As filed with the Securities and Exchange Commission on March 21, 2017

Registration No. 333-216458

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NOBLE ENERGY, INC.
(Exact name of Registrant as specified in its charter)

Delaware	1311	73-0785597
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1001 Noble Energy Way
Houston, Texas 77070
(281) 872-3100
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Arnold J. Johnson
Senior Vice President, General Counsel and Secretary
Noble Energy, Inc.
1001 Noble Energy Way
Houston, Texas 77070
(281) 872-3100
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Frank E. Bayouth, Esq. Eric C. Otness, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 1000 Louisiana, Suite 6800 Houston, Texas 77002 (713) 655-5100	T. Mark Tisdale, Esq. Vice President and General Counsel Clayton Williams Energy, Inc. 6 Desta Drive, Suite 6500 Midland, Texas 79705 (432) 682-6324	Michael E. Dillard, Esq. John M. Greer, Esq. Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 (713) 546-5401

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and all other conditions to the proposed merger contemplated by the Agreement and Plan of Merger, dated as of January 13, 2017, described in the enclosed proxy statement/prospectus, have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. We may not sell the securities offered by this proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction where an offer, solicitation or sale is not permitted.

SUBJECT TO COMPLETION—DATED MARCH 21, 2017

            , 2017

PROPOSED MERGER—YOUR VOTE IS VERY IMPORTANT

Dear Stockholders:

Each of the boards of directors of Noble Energy, Inc. (“Noble”) and Clayton Williams Energy, Inc. (“CWEI”) has unanimously approved a transaction for the combination of Noble and CWEI, as described below (the “merger”). CWEI is sending you this proxy statement/prospectus to invite you to attend a special meeting of CWEI stockholders being held to vote on the merger (the “CWEI special meeting”) and to ask you to vote at the CWEI special meeting in favor of adopting the agreement and plan of merger.

Noble and CWEI entered into an agreement and plan of merger on January 13, 2017 (as it may be amended from time to time, the “merger agreement”) pursuant to which, subject to CWEI stockholder approval and certain other customary closing conditions, Noble and CWEI will combine their businesses through the merger of CWEI with a newly formed, indirect, wholly owned subsidiary of Noble, with CWEI thereupon becoming an indirect, wholly owned subsidiary of Noble and, after completion of the merger, but as part of the same transaction, the merger of CWEI with an indirect, wholly owned subsidiary of Noble, with such subsidiary continuing as the surviving entity.

If the merger is completed, at the effective time of the merger (the “effective time”), each share of common stock, par value $0.10 per share, of CWEI (each, a “CWEI common share”) issued and outstanding immediately prior to the effective time (other than CWEI common shares held in treasury and CWEI common shares held by stockholders who properly comply in all respects with the provisions of Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”) as to appraisal rights) and each unexercised warrant to purchase or otherwise acquire CWEI common shares (each, a “CWEI warrant”) issued and outstanding as of the effective time, will be cancelled and extinguished and automatically converted into the right to receive, at the election of the stockholder or warrant holder, as applicable, but subject to proration as described below, one of the following forms of consideration (the “merger consideration”):

•for each CWEI common share, one of (i) 3.7222 (the “share-election exchange ratio”) shares, par value $0.01, of common stock of Noble (each, a “Noble common share,” and such consideration, the “share-election consideration”); (ii)(A) $34.75 in cash (subject to applicable withholding tax), without interest and (B) 2.7874 (the “mixed-election exchange ratio”) Noble common shares (the “mixed-election consideration”); or (iii) $138.39 in cash (subject to applicable withholding tax), without interest (the “cash-election consideration”); and

•for each CWEI warrant, either (i) the share-election consideration in respect of the number of CWEI common shares that would be issued upon a cashless exercise of such CWEI warrant immediately prior to the effective time (“warrant notional common shares”); (ii) the mixed-election consideration in respect of the number of warrant notional common shares represented by such CWEI warrant; or (iii) the cash-election consideration in respect of the number of warrant notional common shares represented by such CWEI warrant.

The merger consideration is subject to proration so that the aggregate merger consideration paid in respect of all CWEI common shares and CWEI warrants consists of 75% Noble common shares and 25% cash, based on the closing sale price for the Noble common shares on January 12, 2017. No fractional Noble common shares will be issued in the merger, and holders of CWEI common shares and CWEI warrants will, instead, receive cash in lieu of fractional Noble common shares, if any. The merger consideration will also be adjusted appropriately to fully reflect the effect of any subdivisions, reclassifications, splits, share distributions, combinations or exchanges of CWEI common shares or Noble common shares.

At the effective time, each share of preferred stock, par value $0.10 per share, of CWEI (each, a “CWEI preferred share”) issued and outstanding immediately prior to the effective time will be converted into the right to receive cash in an amount equal to $1.00 (subject to applicable withholding tax), without interest.

Upon completion of the merger, CWEI’s former stockholders will own approximately 11% of the then outstanding Noble common shares, based on the number of shares, warrants and equity awards of Noble and CWEI outstanding on             , 2017. The value of the merger consideration (except for the cash-election consideration and the cash portion of the mixed-election consideration) to be received in exchange for each CWEI common share will fluctuate with the market value of the Noble common shares until the merger is completed.

Based on the closing sale price for the Noble common shares on January 13, 2017, the last trading day before public announcement of the merger, the share-election consideration represented approximately $139.17 in value for each CWEI common share and the mixed-election consideration represented approximately $138.97 in value for each CWEI common share.

Noble common shares are listed on the New York Stock Exchange (the “NYSE”) under the symbol “NBL.” CWEI common shares are listed on the NYSE under the symbol “CWEI.” We urge you to obtain current market quotations for the shares of common stock of Noble and CWEI.

Your vote is very important regardless of the number of CWEI common shares you own. The merger cannot be completed unless CWEI stockholders adopt the merger agreement at the CWEI special meeting. Information about this meeting, the merger and the other business to be considered by CWEI stockholders at the CWEI special meeting is contained in this proxy statement/prospectus. We urge you to read this proxy statement/prospectus carefully. You should also carefully consider the risks that are described in the “Risk Factors” section beginning on page 16.

Whether or not you plan to attend the CWEI special meeting, please submit your proxy as soon as possible to make sure that your shares are represented at that meeting.

The CWEI board of directors recommends that CWEI stockholders vote “FOR” the proposal to adopt the merger agreement, which is necessary to complete the merger.

Clayton W. Williams, Jr.
Chairman of the Board and Chief Executive Officer
Clayton Williams Energy, Inc.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the merger or the other transactions described in this proxy statement/prospectus or the securities to be issued in connection with the merger or determined if this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated             , 2017, and is first being mailed to stockholders of CWEI on or about             , 2017.

6 Desta Drive, Suite 6500
Midland, Texas 79705

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON APRIL 24, 2017

To the stockholders of Clayton Williams Energy, Inc.:

Notice is hereby given that a special meeting of stockholders of Clayton Williams Energy, Inc. will be held on April 24, 2017, at 10:00 a.m., Central time, at ClayDesta Conference Center, 6 Desta Drive, Suite 6550, Midland, Texas 79705, for the following purposes:

1.	Merger Proposal: To consider and vote on a proposal to adopt the Agreement and Plan of Merger, dated as of January 13, 2017, as it may be amended from time to time, by and among Noble Energy, Inc., Wild West Merger Sub, Inc., NBL Permian LLC and Clayton Williams Energy, Inc., a copy of which is attached as Annex A to the proxy statement/prospectus accompanying this notice;
2.	Adjournment Proposal: To consider and vote on a proposal to approve the adjournment of the CWEI special meeting, if necessary to solicit additional proxies if there are not sufficient votes to approve the merger proposal at the time of the CWEI special meeting; and
3.	Advisory Compensation Proposal: To consider and vote on a proposal to approve, on an advisory (non-binding) basis, the payments that will or may be paid to CWEI’s named executive officers in connection with the merger.

Approval of the merger proposal is required for completion of the merger. Neither the adjournment proposal nor the advisory compensation proposal is a condition to the obligations of Noble or CWEI to complete the merger.

CWEI will transact no other business at the CWEI special meeting, except for business properly brought before the CWEI special meeting or any adjournment or postponement thereof.

The accompanying proxy statement/prospectus further describes the matters to be considered at the CWEI special meeting.

The CWEI board of directors has set March 23, 2017 as the record date (the “record date”) for the CWEI special meeting. Only CWEI stockholders of record at the close of business on the record date will be entitled to notice of and to vote at the CWEI special meeting and any adjournments thereof.

Your vote is very important. To ensure your representation at the CWEI special meeting, please complete and return the enclosed proxy card or submit your proxy by telephone or through the internet. Please submit your proxy promptly, whether or not you expect to attend the CWEI special meeting. Submitting a proxy now will not prevent you from being able to vote in person at the CWEI special meeting.

The CWEI board of directors has unanimously approved the merger agreement and the transactions contemplated thereby and recommends that you vote “FOR” the merger proposal, “FOR” the adjournment proposal, if necessary, and “FOR” the advisory compensation proposal.

By Order of the Board of Directors of Clayton Williams Energy, Inc.,

McRae M. Biggar
Secretary
Midland, TX
         , 2017

PLEASE SUBMIT YOUR PROXY PROMPTLY FOLLOWING THE INSTRUCTIONS ON THE ENCLOSED PROXY CARD. IF YOU HAVE QUESTIONS ABOUT THE PROPOSALS OR ABOUT SUBMITTING A PROXY FOR YOUR SHARES, YOU SHOULD CONTACT MORROW SODALI LLC, CWEI’S PROXY SOLICITOR. STOCKHOLDERS PLEASE CALL TOLL-FREE AT (877) 787-9239 (BANKS AND BROKERS PLEASE CALL COLLECT AT (203) 658-9400).

ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates by reference important business and financial information about Noble and CWEI from other documents that are not included in or delivered with this proxy statement/prospectus. For a listing of the documents incorporated by reference into this proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 112.

You can obtain any of the documents incorporated by reference into this proxy statement/prospectus free of charge by requesting them in writing or by telephone from Morrow Sodali LLC, CWEI’s proxy solicitor, at the following address: 470 West Avenue, Stamford, Connecticut 06902 or telephone number: stockholders please call toll-free at (877) 787-9239 (banks and brokers please call collect at (203) 658-9400).

To receive timely delivery of the documents in advance of the CWEI special meeting, you should make your request no later than April 17, 2017.

You may also obtain any of the documents incorporated by reference into this proxy statement/prospectus without charge through the SEC’s website at www.sec.gov. In addition, you may obtain copies of documents filed by Noble with the SEC by accessing Noble’s website at www.nblenergy.com under the tab “Investors” and then under the heading “SEC Filings.” You may also obtain copies of documents filed by CWEI with the SEC by accessing CWEI’s website at www.claytonwilliams.com under the tab “Investors” and then under the heading “SEC Filings.”

We are not incorporating the contents of the websites of the SEC, Noble, CWEI or any other entity into this proxy statement/prospectus. We are providing the information about how you can obtain certain documents that are incorporated by reference into this proxy statement/prospectus at these websites only for your convenience.

ABOUT THIS DOCUMENT

This document, which forms part of a registration statement on Form S-4 filed with the SEC by Noble (File No. 333-216458), constitutes a prospectus of Noble under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the Noble common shares to be issued pursuant to the merger agreement. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the CWEI special meeting, at which CWEI stockholders will be asked to consider and vote on, among other matters, a proposal to adopt the merger agreement.

You should rely only on the information contained in or incorporated by reference into this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated         , 2017. The information contained in this proxy statement/prospectus is accurate only as of that date or, in the case of information in a document incorporated by reference, as of the date of such document, unless the information specifically indicates that another date applies. Neither the mailing of this proxy statement/prospectus to CWEI stockholders nor the issuance by Noble of Noble common shares pursuant to the merger agreement will create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

The information concerning Noble contained in this proxy statement/prospectus or incorporated by reference has been provided by Noble, and the information concerning CWEI contained in this proxy statement/prospectus or incorporated by reference has been provided by CWEI.

i

QUESTIONS AND ANSWERS ABOUT THE CWEI SPECIAL MEETING

The following questions and answers briefly address some commonly asked questions about the CWEI special meeting. They may not include all the information that is important to CWEI stockholders. CWEI stockholders should carefully read this entire proxy statement/prospectus, including the annexes and the other documents referred to herein.

Q:	Why am I receiving this proxy statement/prospectus?
A:	Noble and CWEI have agreed to a merger, pursuant to which CWEI will become an indirect, wholly owned subsidiary of Noble, as more fully described below. CWEI is sending this proxy statement/prospectus to its stockholders to help them decide how to vote their CWEI common shares with respect to the merger and other matters to be considered at the CWEI special meeting.

The merger cannot be completed unless CWEI stockholders adopt the merger agreement. Information about the CWEI special meeting, the merger and the other business to be considered by stockholders at the CWEI special meeting is contained in this proxy statement/prospectus.

This document constitutes both a proxy statement of CWEI and a prospectus of Noble. It is a proxy statement because the board of directors of CWEI (the “CWEI board”) is soliciting proxies from its stockholders. It is a prospectus because Noble will issue shares of its common stock in exchange for outstanding CWEI common shares in the merger.

Q:	What will happen in the merger?
A:	Under the merger agreement, at the effective time, Wild West Merger Sub Inc. (“Merger Sub”), an indirect, wholly owned subsidiary of Noble, will merge with and into CWEI in the merger, with CWEI continuing as the surviving entity and an indirect, wholly owned subsidiary of Noble (such entity sometimes referred to herein as the “surviving corporation”). After completion of the merger, but as part of the same plan as the merger, CWEI, as the surviving corporation in the merger, will merge with and into its parent, NBL Permian LLC (“NBL Permian”), with NBL Permian continuing as the surviving entity and an indirect, wholly owned subsidiary of Noble (such entity sometimes referred to herein as the “surviving company”), in a transaction that is referred to as the “second merger.”
Q:	What will I receive in the merger?
A:	Upon completion of the merger, each CWEI common share issued and outstanding immediately prior to the effective time (other than CWEI common shares held in treasury and CWEI common shares held by stockholders who properly comply in all respects with the provisions of Section 262 of the DGCL as to appraisal rights) will be cancelled and extinguished and automatically converted into the right to receive, at the election of the stockholder, but subject to proration as described below, one of (i) 3.7222 Noble common shares (such election, a “share election”); (ii)(A) $34.75 in cash (subject to applicable withholding tax), without interest and (B) 2.7874 Noble common shares (such election, a “mixed election”); or (iii) $138.39 in cash (subject to applicable withholding tax), without interest (such election, a “cash election”).

The merger consideration is subject to proration so that the aggregate merger consideration paid in respect of all CWEI common shares and CWEI warrants consists of 75% Noble common shares and 25% cash, based on the closing sale price for the Noble common shares on January 12, 2017. You may elect to receive the share-election consideration, the mixed-election consideration, or the cash-election consideration. However, the ability to receive the merger consideration of your choice will depend on the elections of other CWEI stockholders and CWEI warrant holders. The proration of the merger consideration payable to CWEI stockholders and CWEI warrant holders in the merger will not be known until Noble tallies the results of the elections made by CWEI stockholders and CWEI warrant holders, which will not occur until near or after the closing of the merger.

No fractional Noble common shares will be issued in the merger, and holders of CWEI common shares and CWEI warrants will, instead, receive cash in lieu of fractional Noble common shares, if any. The merger consideration will also be adjusted appropriately to fully reflect the effect of any subdivisions, reclassifications, splits, share distributions, combinations or exchanges of CWEI common shares or Noble common shares.

v

Q:	What will holders of CWEI equity awards receive in the merger?
A:	Stock Options. Each option to purchase CWEI common shares (each, a “CWEI option”) that is outstanding immediately prior to the effective time will vest and be exchanged for the number of Noble common shares, rounded down to the nearest whole share, equal to the quotient of (i) the product of (A) the number of CWEI common shares subject to the CWEI option, multiplied by (B) the amount, if any, by which the per share closing trading price of CWEI common shares on the business day immediately before the effective time exceeds the exercise price per CWEI common share otherwise purchasable pursuant to the CWEI option immediately prior to the effective time, divided by (ii) the average of the closing sale prices of a Noble common share as reported on the NYSE for the ten consecutive full trading days, ending at the close of trading on the full trading day immediately preceding the date on which the effective time occurs. If such calculation results in zero or a negative number, the applicable CWEI option shall be forfeited for no consideration.

Restricted Shares. At the effective time, the restricted CWEI common shares (each, a “CWEI restricted share”) outstanding immediately prior to the effective time will be converted into a number of restricted Noble common shares equal to the number of CWEI restricted shares multiplied by the share-election exchange ratio of 3.7222, rounded up to the nearest whole share, and subject to the same vesting, repurchase and other restrictions as the CWEI restricted shares.

Q:	What will holders of CWEI warrants receive in the merger?
A:	Upon completion of the merger, each unexercised CWEI warrant issued and outstanding immediately prior to the effective time will be cancelled and extinguished and automatically converted into the right to receive, at the election of the warrant holder, but subject to proration as described below, either (i) 3.7222 Noble common shares in respect of the number of warrant notional common shares (the number of CWEI common shares that would be issued upon a cashless exercise of such CWEI warrant immediately prior to the effective time) represented by such CWEI warrant; (ii)(A) $34.75 in cash (subject to applicable withholding tax), without interest and (B) 2.7874 Noble common shares in respect of the number of warrant notional common shares represented by such CWEI warrant; or (iii) $138.39 in cash (subject to applicable withholding tax), without interest, in respect of the number of warrant notional common shares represented by such CWEI warrant.

The merger consideration is subject to proration so that the aggregate merger consideration paid in respect of all CWEI common shares and CWEI warrants consists of 75% Noble common shares and 25% cash, based on the closing sale price for the Noble common shares on January 12, 2017. No fractional Noble common shares will be issued in the merger, and holders of CWEI warrants will, instead, receive cash in lieu of fractional Noble common shares, if any. The merger consideration will also be adjusted appropriately to fully reflect the effect of any subdivisions, reclassifications, splits, share distributions, combinations or exchanges of CWEI common shares or Noble common shares.

Q:	What will holders of CWEI preferred shares receive in the merger?
A:	Upon completion of the merger, each CWEI preferred share issued and outstanding immediately prior to the effective time will be converted into the right to receive cash in an amount equal to $1.00 (subject to applicable withholding tax), without interest.
Q:	Will I receive the form of merger consideration that I elect?
A:	Even if you make a valid election, you may not receive the exact form of merger consideration that you elect. If you make no valid election with respect to your CWEI common shares (and do not exercise appraisal rights), you will receive such merger consideration as is determined in accordance with the proration provisions of the merger agreement.

The merger consideration is subject to proration so that the aggregate merger consideration paid in respect of all CWEI common shares and CWEI warrants consists of 75% Noble common shares and 25% cash, based on the closing sale price for the Noble common shares on January 12, 2017. The ability to receive the merger consideration of your choice will depend on the elections of other CWEI stockholders and CWEI warrant holders. You may not receive the form of merger consideration that you elect in the merger, and you may instead receive a pro-rata amount of cash, Noble common shares or both.

The greater the oversubscription of the share-election consideration, if any, the fewer Noble common shares and more cash a CWEI stockholder or CWEI warrant holder making the share election will receive. Reciprocally, the greater the oversubscription of the cash-election consideration, if any, the less cash and more Noble common shares a CWEI stockholder or CWEI warrant holder making the cash election will receive. The proration of the merger consideration payable to CWEI stockholders and CWEI warrant holders in the merger will not be known until Noble tallies the results of the elections made by CWEI stockholders and CWEI warrant holders, which will not occur until near or after the closing of the merger. See “The Merger Agreement—Proration Procedures” beginning on page 60.

Q:	When do Noble and CWEI expect to complete the merger?
A:	Noble and CWEI are working to complete the merger as soon as practicable. If CWEI stockholders approve the merger proposal, we currently expect that the merger will be completed by April 25, 2017. Neither Noble nor CWEI can predict, however, the actual date on which the merger will be completed because it is subject to conditions beyond each company’s control, including the approval of the merger proposal by CWEI stockholders. See “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 63.
Q:	What happens if the merger is not completed?
A:	If the merger proposal is not approved by CWEI stockholders or if the merger is not completed for any other reason, you will not receive any form of consideration for your CWEI common shares in connection with the merger. Instead, CWEI will remain an independent publicly traded corporation and its common stock will continue to be listed and traded on the NYSE. If the merger agreement is terminated under specified circumstances, including in certain circumstances in connection with an alternative proposal, or if there is a change in recommendation by the CWEI board, CWEI will be required to pay Noble a termination fee in the amount of $87 million. Following payment of the termination fee, CWEI will not have any further liability to Noble in respect of the merger agreement (other than liability for any willful breach or fraud). See “The Merger Agreement—Effect of Termination; Termination Fees” beginning on page 75.
Q:	What am I being asked to vote on and why is this approval necessary?
A:	CWEI stockholders are being asked to vote on the following proposals:
1.	Merger Proposal: To consider and vote on a proposal to adopt the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus;
2.	Adjournment Proposal: To consider and vote on a proposal to approve the adjournment of the CWEI special meeting, if necessary to solicit additional proxies if there are not sufficient votes to approve the merger proposal at the time of the CWEI special meeting; and
3.	Advisory Compensation Proposal: To consider and vote on a proposal to approve, on an advisory (non-binding) basis, the payments that will or may be paid to CWEI’s named executive officers in connection with the merger.

Approval of the merger proposal is required for completion of the merger. Neither the adjournment proposal nor the advisory compensation proposal is a condition to the obligations of Noble or CWEI to complete the merger.

Q:	What vote is required to approve each proposal at the CWEI Special Meeting?
A:	The following vote is needed for each proposal:
1.	Merger Proposal: The affirmative vote of holders of a majority of the outstanding CWEI common shares entitled to vote on the merger proposal.

2.	Adjournment Proposal: The affirmative vote of holders of a majority of the CWEI common shares represented at the CWEI special meeting (in person or by proxy) and entitled to vote on the adjournment proposal.
3.	Advisory Compensation Proposal: The affirmative vote of holders of a majority of the CWEI common shares represented at the CWEI special meeting (in person or by proxy) and entitled to vote on the advisory compensation proposal.
Q:	Are there any stockholders already committed to voting in favor of the merger agreement?
A:	Yes. Certain CWEI stockholders affiliated with Ares Management LLC (collectively with its affiliates, “Ares Management,” and such stockholders, the “Ares stockholders”) entered into a support agreement (the “support agreement”), pursuant to which the Ares stockholders agreed, among other things, not to exercise or assert any appraisal rights under Section 262 of the DGCL in connection with the merger. The Ares stockholders have also agreed, among other things, during the period from January 13, 2017 to and including the date of termination of the merger agreement, if any, to vote all of the CWEI common shares and, if applicable, the CWEI preferred shares, they beneficially own as of the record date of the CWEI special meeting in favor of the merger proposal. See “The Merger—Share Ownership of Certain Stockholders; Support and Non-Dissent Agreements—Support Agreement” beginning on page 47.

In addition, Clayton W. Williams, Jr. and The Williams Children’s Partnership Ltd., each a stockholder of CWEI (together, the “non-dissenting parties”), entered into agreements (the “non-dissent agreements”), pursuant to which the non-dissenting parties agreed, among other things, not to exercise or assert any appraisal rights under Section 262 of the DGCL in connection with the merger. The non-dissenting parties have also agreed, among other things, during the period from January 13, 2017 to and including the date of termination of the merger agreement, if any, to vote all of the CWEI common shares they beneficially own as of the record date of the CWEI special meeting against any alternative proposal and against any amendment of CWEI’s certificate of incorporation or by-laws or other proposal or transaction involving CWEI or any of its subsidiaries, which amendment or other proposal or transaction would in any manner delay, impede, frustrate, prevent or nullify the merger, the merger agreement or any of the transactions contemplated by the merger agreement or change in any manner the voting rights of any outstanding class of capital stock of CWEI. See “The Merger—Share Ownership of Certain Stockholders; Support and Non-Dissent Agreements—Non-Dissent Agreements” beginning on page 48.

Q:	What constitutes a quorum?
A:	A quorum requires the holders of a majority of the CWEI common shares issued and outstanding and entitled to vote, represented in person or by proxy. Any abstentions will be treated as present for the purposes of determining whether a quorum exists at the CWEI special meeting. Any broker non-votes will not be treated as present for the purposes of determining whether a quorum exists.
Q:	How does the CWEI board recommend that I vote?
A:	The CWEI board recommends that CWEI stockholders vote “FOR” the merger proposal, “FOR” the adjournment proposal, if necessary to solicit additional proxies if there are not sufficient votes to approve the merger proposal at the time of the CWEI special meeting, and “FOR” the advisory compensation proposal.
Q:	What do I need to do now?
A:	After carefully reading and considering the information contained in this proxy statement/prospectus, please submit a proxy or voting instructions for your shares by following the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker, bank or other nominee.
Q:	How do I vote?
A:	If you are a stockholder of record of CWEI as of the record date (March 23, 2017), you may vote by proxy before the CWEI special meeting in one of the following ways:
•	By Telephone: By dialing the toll-free number specified on the proxy card and following the instructions on the proxy card;

•	Via the Internet: By accessing the website specified on the proxy card and following the instructions on the proxy card; or
•	By Mail: By completing and returning the proxy card in the enclosed envelope. The envelope requires no additional postage if mailed in the United States.

You may also cast your vote in person at the CWEI special meeting.

If your shares are held in “street name” through a broker or other nominee, that institution will send you separate instructions describing the procedure that you must follow in order to have your shares voted.

Q:	When and where is the CWEI special meeting of stockholders?
A:	The CWEI special meeting will be held at ClayDesta Conference Center, 6 Desta Drive, Suite 6550, Midland, Texas 79705 on April 24, 2017. Subject to space availability, all CWEI stockholders as of the record date, or their duly appointed proxies, may attend the meeting. Since seating is limited, admission to the meeting will be on a first-come, first-served basis. Registration and seating will begin at 9:30 a.m., Central time on the day of the CWEI special meeting.
Q:	If my shares are held in “street name” by a broker, bank or other nominee, will my broker, bank or other nominee vote my shares for me?
A:	No. If your shares are held in “street name” in a stock brokerage account or by a bank or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your broker, bank or other nominee. Please note that you may not vote shares held in street name by returning a proxy card directly to CWEI or by voting in person at the CWEI special meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or other nominee.

If you do not provide voting instructions to your broker, bank or other nominee, your shares will not be voted on any proposal on which your broker or other nominee does not have discretionary authority to vote. This is referred to in this proxy statement/prospectus and in general as a broker non-vote. In these cases, the broker or other nominee cannot register your shares as being present at the CWEI special meeting for purposes of determining a quorum, and will not be able to vote your shares on those matters for which specific authorization is required. Under the current NYSE rules, brokers do not have discretionary authority to vote on any of the proposals, including the merger proposal. As a result, a broker non-vote of a CWEI common share will have the same effect as a vote “AGAINST” the merger proposal. Broker non-votes will not be considered entitled to vote on the adjournment proposal or the advisory compensation proposal, and will have no effect on the outcome of the vote on those proposals (assuming in the case of the advisory compensation proposal that a quorum is present).

Q:	What if I do not vote or abstain?
A:	For purposes of the CWEI special meeting, an abstention occurs when a stockholder attends the CWEI special meeting in person and does not vote or returns a proxy with an “abstain” vote. If you fail to vote, or if you respond with an “abstain” vote on the merger proposal, your proxy will have the same effect as a vote cast “AGAINST” the merger proposal. If you attend the CWEI special meeting and fail to vote, or if you respond with an “abstain” vote on the adjournment proposal or the advisory compensation proposal, your proxy will have the same effect as a vote cast “AGAINST” that proposal.

If you fail to instruct your broker, bank or other nominee how to vote on the merger proposal, it will have the same effect as a vote “AGAINST” the merger proposal. If you fail to instruct your broker, bank or other nominee how to vote on the adjournment proposal or the advisory compensation proposal, it will have no effect on the outcome of the vote on that proposal (assuming in the case of the advisory compensation proposal that a quorum is present).

Q:	What will happen if I return my proxy or voting instruction card without indicating how to vote?
A:	If you sign and return your proxy or voting instruction card without indicating how to vote on any particular proposal, the CWEI common shares represented by your proxy will be voted as recommended by the CWEI board with respect to that proposal. Unless a CWEI stockholder checks the box on its proxy card to withhold discretionary authority, the proxyholders may use their discretion to vote on other matters relating to the CWEI special meeting.

The CWEI board recommends that CWEI stockholders vote “FOR” the merger proposal, “FOR” the adjournment proposal, if necessary to solicit additional proxies if there are not sufficient votes to approve the merger proposal at the time of the CWEI special meeting, and “FOR” the advisory compensation proposal.

Q:	May I revoke my proxy or change my vote after I have delivered my proxy or voting instruction card?
A:	Yes. You may revoke your proxy and/or change your voting instructions at any time before your CWEI common shares are voted at the CWEI special meeting. You may do this by:
•	sending a written notice, which is received prior to your vote being cast at the CWEI special meeting, to Clayton Williams Energy, Inc., 6 Desta Drive, Suite 6500, Midland, Texas 79705, Attention: Secretary, that bears a date later than the date of the proxy and states that you revoke your proxy;
•	submitting a valid, later-dated proxy by mail, telephone or via the internet that is received prior to your vote being cast at the CWEI special meeting; or
•	attending the CWEI special meeting and voting by ballot in person (your attendance at the CWEI special meeting will not, by itself, revoke any proxy that you have previously given).

If you hold your CWEI common shares through a broker, bank or other nominee, you must follow the directions you receive from your broker, bank or other nominee in order to revoke your proxy or change your voting instructions.

Q:	What does it mean if I receive more than one proxy card or vote instruction card?
A:	Your receipt of more than one proxy card or vote instruction card may mean that you have multiple accounts with CWEI’s transfer agent or with a broker, bank or other nominee. If voting by proxy by mail, you will need to sign and return all proxy cards or vote instruction cards to ensure that all of your CWEI common shares are voted. Each proxy card or vote instruction card represents a distinct number of CWEI common shares and it is the only means by which those particular CWEI common shares may be voted by proxy.
Q:	How do I make an election as to the form of merger consideration I wish to receive in the merger?
A:	At the time of mailing of this proxy statement/prospectus, each record holder of CWEI common shares is also separately being sent an election form and letter of transmittal (an “election form”). The election form contains instructions for making a selection of merger consideration and for surrendering your CWEI common shares in exchange for the merger consideration. Wells Fargo Bank, N.A. (the “exchange agent”), the exchange agent for the merger, must receive your properly completed and signed election form and your stock certificates or book-entry shares, or an appropriate and customary guarantee of delivery thereof, and any additional documents specified in the election form, by no later than the election deadline in order for your choice as to the form of merger consideration to be considered with those timely made by the other CWEI stockholders and CWEI warrant holders. Noble and CWEI currently anticipate that the “election deadline” will be 5:00 p.m. Central time on April 24, 2017. Noble and CWEI will issue a joint press release announcing the anticipated date of the election deadline not more than 15 business days before, and at least five business days prior to, the anticipated date of the election deadline. Noble and CWEI will also issue a joint press release if the election deadline changes. See “The Merger Agreement—Election Procedures” beginning on page 58.

x

Q:	What happens if I don’t make a valid election as to the form of merger consideration before the election deadline?
A:	If you do not make a valid election as to the form of merger consideration before the election deadline, you will receive such merger consideration as is determined in accordance with the proration provisions of the merger agreement. If the merger is completed, the exchange agent will send any CWEI stockholder who does not make a valid election a new letter of transmittal that such stockholder can use to surrender its CWEI common shares in exchange for the merger consideration.
Q:	Can I change my election as to the form of merger consideration?
A:	Yes. You can change your election as to the form of merger consideration by submitting a properly completed and signed revised election form. For a change of election to be effective, the exchange agent must receive your signed revised election form before the election deadline. See “The Merger Agreement—Election Procedures” beginning on page 58.
Q:	Should CWEI stockholders send in their stock certificates with the enclosed proxy?
A:	No. CWEI stockholders should not send in any stock certificates with the enclosed proxy. At the time of mailing of this proxy statement/prospectus, each record holder of CWEI common shares is also separately being sent an election form. The election form contains instructions for surrendering your CWEI common shares to the exchange agent in exchange for the merger consideration. For information regarding delivery of your stock certificates, if any, see “The Merger Agreement—Exchange and Payment Procedures” and “The Merger Agreement—Election Procedures” beginning on pages 57 and 58, respectively.
Q:	What happens if I sell my CWEI common shares after the record date but before the CWEI special meeting?
A:	The record date for the CWEI special meeting is earlier than the date of the CWEI special meeting and earlier than the date on which the merger is expected to be completed. If you sell or otherwise transfer your CWEI common shares after the record date but before the date of the CWEI special meeting, you will retain your right to vote at the CWEI special meeting. However, you will not have the right to receive the merger consideration to be received by CWEI stockholders in the merger. In order to receive the merger consideration, you must hold your CWEI common shares through completion of the merger.
Q:	What are the U.S. federal income tax consequences of the merger?
A:	The merger and the second merger, considered together, are intended to constitute a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). The holders of CWEI common shares are not expected to recognize any gain or loss for U.S. federal income tax purposes on the exchange of CWEI common shares for Noble common shares in the merger, except that such holders will recognize gain (but not loss) to the extent such holders receive cash. The holders of CWEI common shares that receive the entirety of their merger consideration in the form of cash, however, are expected to recognize gain or loss equal to the difference between the amount of cash received and the basis in the CWEI common shares exchanged. The obligations of Noble and CWEI to complete the merger are subject to, among other conditions described in this proxy statement/prospectus, the receipt by each of Noble and CWEI of an opinion of counsel to the effect that the merger and the second merger, considered together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

You should read “U.S. Federal Income Tax Consequences” beginning on page 53 for a more complete discussion of the United States federal income tax consequences of the merger. Tax matters can be complicated and the tax consequences of the merger to you will depend on your particular tax situation. You should consult your tax advisor to determine the tax consequences of the merger to you.

Q:	Do I have appraisal rights in connection with the merger?
A:	Yes. As a holder of CWEI common shares, you are entitled to seek appraisal or dissenters’ rights under the DGCL in connection with the merger if you (i) do not vote in favor of the merger proposal and (ii) comply with the other statutory requirements for demanding appraisal. Failure to follow precisely any of the statutory requirements could result in the loss of your appraisal rights.

Q:	Whom should I contact if I have any questions about the proxy materials or voting?
A:	If you have any questions about the merger or if you need assistance submitting your proxy or voting your shares or need additional copies of this proxy statement/prospectus or the enclosed proxy card, you should contact Morrow Sodali LLC, CWEI’s proxy solicitor. Stockholders please call toll-free at (877) 787-9239 (banks and brokers please call collect at (203) 658-9400).

SUMMARY

This summary highlights selected information contained in this proxy statement/prospectus and does not contain all the information that may be important to you. Noble and CWEI urge you to read carefully this proxy statement/prospectus in its entirety, including the annexes. Additionally, important information, which Noble and CWEI also urge you to read, is contained in the documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 112. Unless stated otherwise, all references in this proxy statement/prospectus to Noble are to Noble Energy, Inc., all references to CWEI are to Clayton Williams Energy, Inc. and all references to the merger agreement are to the Agreement and Plan of Merger, dated as of January 13, 2017, as it may be amended from time to time, by and among Noble, Merger Sub, NBL Permian and CWEI, a copy of which is attached as Annex A to this proxy statement/prospectus and incorporated by reference herein.

Information About Noble (See Page 77)

Noble is a leading independent crude oil and natural gas exploration and production company with a diversified high-quality portfolio spanning three continents and consisting of both U.S. unconventional and global offshore conventional assets. Founded in 1932, Noble is a Delaware corporation, incorporated in 1969, and has been publicly traded on the NYSE since 1980. Noble has a unique history of growth, evolving from a regional crude oil and natural gas producer to a global exploration and production company included in the Standard & Poor’s 500.

Noble’s purpose, Energizing the World, Bettering People’s Lives®, reflects its commitment to find and deliver energy through crude oil, natural gas and natural gas liquid (“NGL”) exploration and production while living its commitment to contribute to the betterment of people’s lives in the communities in which it operates. Noble strives to build trust through stakeholder engagement, act on its values, provide a safe work environment, respect its environment and care for its employees and the communities where it operates.

Noble’s portfolio of assets is diversified through U.S. and international projects and a production mix among crude oil, natural gas, and NGLs. In particular, Noble’s business is focused on both U.S. unconventional basins and certain global conventional basins. Noble endeavors to maintain a high-quality, growth-oriented portfolio of assets that are well-positioned on the global industry cost supply curve. In addition, Noble’s asset portfolio offers operational and investment flexibility.

In U.S. unconventional basins, Noble has demonstrated competence in applying geological capabilities, drilling and completion expertise and midstream synergies to deliver incremental value. In onshore U.S., Noble typically applies a major project development concept to a U.S. unconventional basin by utilizing an integrated development plan approach. In the global offshore, Noble has had notable exploration successes over the past decade, which have led to Noble’s entry into new conventional offshore basins. Noble has executed several major offshore development projects both on schedule and within budget which have provided long-lived cash flows to its business.

Approximately 75% of Noble’s capital program is allocated to U.S. onshore development, primarily focused on liquids-rich opportunities in the DJ Basin, Delaware Basin and Eagle Ford Shale. Eastern Mediterranean capital expenditures, including initial development costs associated with the Leviathan project, represent over 20% of the total. As Noble manages its asset portfolio, it will consider expanding the portfolio to include additional long-term and/or large-scale exploration opportunities.

In addition, the majority of Noble’s assets are held by production, which provides for further investment and financial flexibility. Occasional strategic acquisitions of producing or non-producing properties, combined with the periodic divestment of assets, have allowed Noble to pursue its objective of a well-diversified, growing portfolio delivering attractive financial returns.

Noble manages its operations by region. Its segments, each of which is primarily in the business of crude oil, natural gas and NGL exploration, development, production and acquisition, include:

•	United States, including the DJ Basin, Permian Basin, Eagle Ford Shale, Marcellus Shale, and deepwater Gulf of Mexico, as well as the consolidated accounts of Noble Midstream Partners LP (“Noble Midstream”), which completed its initial public offering of common units in 2016;
•	Eastern Mediterranean, including offshore Israel and Cyprus;

•	West Africa, including offshore Equatorial Guinea, Cameroon, and Gabon; and
•	Other international and corporate, including new ventures such as offshore the Falkland Islands, Suriname, and Newfoundland.

For the year ended December 31, 2016, Noble had total revenues of approximately $3.5 billion and a net loss of approximately $998.0 million.

Noble’s principal offices are located at 1001 Noble Energy Way, Houston, Texas 77070 and its telephone number is (281) 872-3100. Noble common shares are listed on the NYSE, trading under the symbol “NBL.”

Information About CWEI (See Page 84)

CWEI is an independent oil and gas company engaged in the exploration for and production of oil and gas, with a strategic focus on developmental drilling in prolific oil shale provinces. CWEI has significant holdings in one of the major oil shale plays in the United States, the Wolfcamp Shale in the Southern Delaware Basin of West Texas.

For the year ended December 31, 2016, CWEI had total revenues of approximately $289 million and a net loss of approximately $292 million.

CWEI’s principal offices are located at Six Desta Drive, Suite 3000, Midland, Texas 79705 and its telephone number is (432) 682-6324. CWEI common shares are listed on the NYSE, trading under the symbol “CWEI.”

Information About Merger Sub and NBL Permian (See Page 85)

Merger Sub

Merger Sub, an indirect, wholly owned subsidiary of Noble, is a Delaware corporation formed on January 13, 2017, for the purpose of effecting the merger. Upon completion of the merger, Merger Sub will merge with and into CWEI, with CWEI continuing as the surviving corporation and an indirect, wholly owned subsidiary of Noble. Merger Sub has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement, including the preparation of applicable regulatory filings in connection with the merger.

NBL Permian

NBL Permian, an indirect, wholly owned subsidiary of Noble, is a Delaware limited liability company formed on January 13, 2017, for the purpose of effecting the second merger. After completion of the merger of Merger Sub with and into CWEI, CWEI will merge with and into its parent NBL Permian in the second merger, with NBL Permian continuing as the surviving company and an indirect, wholly owned subsidiary of Noble. NBL Permian has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement, including the formation of Merger Sub and the preparation of applicable regulatory filings in connection with the merger.

The Merger (See Page 25)

Upon the terms and subject to the conditions of the merger agreement, and in accordance with the DGCL and the Delaware Limited Liability Company Act (the “DLLCA”), (i) at the effective time, Merger Sub will merge with and into CWEI in the merger, with CWEI continuing as the surviving corporation and an indirect, wholly owned subsidiary of Noble, and (ii) after completion of the merger, but as part of the same plan as the merger, CWEI, as the surviving corporation in the merger, will merge with and into its parent, NBL Permian, in the second merger, with NBL Permian continuing as the surviving company and an indirect, wholly owned subsidiary of Noble. The combined business of Noble and CWEI for periods following completion of the merger is sometimes referred to herein as the “combined company.”

Consideration to be Received in the Merger by CWEI Stockholders (See Page 56)

If the merger is completed, at the effective time, each CWEI common share issued and outstanding immediately prior to the effective time (other than CWEI common shares held in treasury and CWEI common shares held by stockholders who properly comply in all respects with the provisions of Section 262 of the DGCL as to appraisal rights) and each CWEI warrant issued and outstanding as of the effective time, will be cancelled and extinguished and automatically converted into the right to receive, at the election of the stockholder or warrant holder, as applicable, but subject to proration as described below, one of the following forms of merger consideration:

•	for each CWEI common share, one of (i) 3.7222 Noble common shares; (ii)(A) $34.75 in cash (subject to applicable withholding tax), without interest and (B) 2.7874 Noble common shares; or (iii) $138.39 in cash (subject to applicable withholding tax), without interest; and
•	for each CWEI warrant, either (i) the share-election consideration in respect of the number of warrant notional common shares (the number of CWEI common shares that would be issued upon a cashless exercise of such CWEI warrant immediately prior to the effective time) represented by such CWEI warrant; (ii) the mixed-election consideration in respect of the number of warrant notional common shares represented by such CWEI warrant; or (iii) the cash-election consideration in respect of the number of warrant notional common shares represented by such CWEI warrant.

The merger consideration is subject to proration so that the aggregate merger consideration paid in respect of all CWEI common shares and CWEI warrants consists of 75% Noble common shares and 25% cash, based on the closing sale price for the Noble common shares on January 12, 2017. No fractional Noble common shares will be issued in the merger, and holders of CWEI common shares and CWEI warrants will, instead, receive cash in lieu of fractional Noble common shares, if any. The merger consideration will also be adjusted appropriately to fully reflect the effect of any subdivisions, reclassifications, splits, share distributions, combinations or exchanges of CWEI common shares or Noble common shares. For a more complete description of the merger consideration, see “The Merger Agreement—Terms of the Merger” beginning on page 56.

At the effective time, each CWEI preferred share issued and outstanding immediately prior to the effective time will be converted into the right to receive cash in an amount equal to $1.00 (subject to applicable withholding tax), without interest.

Election Procedures (See Page 58)

At the time of mailing of this proxy statement/prospectus, each record holder of CWEI common shares is also separately being sent an election form. The election form contains instructions for making a selection of merger consideration and for surrendering CWEI common shares in exchange for the merger consideration. The exchange agent must receive a properly completed and signed election form and related stock certificates or book-entry shares, or an appropriate and customary guarantee of delivery thereof, and any additional documents specified in the election form, by no later than the election deadline in order for a choice as to the form of merger consideration to be considered with those timely made by the other CWEI stockholders and CWEI warrant holders. Noble and CWEI currently anticipate that the “election deadline” will be 5:00 p.m. Central time on April 24, 2017. Noble and CWEI will issue a joint press release announcing the anticipated date of the election deadline not more than 15 business days before, and at least five business days prior to, the anticipated date of the election deadline. Noble and CWEI will also issue a joint press release if the election deadline changes.

For a more completed discussion of the election procedures, see “The Merger Agreement—Election Procedures” beginning on page 58.

Proration Procedures (See Page 60)

Even if a valid election is made, a CWEI stockholder may not receive the exact form of merger consideration that it elects. If a CWEI stockholder does not make a valid election with respect to such holder’s CWEI common shares (and does not exercise appraisal rights), such holder will receive such merger consideration as is determined in accordance with the proration provisions of the merger agreement.

The merger consideration is subject to proration so that the aggregate merger consideration paid in respect of all CWEI common shares and CWEI warrants consists of 75% Noble common shares and 25% cash, based on the closing sale price for the Noble common shares on January 12, 2017. The ability to receive the merger consideration of a holder’s choice will depend on the elections of other CWEI stockholders and CWEI warrant holders. A CWEI stockholder or CWEI warrant holder may not receive the form of merger consideration that it elects in the merger, and may instead receive a pro-rata amount of cash, Noble common shares or both.

The greater the oversubscription of the share-election consideration, if any, the fewer Noble common shares and more cash a CWEI stockholder or CWEI warrant holder making the share election will receive. Reciprocally, the greater the oversubscription of the cash-election consideration, if any, the less cash and more Noble common shares a CWEI stockholder or CWEI warrant holder making the cash election will receive. See “The Merger Agreement—Proration Procedures” beginning on page 60.

CWEI Board Recommendation and Its Reasons for the Merger (See Page 30)

The CWEI board recommends that CWEI stockholders vote “FOR” the merger proposal, “FOR” the adjournment proposal, if necessary to solicit additional proxies if there are not sufficient votes to approve the merger proposal at the time of the CWEI special meeting, and “FOR” the advisory compensation proposal.

In the course of reaching its decision to approve the merger agreement and the transactions contemplated thereby, the CWEI board considered a number of factors. For a more complete discussion of these factors, see “The Merger—Rationale for the Merger” and “The Merger—CWEI Board Recommendation and Its Reasons for the Merger” beginning on pages 29 and 30, respectively.

Opinion of CWEI’s Financial Advisor (See Page 33)

On January 13, 2017, Goldman, Sachs & Co. (“Goldman Sachs”) delivered its opinion to the CWEI board that, as of such date, and based upon and subject to the factors and assumptions set forth therein, the merger consideration to be paid to the holders (other than Noble and its affiliates) of CWEI common shares pursuant to the merger agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated January 13, 2017, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B and is incorporated by reference into this proxy statement/prospectus. The summary of the opinion of Goldman Sachs in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion.

Goldman Sachs provided advisory services and its opinion for the information and assistance of the CWEI board in connection with its consideration of the merger. The Goldman Sachs opinion is not a recommendation as to how any holder of CWEI common shares should vote with respect to the merger or any other matter. Pursuant to an engagement letter between CWEI and Goldman Sachs, CWEI has agreed to pay Goldman Sachs a transaction fee that is estimated, based on information available as of the date of public announcement of the merger, at approximately $14 million, all of which is payable upon consummation of the merger.

For a more complete discussion of the opinion of Goldman Sachs, see “The Merger—Opinion of CWEI’s Financial Advisor” beginning on page 33.

Board of Directors and Executive Officers After Completion of the Merger (See Page 42)

Upon completion of the merger, the board of directors of the combined company will consist of the then-current Noble directors. All Noble directors are elected annually to serve until the next annual meeting and until their successors are elected. The current directors of Noble are: Jeffrey L. Berenson, Michael A. Cawley, Edward F. Cox, James E. Craddock, Thomas J. Edelman, Eric P. Grubman, Kirby L. Hedrick, David L. Stover, Scott D. Urban, William T. Van Kleef and Molly K. Williamson. Mr. Grubman has informed Noble that he will not stand for re-election at Noble’s 2017 annual meeting of stockholders. Mr. Grubman’s decision not to stand for re-election is not as a result of any disagreement with Noble or its board of directors. The executive officers of Noble are expected to continue serving as executive officers of the combined company, except for Susan M. Cunningham, who has notified Noble of her plans to retire, effective March 24, 2017.

For a more complete discussion of the directors and officers of Noble, see “The Merger—Board of Directors and Executive Officers After Completion of the Merger” beginning on page 42.

Interests of CWEI Directors and Executive Officers in the Merger (See Page 42)

Some of CWEI’s directors and executive officers have financial interests in the merger that may be different from, or in addition to, those of CWEI stockholders generally. The CWEI board was aware of these interests and considered them, among other matters, in approving the merger agreement and making its recommendation that the CWEI stockholders approve the merger proposal. These interests include the following:

•	The merger agreement provides for the vesting of CWEI’s outstanding option awards immediately prior to the effective time and the exchange of such awards for the number of Noble common shares, rounded down to the nearest whole share, determined by dividing (i) the product of (A) the number of CWEI common shares subject to the CWEI option and (B) the amount, if any, by which the per share closing price of CWEI common shares on the business day immediately prior to the date on which the effective time occurs exceeds the per share exercise price of the CWEI option by (ii) the average per share closing price of Noble common shares over the 10 trading days immediately prior to the date on which the effective time occurs.
•	The merger agreement also provides for the conversion of CWEI’s outstanding restricted stock awards into corresponding awards denominated in restricted Noble common shares equal to the number of CWEI restricted shares subject to the award multiplied by the share-election exchange ratio of 3.7222, rounded up to the nearest whole share and subject to the same vesting, repurchase and other restrictions as the CWEI restricted shares.
•	Each executive officer of CWEI is party to an employment agreement with CWEI which entitles the executive officer to certain change-in-control severance benefits in the event the executive officer experiences a qualifying termination of employment within two years following the merger. These double-trigger benefits consist of a lump sum severance payment, continued healthcare coverage and accelerated vesting of outstanding equity awards.
•	Certain CWEI directors are affiliated with Ares Management. In connection with the merger, Ares Management will receive a make-whole payment under its term loan to CWEI.

CWEI’s directors and executive officers are also entitled to continued indemnification/expense advancement and directors’ and officers’ liability insurance coverage under the merger agreement. For a further discussion of the interests of directors and executive officers in the merger, see “The Merger—Interests of CWEI Directors and Executive Officers in the Merger” beginning on page 42.

Share Ownership of Certain Stockholders; Support and Non-Dissent Agreements (See Page 47)

The Ares stockholders (certain CWEI stockholders affiliated with Ares Management) entered into the support agreement, pursuant to which the Ares stockholders agreed, among other things, not to exercise or assert any appraisal rights under Section 262 of the DGCL in connection with the merger. The Ares stockholders have also agreed, among other things, during the period from January 13, 2017 to and including the date of termination of the merger agreement, if any, to vote all of the CWEI common shares and, if applicable, the CWEI preferred shares, they beneficially own as of the record date of the CWEI special meeting in favor of the merger proposal. See “The Merger—Share Ownership of Certain Stockholders; Support and Non-Dissent Agreements—Support Agreement” beginning on page 47.

In addition, the non-dissenting parties (Clayton W. Williams, Jr. and The Williams Children’s Partnership Ltd., each a stockholder of CWEI), entered into the non-dissent agreements, pursuant to which the non-dissenting parties agreed, among other things, not to exercise or assert any appraisal rights under Section 262 of the DGCL in connection with the merger. The non-dissenting parties have also agreed, among other things, during the period from January 13, 2017 to and including the date of termination of the merger agreement, if any, to vote all of the CWEI common shares they beneficially own as of the record date of the CWEI special meeting against any alternative proposal and against any amendment of CWEI’s certificate of incorporation or by-laws or other proposal or transaction involving CWEI or any of its subsidiaries, which amendment or other proposal or transaction would in any manner delay, impede, frustrate, prevent or nullify the merger, the merger agreement or any of the transactions contemplated by the merger agreement or change in any manner the voting rights of any outstanding class of capital stock of CWEI. See “The Merger—Share Ownership of Certain Stockholders; Support and Non-Dissent Agreements—Non-Dissent Agreements” beginning on page 48.

Accounting Treatment of the Merger (See Page 48)

The merger will be accounted for using the acquisition method of accounting according to U.S. generally accepted accounting principles (“GAAP”) with Noble being considered the acquirer of CWEI for accounting purposes. For a more complete description of the accounting treatment of the merger, see “The Merger— Accounting Treatment of the Merger” beginning on page 48.

Regulatory Approvals Required for the Merger (See Page 48)

To complete the merger, Noble and CWEI must make filings with and obtain authorizations, approvals or consents from a number of regulatory authorities. For a more complete discussion of regulatory matters relating to the merger, see “The Merger—Regulatory Approvals Required for the Merger” beginning on page 48.

Treatment of CWEI Equity Awards (See Page 48)

Stock Options. In connection with the merger, each CWEI option that is outstanding immediately prior to the effective time will vest and be exchanged for the number of Noble common shares, rounded down to the nearest whole share, equal to the quotient of (i) the product of (A) the number of CWEI common shares subject to the CWEI option, multiplied by (B) the amount, if any, by which the per share closing trading price of CWEI common shares on the business day immediately before the effective time exceeds the exercise price per CWEI common share otherwise purchasable pursuant to the CWEI option immediately prior to the effective time, divided by (ii) the average of the closing sale prices of a Noble common share as reported on the NYSE for the ten consecutive full trading days, ending at the close of trading on the full trading day immediately preceding the date on which the effective time occurs. If such calculation results in zero or a negative number, the applicable CWEI option shall be forfeited for no consideration.

Restricted Shares. In connection with the merger, the CWEI restricted shares outstanding immediately prior to the effective time will be converted into a number of restricted Noble common shares equal to the number of CWEI restricted shares multiplied by the share-election exchange ratio of 3.7222, rounded up to the nearest whole share, and subject to the same vesting, repurchase and other restrictions as the CWEI restricted shares.

For a more complete discussion of the treatment of CWEI options, restricted shares and other stock-based awards, see “The Merger Agreement—Treatment of CWEI Equity Awards” beginning on page 48. For further discussion of the treatment of CWEI options, restricted shares and other stock-based awards held by certain directors and executive officers of CWEI, see “The Merger—Interests of CWEI Directors and Executive Officers in the Merger” beginning on page 42.

Appraisal Rights (See Page 49)

The holders of CWEI common shares are entitled to appraisal rights in connection with the merger under Delaware law. CWEI common shares held by stockholders that (i) do not vote for approval of the merger proposal and (ii) make a demand for appraisal in accordance with Delaware law will not be converted into the merger consideration, but will be converted into the right to receive from the combined company the “fair value” of such CWEI common shares, in cash, as determined in accordance with Delaware law. For a more complete discussion of the appraisal rights available to holders of CWEI common, see “The Merger—Appraisal Rights—CWEI” beginning on page 49.

The holders of Noble common shares are not entitled to appraisal rights in connection with the merger under Delaware law.

U.S. Federal Income Tax Consequences (See Page 53)

The merger and the second merger, considered together, are intended to constitute a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code. The holders of CWEI common shares are not expected to recognize any gain or loss for U.S. federal income tax purposes on the exchange of CWEI common shares for Noble common shares in the merger, except that such holders will recognize gain (but not loss) to the extent such holders receive cash. The holders of CWEI common shares that receive the entirety of their merger consideration in the form of cash, however, are expected to recognize gain or loss equal to the difference between the amount of cash received and the basis in the CWEI common shares exchanged. The obligations of Noble and CWEI to complete the merger are subject to, among other conditions described in this proxy statement/prospectus, the receipt by each of Noble and CWEI of an opinion of counsel to the effect that the merger and the second merger, considered together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

You should read “U.S. Federal Income Tax Consequences” beginning on page 53 for a more complete discussion of the United States federal income tax consequences of the merger. Tax matters can be complicated and the tax consequences of the merger to you will depend on your particular tax situation. You should consult your tax advisor to determine the tax consequences of the merger to you.

Completion of the Merger (See Page 63)

The merger is expected to be completed by April 25, 2017, subject to the receipt of necessary regulatory approvals and the satisfaction or waiver of other closing conditions. For a discussion of the timing of the merger, see “The Merger Agreement—Completion of the Merger” beginning on page 63.

Conditions to Completion of the Merger (See Page 63)

The parties expect to complete the merger after all of the conditions to the merger in the merger agreement are satisfied or waived, including after Noble and CWEI receive all required regulatory approvals, and after CWEI receives stockholder approval at its special meeting. The parties currently expect to complete the merger by April 25, 2017. However, it is possible that factors outside of each company’s control could require them to complete the merger at a later time or not to complete it at all.

The obligations of Noble and CWEI to complete the merger are each subject to the satisfaction (or waiver by such party) of the following conditions:

•	approval of the merger proposal by vote of the holders of a majority of the outstanding CWEI common shares;
•	termination or expiration of any waiting period (and any extension thereof) applicable to the merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (the “HSR Act”);
•	absence of any law, order, judgment or injunction prohibiting consummation of the merger;
•	effectiveness of the registration statement of which this proxy statement/prospectus is a part under the Securities Act and no stop order suspending the effectiveness of the registration statement having been issued and no proceedings for that purpose having been initiated or threatened by the SEC;
•	approval of the new Noble common shares deliverable to the holders of CWEI common shares for listing on the NYSE, subject to official notice of issuance;
•	performance of and compliance with each and all of the agreements and covenants of the other party to be performed and complied with pursuant to the merger agreement on or prior to the closing of the merger in all material respects;
•	the representations and warranties of the other party in the merger agreement being true and correct both when made and as of the closing of the merger, subject to certain materiality and material adverse effect qualifications;
•	receipt of a certificate signed by the chief executive officer of the other party, dated as of the closing date, certifying that the two preceding conditions have been satisfied;
•	the number of CWEI common shares as to which holders shall have properly complied in all respects with the provisions of Section 262 of the DGCL as to appraisal rights does not exceed 10% of the outstanding CWEI common shares; and
•	receipt of a legal opinion of counsel to the effect that, on the basis of facts, representations, assumptions, and exclusions set forth or referred to in such opinion, the merger and the second merger, considered together, will qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code.

The conditions set forth in the merger agreement may be waived by Noble or CWEI, subject to applicable law and the agreement of the other party in certain circumstances. For a more complete discussion of the conditions to the merger, see “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 63.

No Solicitation of Other Offers (See Page 68)

Pursuant to the merger agreement, CWEI has agreed that neither it nor its subsidiaries nor any of its or its subsidiaries’ respective officers, directors, employees or other representatives will, directly or indirectly:

•	initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or the making or the submission of any proposal that constitutes, or would reasonably be expected to lead to, an alternative proposal;
•	participate or engage in any discussions or negotiations with, or disclose any non-public information or data or afford access to CWEI’s or its subsidiaries’ properties, books or records to any third party that has made an alternative proposal;
•	approve, endorse or recommend any alternative proposal or publicly propose to do the same;
•	enter into any letter of intent, term sheet, memorandum of understanding, merger agreement, acquisition agreement, exchange agreement or any other agreement with respect to an alternative proposal or requiring CWEI to abandon, terminate or fail to consummate the merger;
•	amend or grant any waiver, release or modification under, or fail to enforce, any standstill or similar agreement with respect to any class of equity securities; or
•	resolve or agree to do any of the foregoing.

The merger agreement does not, however, prohibit CWEI from considering an unsolicited alternative proposal from a third party if certain specified conditions are met. For a discussion of the prohibition on solicitation of acquisition proposals from third parties, see “The Merger Agreement—No Solicitation of Other Offers” beginning on page 68.

CWEI Debt and Termination of Liens (See Page 74)

CWEI has agreed to use commercially reasonable efforts to, concurrently with or before the closing of the merger, (i) obtain customary payoff letters to terminate CWEI’s term loan credit agreement, (ii) coordinate with Noble and hedge providers to make arrangements with respect to derivative transactions, and (iii) make arrangements satisfactory to Noble for the release of all liens arising from or granted in connection with CWEI’s term loan credit agreement.

CWEI has also agreed to use commercially reasonable efforts to, concurrently with or before the closing of the merger, pay in full any amounts then borrowed or currently outstanding under its revolving credit facility, and take all such actions as may be necessary to terminate or cause to be terminated the revolving credit facility and all applicable commitments related to or under the revolving credit facility, and make arrangements satisfactory to Noble for the release of all liens arising from or granted in connection with the revolving credit facility. CWEI and Noble will cooperate with one another in good faith to cause the issuing institution for certain letters of credit to release CWEI or its subsidiaries, as applicable, and install Noble or one of its subsidiaries, as obligor for each such letter of credit prior to the termination of the revolving credit facility.

In connection with the merger, in the event that Noble desires to consummate an exchange offer, tender offer, repurchase offer, consent solicitation, discharge, defeasance, redemption or similar transaction, or any combination thereof, with respect to CWEI’s 7.75% Senior Notes due 2019, each of CWEI, Noble and Merger Sub have agreed to use its respective reasonable best efforts to, and to cause its respective subsidiaries and representatives (and, in the case of the CWEI, the trustee) to, cooperate with one another in good faith to permit such debt transactions to be effected on such terms, conditions and timing as reasonably requested by Noble, including if so requested by Noble, causing those debt transactions to be consummated substantially concurrently with the closing of the merger.

For a more complete discussion of the treatment of debt and the termination of liens pursuant to the merger agreement, see “The Merger Agreement—Other Covenants and Agreements—CWEI Debt and Termination of Liens” beginning on page 74.

Termination of the Merger Agreement (See Page 75)

Generally, the merger agreement may be terminated prior to the closing of the merger, whether before or after the merger proposal is approved (except as otherwise specified below), as follows:

•	by the mutual written consent of Noble and CWEI;
•	by either CWEI or Noble:
•	if there is in effect a final nonappealable order of a governmental authority of competent jurisdiction restraining, enjoining or otherwise prohibiting the merger; provided that this termination right is not available to a party whose failure to perform its obligations under the merger agreement is the primary cause of such order;
•	if the other party breached or failed to perform any of its covenants or agreements in the merger agreement, or any representations or warranties become untrue, in a way that the related condition to closing would not be satisfied, and this breach is either incurable or not cured within 30 days;
•	if the closing does not occur on or before July 17, 2017; provided that this termination right will not be available to a party whose failure to perform and comply in all material respects with the covenants and agreements is the cause of the failure of the closing;
•	if the CWEI special meeting has occurred and the CWEI stockholders have not approved the merger proposal;
•	by Noble, if the CWEI board makes a change in recommendation; or
•	by CWEI, if CWEI is terminating the merger agreement to enter into a definitive agreement relating to a superior proposal in accordance with the terms of the merger agreement.

The merger agreement provides that, upon a termination of the merger agreement under specified circumstances, CWEI may be required to pay Noble a termination fee of $87 million. See “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—Effect of Termination; Termination Fees,” each beginning on page 75.

Purpose of the CWEI Special Meeting; Required Vote (See Pages 86 and 87)

At the CWEI special meeting, CWEI stockholders will be asked to consider and vote upon:

1.	Merger Proposal: To consider and vote on a proposal to adopt the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus;
2.	Adjournment Proposal: To consider and vote on a proposal to approve the adjournment of the CWEI special meeting, if necessary to solicit additional proxies if there are not sufficient votes to approve the merger proposal at the time of the CWEI special meeting; and
3.	Advisory Compensation Proposal: To consider and vote on a proposal to approve, on an advisory (non-binding) basis, the payments that will or may be paid to CWEI’s named executive officers in connection with the merger.

Approval of the merger proposal is required for completion of the merger.

The affirmative vote of holders of a majority of the outstanding CWEI common shares entitled to vote is required to approve the merger proposal. The affirmative vote of holders of a majority of the CWEI common shares represented at the CWEI special meeting (in person or by proxy) and entitled to vote is required to approve the adjournment proposal and the advisory compensation proposal.

The CWEI board unanimously recommends that CWEI stockholders vote “FOR” each of the proposals set forth above, as more fully described in the section entitled “CWEI Special Meeting” beginning on page 86.

Voting by CWEI Directors and Executive Officers (See Page 88)

As of         , 2017, directors and executive officers of CWEI and their affiliates owned and were entitled to vote CWEI common shares, or approximately   % of the CWEI common shares outstanding on that date.

SELECTED HISTORICAL FINANCIAL DATA OF NOBLE

The selected historical consolidated financial data of Noble for each of the years ended December 31, 2016, 2015 and 2014 and as of December 31, 2016 and 2015 have been derived from Noble’s audited consolidated financial statements and related notes thereto contained in Noble’s Annual Report on Form 10-K for the year ended December 31, 2016, which is incorporated by reference into this proxy statement/prospectus. The selected historical consolidated financial data for the years ended December 31, 2013 and 2012 and as of December 31, 2014, 2013 and 2012 have been derived from Noble’s audited consolidated financial statements as of and for such years, which have not been incorporated by reference into this proxy statement/prospectus. The information set forth below is only a summary and is not necessarily indicative of the results of future operations of Noble or the combined company, and you should read the following information together with Noble’s audited consolidated financial statements, the related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Noble’s Annual Report on Form 10-K for the year ended December 31, 2016, which is incorporated by reference herein. For more information, see “Where You Can Find More Information” beginning on page 112.

	Year Ended December 31,
	2016	2015	2014	2013	2012
	(millions, except as noted)
Revenues and Income
Total Revenues	$3,941	$3,183	$5,115	$5,015	$4,223
(Loss) Income from Continuing Operations Including Noncontrolling Interests	(985)	(2,441)	1,214	907	965
Net (Loss) Income Including Noncontrolling Interests	(985)	(2,441)	1,214	978	1,027
Net (Loss) Income Attributable to Noble Energy, Inc.	(998)	(2,441)	1,214	978	1,027
Per Share Data Attributable to Noble Energy, Inc.(1)
(Loss) Earnings Per Share—Basic
(Loss) Income from Continuing Operations	$(2.32)	$(6.07)	$3.36	$2.53	$2.71
Net (Loss) Income	(2.32)	$(6.07)	$3.36	$2.72	$2.89
(Loss) Earnings Per Share—Diluted
(Loss) Income from Continuing Operations	(2.32)	(6.07)	3.27	2.50	2.68
Net (Loss) Income	(2.32)	(6.07)	3.27	2.69	2.86
Weighted Average Shares Outstanding
Basic	430	402	361	359	356
Diluted	430	402	367	363	359
Cash Flows
Net Cash Provided by Operating Activities	$1,351	$2,062	$3,506	$2,937	$2,933
Additions to Property, Plant and Equipment	1,541	2,979	4,871	3,947	3,650
Proceeds from Divestitures	1,241	151	321	327	1,160
Proceeds from Issuance of Noble, Net of Offering Costs	—	1,112	—	—	—
Proceeds from Issuance of Noble Midstream Common Units, Net of Offering Costs	299	—	—	—	—
Financial Position
Cash and Cash Equivalents	$1,180	$1,028	$1,183	$1,117	$1,387
Property, Plant, and Equipment, Net	18,548	21,300	18,143	15,725	13,551
Goodwill(2)	—	—	620	627	635
Total Assets	21,011	24,196	22,518	19,642	17,554
Long-term Obligations
Long-Term Debt	7,011	7,976	6,068	4,566	3,736
Deferred Income Taxes	1,819	2,826	2,516	2,441	2,218
Asset Retirement Obligations	775	861	670	547	333
Other	328	358	417	562	477
Total Equity	9,600	10,370	10,325	9,184	8,258
Proved Reserves
Crude Oil and Condensate Reserves (MMBbls)	333	307	304	322	268
Natural Gas Reserves (Bcf)	5,308	5,549	5,833	5,828	4,964
NGL Reserves (MMBbls)	219	189	128	113	89
Total Reserves (MMBoe)	1,437	1,421	1,404	1,406	1,184
Number of Employees	2,274	2,395	2,735	2,527	2,190
(1)	Amounts adjusted for the 2-for-1 stock split which occurred during second quarter 2013.
(2)	Goodwill was fully impaired at December 31, 2015.

SELECTED HISTORICAL FINANCIAL DATA OF CWEI

The selected historical consolidated financial data of CWEI for each of the years ended December 31, 2016, 2015 and 2014 and as of December 31, 2016 and 2015 have been derived from CWEI’s audited consolidated financial statements and related notes thereto contained in CWEI’s Annual Report on Form 10-K for the year ended December 31, 2016, which is incorporated by reference into this proxy statement/prospectus. The selected historical consolidated financial data for the years ended December 31, 2013 and 2012 and as of December 31, 2014, 2013 and 2012 have been derived from CWEI’s audited consolidated financial statements as of and for such years, which have not been incorporated by reference into this proxy statement/prospectus. The information set forth below is only a summary and is not necessarily indicative of the results of future operations of CWEI or the combined company, and you should read the following information together with CWEI’s audited consolidated financial statements, the related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in CWEI’s Annual Report on Form 10-K for the year ended December 31, 2016, which is incorporated by reference herein. For more information, see “Where You Can Find More Information” beginning on page 112.

	Year Ended December 31,
	2016	2015	2014	2013	2012
	(thousands, except per share)
Statement of Operations Data:
Revenues:
Oil and gas sales	$160,331	$217,485	$418,330	$399,950	$403,143
Midstream services	5,688	6,122	6,705	4,965	1,974
Drilling rig services	—	23	28,028	17,812	15,858
Other operating revenues	123,392	8,742	15,393	6,488	2,077
Total revenues	289,411	232,372	468,456	429,215	423,052
Costs and expenses:
Production	70,920	87,557	105,296	108,405	124,950
Exploration:
Abandonment and impairments	3,536	6,509	20,647	5,887	4,222
Seismic and other	925	1,318	2,314	3,906	11,591
Midstream services	2,173	1,688	2,212	1,816	1,228
Drilling rig services	3,938	5,238	19,232	16,290	17,423
Depreciation, depletion and amortization	145,614	162,262	154,356	150,902	142,687
Impairment of property and equipment	7,593	41,917	12,027	89,811	5,944
Accretion of asset retirement obligations	4,364	3,945	3,662	4,203	3,696
General and administrative	22,988	22,788	34,524	33,279	30,485
Other operating expenses	5,046	12,585	2,547	2,101	1,033
Total costs and expenses	267,097	345,807	356,817	416,600	343,259
Operating income (loss)	22,314	(113,435)	111,639	12,615	79,793
Other income (expense):
Interest expense	(93,693)	(54,422)	(50,907)	(43,079)	(38,664)
Gain on early extinguishment of long-term debt	3,967	—	—	—	—
Loss on change in fair value of common stock warrants	(229,980)	—	—	—	—
Gain (loss) on commodity derivatives	(20,289)	12,519	4,789	(8,731)	14,448
Impairment of investments and other	(4,797)	2,003	3,047	1,905	1,534
Total other income (expense)	(344,792)	(39,900)	(43,071)	(49,905)	(22,682)
Income (loss) before income taxes	(322,478)	(153,335)	68,568	(37,290)	57,111
Income tax (expense) benefit	30,327	55,139	(24,687)	12,428	(22,008)
NET INCOME (LOSS)	$(292,151)	$(98,196)	$43,881	$(24,862)	$35,103
Net income (loss) per common share:
Basic	$(20.87)	$(8.07)	$3.61	$(2.04)	$2.89
Diluted	$(20.87)	$(8.07)	$3.61	$(2.04)	$2.89
Weighted average common shares outstanding:
Basic	14,000	12,170	12,167	12,165	12,164
Diluted	14,000	12,170	12,167	12,165	12,164

Other Data:
Net cash provided by operating activities	$10,727	$52,159	$258,121	$220,576	$189,222
Balance Sheet Data:
Working capital (deficit)	$524,420	$3,066	$(23,733)	$1,916	$3,556
Total assets	$1,494,639	$1,287,420	$1,501,633	$1,355,729	$1,568,214
Long-term debt	$847,995	$742,410	$695,444	$628,630	$803,215
Shareholders’ equity	$160,531	$299,598	$397,794	$353,783	$378,616

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED
FINANCIAL DATA

The following selected unaudited pro forma condensed combined consolidated statement of operations data for the year ended December 31, 2016 has been prepared to give effect to the merger as if the merger had been completed on January 1, 2016. The following selected unaudited pro forma condensed combined consolidated balance sheet data at December 31, 2016 has been prepared to give effect to the merger as if the merger had been completed on December 31, 2016.

The following selected unaudited pro forma condensed combined consolidated financial information is not necessarily indicative of the results that might have occurred had the merger taken place on January 1, 2016 for statement of operations purposes or on December 31, 2016 for balance sheet purposes, and is not intended to be a projection of future results. Future results may vary significantly from the results reflected because of various factors, including those discussed in the section entitled “Risk Factors” beginning on page 16. The following selected unaudited pro forma condensed combined consolidated financial information should be read in conjunction with the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” and related notes included in this proxy statement/prospectus beginning on page 91.

Year ended December 31, 2016
(in millions)
Pro Forma Statement of Operations Data
Oil, Gas and NGL Sales	$3,549
Net Income (Loss)	(975)
Earnings (Loss) Per Share, Basic	(2.02)
Earnings (Loss) Per Share, Diluted	(2.02)
At December 31, 2016
(in millions)
Pro Forma Balance Sheet Data
Cash and Cash Equivalents	$1,227
Total Assets	24,962
Long-Term Debt	8,177
Stockholders’ Equity	11,123

SUMMARY PRO FORMA OIL, NATURAL GAS AND NGL RESERVE INFORMATION

The following table presents a summary of the estimated pro forma combined net proved developed and undeveloped oil, natural gas and NGL reserves as of December 31, 2016, giving effect to the merger as if the merger had been completed on January 1, 2016.

The following estimated pro forma combined net proved developed and undeveloped oil, natural gas and NGL reserves is not necessarily indicative of the results that might have occurred had the merger taken place on January 1, 2016, and is not intended to be a projection of future results. Future results may vary significantly from the results reflected because of various factors, including those discussed in the section entitled “Risk Factors” beginning on page 16. The following summary estimated pro forma combined net proved developed and undeveloped oil, natural gas and NGL reserves should be read in conjunction with the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” and related notes included in this proxy statement/prospectus beginning on page 91.

	Estimated Quantities of Reserves as of December 31, 2016
	Noble Historical United States	CWEI Historical	Noble Pro Forma Combined United States	Noble Historical Equatorial Guinea	Noble Historical Israel	Noble Historical Other Int’l	Noble Pro Forma Combined Total
Proved Developed Reserves
Crude Oil and Condensate (MMBbls)	138	15	153	34	3	—	190
Natural Gas and Casinghead Gas (Bcf)	1,817	25	1,842	486	1,600	—	3,928
NGLs (MMBbls)	113	3	116	12	—	—	128

Proved Undeveloped Reserves
Crude Oil and Condensate (MMBbls)	158	9	167	—	—	—	167
Natural Gas and Casinghead Gas (Bcf)	1,021	9	1,030	—	384	—	1,414
NGLs (MMBbls)	94	2	96	—	—	—	96

COMPARATIVE PER SHARE DATA

The following table shows per share data regarding earnings (losses) from continuing operations, book value per share and cash dividends for Noble and CWEI on a historical and pro forma combined basis. The pro forma earnings (losses) from continuing operations information was computed as if the merger had been completed on January 1, 2016. The pro forma book value per share information was computed as if the merger had been completed on December 31, 2016.

The following comparative per share data is derived from the historical consolidated financial statements of each of Noble and CWEI. The information below should be read in conjunction with “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 91.

As of and for the Twelve Months Ended December 31, 2016
(Audited)
Noble
Loss Per Share, Basic	$(2.32)
Loss Per Share, Diluted	$(2.32)
Book value per share	$22.30
Cash dividends	$0.40

CWEI
Loss Per Share, Basic	$(20.87)
Loss Per Share, Diluted	$(20.87)
Book value per share	$9.31
Cash dividends	—

Pro Forma Combined (Unaudited)
Loss Per Share, Basic	$(2.02)
Loss Per Share, Diluted	$(2.02)
Book value per share	$23.61
Cash dividends	$0.40

MARKET PRICES AND DIVIDENDS

The table below sets forth, for the calendar quarters indicated, the high and low sales prices per Noble common share, which trades on the NYSE under the symbol “NBL,” and per CWEI common share, which trades on the NYSE under the symbol “CWEI,” as well as the quarterly cash dividends declared per share during the periods indicated.

	Noble Common Stock			CWEI Common Stock
	High	Low	Dividend	High	Low	Dividend
2015
First Quarter	$52.42	$41.01	$0.18	$71.59	$42.44	$0.00
Second Quarter	$53.68	$42.13	$0.18	$73.15	$44.96	$0.00
Third Quarter	$43.03	$29.13	$0.18	$65.99	$33.06	$0.00
Fourth Quarter	$39.85	$29.56	$0.18	$70.87	$28.50	$0.00

2016
First Quarter	$35.04	$23.77	$0.10	$31.08	$6.35	$0.00
Second Quarter	$38.62	$29.47	$0.10	$33.14	$8.25	$0.00
Third Quarter	$37.50	$32.71	$0.10	$89.60	$25.50	$0.00
Fourth Quarter	$42.03	$33.75	$0.10	$124.78	$71.26	$0.00

2017
First Quarter (through March 20, 2017)	$40.89	$33.24	$0.10	$149.86	$102.85	$0.00

The following table presents trading information on the last full trading day prior to the public announcement of the merger and on the last practicable date before the date of this proxy statement/prospectus. On January 13, 2017, the last trading day before the public announcement of the signing of the merger agreement, the closing sale price per Noble common share was $37.39 on the NYSE and the closing sale price per CWEI common share was $103.98 on the NYSE. On         , 2017, the last practicable date before the date of this proxy statement/prospectus, the last sales price per Noble common share was $    on the NYSE and the last sales price per CWEI common share was $    on the NYSE. The equivalent share election per share prices set forth below for Noble common shares were determined, for CWEI common shares in respect of which a share election is made, by multiplying the closing price of Noble common shares by the share-election exchange ratio of 3.7222 and, for CWEI common shares in respect of which a mixed election is made, by multiplying the closing price of Noble common shares by the mixed-election exchange ratio of 2.7874 and adding $34.75 to such amount.

	Noble Common Stock		CWEI Common Stock		CWEI Equivalent Per Share-Election Share		CWEI Equivalent Per Mixed-Election Share
January 13, 2017		$37.39		$103.98		$139.17		$138.97
, 2017	$		$		$		$

CWEI stockholders are advised to obtain current market quotations for Noble common shares. The market price of Noble common shares will fluctuate between the date of this proxy statement/prospectus and the completion of the merger. No assurance can be given concerning the market price of Noble common shares before or after the effective date of the merger.

CWEI has never paid or declared any dividends on its common shares. CWEI’s ability to pay dividends is restricted by the terms of its revolving credit facility, its term loan credit agreement and the indenture governing its 7.75% Senior Notes due 2019.

RISK FACTORS

In addition to the other information included or incorporated by reference in this proxy statement/prospectus, including the matters addressed in “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 23, you should carefully consider the following risks before deciding how to vote. In addition, you should read and carefully consider the risks associated with each of Noble and CWEI and their respective businesses. These risks can be found in Noble’s and CWEI’s respective Annual Reports on Form 10-K for the year ended December 31, 2016, which are filed with the SEC and incorporated by reference into this proxy statement/prospectus. For further information regarding the documents incorporated into this proxy statement/prospectus by reference, please see the section titled “Where You Can Find More Information.” Realization of any of the risks described below, any of the events described under “Cautionary Statement Regarding Forward-Looking Statements” or any of the risks or events described in the documents incorporated by reference could have a material adverse effect on Noble’s, CWEI’s or the combined company’s businesses, financial condition, cash flows and results of operations and could result in a decline in the trading prices of their respective shares of common stock.

Risks Relating to the Merger

Because the share-election exchange ratio and the mixed-election exchange ratio will not be adjusted for stock price changes and the market price of Noble common shares will fluctuate, CWEI stockholders cannot be sure of the value of the merger consideration they will receive.

Upon completion of the merger, each CWEI common share issued and outstanding immediately prior to the effective time (other than CWEI common shares held in treasury and CWEI common shares held by stockholders who properly comply in all respects with the provisions of Section 262 of the DGCL as to appraisal rights) will be cancelled and extinguished and automatically converted into the right to receive, at the election of the stockholder, one of (i) 3.7222 Noble common shares; (ii)(A) $34.75 in cash (subject to applicable withholding tax), without interest and (B) 2.7874 Noble common shares; or (iii) $138.39 in cash (subject to applicable withholding tax), without interest.

Neither the share-election exchange ratio nor the mixed-election exchange ratio will change to reflect changes in the market prices of Noble and CWEI common shares. The market price of Noble common shares at the time of completion of the merger may vary significantly from the market price of Noble common shares on the date the merger agreement was executed, the date of this proxy statement/prospectus and the date of the CWEI special meeting. In addition, as discussed below, the merger consideration will be subject to proration. Accordingly, CWEI stockholders will not know or be able to calculate at the time of the CWEI special meeting the market value of the merger consideration they will receive upon completion of the merger.

In addition, the merger might not be completed until a significant period of time has passed after the CWEI special meeting. Because the share-election exchange ratio and mixed-election exchange ratio will not be adjusted to reflect any changes in the market values of Noble common shares and CWEI common shares, the market value of the Noble common shares issued in connection with the merger and the CWEI common shares surrendered in connection with the merger may be higher or lower than the values of those shares on earlier dates. Stock price changes may result from, among other things, changes in the business, operations or prospects of Noble or CWEI prior to or following the merger, litigation or regulatory considerations, general business, market, industry or economic conditions and other factors both within and beyond the control of Noble and CWEI. For additional information on risks related to Noble common shares, see “—Risks Inherent in an Investment in Noble” beginning on page 21. Neither Noble nor CWEI is permitted to terminate the merger agreement solely because of changes in the market price of either company’s common stock.

Holders may not receive the form of merger consideration that they elect.

The merger consideration is subject to proration so that the aggregate merger consideration paid in respect of all CWEI common shares and CWEI warrants consists of 75% Noble common shares and 25% cash, based on the closing sale price for the Noble common shares on January 12, 2017. Accordingly, there is no assurance that CWEI stockholders will receive the form of consideration that they elect with respect to all CWEI common shares they hold. There is a risk that CWEI stockholders will receive a portion of the merger consideration in the form that they do not elect, which could result in, among other things, tax consequences that differ from those that would have resulted from receipt of the form of merger consideration elected, including with respect to the recognition of taxable gain to the extent cash is received. For more information on the proration procedures, see “The Merger Agreement—Proration Procedures” beginning on page 60.

Current CWEI stockholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

Noble will issue approximately 55 million Noble common shares to CWEI stockholders in the merger (including Noble common shares to be issued in connection with outstanding CWEI warrants and equity awards). As a result of these issuances, current Noble and CWEI stockholders and warrant holders are expected to hold approximately 89% and 11%, respectively, of Noble’s outstanding common stock immediately following completion of the merger.

CWEI stockholders currently have the right to vote for their respective directors and on other matters affecting the company. When the merger occurs, the Noble common shares that each CWEI stockholder receives in exchange for its CWEI common shares will represent a percentage ownership of the combined company that is significantly smaller than the CWEI stockholder’s percentage ownership of CWEI. As a result of these reduced ownership percentages, former CWEI stockholders will have less influence on the management and policies of Noble than they now have with respect to CWEI.

The merger agreement contains provisions that limit CWEI’s ability to pursue alternatives to the merger, which could discourage a potential acquirer of CWEI from making an alternative transaction proposal and, in certain circumstances, could require CWEI to pay to Noble a termination fee.

The merger agreement contains “no shop” provisions that, subject to limited exceptions, prohibit CWEI, its subsidiaries and their respective representatives from, directly or indirectly, initiating, soliciting, knowingly encouraging, knowingly facilitating any inquiry in respect of, making or submitting proposals in respect of, discussing, negotiating, approving, endorsing or recommending, or entering into any letter of intent, term sheet, memorandum of understanding, merger agreement, acquisition agreement or any other agreement in respect of, a competing third-party proposal for the acquisition of CWEI’s stock or assets. In addition, the parties are generally required to negotiate in good faith to modify the terms of the merger in response to any competing acquisition proposals before the CWEI board may withdraw or qualify its recommendation with respect to the merger. In some circumstances, upon termination of the merger agreement, CWEI may be required to pay Noble a termination fee of $87 million.

In addition, the Ares stockholders (certain CWEI stockholders affiliated with Ares Management), who collectively own    % of the outstanding CWEI common shares as of           , 2017, the last practicable date before the date of this proxy statement/prospectus, and the non-dissenting parties (Clayton W. Williams, Jr. and The Williams Children’s Partnership Ltd.), who collectively beneficially own approximately    % of the outstanding CWEI common shares as of           , 2017, have agreed, under certain circumstances, to vote their shares against any alternative acquisition transaction for a period of 180 days following termination of the merger agreement.

See “The Merger Agreement—No Solicitation of Other Offers” beginning on page 68; “The Merger Agreement—Termination of the Merger Agreement” beginning on page 75; “The Merger Agreement—Effect of Termination; Termination Fees” beginning on page 75; and “The Merger—Share Ownership of Certain Stockholders; Support and Non-Dissent Agreements” beginning on page 47.

These provisions could discourage a potential third-party acquirer that might have an interest in acquiring all or a significant portion of CWEI’s stock or assets from considering or proposing that acquisition, even if it were prepared to pay consideration with a higher per share cash or market value than the market value proposed to be received or realized in the merger. Similarly, these provisions might result in a potential third-party acquirer proposing to pay a lower price to CWEI stockholders than it might otherwise have proposed to pay because of the added expense of the termination fee that may become payable in certain circumstances. If the merger agreement is terminated and CWEI determines to seek another business combination, it may not be able to negotiate a transaction with another party on terms comparable to, or better than, the terms of the merger.

CWEI will be subject to various uncertainties and contractual restrictions while the merger is pending that could adversely affect its financial results.

Uncertainty about the effect of the merger on employees, suppliers and customers may have an adverse effect on CWEI. These uncertainties may impair CWEI’s ability to attract, retain and motivate key personnel until the merger is completed, and could cause customers, suppliers and others that deal with CWEI to seek to change existing business relationships with CWEI. Employee retention and recruitment for CWEI may be particularly challenging prior to completion of the merger, as employees and prospective employees may experience uncertainty about their future roles with the combined company.

The pursuit of the merger and the preparation for the integration may place a significant burden on CWEI’s management and internal resources. Any significant diversion of management attention away from ongoing business and any difficulties encountered in the transition and integration process could affect CWEI’s financial results.

In addition, the merger agreement restricts CWEI, without Noble’s consent, from making certain acquisitions and dispositions and taking other specified actions while the merger is pending. These restrictions may prevent CWEI from pursuing attractive business opportunities and making other changes to its business prior to completion of the merger or termination of the merger agreement. See “The Merger Agreement—Conduct of Business Prior to Closing” beginning on page 66.

The merger and related transactions are subject to approval by CWEI stockholders.

In order for the merger to be completed, the CWEI stockholders must approve the merger proposal, which requires the approval of the holders of a majority of the outstanding CWEI common shares entitled to vote on the merger proposal as of the record date for the CWEI special meeting.

The merger is subject to conditions, including certain conditions that may not be satisfied, or completed on a timely basis, if at all.

The merger is subject to a number of other conditions beyond Noble’s and CWEI’s control that may prevent, delay or otherwise materially adversely affect its completion, including the approval of the merger proposal by CWEI’s stockholders. Neither Noble nor CWEI can predict whether and when these other conditions will be satisfied. Any delay in completing the merger could cause the combined company not to realize some or all of the synergies expected to be achieved if the merger is successfully completed within its expected time frame. See “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 63.

Failure to complete the merger could negatively affect CWEI’s stock price, its future business and financial results.

If the merger is not completed, CWEI’s ongoing businesses may be adversely affected and CWEI will be subject to several risks and consequences, including the following:

•	under the merger agreement, CWEI may be required, under certain circumstances, to pay Noble a termination fee of $87 million;
•	CWEI will be required to pay certain costs relating to the merger, whether or not the merger is completed, such as legal, accounting, financial advisor and printing fees;
•	CWEI would not realize the expected benefits of the merger;
•	under the merger agreement, CWEI is subject to certain restrictions on the conduct of its business prior to completing the merger, which may adversely affect its ability to execute certain of its business strategies;
•	matters relating to the merger may require substantial commitments of time and resources by CWEI management, which could otherwise have been devoted to other opportunities that may have been beneficial to CWEI as an independent company; and
•	CWEI may lose key employees during the period in which CWEI and Noble are pursuing the merger, which may adversely affect CWEI in the future if it is not able to hire and retain qualified personnel to replace departing employees.

In addition, if the merger is not completed, CWEI may experience negative reactions from the financial markets and from its customers and employees. CWEI also could be subject to litigation related to any failure to complete the merger or to enforcement proceedings commenced against CWEI to attempt to force it to perform its obligations under the merger agreement.

Noble and CWEI will incur substantial transaction fees and merger-related costs in connection with the merger.

Noble and CWEI expect to incur non-recurring transaction fees totaling approximately $83 million, which includes legal and advisory fees and substantial merger-related costs associated with completing the merger, combining the operations of the two companies and achieving desired synergies. Additional unanticipated costs may be incurred in the course of the integration of the businesses of Noble and CWEI. The companies cannot be certain that the realization of other benefits related to the integration of the two businesses will offset the transaction and merger-related costs in the near term, or at all.

Certain directors and executive officers of CWEI have interests in the merger that are different from, or in addition to, those of other CWEI stockholders, which could have influenced their decisions to support or approve the merger.

In considering whether to approve the proposals at the CWEI special meeting, CWEI stockholders should recognize that certain directors and executive officers of CWEI have interests in the merger that differ from, or that are in addition to, their interests as stockholders of CWEI. These interests include, among others, ownership interests in the combined company, the accelerated vesting of certain equity awards and/or certain severance benefits and the payment of a make-whole fee, in connection with the merger. These interests, among others, may influence the directors and executive officers of CWEI to support or approve the merger proposal. See the sections entitled “The Merger—Interests of CWEI Directors and Executive Officers in the Merger” beginning on page 42.

Completion of the merger may trigger change in control or other provisions in certain agreements to which CWEI is a party.

The completion of the merger may trigger change in control or other provisions in certain agreements to which CWEI is a party. If Noble and CWEI are unable to negotiate waivers of those provisions, the counterparties may exercise their rights and remedies under the agreements, potentially terminating the agreements or seeking monetary damages. Even if Noble and CWEI are able to negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to CWEI or the combined company.

Risks Relating to the Combined Company Following the Merger

Noble may need to obtain new financing in connection with the termination of CWEI’s term loan credit agreement or revolving credit facility or to redeem CWEI’s senior notes, which new financing may be costly or time-consuming to obtain.

In connection with the merger, Noble may determine to terminate CWEI’s term loan credit agreement or revolving credit facility or consummate an exchange offer, tender offer, repurchase offer, consent solicitation, discharge, defeasance, redemption or similar transaction, or any combination thereof, with respect to CWEI’s 7.75% Senior Notes due 2019. Noble intends to finance any such transaction or transactions with respect to the notes, and the related fees, commissions and expenses, with a combination of funds available at Noble (including funds available under Noble’s existing credit facilities) and, to the extent necessary, new financing. There is no assurance that any new financing will be obtained on desired terms and within a desired timeframe or will not contain terms, conditions or restrictions that would be detrimental to Noble after the completion of the merger. There are no financing conditions to the merger and the merger is not conditioned upon the completion of any such transactions with respect to the notes or the CWEI credit agreement.

For a more complete discussion of the treatment of debt and the termination of liens pursuant to the merger agreement, see “The Merger Agreement—Other Covenants and Agreements—CWEI Debt and Termination of Liens” beginning on page 74.

If completed, the merger may not achieve its intended results, and Noble and CWEI may be unable to successfully integrate their operations.

Noble and CWEI entered into the merger agreement with the expectation that the merger will result in various benefits, including, among other things, expanding Noble’s asset base and creating synergies. Achieving the anticipated benefits of the merger is subject to a number of uncertainties, including whether the businesses of Noble and CWEI can be integrated in an efficient and effective manner.

It is possible that the integration process could take longer than anticipated and could result in the loss of valuable employees, the disruption of each company’s ongoing businesses, processes and systems or inconsistencies in standards, controls, procedures, practices, policies and compensation arrangements, any of which could adversely affect the combined company’s ability to achieve the anticipated benefits of the merger. The combined company’s results of operations could also be adversely affected by any issues attributable to either company’s operations that arise or are based on events or actions that occur prior to the closing of the merger. The companies may have difficulty addressing possible differences in corporate cultures and management philosophies. The integration process is subject to a number of uncertainties, and no assurance can be given that the anticipated benefits will be realized or, if realized, the timing of their realization. Failure to achieve these anticipated benefits could result in increased costs or decreases in the amount of expected revenues and could adversely affect the combined company’s future business, financial condition, operating results and prospects.

The market price of the shares of the combined company and the results of operations of the combined company after the merger may be affected by factors different from those affecting CWEI or Noble currently.

The businesses of Noble and CWEI differ in some respects and, accordingly, the results of operations of the combined company and the market price of the combined company’s shares of common stock following the merger may be affected by factors different from those currently affecting the independent results of operations and market prices of Noble and CWEI. For a discussion of the businesses of Noble and CWEI and of certain factors to consider in connection with those businesses, see the documents incorporated by reference in this document and referred to under “Where You Can Find More Information.”

The future results of the combined company will suffer if the combined company does not effectively manage its expanded operations following the merger.

Following the merger, the size of the business of the combined company and the basins in which it operates will increase beyond the current size of either Noble’s or CWEI’s business or the respective basins in which they currently operate. The combined company’s future success depends, in part, upon its ability to manage this expanded business, which will pose challenges for management, including challenges related to the management and monitoring of new operations. There can be no assurances that the combined company will be successful or that it will realize the expected operating efficiencies, cost savings, revenue enhancements and other benefits currently anticipated from the merger.

The combined company is expected to incur expenses related to the integration of Noble and CWEI.

The combined company is expected to incur expenses in connection with the integration of Noble and CWEI. There are a large number of processes, policies, procedures, operations, technologies and systems that must be integrated, including purchasing, accounting and finance, sales, billing, payroll, pricing, revenue management, maintenance, marketing and benefits. While Noble and CWEI have assumed that a certain level of expenses will be incurred, there are many factors beyond their control that could affect the total amount or the timing of the integration expenses. Moreover, many of the expenses that will be incurred are, by their nature, difficult to estimate accurately. These integration expenses likely will result in the combined company taking charges against earnings following the completion of the merger, and the amount and timing of such charges are uncertain at present.

Uncertainties associated with the merger may cause a loss of management personnel and other key employees, which could adversely affect the future business and operations of the combined company.

Noble and CWEI are dependent on the experience and industry knowledge of their officers and other key employees to execute their business plans. Each company’s success until the merger and the combined company’s success after the merger will depend in part upon the ability of Noble and CWEI to retain key management personnel and other key employees. Current and prospective employees of Noble and CWEI may experience uncertainty about their roles within the combined company following the merger, which may have an adverse effect on the ability of Noble and CWEI to attract or retain key management and other key personnel. Accordingly, no assurance can be given that the combined company will be able to attract or retain key management personnel and other key employees of Noble and CWEI to the same extent that Noble and CWEI have previously been able to attract or retain their own employees.

The pro forma financial statements included in this proxy statement/prospectus are presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the merger.

The pro forma financial statements contained in this proxy statement/prospectus are presented for illustrative purposes only, are based on various adjustments, assumptions and preliminary estimates and may not be an indication of the combined company’s financial condition or results of operations following the merger for several reasons. See “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 91. The actual financial condition and results of operations of the combined company following the merger may not be consistent with, or evident from, these pro forma financial statements. In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect the combined company’s financial condition or results of operations following the merger. Any potential decline in the combined company’s financial condition or results of operations may cause significant variations in the stock price of the combined company.

Following the closing of the merger, Noble will incorporate CWEI’s hedging activities into Noble’s business, and Noble may be exposed to additional commodity price risks arising from such hedges.

To mitigate its exposure to changes in commodity prices, CWEI hedges oil, natural gas and NGL prices from time to time, primarily through the use of certain derivative instruments, including fixed price swaps, basis swaps and costless collars. Noble will bear the economic impact of all of CWEI’s current hedges following the closing of the merger. Actual crude oil, natural gas and NGL prices may differ from the combined company’s expectations and, as a result, such hedges may or may not have a negative impact on Noble’s business.

Risks Inherent in an Investment in Noble

The market price of Noble common shares may be volatile and Noble’s stock price could decline.

The market price of Noble common shares, as with all stocks, fluctuates from time to time and will be subject to similar fluctuations in the future. As an example, during the year ended December 31, 2016, the market price of Noble common shares ranged from a low of $23.77 per share to a high of $42.03 per share. The market price of Noble common shares may be affected by a number of factors, including the volatility of crude oil, natural gas and NGL prices, Noble’s operating results, changes in Noble’s earnings estimates, additions or departures of key personnel, Noble’s financial condition, drilling activities, legislative and regulatory changes, general conditions in the oil and natural gas exploration and development industry, general economic conditions, and general conditions in the securities markets. In particular, a significant or extended decline in crude oil and natural gas prices could have a material adverse effect on the market price of Noble common shares. Other risks described elsewhere under “Risk Factors” in this proxy statement/prospectus and the documents incorporated by reference in this proxy statement/prospectus could also materially and adversely affect the market price of Noble common shares.

Although Noble’s board of directors has declared quarterly dividends on Noble common shares in recent years, Noble may not pay cash dividends in the future.

Although Noble has paid cash dividends on Noble common shares in the past, Noble’s board of directors may determine not to declare dividends in the future or may reduce the amount of dividends paid in the future. Any payment of future dividends will be at the discretion of Noble’s board of directors and will depend on Noble’s results of operations, financial condition, cash requirements, future prospects and other considerations that Noble’s board of directors deems relevant.

Noble is able to issue shares of preferred stock with greater rights than Noble common shares.

Noble’s board of directors is authorized to issue one or more series of preferred stock from time to time without any action on the part of Noble’s stockholders. Noble’s board of directors also has the power, without stockholder approval, to set the terms of any such series of preferred stock that may be issued, including voting rights, dividend rights, and preferences over Noble common shares with respect to dividends and other terms. If Noble issues preferred stock in the future that has a preference over Noble common shares with respect to the payment of dividends or other terms, or if Noble issues preferred stock with voting rights that dilute the voting power of Noble common shares, the rights of holders of Noble common shares or the market price of Noble common shares could be adversely affected.

There may be future dilution of Noble common shares, which could adversely affect the market price of Noble common shares.

Noble is not restricted from issuing additional Noble common shares. Noble may also issue securities convertible into, or exchangeable for, or that represent the right to receive, Noble common shares. In the future, Noble may issue Noble common shares to raise cash for future drilling and development activities or acquisitions. Noble regularly evaluates acquisition opportunities as part of Noble’s overall business strategy and may periodically pursue opportunistic prospects as they arise. Noble may pay the purchase price for any such acquisition by using cash, common stock, or a combination of both. Any of these events may dilute holders’ ownership interest in Noble, reduce Noble’s earnings per share and have an adverse effect on the price of Noble common shares.

Provisions in Noble’s certificate of incorporation and Delaware law may inhibit a takeover of Noble, which could limit the price investors might be willing to pay in the future for Noble common shares.

Under Noble’s Certificate of Incorporation, Noble’s board of directors is authorized to issue shares of Noble’s common or preferred stock without approval of its stockholders. Issuance of these shares could make it more difficult to acquire Noble without the approval of its board of directors as more shares would have to be acquired to gain control. In addition, Delaware law imposes restrictions on mergers and other business combinations between Noble and any holder of 15% or more of its outstanding common stock. These provisions may deter hostile takeover attempts that could result in an acquisition of Noble that would have been financially beneficial to its stockholders.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus and the documents incorporated by reference include “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Exchange Act. The statements contained in this proxy statement/prospectus that are not historical facts are forward-looking statements that represent management’s beliefs and assumptions based on currently available information. These statements may be made directly in this proxy statement/prospectus or may be incorporated by reference to other documents and may include statements for the period after completion of the merger. These forward-looking statements relate to outlooks or expectations for earnings, revenues, expenses, asset quality or other future financial or business performance, strategies or expectations, or the effect of legal, regulatory or supervisory matters on business, results of operations or financial condition, and include, among others:

•	statements about the benefits of the proposed merger, including future financial and operating results, Noble’s and CWEI’s plans, objectives, expectations and intentions, the expected timing of completion of the merger;
•	other statements that are not historical facts, including growth strategies, future results of operations, liquidity and ability to finance our exploration, development, and acquisition activities, ability to make and integrate acquisitions, ability to successfully and economically explore for and develop crude oil, natural gas and NGL resources, anticipated trends in the business, market conditions in the oil and gas industry, the impact of governmental fiscal regulation, including federal, state, local, and foreign host tax regulations, and/or terms, such as that involving the protection of the environment or marketing of production, as well as other regulations, and access to resources; and
•	all statements that are not historical facts, which can be identified by the use of forward-looking terminology such as the words “may,” “will,” “could,” “should,” “would,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “forecast,” “predict,” “potential,” “pursue,” “target” or “continue,” the negative of such terms or variations thereon, or other comparable terminology, or by discussions of strategy or trends.

With respect to these forward-looking statements, each of Noble and CWEI management has made assumptions regarding, among other things, future demand and market prices of crude oil, natural gas and NGLs, operating, general and administrative costs, financial and economic market conditions and legislative, regulatory and/or market developments. The future and assumptions about the future cannot be ensured. Actual results may differ materially from those in the forward-looking statements. Some factors, risks and uncertainties that could cause actual results to differ include:

•	the ability to obtain the requisite CWEI stockholder approval and complete the merger;
•	the risk that Noble or CWEI may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger;
•	the risk that a condition to closing of the merger may not be satisfied;
•	the timing to consummate the proposed merger;
•	the risk that the businesses will not be integrated successfully;
•	the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected;
•	disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers;
•	the diversion of management time on merger-related issues;
•	the volatility in commodity prices for crude oil and natural gas;
•	the presence or recoverability of estimated reserves;
•	the ability to replace reserves;

•	environmental risks;
•	drilling and operating risks;
•	exploration and development risks;
•	competition;
•	government regulation or other actions;
•	the ability of management to execute its plans to meet its goals;
•	other risks inherent in Noble’s and CWEI’s businesses that are discussed in Noble’s and CWEI’s most recent annual reports on Form 10-K, respectively, and in other Noble and CWEI reports on file with the SEC; and
•	those set forth in or incorporated by reference into this proxy statement/prospectus in the section entitled “Risk Factors” beginning on page 16.

You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this proxy statement/prospectus, or in the case of a document incorporated by reference, as of the date of that document. Except as required by law, neither Noble nor CWEI undertakes any obligation to publicly update or release any revisions to these forward-looking statements to reflect any events or circumstances after the date that they were made or to reflect the occurrence of unanticipated events.

Additional factors, risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in reports filed with the SEC by Noble and CWEI. See “Where You Can Find More Information” beginning on page 112 for a list of the documents incorporated by reference.

THE MERGER

The following is a discussion of the merger and the material terms of the merger agreement between Noble and CWEI. You are urged to read carefully the merger agreement in its entirety, a copy of which is attached as Annex A to this proxy statement/prospectus and incorporated by reference herein.

Background of the Merger

As part of their ongoing evaluation of CWEI’s business, the CWEI board and CWEI’s senior management, with the assistance of financial and legal advisors, regularly review and assess CWEI’s strategic and financial alternatives in light of developments in CWEI’s business, in the sectors in which it competes, in the economy generally and in the financial markets.

On October 17, 2016, Mel G. Riggs, president and a director of CWEI, was approached by the chief executive officer of another exploration and production (“E&P”) company (“Party A”) to indicate that Party A would be interested in a strategic transaction involving CWEI and Party A if CWEI decided to move forward with a transaction. On October 20, 2016, Mr. Riggs was approached by the chief executive officer of another E&P company (“Party B”) to indicate that Party B would be interested in a strategic transaction involving CWEI and Party B if CWEI decided to move forward with a transaction. In both instances, Mr. Riggs indicated that CWEI would take such interest under advisement. Mr. Riggs informed members of the CWEI board of those unsolicited approaches.

Given these approaches, as well as several recent transactions involving the sale of assets in the Permian Basin and specifically in the Delaware Basin by other E&P companies, CWEI senior management met with representatives from Evercore Group L.L.C. (“Evercore”) on November 8, 2016 to discuss the potential market interest for and valuation of CWEI. In connection with these discussions, CWEI senior management, in consultation with Evercore, began to identify parties who might consider a transaction with CWEI and provide further information regarding CWEI’s value in the market. CWEI senior management instructed Evercore to engage in public information-based dialogue with six specified public companies, including Noble and Party A, on a confidential basis to obtain a general level of market interest in a strategic transaction with CWEI. Representatives of Evercore contacted representatives of Noble on November 11, 2016 and the other five companies between November 10, 2016 and November 14, 2016. Between November 21, 2016 and November 30, 2016, CWEI executed short-form confidentiality agreements with four of these companies and subsequently provided them with limited confidential information summarizing certain of CWEI’s leases and midstream operations.

On November 11, 2016, Mr. Riggs met with the chief executive officer of Party A and discussed Party A’s potential interest in CWEI, the rationale of a potential combination and an analysis of the combined company. On November 17, 2016, representatives of CWEI and Evercore likewise met with the chief executive officer of Party A to discuss the rationale of a potential combination and an analysis of the combined company.

On December 1, 2016, Mr. Riggs and other representatives of CWEI met with David L. Stover, chairman, president and chief executive officer of Noble, and other representatives of Noble to discuss a potential combination. On December 7, 2016, Mr. Stover called Mr. Riggs to state that an indication of interest would be forthcoming later that week.

On December 9, 2016, Mr. Stover sent a non-binding indication of interest to Mr. Riggs regarding a merger whereby each outstanding CWEI common share would be converted into $51.20 of cash and 1.9413 Noble common shares. Noble stated that its proposal represented an implied value of $128 per CWEI common share and stated that it would be willing to explore structuring alternatives, including an election mechanism that would allow each CWEI stockholder to choose, subject to proration, the appropriate mix of cash and stock as consideration.

Party A and the other companies that Evercore approached declined to submit indications of interest at that time.

On December 13, 2016, at a meeting of the CWEI board, senior management of CWEI and representatives of Evercore provided a summary of the various companies who had been contacted and the feedback received from each with respect to CWEI’s value and strategic alternatives. Representatives of Evercore also summarized Noble’s written indication of interest and provided an overview of recent upstream transactions in the Delaware Basin. At the meeting, while not determining to engage in a sales process, the CWEI board authorized CWEI senior management to continue discussions with potential counterparties, including Noble, and to contact additional companies as a check of CWEI’s value in the market. The CWEI board authorized the engagement of Evercore and Goldman Sachs as financial advisors. The CWEI board also asked CWEI senior management to prepare a standalone valuation of CWEI and to utilize Evercore and Goldman Sachs with that valuation where helpful.

On December 14, 2016, representatives of Evercore contacted representatives of Petrie Partners, financial advisor to Noble, and updated them on the results of the board meeting and potential next steps. Representatives of Evercore indicated that Noble would likely need to increase its proposed price in order for the CWEI board to consider proceeding any further in the evaluation of strategic alternatives.

Between December 15, 2016 and December 21, 2016, representatives of Evercore contacted eight additional public companies, including Party B which had initially approached Mr. Riggs in October 2016 about a potential transaction. Of the 14 total parties that Evercore approached, five companies signed short-form confidentiality agreements and received limited CWEI non-public information, and only Noble and Party B submitted written indications of interest.

Party B signed a short-form confidentiality agreement on December 17, 2016 and management of CWEI provided limited non-public information to Party B. On December 21, 2016, Mr. Riggs and other representatives from CWEI and Evercore met with the chief executive officer of Party B to discuss the merits of a combined entity and the chief executive officer of Party B expressed interest in a potential combination.

On December 21, 2016, representatives of Noble presented an overview of Noble’s business and operations and proposed integration plan to representatives of CWEI, Evercore and Goldman Sachs. Also on December 21, 2016, Noble executed a long-form confidentiality agreement and was granted access to an electronic dataroom. The long-form confidentiality agreement included a customary “standstill” provision that would automatically terminate if, among other things, CWEI entered into a definitive merger agreement with another party.

On December 23, 2016, the chief executive officer of Party B submitted a non-binding indication of interest to Mr. Riggs regarding a merger whereby Party B would acquire all of the CWEI common shares in exchange for a mix of cash (50%) and Party B stock (50%), which Party B calculated at an implied value of $135 per CWEI common share. Party B would require primary equity and debt offerings to finance the transaction and would also require a meeting of and approval by the Party B stockholders.

From December 21, 2016 through January 13, 2017, CWEI conducted extensive due diligence of Noble and Party B, and Noble and Party B continued to conduct extensive due diligence of CWEI.

On December 27, 2016, the CWEI board held a telephonic board meeting whereby a representative of Evercore updated the CWEI board with respect to the various parties that had been contacted, which parties had expressed interest in a potential transaction with CWEI and the feedback received from each of the parties. The CWEI board reviewed Noble’s and Party B’s indications of interest and the CWEI board authorized CWEI senior management to continue discussions with Noble and Party B with respect to a potential strategic transaction and to request revised proposals from Noble and Party B with respect to a potential strategic transaction by January 5, 2017.

On December 29, 2016, Party B executed a long-form confidentiality agreement and was granted access to an electronic dataroom. The long-form confidentiality agreement included a customary “standstill” provision that would automatically terminate if, among other things, CWEI entered into a definitive merger agreement with another party.

On January 4, 2017, representatives of Party B presented an overview of Party B’s business and operations and pro forma combination analysis to representatives of CWEI, Evercore and Goldman Sachs.

On January 5, 2017, both Noble and Party B submitted revised written proposals to Mr. Riggs. Noble reaffirmed its interest in a potential transaction and changed its proposed consideration for each CWEI common share from $51.20 of cash and 1.9413 Noble common shares to $32.75 of cash and 2.5747 Noble common shares, an increase in the implied value of each CWEI common share from $128 to $131. Party B likewise reaffirmed its indicative proposal and increased its proposed total consideration by $5.38 per share. Although based on different assumptions than its earlier proposal, Party B’s per share bid price remained at $135 per CWEI common share. Party B’s proposed offer remained at 50% cash and 50% stock consideration, continued to rely on the availability of the capital markets to fund a significant portion of the cash consideration and continued to be conditioned on obtaining Party B stockholder approval. The parties also delivered comments on a draft merger agreement to Latham & Watkins LLP (“Latham & Watkins”), CWEI’s legal advisor.

On January 6, 2017, the CWEI board held a meeting whereby CWEI senior management and representatives of Evercore and Goldman Sachs provided an update on the transaction’s progress. The directors were briefed on Noble’s and Party B’s revised proposals. The directors discussed their belief that Noble’s stock was more liquid than Party B’s stock due to a larger market capitalization and higher daily trading volume, and that Noble’s bid had less deal risk due to the lack of a required stockholder vote and financing contingency. Representatives of Latham & Watkins also commented on the merger agreement markups and how, other than Party B’s financing contingency and stockholder approval requirements, the drafts were materially similar. Representatives of Richards, Layton & Finger, PA (“Richards, Layton & Finger”), CWEI’s Delaware legal counsel, and Latham & Watkins provided an overview of the fiduciary duties governing transactions of this nature. Various deal protection provisions, such as go shop, no shop and termination provisions, were also discussed. A representative of Richards, Layton & Finger also discussed a general preview of potential conflicts that could arise in a potential transaction and the need to assess the existence of any board member conflicts of interest. Members of CWEI senior management discussed a standalone valuation of CWEI that they had prepared and the underlying assumptions used to prepare the standalone valuation. After further consultation with CWEI senior management and CWEI’s financial and legal advisors, the CWEI board authorized CWEI senior management to continue discussions with both parties and requested that they deliver their final and best proposals by January 9, 2017.

On January 6, 2017, representatives of Evercore contacted Party B and on January 7, 2017, representatives of Evercore contacted Noble and informed them they were each one of two remaining potential counterparties identified by the CWEI board regarding a potential transaction and conveyed the request for final and best proposals by January 9, 2017. It was also conveyed to Party B that the CWEI board had concerns with respect to Party B’s financing contingency and asked Party B to provide more detail with respect to its financing plan.

On January 9, 2017, both Noble and Party B submitted updated written proposals to Mr. Riggs. Noble increased its proposed consideration for each CWEI common share from $32.75 of cash and 2.5747 Noble common shares to $34.75 of cash and 2.7874 Noble common shares, an increase in the implied value of each CWEI common share from $131 to $139. Party B increased its proposed total consideration by $3.00 per share, with an implied per share offer of $138 per CWEI common share. Party B’s proposed offer continued to rely on the availability of the capital markets to fund a significant portion of the cash consideration and remained subject to approval by Party B’s stockholders. In addition, Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden, Arps”), Noble’s outside counsel, delivered to Latham & Watkins a proposed form of support agreement for the proposed transaction.

On January 9, 2017 and January 10, 2017, the Audit Committee of the CWEI board held telephonic meetings to discuss potential conflicts of interest relating to the proposed transaction, including a potential make-whole payment to be received by Ares Management in connection with its term loan to CWEI and a change of control transaction, the form of consideration Ares Management would receive with respect to its warrants to purchase CWEI common shares, Mr. Ronald D. Scott’s role as chief executive officer of an affiliate of Ares Management and the compensation to be received by directors and officers in connection with a change of control. The CWEI Audit Committee determined that none of these potential conflicts should preclude the applicable directors from participating in the deliberations regarding a potential transaction. Further, the Audit Committee confirmed that it was not aware of anything that would limit the ability of Evercore and Goldman Sachs to fulfill their respective responsibilities as financial advisors to CWEI in connection with their respective engagements.

On January 10, 2017, representatives from Evercore, Goldman Sachs and Latham & Watkins had a telephone call with representatives of Party B to discuss its financing contingency and plan to access the capital markets. Party B represented that it had not yet contacted potential investors, but was confident that it could raise $1.4 billion in the equity capital markets within one week after announcement and an additional $500 million in the debt capital markets within four to six weeks after announcement.

On January 10, 2017, the CWEI board held a telephonic meeting whereby CWEI senior management and representatives of Evercore and Goldman Sachs provided an update on the transaction’s progress and a summary of the revised proposals. The directors were briefed on Noble’s and Party B’s best and final proposals as well as the telephone conversation regarding Party B’s financing contingency and plan to access the capital markets. The directors concluded that Noble’s higher per share proposal, lack of financing contingency and lack of stockholder vote requirement, and greater liquidity in its stock resulted in Noble’s proposal being superior to Party B’s proposal. In addition, the directors concluded that in light of risks associated with CWEI’s ability to implement its standalone business plan, Noble’s proposal was superior to what CWEI was likely to achieve on a standalone basis. The CWEI board authorized CWEI senior management to continue discussions with Noble and to negotiate final transaction documents. Evercore was instructed by CWEI senior management to notify Party B that the CWEI board had concerns over its financing contingency and plan to access the capital markets.

On January 10, 2017, representatives from Evercore spoke with representatives of Petrie Partners and Noble and stated that Latham & Watkins would contact Skadden, Arps to finalize the merger agreement and other documentation. On that same date, representatives from Latham & Watkins sent a revised merger agreement to Skadden, Arps.

On January 11, 2017, representatives from Evercore spoke with representatives of Party B and explained that the CWEI board continued to be concerned with the financing plan and contingency.

On January 12, 2017, CWEI senior management distributed the draft merger agreement and a summary of the key terms to the CWEI board.

On January 12, 2017, the Audit Committee of the CWEI board held a telephonic meeting to discuss potential conflicts of interest, including a potential make-whole payment to be received by Ares Management in connection with its term loan to CWEI and a change of control transaction, Mr. Scott’s role as chief executive officer of an affiliate of Ares Management and the compensation to be received by Mr. Riggs upon a change of control pursuant to the terms of his employment agreement. The Audit Committee determined that none of these potential conflicts would affect the ability of any member of the CWEI board to participate in the deliberations and to vote regarding the potential transaction. The Audit Committee also approved certain aspects of ancillary agreements to the transaction involving affiliates of CWEI.

On January 12, 2017, the Compensation Committee of the CWEI board held a telephonic meeting to discuss certain aspects of the transaction and approved the retention and severance plan arrangements contemplated by the proposed transaction.

On January 13, 2017, the CWEI board held a special meeting, together with members of CWEI senior management and representatives of Evercore, Goldman Sachs, Latham & Watkins and Richards, Layton & Finger, to consider the proposed transaction. CWEI senior management provided an update on the status of negotiations with Noble, and representatives of Goldman Sachs provided certain financial analyses of the proposed merger consideration. Representatives of Latham & Watkins provided an updated draft of the merger agreement and reviewed the terms thereof and the terms of ancillary agreements related thereto with the CWEI board. Goldman Sachs then rendered its oral opinion, which was subsequently confirmed in writing, to the CWEI board that, as of that date, and based upon and subject to the factors, assumptions and limitations set forth in such written opinion, the aggregate consideration to be paid to the holders (other than Noble and its affiliates) of CWEI common shares pursuant to the merger agreement was fair, from a financial point of view, to such holders. Following additional discussion, the CWEI board unanimously determined that the merger agreement and the transactions contemplated thereby, including the merger, were advisable and in the best interests of CWEI and its stockholders, and to recommend that CWEI’s stockholders adopt the merger agreement.

On January 13, 2017, the board of directors of Noble approved the merger agreement. Later in the evening on January 13, 2017, the parties executed the merger agreement and, on January 16, 2017, issued a joint press release announcing the transaction.

In the months following the announcement of the merger, the Audit Committee of the CWEI board, acting on behalf of the CWEI board, consented in advance to the entrance by Goldman Sachs into the ETF transaction (as defined below) with affiliates of Ares Management (the “Ares parties”), to any future entrance by Goldman Sachs or its affiliates into substantially similar hedging transactions with other CWEI stockholders, including Mr. Williams and The Williams Children’s Partnership, Ltd., and to the Ares parties and other CWEI stockholders, including Mr. Williams and The Williams Children’s Partnership, Ltd., and Goldman Sachs discussing and negotiating prior to the closing of the merger post-closing hedge transactions (as defined below) with Goldman Sachs as counterparty. The ETF transaction and the post-closing hedge transactions are further described in the section entitled “—Opinion of CWEI’s Financial Advisor—The Hedge Transactions” beginning on page 38. The Audit Committee of the CWEI board discussed the general structure of the proposed hedging transactions, Goldman Sachs’ earlier presentations to the Ares parties about the opportunity to hedge exposure to the Noble common shares included in the merger consideration, and the representation by Goldman Sachs to CWEI that, if CWEI were to request additional services from Goldman Sachs under the engagement letter between CWEI and Goldman Sachs before the closing of the merger and either Goldman Sachs or CWEI determined in good faith that Goldman Sachs was no longer able to fulfill its responsibilities as financial advisor to CWEI in connection with the engagement under such engagement letter as a result of the ETF transaction, such other hedging transactions with Goldman Sachs or its affiliates or such discussions and negotiations regarding any post-closing hedging transaction, Goldman Sachs and CWEI would negotiate in good faith appropriate modifications to such engagement letter, including a reduction of the fees payable to Goldman Sachs under such engagement letter to offset the retention of a different financial advisor by CWEI to fulfill the responsibilities that Goldman Sachs was no longer in a position to fulfill.

Rationale for the Merger

In the course of their discussions, both Noble and CWEI identified substantial potential strategic and financial benefits of the proposed merger. This section summarizes the principal potential strategic and financial benefits that the parties expect to realize in the merger. For a discussion of various factors that could prevent or limit the parties from realizing some or all of these benefits, see “Risk Factors” beginning on page 16.

Both Noble and CWEI think that the merger will enhance stockholder value through, among other things, enabling Noble and CWEI to capitalize on the following strategic advantages and opportunities:

•	Diversification; Scale and Scope. The merger will enhance the regional and commodity diversity of the combined company, as compared to Noble and CWEI individually, providing greater portfolio balance, diversity and investment optionality. The addition of the CWEI assets will strengthen Noble’s portfolio in the Southern Delaware Basin, creating the industry’s second largest Southern Delaware Basin acreage position and provides more than 4,200 drilling locations on approximately 120,000 net acres, with over 2 billion barrels of oil equivalent in net unrisked resource, including 71,000 highly contiguous net acres in the core of the Southern Delaware Basin in Reeves and Ward counties in Texas (directly adjacent to Noble’s existing 47,200 net acres). In addition, there are over 100,000 net acres in other areas of the Permian Basin.
•	Accelerated Asset Development. The merger is expected to accelerate value delivery from the CWEI asset base. The CWEI assets provide a core area of materiality to the combined company with room for growth and expansion. Noble has the strong financial position and robust liquidity required to fully develop the CWEI assets, including a strong balance sheet and financial capacity. Noble’s outlook is to increase production on the acquired assets from 10 MBoe/d currently (70% oil) to approximately 60 MBoe/d in 2020 in Noble’s base plan.
•	Technical Synergies. The merger will bring together two complementary companies, creating synergies that capitalize on the experienced management and technical expertise of both Noble and CWEI. The merger will allow the combined company to leverage Noble’s existing United States onshore expertise.
•	Ability to Participate in Future Growth of the Combined Company. The Noble common shares issued pursuant to the merger will allow both Noble and CWEI stockholders to participate in the substantial upside of the combined company.

The actual synergistic benefits from the merger could be different from the foregoing estimates and these differences could be material. Accordingly, there can be no assurance that any of the potential benefits described above or included in the factors considered by the Noble board of directors described under “—Noble’s Reasons for the Merger” beginning on page 30 or by the CWEI board described under “—CWEI Board Recommendation and Its Reasons for the Merger” beginning on page 30 will be realized. See “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” beginning on pages 16 and 23, respectively.

Noble’s Reasons for the Merger

In evaluating the merger, in addition to the specific reasons described under “—Rationale for the Merger” beginning on page 29, Noble considered a variety of factors, including:

•	Noble’s knowledge of CWEI’s business, operations, financial condition, earnings and prospects, taking into account the results of Noble’s due diligence review of CWEI.
•	The prevailing macroeconomic conditions, and the economic environment of the industries in which Noble and CWEI operate, which Noble viewed as supporting the rationale for seeking a strategic transaction that should create a stronger, more diversified combined company that will be better positioned to benefit from future growth in the general U.S. economy and the potential for higher future crude oil and natural gas prices.
•	Noble’s technical evaluation of CWEI assets, which included the following:
•	geologic analysis and interpretations of Delaware Wolfcamp to identify undeveloped inventory by geologic horizon;
•	analysis of existing wells and other operators’ offset performance to prepare forecasts for all CWEI producing wells;
•	development of normalized type curves for Wolfcamp to create cases for long lateral wells; and
•	development of an economic model to perform discounted cash flow analysis of CWEI properties and calculated present value for numerous potential development scenarios at a variety of product, price and cost scenarios.
•	The strong commitment on the part of both parties to complete the merger pursuant to their respective obligations under the terms of the merger agreement.
•	The expectation that the merger and the second merger, considered together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the likelihood of completing the merger on the anticipated schedule.

CWEI Board Recommendation and Its Reasons for the Merger

At a meeting on January 13, 2017, the CWEI board, by unanimous vote, (i) determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of CWEI and its stockholders, (ii) approved the merger agreement and the transactions contemplated thereby, including the second merger, and (iii) determined to recommend that the holders of CWEI common shares vote to adopt the merger agreement.

In evaluating the merger, the CWEI board consulted with CWEI’s management, as well as CWEI’s legal and financial advisors, and, in reaching its conclusion, considered the following factors in addition to the specific reasons described under “—Rationale for the Merger” beginning on page 29:

•	The CWEI board’s knowledge of CWEI’s business, operations, financial condition, earnings and prospects and of Noble’s business, operations, financial condition, earnings and prospects, taking into account the results of CWEI’s due diligence review of Noble.
•	Subject to the election rights of CWEI stockholders and CWEI warrant holders and subject to proration, the merger agreement provides that each CWEI stockholder and CWEI warrant holder will have the right to receive, in the aggregate, 2.7874 Noble common shares and $34.75 in cash for each CWEI common share held, which the CWEI board noted constituted an improvement over Noble’s initial proposal of 1.9413 Noble common shares and $51.20 in cash per CWEI common share.
•	The merger consideration, with an implied value of $138.39 per CWEI common share based on the closing price of Noble common shares on January 12, 2017, represents a:
•	30.1% premium to the closing price of CWEI common shares on January 12, 2017; and
•	26.5% premium to the volume weighted average price of CWEI common shares for the 30 trading days ended January 12, 2017.

•	The share-election exchange ratio and the mixed-election exchange ratio are fixed and therefore the value of the consideration payable to CWEI stockholders will increase or decrease in the event that the market price of Noble common shares increases or decreases prior to the closing of the merger. Following the merger, former CWEI stockholders who continue to hold Noble common shares will participate in future increases or decreases in the market price of Noble common shares.
•	Based on the implied value of the merger consideration as of January 13, 2017, CWEI stockholders would own approximately 11% of the combined company on a pro forma basis.
•	CWEI had explored a variety of strategic alternatives, including CWEI’s prospects on a standalone basis and discussions regarding a potential strategic transaction with a number of parties identified by CWEI, and, following discussions with its financial advisors, concluded that the transaction with Noble offered the greatest potential for CWEI to engage in a strategic transaction at that time.
•	The CWEI board retained financial and legal advisors with knowledge and experience with respect to public merger and acquisition transactions, CWEI’s and Noble’s industry generally and CWEI particularly, as well as substantial experience advising other E&P companies with respect to transactions similar to the merger.
•	The financial analyses and presentations of Evercore and Goldman Sachs to the CWEI board with respect to CWEI and Noble, and Goldman Sachs’ related written opinion, dated as of January 13, 2017, to the effect that, as of January 13, 2017, and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, the merger consideration to be paid to the holders (other than Noble and its affiliates) of CWEI common shares pursuant to the merger agreement was fair, from a financial point of view, to such holders. See “—Opinion of CWEI’s Financial Advisor” and Annex B to this proxy statement/prospectus, which set forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion. The full text of the written opinion of Goldman Sachs opinion is attached as Annex B and is incorporated by reference into this section of the proxy statement/prospectus.
•	The potential stockholder value that might result from other alternatives available to CWEI, including the alternative of remaining as an independent public company, considering, in particular, the potential for CWEI stockholders to share in future revenues, costs, earnings and cash flows and risks and uncertainties associated with continuing to operate as a public company.
•	The CWEI board’s view that the merger provides CWEI stockholders with equity ownership in an entity with a diversified platform of assets, a lower cost of capital than CWEI and an investment grade credit rating and that the resulting combined company’s lower cost of capital is expected to allow CWEI’s stockholders to benefit from the investment grade rating of the combined company and reduce the cost of funding, in a depressed commodity price environment, the capital program for the CWEI assets which will be part of the combined company.
•	The CWEI board’s review, in consultation with CWEI’s legal advisors, of the structure of the merger and the financial and other terms and conditions of the merger agreement, including the merger consideration, the CWEI board’s expectation that the merger and the second merger, considered together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the CWEI board’s view of the likelihood of completing the merger on the anticipated schedule.
•	The terms of the merger agreement, principally:
•	the provisions allowing the CWEI board to withdraw or change its recommendation of or to terminate the merger agreement, subject to the payment of a specified termination fee upon termination under certain circumstances, in the event of a superior proposal, or to change its recommendation in the event of certain intervening events, if the CWEI board makes a good faith determination that the failure to change its recommendation or terminate the merger agreement would be inconsistent with its fiduciary duties under applicable law;
•	the fact that the provisions do not provide for a vote of Noble’s stockholders to approve the merger; and

•	the fact that the consummation of the merger is not conditioned on financing.
•	The CWEI board’s understanding of, and management’s review of, overall market conditions, including then-current and prospective commodity prices and the current and historical trading prices for CWEI and Noble common stock, and the CWEI board’s determination that, in light of these factors, the timing of the potential transaction was favorable to CWEI.
•	The complementary nature of CWEI’s and Noble’s assets in the Delaware Basin. In this regard, the CWEI board also considered the prospects of the combined company.
•	CWEI management’s recommendation in favor of the merger.

The CWEI board also considered potential risks and potentially negative factors concerning the merger in connection with its deliberations of the proposed transaction, including:

•	The fact that the share-election exchange ratio and the mixed-election exchange ratio are fixed and therefore the value of the consideration payable to CWEI stockholders will decrease in the event that the market price of Noble common shares decreases prior to the closing of the merger.
•	The fact that, depending on the elections made by the CWEI stockholders, there may be a proration of the share-election consideration and the cash-election consideration to ensure that aggregate number of Noble common shares and the aggregate amount of cash paid in the merger will be the same as if all CWEI stockholders received 2.7874 Noble common shares and $34.75 in cash per CWEI common share held (or warrant notional common share held), which may deprive some CWEI stockholders of the immediate certainty of the cash-election consideration or may deprive some CWEI stockholders of the opportunity to participate fully in the value of the combined company.
•	The possibility that the merger may not be completed, or that completion may be unduly delayed, for reasons beyond the control of CWEI and Noble, which could result in significant costs and disruption to CWEI’s normal business.
•	Certain terms of the merger agreement, principally:
•	restrictions on the ability of CWEI to solicit offers for alternative proposals or to engage in discussions regarding such proposals, subject to exceptions, which could have the effect of discouraging such proposals from being made or pursued. The CWEI board understood that these provisions, which the CWEI board was advised were fairly standard, may have the effect of discouraging alternative proposals and may make it less likely that the transactions related to such proposals would be negotiated or pursued, even if potentially more favorable to the CWEI stockholders than the merger;
•	the termination fee that would be payable by CWEI in connection with a termination of the merger agreement as a result of a superior proposal for CWEI, which, although within the range of such fees normally seen in similar transactions, could have the effect of discouraging an alternative proposal for CWEI; and
•	restrictions on the conduct of CWEI’s business during the period between the signing of the merger agreement and completion of the merger.
•	The fact that CWEI’s stockholders will be foregoing the potential benefits, if any, that could be realized by remaining as stockholders of CWEI as a standalone entity.
•	The potential for diversion of management and employee attention and for increased employee attrition during the period prior to completion of the merger, and the potential effect of the merger on CWEI’s business and relations with customers, suppliers and regulators.
•	The substantial costs to be incurred in connection with the merger, including the costs of integrating the businesses of CWEI and Noble and the transaction expenses arising from the merger.
•	The risks of the type and nature described under “Risk Factors” beginning on page 16, and the matters described under “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 23.

The foregoing discussion is not intended to be exhaustive, but is intended to address the material information and principal factors considered by the CWEI board in considering the merger. In view of the number and variety of factors and the amount of information considered, the CWEI board did not find it practicable to, and did not make specific assessments of, quantify or otherwise assign relative weights to, the specific factors considered in reaching its determination. In addition, the CWEI board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, and individual members of the CWEI board may have given different weights to different factors.

The CWEI board made its recommendation based on the totality of information presented to, and the investigation conducted by, the CWEI board. It should be noted that certain statements and other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 23.

The CWEI board recommends that CWEI stockholders vote “FOR” the merger proposal, “FOR” the adjournment proposal, if necessary to solicit additional proxies if there are not sufficient votes to approve the merger proposal at the time of the CWEI special meeting, and “FOR” the advisory compensation proposal.

Opinion of CWEI’s Financial Advisor

On January 13, 2017, Goldman Sachs delivered its opinion to the CWEI board that, as of such date and based upon and subject to the factors and assumptions set forth therein, the merger consideration to be paid to the holders (other than Noble and its affiliates) of CWEI common shares pursuant to the merger agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated January 13, 2017, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B and is incorporated by reference into this proxy statement/prospectus. The summary of the opinion of Goldman Sachs in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion.

Goldman Sachs provided advisory services and its opinion for the information and assistance of the CWEI board in connection with its consideration of the merger. The Goldman Sachs opinion is not a recommendation as to how any holder of CWEI common shares should vote with respect to the merger or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the merger agreement;
•	annual reports to stockholders and annual reports on Form 10-K of CWEI and Noble for the five fiscal years ended December 31, 2015;
•	certain interim reports to stockholders and quarterly reports on Form 10-Q of CWEI and Noble;
•	certain other communications from CWEI and Noble to their respective stockholders;
•	certain publicly available research analyst reports for CWEI and Noble; and
•	certain internal financial analyses and forecasts for CWEI prepared by its management (the “CWEI forecasts”), certain internal financial analyses and forecasts for Noble standalone prepared by its management (the “Noble standalone forecasts”), and certain financial analyses and forecasts for Noble pro forma for the merger prepared by the management of CWEI (the “Noble pro forma forecasts” and, together with the CWEI forecasts and the Noble standalone forecasts, the “forecasts”), in each case, as approved for Goldman Sachs’ use by CWEI, including certain operating synergies projected by the management of CWEI to result from the merger (the “synergies”), as approved for Goldman Sachs’ use by CWEI.

Goldman Sachs also held discussions with members of the senior managements of CWEI and Noble regarding their assessment of the strategic rationale for, and the potential benefits of, the merger and the past and current business operations, financial condition, and future prospects of Noble and with members of the senior management of CWEI regarding their assessment of the past and current business operations, financial condition and future prospects of CWEI; reviewed the reported price and trading activity for the CWEI common shares and the Noble common shares; compared certain financial and stock market information for CWEI and Noble with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the oil and gas industry; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering this opinion, Goldman Sachs, with CWEI’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with CWEI’s consent that the forecasts, including the synergies, were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of CWEI. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of CWEI, Noble or any of their respective subsidiaries and it was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any adverse effect on CWEI or Noble or on the expected benefits of the merger in any way meaningful to its analysis. Goldman Sachs has also assumed that the merger will be consummated on the terms set forth in the merger agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion does not address the underlying business decision of CWEI to engage in the merger or the relative merits of the merger as compared to any strategic alternatives that may be available to CWEI; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addresses only the fairness from a financial point of view, as of the date of the opinion, of the merger consideration to be paid to the holders (other than Noble and its affiliates) of CWEI common shares pursuant to the merger agreement. Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the merger agreement or the merger or any term or aspect of any other agreement or instrument contemplated by the merger agreement or entered into or amended in connection with the transaction, including the fairness of the merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of CWEI; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of CWEI, or class of such persons in connection with the merger, whether relative to the merger consideration to be paid to the holders (other than Noble and its affiliates) of CWEI common shares pursuant to the merger agreement or otherwise. In addition, Goldman Sachs does not express any opinion as to the prices at which Noble common shares will trade at any time or as to the impact of the merger on the solvency or viability of CWEI or Noble or the ability of CWEI or Noble to pay their respective obligations when they come due. Goldman Sachs’ opinion was necessarily based on economic, monetary market and other conditions, as in effect on, and the information made available to it as of the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the board of directors of CWEI in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before January 12, 2017, and is not necessarily indicative of current market conditions.

Historical Stock Trading Analysis. Goldman Sachs analyzed the $138.39 implied consideration per CWEI common share represented by the merger consideration (which implied consideration was obtained by multiplying the 2.7874 mixed-election exchange ratio by the $37.18 closing price of Noble common shares on January 12, 2017 and adding to the product thereof the $34.75 in mixed-election cash consideration) in relation to (i) the closing price of CWEI common shares on January 12, 2017, (ii) the volume weighted average price per CWEI common share over the one-month and twelve-month periods ended January 12, 2017 and (iii) the highest and lowest closing price per CWEI common share over the 52-week period ended January 12, 2017.

This analysis indicated that the implied price per share to be paid to CWEI stockholders pursuant to the merger agreement represented:

•	a premium of 30.1% based on the closing price of $106.40 per share as of January 12, 2017;
•	a premium of 23.5% based on the volume weighted average price of $112.08 per share for the one-month period ended January 12, 2017;
•	a premium of 193.1% based on the volume weighted average price of $47.21 per share for the twelve-month period ended January 12, 2017;
•	a premium of 12.6% based on the high closing price of $122.87 per share for the 52-week period ended January 12, 2017; and
•	a premium of 1,838.2% based on the low closing price of $7.14 per share for the 52-week period ended January 12, 2017.

Illustrative Net Asset Value Analysis. Goldman Sachs performed an illustrative net asset value analysis of CWEI. Goldman Sachs calculated indications of the present value of the after-tax future cash flows that CWEI could be expected to generate from its existing proved developed reserves, developed non-producing reserves and undeveloped resources as of December 31, 2016 using the CWEI forecasts. Goldman Sachs calculated indications of net present values of the after-tax cash flows for CWEI using discount rates ranging from 10.5% to 12.5%, reflecting an estimate of CWEI’s weighted average cost of capital. Goldman Sachs then calculated indications of CWEI’s illustrative net asset value by adding (i) the illustrative discounted after-tax cash flows calculated above, plus (ii) (A) the value of net undeveloped acreage owned by CWEI in Ward County, Texas and Eddy and Lea Counties, New Mexico and (B) the value of midstream facilities owned by CWEI, in each case, using value estimates provided by the management of CWEI for Goldman Sachs’ use, minus (iii) (A) the present value of general and administrative costs, (B) the present value of estimated mark to market commodity hedges, (C) the face value of CWEI’s net debt as of December 31, 2016 (pro forma for $44 million acquisition per the management of CWEI) and (D) the present value of taxes payable by Clayton Williams, calculated using the CWEI forecasts and CWEI’s net debt provided by the management of CWEI for Goldman Sachs’ use and by applying discount rates ranging from 10.5% to 12.5%, reflecting an estimate of CWEI’s weighted average cost of capital. This analysis implied an illustrative range of net asset values per CWEI common share from $93.43 to $124.59.

Illustrative Present Value of Future Share Price Analysis. Goldman Sachs performed an illustrative analysis of the implied present value of the future value per CWEI common share on a standalone basis and the Noble common shares pro forma for the merger, which is designed to provide an indication of the present value of a theoretical future value of CWEI’s equity on a standalone basis and Noble’s equity pro forma for the merger as a function of estimated future EBITDA and one-year forward EV/EBITDA multiples.

CWEI. For the analysis of CWEI common shares on a standalone basis, Goldman Sachs used the CWEI forecasts for each of the fiscal years ending December 31, 2019 and December 31, 2020. Goldman Sachs first calculated the implied values per CWEI common share as of December 31, 2018 and December 31, 2019 on a standalone basis by applying one-year forward EV/EBITDA multiples ranging from 7.5x to 9.5x to estimated EBITDA for fiscal years 2019 and 2020 as reflected in the CWEI forecasts. Goldman Sachs then discounted to present value as of December 31, 2016, using an illustrative discount rate of 14.1%, reflecting an estimate of CWEI’s cost of equity, the theoretical future value of CWEI common shares as of December 31, 2018 and December 31, 2019. This analysis resulted in a range of implied present values of $62.44 to $144.53 per CWEI common share.

Noble Pro Forma. For the analysis of the Noble common shares pro forma for the merger, Goldman Sachs used the Noble pro forma forecasts for each of the fiscal years ending December 31, 2019 and December 31, 2020. Goldman Sachs first calculated the implied values per Noble common share as of December 31, 2018 and December 31, 2019 pro forma for the merger, by applying one-year forward EV/EBITDA multiples ranging from 6.0x to 8.5x to estimated EBITDA for fiscal years 2019 and 2020 as reflected in the Noble pro forma forecasts.

Goldman Sachs then added to the implied values per share an aggregate amount of per share dividends estimated to be paid by Noble through December 31, 2018 or December 31, 2019, as applicable, as reflected in the Noble pro forma forecasts. Goldman Sachs then discounted to present value as of December 31, 2016, using an illustrative discount rate of 11.1%, reflecting an estimate of Noble’s cost of equity pro forma for the merger, the theoretical value of the Noble common shares pro forma for the merger as of December 31, 2018 and December 31, 2019. This analysis resulted in a range of implied present values of $24.73 to $51.86 per Noble common share pro forma for the merger.

Goldman Sachs then calculated an illustrative range of implied values per CWEI common share, taking into account the mixed-election exchange ratio and mixed-election cash consideration, of Noble pro forma for the merger using the illustrative CWEI and Noble pro forma for the merger present value of future stock price analyses described above. Goldman Sachs discounted to present value as of December 31, 2016, using an illustrative discount rate of 11.1%, reflecting an estimate of Noble’s cost of equity pro forma for the merger, these illustrative implied per share values. This analysis resulted in an illustrative range of $103.68 to $179.32 per CWEI common share.

Selected Transactions Analysis. Goldman Sachs analyzed certain information relating to the following selected transactions involving oil and gas-related assets in the Delaware Basin region since July 2016 for aggregate consideration greater than $100 million:

•	Silver Run Acquisition Corporation’s acquisition of an 89% interest in Centennial Resource Production, LLC (announced July 2016);
•	Diamondback Energy Inc.’s acquisition of certain assets from Luxe Energy LLC (announced July 2016);
•	PDC Energy Inc.’s acquisition of certain companies managed by Kimmeridge Energy Management Company (announced August 2016);
•	Resolute Energy Corporation’s acquisition of certain assets from Firewheel Energy, LLC (announced October 2016);
•	RSP Permian Inc.’s acquisition of Silver Hill Energy Partners, LLC and Silver Hill E&P II, LLC (announced October 2016);
•	Occidental Petroleum Corp.’s acquisition of certain assets from an undisclosed seller (announced in October 2016);
•	Concho Resources Inc., acquisition of certain assets from an undisclosed seller (announced November 2016);
•	Centennial Resource Development, Inc.’s acquisition of certain assets of Silverback Exploration, LLC (announced November 2016);
•	Callon Petroleum Company’s acquisition of certain assets of American Resource Development LLC (announced December 2016);
•	Diamondback Energy Inc.’s acquisition of Brigham Resources Operating, LLC (announced December 2016); and
•	Parsley Energy, Inc.’s acquisition of certain assets from an undisclosed seller (announced January 2017).

While none of the companies or assets that were sold in the selected transactions are directly comparable to CWEI or its assets, the companies or assets sold in the selected transactions, for the purposes of analysis, may be considered similar to certain of CWEI’s assets.

For each of the selected transactions, Goldman Sachs calculated adjusted price per acre multiples by subtracting the estimated value of current production at an illustrative $30,000 per flowing barrel of oil equivalent per day from the transaction value for such selected transaction and then dividing the remaining value by the estimated net acreage acquired in the selected transaction as provided by the management of CWEI for Goldman Sachs’ use. This analysis resulted in illustrative adjusted price per acre multiples ranging from $21,429 to $47,561. Goldman Sachs then applied the illustrative adjusted price per acre multiples to the estimate of 73,591 total net acres owned by CWEI in the Delaware Basin region provided by management of CWEI for Goldman Sachs’ use, which resulted in an illustrative range of prices per CWEI common share of $78.16 to $176.57.

Illustrative Noble Pro Forma Discounted Cash Flow Analysis. Goldman Sachs performed an illustrative discounted cash flow analysis of Noble pro forma for the merger. In performing this analysis, Goldman Sachs used the Noble pro forma forecasts. For purposes of this analysis, Goldman Sachs discounted to present value (i) estimates of unlevered free cash flows for the years ending on December 31, 2017 through December 31, 2021 for Noble pro forma for the merger and (ii) the terminal enterprise value of Noble pro forma for the merger as of December 31, 2016 derived by multiplying estimated 2021 EBITDA by multiples ranging from 7.00x to 10.00x. The estimated unlevered free cash flows and terminal enterprise value were discounted to present value using discount rates ranging from 7.5% to 9.5%, reflecting an estimate of the weighted average cost of capital for Noble pro forma for the merger. Goldman Sachs derived ranges of illustrative enterprise values for Noble pro forma for the merger by adding the ranges of present values it derived above. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for Noble pro forma for the merger net debt of Noble pro forma for the merger as of December 31, 2016, as set forth in the Noble pro forma forecasts to derive a range of illustrative equity values for Noble pro forma for the merger. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding shares of Noble pro forma for the merger as set forth in the Noble pro forma forecasts. Goldman Sachs then calculated an implied equity value per CWEI common share based on the mixed-election exchange ratio and the mixed-election cash consideration, resulting in a range of $150.58 to $228.79.

General

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to CWEI.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the CWEI board as to the fairness from a financial point of view of the merger consideration to be paid to the holders (other than Noble and its affiliates) of CWEI common shares pursuant to the merger agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of CWEI, Noble, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The merger consideration was determined through arm’s-length negotiations between CWEI and Noble and was approved by the CWEI board. Goldman Sachs provided advice to CWEI during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to CWEI or the CWEI board or that any specific amount of consideration constituted the only appropriate consideration for the merger.

As described above, Goldman Sachs’ opinion to the CWEI board was one of many factors taken into consideration by the CWEI board in making its determination to approve the merger agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs included as Annex B to this proxy statement/prospectus.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of CWEI, Noble, any of their respective affiliates and third parties, including Ares Management, a significant stockholder of CWEI, or any currency or commodity that may be involved in the transaction contemplated by the merger agreement. Goldman Sachs acted as financial advisor to CWEI in connection with, and participated in certain of the negotiations leading to, the merger. Goldman Sachs has provided certain financial advisory and/or underwriting services to CWEI and/or its affiliates from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having acted as sole arranger with respect to CWEI’s term loan (aggregate principal amount $350 million) in March 2016, financial advisor to CWEI in connection with its private placement of 5,051,100 CWEI common shares in July 2016 and financial advisor to CWEI in connection with its sale of assets in the Giddings area in December 2016. Goldman Sachs also has provided certain financial advisory and/or underwriting services to Noble and/or its affiliates from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having acted as joint book-running manager with respect to the issuance of 24,150,000 Noble common shares in February 2015. Goldman Sachs also has provided certain financial advisory and/or underwriting services to Ares Management and/or its affiliates and portfolio companies from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having acted as joint lead arranger with respect to a term loan (aggregate principal amount $720 million) for American Tire Distributors Inc., a portfolio company of Ares Management, in March 2015, as joint lead arranger with respect to a term loan (aggregate principal amount $200 million) for CHG Healthcare Services, a portfolio company of Ares Management, in May 2015, as co-manager with respect to a public offering by Ares Management of its 5.25% Senior Notes due 2025 (aggregate principal amount $325 million) in August 2015, as financial advisor to Ares Management on its sale of the Allegheny Lock & Dam 8 and Allegheny Lock & Dam 9 hydro plants in September 2015 and as book runner with respect to a term loan (aggregate principal amount $990 million) for CHG Healthcare Services in May 2016. During the two year period ended January 13, 2017, Goldman Sachs has received compensation for financial advisory and/or underwriting services provided by its Investment Banking Division to CWEI and/or its affiliates of approximately $12.4 million, has received compensation for financial advisory and/or underwriting services provided by its Investment Banking Division to Noble and/or its affiliates of approximately $11.4 million and has received compensation for financial advisory and/or underwriting services provided by its Investment Banking Division to Ares Management and/or its affiliates and portfolio companies of approximately $22.9 million. Goldman Sachs may also in the future provide investment banking services to CWEI and Noble and their respective affiliates and Ares Management and its affiliates and portfolio companies for which the Investment Banking Division of Goldman Sachs may receive compensation. Affiliates of Goldman Sachs also may have co-invested with Ares Management and its affiliates from time to time and may have invested in limited partnership units of affiliates of Ares Management from time to time and may do so in the future.

The CWEI board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the merger. Pursuant to a letter agreement dated January 5, 2017, CWEI engaged Goldman Sachs to act as its financial advisor in connection with the contemplated transaction. The engagement letter between CWEI and Goldman Sachs provides for a transaction fee that is estimated, based on the information available as of the date of public announcement of the merger, at approximately $14 million, all of which is contingent upon consummation of the merger. In addition, CWEI has agreed to reimburse Goldman Sachs for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

The Hedge Transactions

On February 22, 2017, after the receipt of the consent from CWEI described in “—Background of the Merger” beginning on page 25, the Ares parties purchased a number of cash-settled only European put options with respect to an exchange traded fund that tracks the energy sector (the “ETF” and such puts, collectively, the “ETF transaction”) from Goldman Sachs (the “put counterparty”). At expiration of these put options, the put counterparty would owe the Ares parties cash in an amount equal to the excess, if any, of the strike price over the market price of the ETF shares at expiration, as determined under the terms of the ETF transaction. The Ares parties entered into the ETF transaction to help protect against volatility in their energy portfolio, including with respect to the Noble common shares included in the merger consideration. As of the date of the ETF transactions, less than 1.5% by value of the component securities of the index tracked by the ETF consisted of Noble common shares and the index was not sponsored by Goldman Sachs or any of its affiliates.

The terms of the ETF transaction are consistent with the put counterparty’s ordinary practices for trades in indexes or exchange traded funds and do not explicitly include rights to adjust or terminate the ETF transaction based on the occurrence of events relating to the merger or that are specific to Noble or its securities. The put counterparty is obligated to negotiate in good faith an early unwind of the ETF transaction at the Ares parties’ request, in which case the put counterparty would unwind any related internal hedge positions it may have at that time.

The put counterparty entered into, and will be acting as principal under, the ETF transaction for its own account. Therefore, the put counterparty’s interests may differ from those of CWEI, the Ares parties, CWEI’s other stockholders and Noble, depending on the occurrence of certain events and market conditions that have a material effect on the price, volatility or other characteristics of the ETF and its component securities. Accordingly, the put counterparty will look to its own interests and objectives in entering into and managing the ETF transaction and any related hedging activities, and neither the put counterparty nor any of its affiliates has or will advise CWEI (or any other person, including the Ares parties) with respect to the ETF transaction.

The put counterparty generally hedges its exposure in transactions such as the ETF transaction in a manner designed so that it does not take a directional view on the securities underlying such transaction. This hedging may include purchasing or selling various securities on a “long” or “short” basis, and entering into and unwinding derivative transactions with respect to the underlying securities or related securities. This hedging is intended to substantially neutralize the put counterparty’s exposure to changes in the price of the shares of the underlying securities, is at the put counterparty’s own risk, and may result in a loss or gain to it in an amount that may be less than or greater than the expected contractual benefit to the put counterparty under the ETF transaction being hedged, the amount of which will not be known until the ETF transaction has been exercised or expired and the put counterparty has completed its hedge unwind activities.

In accordance with industry practice, the individuals at the put counterparty who engage in these hedging transactions are generally separated by institutional information barriers from the Goldman Sachs team that provides financial advisory services to CWEI. It is the practice of the put counterparty to share a portion of any gain or loss that the put counterparty makes under the ETF transaction (and any related hedging transactions) with Goldman Sachs’ Investment Banking Division (which division includes the Goldman Sachs team that provides financial advisory services to CWEI) as representatives of Goldman Sachs’ Investment Banking Division have been involved in structuring and negotiating the ETF transaction.

The put counterparty or its affiliates may enter into hedging transactions including in a form substantially similar to the ETF transaction with other CWEI stockholders, including Mr. Williams and The Williams Children’s Partnership, Ltd., prior to the consummation of the merger. In the event the put counterparty or any of its affiliates enters into such other hedging transactions, it would be doing so for its own account and under circumstances similar to those described above.

The put counterparty or its affiliates and the Ares parties or other CWEI stockholders, including Mr. Williams and The Williams Family Partnership Ltd., may enter into discussions and negotiations prior to the closing of the merger regarding hedging transactions that the Ares parties or such other CWEI stockholders may enter into with the put counterparty or its affiliates as counterparty after the closing of the merger with respect to the Noble common shares received by such stockholders as merger consideration (each, a “post-closing hedge transaction”). The put counterparty or its affiliates would generally hedge its exposure in transactions such as the post-closing hedge transactions in a manner similar to that of the ETF transaction, except that in connection with the post-closing hedge transactions the put counterparty or its affiliates would likely borrow and sell and/or purchase Noble securities and/or enter into or unwind derivative transactions with respect to Noble securities.

As described under “—Background of the Merger” beginning on page 25, the Audit Committee of the CWEI board, acting on behalf of the CWEI board, reviewed and consented in advance to the entrance by the put counterparty and its affiliates into the ETF transaction and any substantially similar hedging transactions with any CWEI stockholder, including Mr. Williams and The Williams Children’s Partnership, Ltd., and to the put counterparty and its affiliates and the Ares parties and such other CWEI stockholders entering into discussions and negotiations prior to the closing of the merger regarding any post-closing hedge transactions. Goldman Sachs represented to CWEI that, if CWEI were to request additional services from Goldman Sachs under the engagement letter between CWEI and Goldman Sachs before the closing of the merger and either Goldman Sachs or CWEI determined in good faith that Goldman Sachs was no longer able to fulfill its responsibilities as financial advisor to CWEI in connection with the engagement under such engagement letter as a result of the ETF transaction, such other hedging transactions with Goldman Sachs or its affiliates or such discussions and negotiations regarding any post-closing hedge transaction, Goldman Sachs and CWEI would negotiate in good faith appropriate modifications to such engagement letter, including a reduction of the fees payable to Goldman Sachs under such engagement letter to offset the retention of a different financial advisor by CWEI to fulfill the responsibilities that Goldman Sachs was no longer in a position to fulfill.

Certain Unaudited Financial and Operating Forecasts

CWEI does not, as a matter of course, publicly disclose long-term forecasts or internal projections as to its future performance, revenues, production, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, CWEI is including the following summaries of certain unaudited financial and operating forecasts of CWEI and unaudited pro forma financial and operating forecasts of Noble because they were made available to the CWEI board and Goldman Sachs in connection with their respective evaluations of the merger.

The inclusion of the unaudited financial and operating forecasts in this proxy statement/prospectus should not be regarded as an indication that CWEI, Noble or any of their respective advisors or representatives considered or consider such forecasts to be accurate predictions of future events, and the unaudited financial and operating forecasts should not be relied upon as such. None of CWEI, Noble or their respective advisors or representatives has made or makes any representation regarding the information contained in the unaudited financial and operating forecasts.

CWEI stockholders are urged to review Noble’s and CWEI’s SEC filings for a description of risk factors with respect to Noble’s business and CWEI’s business, respectively, as well as the section of this proxy statement/prospectus entitled “Risk Factors” beginning on page 16. See also “Cautionary Statement Regarding Forward-Looking Statements” and “Where You Can Find More Information” beginning on pages 23 and 112, respectively. The unaudited financial and operating forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. In addition, the unaudited financial and operating forecasts require significant estimates and assumptions that make them inherently less comparable to the similarly titled GAAP measures in the historical GAAP financial statements of Noble and CWEI. The unaudited financial and operating forecasts included in this proxy statement/prospectus have been prepared by, and are the responsibility of, management of CWEI. None of Noble’s independent registered public accounting firm, CWEI’s independent registered public accounting firm or any other independent accountant, has compiled, examined or performed any procedures with respect to the unaudited financial and operating forecasts contained herein, nor have they expressed any opinion or any other form of assurance on such information. The report of the independent registered public accounting firm to each of Noble and CWEI contained in each such party’s Annual Report on Form 10-K for the year ended December 31, 2016, each of which is incorporated by reference into this proxy statement/prospectus, relates to the applicable party’s historical financial information. Those reports do not extend to the unaudited financial and operating forecasts and should not be read to do so. Furthermore, the following unaudited financial and operating forecasts do not take into account any circumstances or events occurring after the dates on which they were prepared. For the purposes of the tables set forth below, EBITDA is generally the amount of the respective company’s earnings before interest, taxes, depreciation, depletion, amortization and exploration expenses for a specified time period.

In addition to being used by the CWEI board in connection with its evaluation of the merger, the unaudited financial and operating forecasts were also provided to Goldman Sachs, CWEI’s financial advisor. As discussed below, the unaudited financial and operating forecasts were prepared for use only by the CWEI board and Goldman Sachs and do not, and were not intended to, act as public guidance regarding CWEI’s or Noble’s future financial performance.

Unaudited Standalone Financial and Operating Forecasts of CWEI and Unaudited Pro Forma Financial and Operating Forecasts of Noble

CWEI prepared and provided the CWEI forecasts and the Noble pro forma forecasts to Goldman Sachs, its financial advisor. Summaries of the material financial and operating forecasts that were included in the CWEI forecasts and Noble pro forma forecasts are set forth below.

The financial and operating forecasts that were included in the CWEI forecasts and Noble pro forma forecasts were prepared utilizing the following NYMEX strip pricing assumptions with respect to future commodity prices for crude oil and natural gas as of December 28, 2016:

	2017E	2018E	2019E	2020E	2021E
Crude oil (WTI)($/Bbl)	$56.16	$56.60	$56.04	$55.86	$55.96
Natural gas (Henry Hub) ($/MMbtu)	$3.70	$3.14	$2.87	$2.88	$2.90

The financial and operating information summarized below represents the CWEI forecasts of annual results for 2017 through 2021 based on the above-referenced assumptions (in millions of dollars, other than operating data):

	2017E	2018E	2019E	2020E	2021E
Production (MBoe/d)	13.1	21.6	28.9	44.9	63.3
EBITDA	$116	$236	$324	$546	$804
Free Cash Flow	$(206)	$(192)	$(155)	$(188)	$(142)

The financial and operating information summarized below represents the Noble pro forma forecasts of annual results for 2017 through 2021 based on the above-referenced assumptions (in millions of dollars, other than operating data):

	2017E	2018E	2019E	2020E	2021E
Production (MBoe/d)	418	430	495	625	692
EBITDA	$2,779	$3,109	$3,636	$4,852	$5,565
Free Cash Flow	$456	$33	$389	$726	$1,047

The inclusion of information about the unaudited financial and operating forecasts in this proxy statement/prospectus should not be regarded as an indication that CWEI or any other recipient of this information considered, or now considers, it to be predictive of actual future results due to, among other factors, the inherent risks and uncertainties associated with such forecasts. The information about the unaudited financial and operating forecasts included in this proxy statement/prospectus is presented solely to give CWEI stockholders access to the information that was made available to the CWEI board and CWEI’s financial advisor. The unaudited financial and operating forecasts are each subjective in many respects and thus subject to interpretation. While presented with numerical specificity, the unaudited financial and operating forecasts reflect numerous assumptions and estimates as to future events and matters specific to CWEI’s and Noble’s businesses, including the factors listed under “Risk Factors” beginning on page 16, all of which are difficult to predict and many of which are beyond CWEI’s or Noble’s control and will be beyond the control of the combined company following the merger.

In particular, the unaudited financial and operating forecasts prepared by the management of CWEI were prepared solely for CWEI’s internal use and are subjective in many respects. Neither CWEI nor Noble can provide any assurance that the assumptions underlying the unaudited financial and operating forecasts will be realized, and there can be no assurance that the prospective results in the forecasts will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited financial and operating forecasts cover multiple years, such information by its nature becomes less predictive with each successive year. No assurances can be given that the assumptions made in preparing the above unaudited financial and operating forecasts will accurately reflect future conditions. The estimates and assumptions underlying the unaudited financial and operating forecasts involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among others, risks and uncertainties described under “Risk Factors” and “Cautionary

Statement Regarding Forward-Looking Statements,” beginning on pages 16 and 23, respectively, all of which are difficult to predict and many of which are beyond the control of Noble and CWEI and will be beyond the control of the combined company following the merger. There can be no assurance that the underlying assumptions will prove to be accurate or that the projected results will be realized, and actual results likely will differ, and may differ materially, from those reflected in the unaudited financial and operating forecasts, whether or not the merger is completed.

CWEI stockholders are urged to review (i) Noble’s most recent SEC filings for a description of Noble’s reported results of operations and financial condition and capital resources during 2016, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Noble’s Annual Report on Form 10-K for the year ended December 31, 2016, which is incorporated by reference into this proxy statement/prospectus, and (ii) CWEI’s most recent SEC filings for a description of CWEI’s reported results of operations and financial condition and capital resources during 2016, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in CWEI’s Annual Report on Form 10-K for the year ended December 31, 2016, which is incorporated by reference into this proxy statement/prospectus.

Readers of this proxy statement/prospectus are cautioned not to place undue reliance on the unaudited financial and operating forecasts set forth above. No representation is made by Noble, CWEI, their respective financial advisors or any other person to any CWEI stockholder regarding the ultimate performance of Noble or CWEI compared to the information included in the above unaudited financial and operating forecasts. The inclusion of unaudited financial and operating forecasts in this proxy statement/prospectus should not be regarded as an indication that such unaudited financial and operating forecasts will be an accurate prediction of future events, and such information should not be relied on as such.

NOBLE AND CWEI DO NOT INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE UNAUDITED FINANCIAL AND OPERATING FORECASTS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH UNAUDITED FINANCIAL AND OPERATING FORECASTS ARE NO LONGER APPROPRIATE, EXCEPT AS MAY BE REQUIRED BY LAW.

Board of Directors and Executive Officers After Completion of the Merger

Board of Directors. Upon completion of the merger, the board of directors of the combined company will consist of the then-current Noble directors. All Noble directors are elected annually to serve until the next annual meeting and until their successors are elected. The current directors of Noble are: Jeffrey L. Berenson, Michael A. Cawley, Edward F. Cox, James E. Craddock, Thomas J. Edelman, Eric P. Grubman, Kirby L. Hedrick, David L. Stover, Scott D. Urban, William T. Van Kleef and Molly K. Williamson. Mr. Grubman has informed Noble that he will not stand for re-election at Noble’s 2017 annual meeting of stockholders. Mr. Grubman’s decision not to stand for re-election is not as a result of any disagreement with Noble or its board of directors.

Executive Officers. Upon completion of the merger, the executive officers of Noble are expected to continue serving as executive officers of the combined company, except for Susan M. Cunningham, who has notified Noble of her plans to retire, effective March 24, 2017.

Interests of CWEI Directors and Executive Officers in the Merger

In considering the recommendation of the CWEI board that CWEI stockholders vote “FOR” the merger proposal, CWEI stockholders should be aware that some of CWEI’s directors and executive officers have financial interests in the merger that may be different from, or in addition to, those of CWEI stockholders generally. The CWEI board was aware of these interests and considered them, among other matters, in approving the merger agreement and making its recommendation that the CWEI stockholders approve the merger proposal. For purposes of all of the CWEI agreements and plans described below, the completion of the merger will constitute a change in control.

Equity Compensation Awards

Pursuant to the merger agreement, equity compensation awards held by CWEI’s directors and executive officers as of the effective time will be treated as follows:

Options. Prior to the effective time, each CWEI option that is outstanding as of immediately prior to the effective time will vest immediately prior to the effective time and will be exchanged for the number of Noble common shares, rounded down to the nearest whole share, determined by dividing (i) the product of (A) the number of CWEI common shares subject to the CWEI option and (B) the amount, if any, by which the per share closing price of CWEI common shares on the business day immediately prior to the date on which the effective time occurs exceeds the per share exercise price of the CWEI option by (ii) the average per share closing price of Noble common shares over the 10 trading days immediately prior to the date on which the effective time occurs. For more information, see “The Merger Agreement—Treatment of CWEI Equity Awards” beginning on page 62.

The following table sets forth the number of CWEI options held by each CWEI executive officer as of March 20, 2017, including the exercise price applicable to each CWEI option. CWEI’s non-employee directors do not hold any CWEI options:

Name	Number of CWEI Common Shares Subject To CWEI Options	Exercise Price of CWEI Options ($)
Clayton W. Williams, Jr.	—	—
Mel G. Riggs	100,000	63.11
Jaime R. Casas	65,000	85.44
Patrick G. Cooke	65,000	87.31
Ronald D. Gasser	6,000	63.11
John F. Kennedy	6,000	63.11
Robert C. Lyon	—	—
Samuel L. Lyssy, Jr.	20,000	68.34
Robert L. Thomas	5,000	63.11
T. Mark Tisdale	6,000	63.11
Gregory S. Welborn	6,000	63.11

Restricted Shares. At the effective time, each CWEI restricted share that is outstanding as of immediately prior to the effective time will be converted into the number of restricted Noble common shares, subject to the same restrictions as were applicable to such CWEI restricted share immediately prior to the effective time, determined by multiplying the number of CWEI restricted shares subject to the award by the share-election exchange ratio of 3.7222, rounded up to the nearest whole share, and subject to the same vesting, repurchase and other restrictions as the CWEI restricted shares. For more information, see “The Merger Agreement—Treatment of CWEI Equity Awards” beginning on page 62.

The following table sets forth the number of CWEI restricted shares held by CWEI executive officers and non-employee directors as of March 20, 2017:

Name	Number of CWEI Restricted Shares
Executive Officers
Clayton W. Williams, Jr.	—
Mel G. Riggs	100,000
Jaime R. Casas	65,000
Patrick G. Cooke	65,000
Ronald D. Gasser	18,000
John F. Kennedy	18,000
Robert C. Lyon	2,500
Samuel L. Lyssy, Jr.	30,000
Robert L. Thomas	15,000
T. Mark Tisdale	18,000
Gregory S. Welborn	18,000

Non-Employee Directors
Davis L. Ford	1,463
P. Scott Martin	1,463
Ronald D. Scott	1,463
Jordan R. Smith	1,463
Nathan W. Walton	—

For each CWEI executive officer, the CWEI restricted shares set forth in the table above will vest on a double-trigger basis in the event such executive officer is terminated without cause, resigns for good reason or CWEI or Noble provides notice of non-renewal of the executive officer’s employment agreement, in each case, within two years following the merger. For each director, the CWEI restricted shares set forth in the table above will vest upon the closing of the merger.

Executive Employment Agreements

Each of CWEI’s executive officers is party to an employment agreement with CWEI pursuant to which, in the event that the employment of the executive officer is terminated without cause, the executive officer resigns for good reason, or CWEI or Noble provides notice of non-renewal of the employment agreement, in each case, within two years following the merger (each, a “qualifying termination”), then, subject to the executive officer signing and not revoking a release of claims in favor of CWEI and Noble, the executive officer will be entitled to the compensation and benefits described below.

•	Severance Payment. Upon a qualifying termination, the executive officer will become entitled to receive a lump sum payment equal to the sum of (i) two times (or three times with respect to Messrs. Williams, Riggs, Casas and Cooke) the executive officer’s annual base salary in effect as of the date of the qualifying termination; (ii) two times (or three times with respect to Messrs. Williams, Riggs, Casas and Cooke) the average bonus amount actually paid to the executive officer for the three years ending prior to the date of the qualifying termination or, if shorter, the number of full calendar years preceding the date of termination during which the executive officer was employed; (iii) the car allowance the executive officer would have received had he remained employed for an additional two years (or three years with respect to Messrs. Williams, Riggs, Casas and Cooke); and (iv) the matching contributions that would have been made on behalf of the executive officer pursuant to CWEI’s 401(k) plan if he had continued participation in such plan for an additional two years (or three years with respect to Messrs. Williams, Riggs, Casas and Cooke), payable no later than the earlier of (x) March 15 following the calendar year in which the qualifying termination occurs and (y) 90 days following the date of the qualifying termination. In addition, in connection with the merger, the compensation committee of the CWEI board approved an additional cash severance payment to Mr. Tisdale of $1.5 million payable in the event he incurs a qualifying termination.

•	Medical Benefits Continuation. The executive officer, his spouse and eligible dependents will continue to be eligible to participate in the group health plans offered by CWEI or Noble for a period of 18 months following termination or the executive officer will be reimbursed for the amounts necessary to obtain similar benefits.
•	Accelerated Vesting of Equity Compensation Awards. In connection with the merger, the compensation committee of the CWEI board determined to accelerate the vesting of equity awards held by each of CWEI’s executive officers such that, upon a qualifying termination, the executive officers will become entitled to full and immediate vesting of all outstanding CWEI options and CWEI restricted shares held by the executive officer as of the date of the qualifying termination. For more information regarding the treatment of the equity compensation awards held by CWEI’s executive officers in connection with the merger, see “—Equity Compensation Awards” beginning on page 43.

APO Incentive Plans

CWEI’s executive officers have historically participated in certain after-payout, or APO, incentive plans (the “APO incentive plans”). The APO incentive plans were created to incentivize CWEI’s executives to find, acquire, develop and produce oil and gas reserves in a cost-effective manner, and to reward those executives for the successful management of projects that produced value to CWEI’s stockholders. All of the executive officers’ interests in the APO incentive plans are currently fully vested. Prior to the closing of the merger, CWEI expects to terminate and make final payments under the APO incentive plans based on the aggregate value of the interests held by the plan participants.

The following table sets forth the estimated aggregate payments each executive officer would have received upon termination of the APO incentive plans on January 1, 2017:

Name	Estimated Payouts under APO Incentive Plans ($)
Clayton W. Williams, Jr.	681,281
Mel G. Riggs	159,394
Jaime R. Casas	—
Patrick G. Cooke	—
Ronald D. Gasser	111,511
John F. Kennedy	136,920
Robert C. Lyon	—
Samuel L. Lyssy, Jr.	149,937
Robert L. Thomas	38,722
T. Mark Tisdale	62,225
Gregory S. Welborn	100,764

Indemnification; Expense Advancements; Directors’ and Officers’ Insurance

From and after the effective time, Noble and the surviving company, jointly and severally, will (i) indemnify and hold harmless each present and former director and officer of CWEI and its subsidiaries determined as of the effective time (the “indemnified parties”) from and against any losses, claims, damages, liabilities, costs or expenses (including reasonable attorneys’ fees), judgments, fines, penalties and amounts paid in settlement arising out of or in connection with any claim or action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the effective time, in their capacity as a director or officer of CWEI or its subsidiaries, to the fullest extent authorized or permitted under applicable law; and (ii) promptly pay on behalf of or advance to each of the indemnified parties any expenses incurred in defending, serving as a witness or otherwise participating with respect to any claims or action in advance of the final disposition of such claim or action, in each case, without the requirement of any bond or other security, which such officer or director shall repay the advance if it is ultimately determined that such officer or director is not entitled to be indemnified under applicable law. In addition, for a period of six years after the effective time, Noble and the surviving company or their successors or assigns will maintain directors’ and officers’ insurance policies covering CWEI’s present and former directors and executive officers determined as of the effective time that generally provide the same coverage amounts and no less advantageous terms and conditions as CWEI’s current coverage.

Make-Whole Payment

Certain of CWEI’s directors, P. Scott Martin, Nathan W. Walton and Ronald D. Scott, are affiliated with Ares Management, a significant stockholder of CWEI and a lender under CWEI’s second lien term loan, which is expected to be repaid in connection with the consummation of the merger. Under the term loan credit agreement, if the term loan is repaid prior to the third anniversary of its availability date, CWEI is required to pay, in addition to the principal and any accrued but unpaid interest on the term loan, a “make-whole amount” equal to the discounted value of all future interest payments from the date of repayment through such third anniversary and a 12.5% call premium.

Expense Reimbursement in Connection with Support and Non-Dissent Agreements

As described under “—Share Ownership of Certain Stockholders; Support and Non-Dissent Agreements,” contemporaneously with the execution of the merger agreement, Noble and CWEI (solely for certain specified purposes) entered into a support agreement with the Ares stockholders, entities affiliated with Ares Management and three of CWEI’s directors, and non-dissent agreements with Clayton W. Williams, Jr., CWEI’s Chairman and Chief Executive Officer, and The Williams Children’s Partnership Ltd., which was organized for the benefit of the adult children of Mr. Williams and whose trustee is Mel G. Riggs, CWEI’s President. Under the support and non-dissent agreements, CWEI agreed to reimburse each of the Ares stockholders, Mr. Williams and The Williams Children’s Partnership Ltd. for up to $750,000 of reasonable fees and out-of-pocket third party expenses, including reasonable attorneys’ fees, incurred in connection with such agreements.

Quantification of Payments and Benefits to CWEI’s Named Executive Officers

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise relates to the merger and that may be paid or become payable to CWEI’s named executive officers, which is referred to as the “golden parachute” compensation. The information set forth in the table below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about certain compensation for each of CWEI’s named executive officers that is based on or otherwise relates to the merger.

The amounts indicated below are estimates based on the material assumptions described in the notes to the table below, which may or may not actually occur. Some of these assumptions are based on information not currently available and, as a result, the actual amounts, if any, that may be paid or become payable to a named executive officer of CWEI may differ materially from the amounts set forth below. Furthermore, for purposes of calculating such amounts, CWEI has assumed the following:

•	the relevant price per CWEI common share is $146.43, which is the average closing market price per CWEI common share as quoted on the NYSE over the first five business days following the first public announcement of the merger on January 16, 2017;
•	the relevant price per Noble common share is $ , which is the average closing market price per Noble common share as quoted on the NYSE over the last ten business days prior to , 2017, the last practicable date prior to the date of this proxy statement/prospectus;
•	the merger will close on , 2017, the last practicable date prior to the date of this proxy statement/prospectus; and
•	the named executive officers experience a qualifying termination immediately following the merger on , 2017, the last practicable date prior to the date of this proxy statement/prospectus.

	Cash ($)(1)				Equity ($)
Name(1)	Salary(2)	Bonus(3)	Car Allowance(4)	401(k) Match(5)	(6)	(7)	Perquisites/ Benefits ($)(8)	Total ($)
Clayton W. Williams, Jr.	2,673,000	296,525	56,700	48,600	—	—	33,410	3,108,235
Mel G. Riggs	1,753,800	438,291	56,700	48,600			33,410
Jaime R. Casas	1,350,000	56,250	56,700	48,600			33,410
Patrick G. Cooke	1,350,000	56,250	56,700	48,600			33,410
Samuel L. Lyssy, Jr.	1,069,200	174,146	37,800	32,400			33,410
(1)	Pursuant to the employment agreements with each of the named executive officers, the double-trigger cash severance amounts are payable in the event the named executive officer is terminated without cause, the executive resigns for good reason or CWEI or Noble provides notice of non-renewal of the employment agreement, in each case, within two years following the merger. The amounts reported will be paid, subject to the named executive officer signing and not revoking a release of claims in favor of CWEI and Noble, no later than the earlier of (a) March 15 following the calendar year in which the qualifying termination occurs and (b) 90 days following the date of the qualifying termination. For more information, see “—Executive Employment Agreements” beginning on page 44.
(2)	Amounts reported consist of three times (or two times with respect to Mr. Lyssy) the named executive officer’s annual base salary in effect as of the date of the qualifying termination.
(3)	Amounts reported consist of three times (or two times with respect to Mr. Lyssy) the average bonus amount actually paid to the named executive officer for the three years ending prior to the date of the qualifying termination or, if shorter, the number of full calendar years preceding the date of termination during which the named executive officer was employed.
(4)	Amounts reported consist of the car allowance the named executive officer would have received had he remained employed for an additional three years (or two years with respect to Mr. Lyssy).
(5)	Amounts reported consist of the matching contributions that would have been made on behalf of the named executive officer pursuant to CWEI’s 401(k) plan if he had continued participation in such plan for an additional three years (or two years with respect to Mr. Lyssy).
(6)	Amounts reported represent the value of Noble common shares that will be received in respect of CWEI options held by the named executive officers that are unvested. Pursuant to the merger agreement, each CWEI option that is outstanding as of immediately prior to the effective time will vest immediately prior to the effective time and will be converted into the right to receive Noble common shares. For more information, see “The Merger Agreement—Treatment of CWEI Equity Awards” beginning on page 62.
(7)	Amounts reported represent the value of the accelerated vesting of all outstanding CWEI restricted shares held by the named executive officers. In connection with the merger, the compensation committee of the CWEI board determined to accelerate the vesting of CWEI restricted shares held by each of CWEI’s executive officers such that, upon a qualifying termination, all outstanding CWEI restricted shares held by the executive officer as of the date of the qualifying termination will vest on a double trigger basis.
(8)	Amounts reported consist of the cost of providing healthcare coverage to the executive officer, his spouse and his eligible dependents for a period of 18 months. Pursuant to each executive officer’s employment agreement, this double-trigger health care coverage is provided in the event the named executive officer is terminated without cause, the executive resigns for good reason or CWEI or Noble provides notice of non-renewal of the employment agreement, in each case, within two years following the merger. For more information, see “—Executive Employment Agreements” beginning on page 44.

Share Ownership of Certain Stockholders; Support and Non-Dissent Agreements

Support Agreement

Contemporaneously with the execution of the merger agreement, Noble, CWEI (solely for certain specified purposes) and the Ares stockholders (certain CWEI stockholders affiliated with Ares Management) entered into the support agreement, pursuant to which the Ares stockholders agreed, among other things, not to exercise or assert any appraisal rights under Section 262 of the DGCL in connection with the merger. The Ares stockholders have also agreed, among other things, during the period from January 13, 2017 to and including the date of termination of the merger agreement, if any (the “applicable period”), to vote all of the CWEI common shares and, if applicable, the CWEI preferred shares, they beneficially own as of the record date of the CWEI special meeting (i) in favor of the adoption of the merger agreement, (ii) against any alternative proposal, and (iii) against any amendment of CWEI’s certificate of incorporation or by-laws or other proposal or transaction involving CWEI or any of its subsidiaries which amendment or other proposal or transaction would in any manner delay, impede, frustrate, prevent or nullify the merger, the merger agreement or any of the transactions contemplated by the merger agreement or change in any manner the voting rights of any outstanding class of capital stock of CWEI. The support agreement will automatically terminate upon the earliest to occur of: (a) the termination of the merger agreement; (b) the effectiveness of the merger; (c) the date certain material modifications of or waivers under the merger agreement are effected without the Ares stockholders' consent; (d) the mutual written consent of the parties thereto; and (e) July 17, 2017. As of           , 2017, the last practicable date before the date of this proxy statement/prospectus, the Ares stockholders owned approximately   % of the outstanding CWEI common shares.

Non-Dissent Agreements

In addition, contemporaneously with the execution of the merger agreement, Noble and CWEI (solely for certain specified purposes) entered into the non-dissent agreements with the non-dissenting parties (Clayton W. Williams, Jr. and The Williams Children’s Partnership Ltd., each a stockholder of CWEI), pursuant to which the non-dissenting parties agreed, among other things, not to exercise or assert any appraisal rights under Section 262 of the DGCL in connection with the merger. The non-dissenting parties have also agreed, among other things, during the applicable period, to vote all of the CWEI common shares they beneficially own as of the record date of the CWEI special meeting against any alternative proposal and against any amendment of CWEI’s certificate of incorporation or by-laws or other proposal or transaction involving CWEI or any of its subsidiaries, which amendment or other proposal or transaction would in any manner delay, impede, frustrate, prevent or nullify the merger, the merger agreement or any of the transactions contemplated by the merger agreement or change in any manner the voting rights of any outstanding class of capital stock of CWEI. If the merger agreement is terminated by Noble in certain circumstances, including if the CWEI stockholders do not approve the merger proposal, then the term of the applicable period under the non-dissent agreements will be extended for an additional 180 days following the termination of the merger agreement. The non-dissent agreements will automatically terminate upon the earliest to occur of: (a) the expiration of the applicable period; (b) the effectiveness of the merger; (c) the date certain material modifications of or waivers under the merger agreement are effected without the applicable non-dissenting party’s consent; (d) the mutual written consent of the parties thereto; and (e) July 17, 2017. As of             , 2017, the last practicable date before the date of this proxy statement/prospectus, the non-dissenting parties owned approximately    % of the outstanding CWEI common shares.

Accounting Treatment of the Merger

Noble prepares its financial statements in accordance with GAAP. The merger will be accounted for using the acquisition method of accounting with Noble being considered the acquirer of CWEI for accounting purposes. This means that Noble will allocate the purchase price to the fair value of CWEI’s tangible and intangible assets and liabilities at the acquisition date, with the excess purchase price, if any, being recorded as goodwill. Under the acquisition method of accounting, goodwill is not amortized but is tested for impairment at least annually.

Regulatory Approvals Required for the Merger

To complete the merger, Noble and CWEI must make filings with and obtain authorizations, approvals or consents from a number of regulatory authorities. The merger is subject to requirements of the HSR Act, and on February 6, 2017, CWEI and Noble received notice of the early termination of the applicable waiting period under the HSR Act. In addition, the new Noble common shares issued to former CWEI stockholders must be approved for listing on the NYSE, subject to official notice of issuance.

Treatment of CWEI Stock Options and Other Equity Based Awards

Stock Options. In connection with the merger, each CWEI option that is outstanding immediately prior to the effective time will vest and be exchanged for the number of Noble common shares, rounded down to the nearest whole share, equal to the quotient of (i) the product of (A) the number of CWEI common shares subject to the CWEI option, multiplied by (B) the amount, if any, by which the per share closing trading price of CWEI common shares on the business day immediately before the effective time exceeds the exercise price per CWEI common share otherwise purchasable pursuant to the CWEI option immediately prior to the effective time, divided by (ii) the average of the closing sale prices of a Noble common share as reported on the NYSE for the ten consecutive full trading days, ending at the close of trading on the full trading day immediately preceding the date on which the effective time occurs. If such calculation results in zero or a negative number, the applicable CWEI option shall be forfeited for no consideration.

Restricted Shares. In connection with the merger, the CWEI restricted shares outstanding immediately prior to the effective time will be converted into a number of restricted Noble common shares equal to the number of CWEI restricted shares multiplied by the share-election exchange ratio of 3.7222, rounded up to the nearest whole share, and subject to the same vesting, repurchase and other restrictions as the CWEI restricted shares.

Restrictions on Sales of Noble Common Shares Received in the Merger

All Noble common shares received by CWEI stockholders in the merger will be freely tradable for purposes of the Securities Act and the Exchange Act, except for Noble common shares received by any CWEI stockholder who becomes an “affiliate” of Noble after completion of the merger (such as CWEI executive officers who become executive officers of Noble after the merger). This proxy statement/prospectus does not cover resales of Noble common shares received by any person upon completion of the merger, and no person is authorized to make any use of this proxy statement/prospectus in connection with any resale.

Appraisal Rights

CWEI

Under Delaware law, CWEI stockholders have the right to demand appraisal of their CWEI common shares in connection with the merger and to receive payment in cash for the fair value of their CWEI common shares as determined by the Delaware Court of Chancery, together with interest, if any, as determined by the court, in lieu of the consideration CWEI stockholders would otherwise be entitled to pursuant to the merger agreement. These rights are known as appraisal rights. CWEI stockholders electing to exercise appraisal rights must comply with the provisions of Section 262 of the DGCL in order to perfect their rights. CWEI will require strict compliance with the statutory procedures.

The following is intended as a brief summary of the material provisions of the Delaware statutory procedures required to be followed by a CWEI stockholder in order to perfect appraisal rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Section 262 of the DGCL, the full text of which appears in Annex C to this joint proxy statement/prospectus. Failure to precisely follow any of the statutory procedures set forth in Section 262 of the DGCL may result in a termination or waiver of appraisal rights. All references in this summary to a “stockholder” are to the record holder of CWEI common shares unless otherwise indicated.

Section 262 requires that stockholders for whom appraisal rights are available be notified not less than 20 days before the stockholders’ meeting to vote on the merger that appraisal rights will be available. A copy of Section 262 must be included with such notice. This joint proxy statement/prospectus constitutes notice to CWEI stockholders of the availability of appraisal rights in connection with the merger in compliance with the requirements of Section 262. If a CWEI stockholder wishes to consider exercising appraisal rights, such stockholder should carefully review the text of Section 262 contained in Annex C to this joint proxy statement/prospectus because failure to timely and properly comply with the requirements of Section 262 will result in the loss of appraisal rights under Delaware law.

If you elect to demand appraisal of your CWEI common shares, you must satisfy each of the following conditions:

•	You must deliver to CWEI a written demand for appraisal of your CWEI common shares before the vote with respect to the merger is taken. This written demand for appraisal must be in addition to and separate from any proxy or vote abstaining from or voting against the approval of the merger proposal. Voting against or failing to vote for the approval of the merger proposal by itself does not constitute a demand for appraisal within the meaning of Section 262.
•	You must not vote in favor of, or consent in writing to, the approval of the merger proposal. A vote in favor of the approval of the merger proposal, by proxy or in person, will constitute a waiver of your appraisal rights in respect of the shares so voted and will nullify any previously filed written demands for appraisal. A proxy which does not contain voting instructions will, unless revoked, be voted in favor of the approval of the merger proposal. Therefore, a CWEI stockholder who votes by proxy and who wishes to exercise appraisal rights must vote against the merger proposal or abstain from voting on the merger proposal.
•	You must continue to hold your CWEI common shares through the effective date of the merger. Therefore, a CWEI stockholder who is the record holder of CWEI common shares on the date the written demand for appraisal is made but who thereafter transfers the shares prior to the effective date of the merger will lose any right to appraisal with respect to such shares.

If you fail to comply with any of these conditions and the merger is completed, you will be entitled to receive the merger consideration, but you will have no appraisal rights with respect to your CWEI common shares.

All demands for appraisal should be addressed to Clayton Williams Energy, Inc., 6 Desta Drive, Suite 6500, Midland, TX 79705, Attention: Secretary, and must be delivered before the vote on the merger agreement is taken at the CWEI special meeting and should be executed by, or on behalf of, the record holder of the CWEI common shares. The demand must reasonably inform CWEI of the identity of the stockholder and the intention of the stockholder to demand appraisal of his, her, her or its shares.

To be effective, a demand for appraisal by a holder of CWEI common shares must be made by, or in the name of, such registered stockholder, fully and correctly, as the stockholder’s name appears on his, her or its stock certificate(s). Beneficial owners who do not also hold the shares of record may not directly make appraisal demands to CWEI. The beneficial holder must, in such cases, have the registered owner, such as a broker, bank or other nominee, submit the required demand in respect of those shares. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made by or for the fiduciary; and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a CWEI stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker or bank who holds shares as a nominee for others, may exercise his or her right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares as to which appraisal is sought. Where no number of shares is expressly mentioned, the demand will be presumed to cover all CWEI common shares held in the name of the record owner.

If a CWEI stockholder holds CWEI common shares in a brokerage account or in other nominee form and wishes to exercise appraisal rights, such stockholder should consult with his, her or its broker, bank or the other nominee to determine the appropriate procedures for the making of a demand for appraisal by the nominee.

Within 10 days after the effective time, NBL Permian, as the surviving company, must give written notice that the merger has become effective to each former CWEI stockholder who has properly filed a written demand for appraisal and who did not vote in favor of the merger proposal. Within 120 days after the effective date of the merger, any stockholder who has complied with Section 262 will, upon written request to NBL Permian as the surviving company, be entitled to receive a written statement setting forth the aggregate number of CWEI common shares not voted in favor of the merger proposal and with respect to which demands for appraisal rights have been received and the aggregate number of holders of such shares. A person who is the beneficial owner of CWEI common shares held of record in a voting trust or by a nominee on behalf of such person may, in such person’s own name, request from the surviving corporation the statement described in the previous sentence. Such written statement will be mailed to the requesting CWEI stockholder within 10 days after such written request is received by the surviving company or within 10 days after expiration of the period for delivery of demands for appraisal, whichever is later.

Within 120 days after the effective time, either the surviving company or any CWEI stockholder who has complied with the requirements of Section 262 and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the CWEI common shares held by all CWEI stockholders entitled to appraisal. A person who is the beneficial owner of CWEI common shares held of record in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file the petition described in the previous sentence. Upon the filing of the petition by a CWEI stockholder, service of a copy of such petition shall be made upon NBL Permian, as the surviving company. There is no present intent on the part of NBL Permian to file an appraisal petition, and CWEI stockholders seeking to exercise appraisal rights should not assume that NBL Permian will file such a petition or that NBL Permian will initiate any negotiations with respect to the fair value of such shares. Accordingly, the failure of a CWEI stockholder to file such a petition within the period specified could nullify the CWEI stockholder’s previously written demand for appraisal, and CWEI stockholders who desire to have their CWEI common shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262.

If a petition for appraisal is duly filed by a CWEI stockholder and a copy of the petition is delivered to the surviving company, the surviving company will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Delaware Court of Chancery with a duly verified list containing the names and addresses of all CWEI stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached by the surviving company. After notice to dissenting stockholders who demanded appraisal of their shares, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition, and to determine those CWEI stockholders who have complied with Section 262 and who have become entitled to the appraisal rights provided thereby. The Delaware Court of Chancery may require the CWEI stockholders who have demanded appraisal for their CWEI common shares to submit their stock certificates, if any, to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any CWEI stockholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

After determination of the CWEI stockholders entitled to appraisal of their CWEI common shares, the Delaware Court of Chancery will appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, NBL Permian may pay to each CWEI stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court of Chancery, and (ii) interest theretofore accrued, unless paid at that time. When the value is determined, the Delaware Court of Chancery will direct the payment of such value, with interest thereon accrued during the pendency of the proceeding, if the Delaware Court of Chancery so determines, to the CWEI stockholders entitled to receive the same, upon surrender by such holders of such stock certificates or book-entry shares.

In determining fair value, and, if applicable, interest, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

CWEI stockholders should be aware that the fair value of CWEI common shares as determined under Section 262 could be more than, the same as, or less than the value that such CWEI stockholder is entitled to receive under the terms of the merger agreement.

Costs of the appraisal proceeding may be imposed upon the surviving company and the CWEI stockholders participating in the appraisal proceeding by the Delaware Court of Chancery as the Court deems equitable in the circumstances. Upon the application of a CWEI stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any CWEI stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Any CWEI stockholder who has demanded appraisal rights will not, after the effective time, be entitled to vote shares subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares, other than with respect to payment as of a record date prior to the effective time; however, if no petition for appraisal is filed within 120 days after the effective time, or if the CWEI stockholder delivers a written withdrawal of such stockholder’s demand for appraisal and an acceptance of the terms of the merger within 60 days after the effective time, then the right of that CWEI stockholder to appraisal will cease and that CWEI stockholder will be entitled to receive $34.75 in cash (subject to applicable withholding tax), without interest, and 2.7874 Noble common shares for each CWEI common share pursuant to the merger agreement. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any CWEI stockholder without the prior approval of the Court, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just; provided, however, that any CWEI stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw its demand for appraisal within 60 days after the effective date of the merger and to accept the consideration that such holder would have received pursuant to the merger agreement.

Notwithstanding the above, the Court shall dismiss the appraisal proceedings as to all holders of shares who are otherwise entitled to appraisal rights unless (i) the total number of shares entitled to appraisal exceeds 1% of the outstanding CWEI common shares eligible for appraisal, or (ii) the value of the consideration otherwise payable under the merger agreement in respect of such total number of shares entitled to appraisal exceeds $1 million.

In view of the complexity of Section 262, CWEI stockholders who may wish to dissent from the merger and pursue appraisal rights should consult their legal advisors.

Noble

The holders of Noble common shares are not entitled to appraisal rights in connection with the merger under Delaware law.

NYSE Listing of Noble Common Stock; Delisting and Deregistration of CWEI Common Stock

Before completion of the merger, Noble has agreed to use all commercially reasonable to cause the Noble common shares to be issued in the merger and reserved for issuance under any equity awards to be approved for listing on the NYSE. The listing of the Noble common shares is also a condition to completion of the merger. If the merger is completed, CWEI common shares will cease to be listed on NYSE and will be deregistered under the Exchange Act.

U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of the U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of CWEI common shares that exchange their CWEI common shares for Noble common shares and cash in the merger. The following discussion is based upon the Code, the U.S. Treasury regulations promulgated thereunder and judicial and administrative authorities, rulings and decisions, all as in effect as of the date of this proxy statement/prospectus. These authorities may change, possibly with retroactive effect, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion. This discussion assumes that the merger will be completed in accordance with the merger agreement and as further described in this proxy statement/prospectus. This discussion is not a complete description of all of the tax consequences of the merger and, in particular, does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, nor does it address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any U.S. federal laws other than those pertaining to the income tax.

The following discussion applies only to U.S. holders of CWEI common shares who hold such shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion does not purport to consider all aspects of U.S. federal income taxation that might be relevant to U.S. holders in light of their particular circumstances and does not apply to U.S. holders subject to special treatment under the U.S. federal income tax laws (such as, for example, dealers or brokers in securities, commodities or foreign currencies, traders in securities that elect to apply a mark-to-market method of accounting, banks and certain other financial institutions, insurance companies, mutual funds, tax-exempt organizations, holders subject to the alternative minimum tax provisions of the Code, partnerships, S corporations or other pass-through entities or investors in partnerships, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, former citizens or residents of the United States, U.S. expatriates, holders whose functional currency is not the U.S. dollar, holders who hold CWEI common shares as part of a hedge, straddle, constructive sale or conversion transaction or other integrated investment, holders who acquired CWEI common shares pursuant to the exercise of employee stock options, through a tax qualified retirement plan or otherwise as compensation, holders who exercise appraisal rights, or holders who actually or constructively own more than 5% of the CWEI common shares).

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of CWEI common shares that is for U.S. federal income tax purposes (1) an individual citizen or resident of the United States, (2) a corporation, or entity treated as a corporation for U.S. federal income tax purposes, organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes or (4) an estate, the income of which is includible in gross income for U.S. federal income tax purposes, regardless of its source.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds CWEI common shares, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Any entity treated as a partnership for U.S. federal income tax purposes that holds CWEI common shares, and any partners in such partnership, should consult their own independent tax advisors regarding the tax consequences of the merger to their specific circumstances.

Determining the actual tax consequences of the merger to you may be complex and will depend on your specific situation and on factors that are not within our control. You should consult your own independent tax advisor as to the specific tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, foreign and other tax laws and of changes in those laws.

Consequences of the Merger

Noble and CWEI intend for the merger and the second merger, considered together, to be treated as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. It is a condition to the obligation of Noble to complete the merger that Noble receive an opinion from its tax counsel, dated the closing date of the merger, to the effect that, on the basis of facts, representations, assumptions and exclusions set forth or referred to in such opinion, the merger and the second merger, considered together, will qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to the obligation of CWEI to complete the merger that CWEI receive an opinion from its tax counsel dated the closing date of the merger, to the effect that, on the basis of facts, representations, assumptions and exclusions set forth or referred to in such opinion, the merger and the second merger, considered together, will qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. In connection with the filing of this proxy statement/prospectus, Noble’s tax counsel and CWEI’s tax counsel have delivered opinions with respect to the foregoing matters. These opinions and the opinions required to be delivered at the closing of the merger are and will be based on representations, warranties and covenants contained in representation letters provided by Noble and CWEI and on customary factual assumptions, including the assumption tht the merger will be completed in the manner described in the merger agreement and this proxy statement/prospectus. Neither of the opinions described above will be binding on the Internal Revenue Service (which we refer to as the “IRS”) or any court. Noble and CWEI have not sought and will not seek any ruling from the IRS regarding any matters relating to the merger or the second merger, and as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below. In addition, if any of the representations, warranties, covenants or assumptions upon which those opinions are based are inconsistent with the actual facts, the U.S. federal income tax consequences of the merger and the second merger could be adversely affected. Assuming that, in accordance with the opinions described above, the merger and the second merger, considered together, qualify as a “reorganization” within the meaning of Section 368(a) of the Code, upon the exchange of CWEI common shares for Noble common shares and cash, the U.S. federal income tax consequences will be as follows:

•	Except as discussed below with respect to cash received in lieu of a fractional Noble common share, no gain or loss will be recognized by U.S. holders who exchange all of their CWEI common shares solely for Noble common shares.
•	Upon exchanging CWEI common shares for both Noble common shares and cash, U.S. holders will recognize gain (but not loss) in an amount equal to the lesser of: (i) the amount, if any, by which the sum of the cash and the fair market value of the Noble common shares received by such U.S. holder exceeds such U.S. holder’s adjusted tax basis in such U.S. holder’s CWEI common shares exchanged therefor and (ii) the amount of cash received by such U.S. holder (except with respect to cash received in lieu of a fractional Noble common share, as discussed below).
•	Such gain will be capital gain (except for gain treated as a dividend, as discussed below) and will be long-term capital gain if the U.S. holder’s holding period in their surrendered CWEI common shares exceeds one year at the effective time.
•	The aggregate tax basis of the Noble common shares received by a U.S. holder of CWEI common shares in the merger (including fractional Noble common shares deemed received and sold as described below) will be the same as the aggregate adjusted tax basis of such U.S. holder’s CWEI common shares exchanged therefore, decreased by the cash received (other than cash received in lieu of a fractional Noble common share) and increased by the amount of any gain recognized by the holder, other than with respect to cash received in lieu of a fractional Noble common share.
•	The holding period of the Noble common shares received in exchange for CWEI common shares will include the holding period of the CWEI common shares exchanged for such Noble common shares.

If you acquired different blocks of CWEI common shares at different times or at different prices, you should consult your own tax advisor regarding the manner in which cash and Noble common shares should be allocated among different blocks of CWEI common shares. Any recognized gain will generally be long-term capital gain if your holding period in the surrendered CWEI common shares exceeds one year at the effective time.

At the time a U.S. holder makes a cash election or stock election pursuant to the terms of the merger agreement, such U.S. holder will not know whether, and to what extent, the proration provisions of the merger agreement might alter the mix of merger consideration such U.S. holder will receive. As a result, the U.S. federal income tax consequences to such U.S. holder will not be ascertainable with certainty until such U.S. holder knows the precise amount of cash and Noble common shares that such U.S. holder will receive in the merger.

If you receive the entirety of your merger consideration in the form of cash pursuant to the cash-election consideration, you will generally recognize gain or loss equal to the difference between the amount of cash received and the basis in your CWEI common shares exchanged therefor. In addition, if you receive cash in lieu of a fractional Noble common share, you will be treated as having received such fractional Noble common share pursuant to the merger and then as having sold such fractional Noble common share for cash. As a result, you generally will recognize gain or loss equal to the difference between the amount of cash received for such fractional Noble common share and your basis in such fractional Noble common share as set forth above. The gain or loss recognized by U.S. holders described in this paragraph will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the U.S. holder’s holding period for the relevant CWEI common shares is greater than one year. Long-term capital gains of individuals are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Under certain circumstances, cash received by a U.S. holder that is also the beneficial owner of Noble common shares may be treated as a dividend for U.S. federal income tax purposes. In general, the determination of whether any gain recognized will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether and to what extent the exchange reduces the U.S. holder’s deemed percentage stock ownership of Noble (as calculated for U.S. federal income tax purposes). In general, such treatment generally will not apply to a stockholder in a publicly held corporation, such as Noble, whose relative stock interest is minimal and who exercises no control with respect to corporate affairs. These rules are complex and depend upon the specific factual circumstances particular to each U.S. holder. Consequently, each U.S. holder that may be subject to these rules should consult its tax advisor as to the application of these rules to its particular facts.

Information Reporting and Backup Withholding

U.S. holders may be subject to information reporting and backup withholding on any cash payments they receive in the merger. A U.S. holder generally will not be subject to backup withholding, however, if such holder (1) timely furnishes its correct taxpayer identification number, certifies that such holder is not subject to backup withholding on IRS Form W-9 or successor form included in the letter of transmittal and otherwise complies with all applicable requirements of the backup withholding rules; or (2) provides proof that such holder is otherwise exempt from backup withholding. Any amounts withheld under the backup withholding rules are not additional tax and will generally be allowed as a refund or credit against a U.S. holder’s U.S. federal income tax liability, provided such holder timely furnishes the required information to the IRS.

This discussion of certain material U.S. federal income tax consequences is not intended to be, and should not be construed as, tax advice. Holders of CWEI common shares are urged to consult their independent tax advisors with respect to the application of U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the U.S. federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

THE MERGER AGREEMENT

This section of this proxy statement/prospectus describes the material provisions of the merger agreement, but does not describe all of the terms of the merger agreement and may not contain all of the information about the merger agreement that is important to you. The following summary is qualified by reference to the complete text of the merger agreement, which is attached as Annex A to this proxy statement/prospectus and incorporated by reference herein. You are urged to read the full text of the merger agreement because it is the legal document that governs the merger.

The merger agreement and this summary of its terms have been included to provide you with information regarding the terms of the merger agreement. Factual disclosures about Noble, CWEI or any of their respective subsidiaries or affiliates contained in this proxy statement/prospectus or their respective public reports filed with the SEC may supplement, update or modify the factual disclosures contained in the merger agreement and described in this summary. The representations, warranties, and covenants contained in the merger agreement were made only for purposes of the merger agreement, as of a specific date. These representations were made solely for the benefit of the parties to the merger agreement and may be subject to important qualifications and limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purpose of allocating risk between parties to the merger agreement rather than the purpose of establishing these matters as facts, and may apply standards of materiality in ways that are different from those generally applicable to reports filed with the SEC or from what may be viewed as material by investors. These representations do not survive completion of the merger. For the foregoing reasons, one should not read these representations or any description thereof as characterizations of the actual state of facts or condition of Noble or CWEI, which are disclosed in the other information provided elsewhere in this proxy statement/prospectus or incorporated by reference herein.

Terms of the Merger

The merger agreement provides that, upon the terms and subject to the conditions of the merger agreement, and in accordance with the DGCL and the DLLCA, (i) at the effective time, Merger Sub will merge with and into CWEI in the merger, with CWEI continuing as the surviving corporation and an indirect, wholly owned subsidiary of Noble, and (ii) after completion of the merger, but as part of the same plan as the merger, CWEI, as the surviving corporation in the merger, will merge with and into its parent, NBL Permian, in the second merger, with NBL Permian continuing as the surviving company and an indirect, wholly owned subsidiary of Noble.

At the completion of the merger, each CWEI common share issued and outstanding immediately prior to the effective time (other than CWEI common shares held in treasury and CWEI common shares held by stockholders who properly comply in all respects with the provisions of Section 262 of the DGCL as to appraisal rights) and each unexercised CWEI warrant issued and outstanding as of the effective time, will be cancelled and extinguished and automatically converted into the right to receive, at the election of the stockholder or warrant holder, as applicable, but subject to proration as described below, one of the following forms of consideration:

•	for each CWEI common share with respect to which a share election has been validly made and not revoked (each, a “share-election share”), 3.7222 Noble common shares, and for each CWEI warrant with respect to which a share election has been validly made and not revoked (each, a “share-election warrant”), the share-election consideration in respect of the number of warrant notional common shares (the number of CWEI common shares that would be issued upon a cashless exercise of such CWEI warrant immediately prior to the effective time) represented by such warrant, in each case, which Noble common shares will be duly authorized and validly issued in accordance with applicable laws and Noble’s charter;
•	for each CWEI common share with respect to which a mixed election has been validly made and not revoked (each, a “mixed-election share”), (A) cash in an amount (subject to applicable withholding tax) equal to $34.75 and (B) 2.7874 Noble common shares, and for each CWEI warrant with respect to which a mixed election has been validly made and not revoked (each, a “mixed-election warrant”), the mixed-election consideration in respect of the number of warrant notional common shares represented by such warrant, in each case, which Noble common shares will be duly authorized and validly issued in accordance with applicable laws and Noble’s charter;

•	for each CWEI common share with respect to which a cash election has been validly made and not revoked (each, a “cash-election share”), cash in an amount (subject to applicable withholding tax) equal to $138.39, and for each CWEI warrant with respect to which a cash election has been validly made and not revoked (each, a “cash-election warrant”), the cash-election consideration in respect of the number of warrant notional common shares represented by such warrant; and
•	for each CWEI common share (each, a “non-election share”) or CWEI warrant (each, a “non-election warrant”), as applicable, for which a merger consideration election has not been validly made and not revoked, such merger consideration as is determined in accordance with the proration provisions of the merger agreement (see “—Proration Procedures” beginning on page 60 for further information).

The merger consideration is subject to proration so that the aggregate merger consideration paid in respect of all CWEI common shares and CWEI warrants consists of 75% Noble common shares and 25% cash, based on the closing sale price for the Noble common shares on January 12, 2017. The merger consideration will also be adjusted appropriately to fully reflect the effect of any subdivisions, reclassifications, splits, share distributions, combinations or exchanges of CWEI common shares or Noble common shares. Any CWEI common shares owned directly or indirectly by CWEI or any of its wholly owned subsidiaries or by Noble or any of its wholly owned subsidiaries as of immediately prior to the completion of the merger (other than those held in a fiduciary capacity) will be cancelled and will receive no consideration.

Noble will not issue fractional Noble common shares in the merger. Each holder of CWEI common shares who would otherwise be entitled to receive fractional Noble common shares in the merger will, instead, be entitled to a cash payment (without interest rounded up to the nearest whole cent) in lieu of such fractional Noble common shares equal to the product of (i) the average of the closing sale prices of Noble common shares as reported on the New York Stock Exchange for the ten (10) consecutive full trading days (in which such Noble common shares are traded on the New York Stock Exchange), ending at the close of trading on the full trading day immediately prior to the day on which the merger is completed, multiplied by (ii) the fraction of a Noble common Share that the holder would otherwise have been entitled to receive in the merger. As soon as practicable after the determination of the amount of cash, if any, to be paid to CWEI stockholders in lieu of any fractional Noble common shares, the exchange agent will forward payments of such amounts to such CWEI stockholders without interest.

Noble, CWEI, Merger Sub, NBL Permian and the exchange agent are entitled to deduct and withhold from any amount payable pursuant to the merger agreement to any holder of CWEI common shares, CWEI warrants, CWEI options or CWEI restricted shares such amounts or securities as Noble, CWEI, Merger Sub, NBL Permian or the exchange agent reasonably deems to be required to deduct and withhold under the Code or any provision of state, local or foreign tax law, with respect to the making of such payment or issuance.

Noble has agreed to cause the exchange agent to invest the cash in the trust held by the exchange agent as directed by Noble on a daily basis, in Noble’s sole discretion. Further, any portion of the trust held by the exchange agent that remains undistributed to the CWEI stockholders after 180 days following the date on which the effective time occurs will be delivered to Noble, and after such delivery, any former CWEI stockholders, CWEI warrant holders or holders of CWEI preferred shares who have not complied with the steps described below under “—Exchange and Payment Procedures” will thereafter look only to Noble for the merger consideration, any cash in lieu of fractional Noble common shares, or any distributions with respect to Noble common shares, in each case, without any interest thereon.

Exchange and Payment Procedures

Prior to the completion of the merger, Noble will appoint an exchange agent for the purpose of receiving elections and exchanging CWEI common shares and warrants for the merger consideration. Promptly after the completion of the merger, Noble will deposit with the exchange agent sufficient cash and Noble common shares to be exchanged as the merger consideration in accordance with the merger agreement. Such cash and Noble common shares are referred to as the “exchange fund.”

At the time of mailing of this proxy statement/prospectus each record holder of CWEI common shares is also separately being sent an election form. The election form contains instructions for making a selection of merger consideration and for surrendering your CWEI common shares in exchange for the merger consideration. The exchange agent must receive your properly completed and signed election form and your stock certificates or book-entry shares, or an appropriate and customary guarantee of delivery thereof, and any additional documents specified in the election form, by no later than the election deadline in order for your choice as to the form of merger consideration to be considered with those timely made by the other CWEI stockholders and CWEI warrant holders. Noble and CWEI currently anticipate that the “election deadline” will be 5:00 p.m. Central time on April 24, 2017. Noble and CWEI will issue a joint press release announcing the anticipated date of the election deadline not more than 15 business days before, and at least five business days prior to, the anticipated date of the election deadline. Noble and CWEI will also issue a joint press release if the election deadline changes. See “—Election Procedures” below.

Promptly after the completion of the merger, the exchange agent will mail a letter of transmittal to each holder of CWEI common shares or CWEI warrants who has not surrendered all of its CWEI common shares or CWEI warrants, as applicable, prior to the election deadline pursuant to a properly completed and signed election form. The letter of transmittal will contain instructions for use in effecting the surrender of CWEI common shares (including any stock certificates, if shares are held in certificated form) or CWEI warrants in exchange for the merger consideration and cash in lieu of any fractional Noble common shares and distributions. When you surrender your CWEI common shares (including any stock certificates, if you hold shares in certificated form) or CWEI warrants for cancellation after the election deadline (other than pursuant to the guaranteed delivery procedures set forth in the election form), together with the letter of transmittal and any other required documents (including in respect of book-entry shares), you will be entitled to receive the merger consideration, but you will not be entitled to make an election with respect to the form of merger consideration you wish to receive. The form of merger consideration you receive may be in the form of Noble common shares and/or a check for cash that you have the right to receive in lieu of any fractional Noble common shares, in respect of any cash distributions on Noble common shares, or subject to proration of the merger consideration as described in “—Proration Procedures” beginning on page 60.

Holders of CWEI common shares and CWEI warrants will not receive physical stock certificates for the Noble common shares they are entitled to receive in the merger. Rather, they will receive statements indicating book-entry ownership of Noble common shares.

CWEI STOCKHOLDERS SHOULD NOT SEND IN ANY STOCK CERTIFICATES WITH THE ENCLOSED PROXY. THE ELECTION FORM CONTAINS, AND THE LETTER OF TRANSMITTAL WILL CONTAIN, INSTRUCTIONS FOR SURRENDERING YOUR CWEI COMMON SHARES TO THE EXCHANGE AGENT IN EXCHANGE FOR THE MERGER CONSIDERATION.

If you hold CWEI stock certificates, you will not be entitled to receive any dividends or other distributions on Noble common shares until the merger is completed and you have surrendered your CWEI stock certificates, if any, together with a validly completed letter of transmittal and any other required documents, in exchange for Noble common shares. If Noble effects any dividend or other distribution on Noble common shares with a record date occurring after the time the merger is completed and a payment date before the date you surrender your CWEI stock certificates, if any, you will receive the dividend or distribution, without interest, with respect to the whole Noble common shares issued to you after you surrender your CWEI stock certificates, if any, together with a validly completed letter of transmittal and any other required documents, and the Noble common shares are issued in exchange. If Noble effects any dividend or other distribution on Noble common shares with a record date after the time the merger is completed and a payment date after the date you surrender your CWEI stock certificates, you will receive the dividend or distribution, without interest, on that payment date with respect to the whole Noble common shares issued to you. The exchange agent may deduct and withhold amounts required under federal, state or local tax law.

Election Procedures

Each holder of record of a CWEI common share or CWEI warrant issued and outstanding immediately prior to the election deadline (referred to as a “company holder”) shall have the right, subject to the limitations set forth in the merger agreement, to submit an election on or prior to the election deadline in accordance with the following procedures:

•	At the time of mailing of this proxy statement/prospectus, each company holder is also separately being sent an election form, so as to permit the company holders to exercise their right to make an election as to merger consideration prior to the election deadline. The exchange agent will make available one or more election forms as may reasonably be requested from time to time by all persons who become holders of record of CWEI common shares or CWEI warrants during the period following the record date for the CWEI special meeting and prior to the election deadline.

•	Each company holder may specify on the election form in accordance with the provisions of the merger agreement and the instructions on such form, (i) the number of CWEI common shares with respect to which such company holder desires to make a share election, (ii) the number of CWEI common shares with respect to which such company holder desires to make a mixed election, (iii) the number of CWEI common shares with respect to which such company holder desires to make a cash election and (iv) with respect to each CWEI warrant held by such company holder, whether such company holder desires to make a share election, a mixed election or a cash election with respect to such CWEI warrant. Any holder of CWEI common shares who makes an election shall be required to waive all appraisal rights in connection with the CWEI common shares subject to such election.
•	Any election will have been made properly only if the exchange agent shall have received, prior to the election deadline, a properly completed and signed election form and certificates for (or affidavits of loss in lieu of the certificates), duly endorsed in blank or otherwise in form acceptable for transfer on the books of CWEI, or book-entry delivery of, the CWEI common shares or the CWEI warrants to which such election form relates, or an appropriate and customary guarantee of delivery thereof from a firm that is an eligible guarantor institution (as defined in Rule 17Ad-15 under the Exchange Act) as set forth in such election form, provided that such certificates, book-entry shares or warrants are in fact delivered to the exchange agent by the time required in such guarantee of delivery, and any additional documents specified in election form. Failure to deliver CWEI common shares or CWEI warrants, as applicable, covered by such guarantee of delivery within the time set forth on such notice will be deemed to invalidate any otherwise properly made election, unless otherwise determined by Noble, in its sole and absolute discretion.
•	Any company holder may, at any time prior to the election deadline, change such election by written notice received by the exchange agent prior to the election deadline accompanied by a properly completed and signed revised election form. Any company holder may, at any time prior to the election deadline, revoke such election by written withdrawal prior to the election deadline of such company holder’s stock certificates or warrants, as applicable, or of the guarantee of delivery of such certificates or warrants, or any documents in respect of CWEI common shares in book-entry form, previously deposited with the exchange agent. After an election is validly made with respect to any CWEI common shares or CWEI warrants, any subsequent transfer of such CWEI common shares or CWEI warrants will automatically revoke such election. All elections will be automatically deemed revoked upon receipt by the exchange agent of written notification from CWEI that the merger agreement has been terminated in accordance with its terms.
•	The exchange agent will have reasonable discretion to determine if any election is not properly made with respect to any CWEI common shares or CWEI warrants (none of the parties to the merger agreement or the exchange agent being under any duty to notify any company holder of any such defect). In the event the exchange agent makes such a determination, such election will be deemed to be not in effect, and the CWEI common shares or CWEI warrants covered by such election will be deemed to be non-election shares or non-election warrants, as applicable, unless a proper election is thereafter timely made with respect to such CWEI common shares or CWEI warrants. In the event that any CWEI warrant in respect of which an election shall have been made is subsequently exercised, such election will automatically be deemed to have been withdrawn as to such warrant.
•	Noble, in the exercise of its reasonable discretion, will have the right to make all determinations, not inconsistent with the terms of the merger agreement, governing the manner and extent to which elections are to be taken into account in making the determinations with respect to proration.

Noble and CWEI currently anticipate that the “election deadline” will be 5:00 p.m. Central time on April 24, 2017. Noble and CWEI will issue a joint press release announcing the anticipated date of the election deadline not more than 15 business days before, and at least five business days prior to, the anticipated date of the election deadline. Noble and CWEI will also issue a joint press release if the election deadline changes. Any CWEI common shares or CWEI warrants for which the exchange agent has not received a properly completed and signed election form and related stock certificates, book-entry shares or warrants, or an appropriate and customary guarantee of delivery thereof, and any additional documents specified in the election form, prior to the election deadline (other than any CWEI common shares that constitute dissenting shares as of such time) will be deemed to be non-election shares or non-election warrants.

Proration Procedures

As promptly as practicable after the completion of the merger, Noble will cause the exchange agent to effect the allocation of merger consideration among the holders of CWEI common shares and CWEI warrants. The ability to elect to receive cash or Noble common shares in exchange for CWEI common shares or CWEI warrants in the merger is subject to proration procedures set forth in the merger agreement. Notwithstanding any elections made by holders of CWEI common shares and CWEI warrants, these procedures are designed to ensure that, as nearly as practicable, the aggregate merger consideration paid in respect of all CWEI common shares and CWEI warrants consists of 25% cash and 75% Noble common shares, based on the closing sale price for the Noble common shares on January 12, 2017. The ability to receive the merger consideration of your choice will depend on the elections of other CWEI stockholders and CWEI warrant holders. You may not receive the form of merger consideration that you elect in the merger, and you may instead receive a pro-rata amount of cash, Noble common shares or both.

The greater the oversubscription of the share-election consideration, if any, the fewer Noble common shares and more cash a holder of CWEI common shares or CWEI warrants making the share election will receive. Reciprocally, the greater the oversubscription of the cash-election consideration, if any, the less cash and more Noble common shares a holder of CWEI common shares or CWEI warrants making the cash election will receive. The proration of the merger consideration payable to CWEI stockholder and CWEI warrant holders in the merger will not be known until Noble tallies the results of the elections made by CWEI stockholders and CWEI warrant holders, which will not occur until near or after the closing of the merger.

Cash Conversion Number

The aggregate cash consideration will be approximately $665 million. The merger agreement sets forth the formula to calculate the aggregate number of CWEI common shares and warrant notional common shares to be converted into the right to receive the cash-election consideration (the “cash conversion number”).

The “cash conversion number” will be equal to the quotient of (i)(A) the cash component (as calculated below), minus (B) the product of (x) the sum of the number of mixed-election shares plus the number of warrant notional common shares represented by mixed-election warrants, multiplied by (y) $34.75, divided by (ii) $138.39.

The “cash component” will be equal to the difference of (i)(A) the sum of the number of CWEI common shares issued and outstanding immediately prior to the completion of the merger (excluding treasury shares) plus the number of warrant notional common shares represented by CWEI warrants outstanding and unexercised immediately prior to the completion of the merger, multiplied by (B) $34.75, minus (ii) the product of (x) the number of dissenting shares, multiplied by (y) $138.39.

No Proration Adjustment if Neither Cash election consideration nor Share election consideration is Oversubscribed

Notwithstanding the proration provisions in the merger agreement, a holder of CWEI common shares or CWEI warrants may receive the merger consideration they elect if neither the cash-election consideration nor share-election consideration are oversubscribed, which will occur if the sum of cash-election shares and warrant notional common shares represented by cash-election warrants (together, the “total cash election number”) equals the cash conversion number.

Proration Adjustment if Cash election consideration is Oversubscribed

Share election consideration may be issued to holders of CWEI common shares or CWEI warrants who make cash elections if the cash-election consideration is oversubscribed, which will occur if the total number of cash-election shares and warrant notional common shares represented by each cash-election warrant exceeds the cash conversion number. If the cash-election consideration is oversubscribed, then:

(a)	all share-election shares, share-election warrants, non-election shares and non-election warrants will be converted into the right to receive the share-election consideration;
(b)	all mixed-election shares and mixed-election warrants will be converted into the right to receive the mixed-election consideration;
(c)	all cash-election shares held by each holder will be converted into the right to receive (i) the cash-election consideration in respect of the number of shares equal to the product of (A) the number of cash-election shares held by such holder, multiplied by (B)(x) the cash conversion number, divided by (y) the total cash election number (with the exchange agent to determine whether fractions of cash-election shares shall be rounded up or down) and (ii) the share-election consideration in respect of such holder’s remaining number of cash-election shares; and
(d)	each cash-election warrant will be converted into the right to receive (i) the cash-election consideration in respect of the number of warrant notional common shares equal to the product of (A) the number of warrant notional common shares represented by such cash-election warrant, multiplied by (B)(x) the cash conversion number, divided by (y) the total cash election number (with the exchange agent to determine whether fractions of warrant notional common shares shall be rounded up or down) and (ii) the share-election consideration in respect of the remaining warrant notional common shares represented by such cash-election warrant.

Proration Adjustment if Cash election consideration is Undersubscribed

Cash election consideration may be issued to holders of CWEI common shares or CWEI warrants who make share elections if the cash-election consideration is undersubscribed, which will occur if the total number of cash-election shares and warrant notional common shares represented by each cash-election warrant is less than the cash conversion number (the amount by which the cash conversion number exceeds the total cash election number being referred to herein as the “shortfall number”). If the cash-election consideration is undersubscribed, then:

(a)	all cash-election shares and cash-election warrants will be converted into the right to receive the cash-election consideration;
(b)	all mixed-election shares and mixed-election warrants will be converted into the right to receive the mixed-election consideration; and
(c)	the share-election shares, share-election warrants, no-election shares and no-election warrants will be treated in the following manner:
(i)	if the shortfall number is less than or equal to the sum of the number of non-election shares plus the number of warrant notional common shares represented by non-election warrants (such sum, the “aggregate non-election number”):
(A)	all share-election shares and share-election warrants shall be converted into the right to receive the share-election consideration;
(B)	the non-election shares of each holder thereof shall be converted into the right to receive the cash-election consideration in respect of that number of non-election shares equal to the product of (x) the number of non-election shares held by such holder, multiplied by (y) a fraction, the numerator of which is the shortfall number and the denominator of which is the aggregate non-election number (with the exchange agent to determine whether fractions of non-election shares shall be rounded up or down), with the remaining number of such holder’s non-election shares being converted into the right to receive the share-election consideration; and

(C)	each non-election warrant shall be converted into the right to receive:
(x)	the cash-election consideration in respect of that portion of the warrant notional common shares represented by such warrant equal to the product of (I) the total number of warrant notional common shares represented by such non-election warrant, multiplied by (II) a fraction, the numerator of which is the shortfall number and the denominator of which is the aggregate non-election number (with the exchange agent to determine whether fractions of warrant notional common shares shall be rounded up or down); and
(y)	the share-election consideration with respect to the remaining portion of warrant notional common shares represented by such non-election warrant.
(ii)	if the shortfall number exceeds the aggregate non-election number:
(A)	all non-election shares and non-election warrants shall be converted into the right to receive the cash-election consideration;
(B)	the share-election shares of each holder thereof shall be converted into the right to receive the cash-election consideration in respect of that number of share-election shares equal to the product obtained of (x) the number of share-election shares held by such holder, multiplied by (y) a fraction, the numerator of which is the amount by which the shortfall number exceeds the aggregate non-election number, and the denominator of which is the sum of the number of share-election shares plus warrant notional common shares represented by share-election warrants (with the exchange agent to determine whether fractions of share-election shares shall be rounded up or down), with the remaining number of such holder’s share-election shares being converted into the right to receive the share-election consideration; and
(C)	each share-election warrant will be converted into the right to receive:
(x)	the cash-election consideration in respect of that portion of the warrant notional common shares represented by such warrant equal to the product of (I) the total number of warrant notional common shares represented by such share-election warrant, multiplied by (II) a fraction, the numerator of which is the amount by which the shortfall number exceeds the aggregate non-election number, and the denominator of which is the sum of the number of share-election shares and warrant notional common shares represented by the share-election warrants (with the exchange agent to determine whether fractions of warrant notional common shares shall be rounded up or down); and
(y)	the share-election consideration with respect to the remaining portion of warrant notional common shares represented by such share-election warrant.

Treatment of CWEI Equity Awards

Stock Options. In connection with the merger, each CWEI option that is outstanding immediately prior to the effective time will vest and be exchanged for the number of Noble common shares, rounded down to the nearest whole share, equal to the quotient of (i) the product of (A) the number of CWEI common shares subject to the CWEI option, multiplied by (B) the amount, if any, by which the per share closing trading price of CWEI common shares on the business day immediately before the effective time exceeds the exercise price per CWEI common share otherwise purchasable pursuant to the CWEI option immediately prior to the effective time, divided by (ii) the average of the closing sale prices of a Noble common share as reported on the NYSE for the ten consecutive full trading days, ending at the close of trading on the full trading day immediately preceding the date on which the effective time occurs. If such calculation results in zero or a negative number, the applicable CWEI option shall be forfeited for no consideration.

Restricted Shares. In connection with the merger, the CWEI restricted shares outstanding immediately prior to the effective time will be converted into a number of restricted Noble common shares equal to the number of CWEI restricted shares multiplied by the share-election exchange ratio of 3.7222, rounded up to the nearest whole share, and subject to the same vesting, repurchase and other restrictions as the CWEI restricted shares.

Completion of the Merger

Unless Noble and CWEI agree otherwise to another date, completion of the merger will occur on (a) the later of (i) April 8, 2017 and (ii) the third business day after satisfaction or waiver of all the conditions described under “—Conditions to Completion of the Merger” below. The merger will be effective at the time the certificate of merger is filed with the Secretary of State of the State of Delaware or at such later time as may be specified therein.

Conditions to Completion of the Merger

Each party’s obligation to consummate the merger is conditioned upon the satisfaction (or waiver by such party) at or prior to the closing of the merger of each of the following:

•	approval of the merger proposal by vote of the holders of a majority of outstanding CWEI common shares;
•	termination or expiration of any waiting period (and any extension thereof) applicable to the merger under the HSR Act;
•	absence of any law, order, judgment or injunction prohibiting consummation of the merger;
•	effectiveness of the registration statement of which this proxy statement/prospectus is a part under the Securities Act and no stop order suspending the effectiveness of the registration statement having been issued and no proceedings for that purpose having been initiated or threatened by the SEC;
•	approval of the new Noble common shares deliverable to the holders of CWEI common shares for listing on the NYSE, subject to official notice of issuance;
•	(i) the truth and correctness of the representations and warranties of the other party with respect to certain fundamental matters (organization, general authority and standing, certain capitalization matters, required power and authority, and board approval) as of the date of the merger agreement and as of the closing of the merger, as if made as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), (ii) with respect to Noble, the truth and correctness of certain representations and warranties of CWEI with respect to capitalization as of the date of the merger agreement and as of the closing date, except for any de minimis inaccuracies, and (iii) the truth and correctness of all other representations and warranties of the other party as of the date of the merger agreement and as of the closing of the merger, as if made as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure to be so true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect” set forth in any individual such representation or warranty) would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the other party;
•	performance of and compliance with, in all material respects, each and all of the agreements and covenants of the other party required to be performed and complied with by such other party pursuant to the merger agreement;
•	receipt of a certificate signed by the chief executive officer of the other party, dated as of the closing date, certifying that the two preceding conditions have been satisfied; and
•	receipt of a legal opinion of counsel to the effect that, on the basis of facts, representations, assumptions, and exclusions set forth or referred to in such opinion, the merger and the second merger, considered together, will qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code.

Representations and Warranties

Each of Noble and Merger Sub, on the one hand, and CWEI, on the other hand, has made representations and warranties with respect to itself and its subsidiaries regarding, among other things:

•	organization, standing and corporate power, charter documents, subsidiaries and permits, and other approvals necessary to operate the business as presently constituted;
•	capital structure;

•	corporate authority to enter into and perform the merger agreement, enforceability of the merger agreement, and approval of the merger agreement by each party’s board of directors;
•	absence of conflicts with or defaults under organizational documents, other contracts, and applicable laws;
•	no consents or approvals necessary;
•	SEC filings since January 1, 2015, including financial statements contained in the filings, internal controls, and compliance with the Sarbanes-Oxley Act of 2002;
•	establishment and maintenance of internal controls and procedures;
•	absence of undisclosed liabilities;
•	conduct of the business and absence of certain changes since September 30, 2016, except as contemplated by the merger agreement, including that there has been no event, change, development, condition, or occurrence that has had or would reasonably be expected to have a material adverse effect on the party making the representation;
•	compliance with applicable laws;
•	the absence of pending or threatened investigations or litigation;
•	accuracy of the information supplied for inclusion in, and compliance with applicable securities laws by, this proxy statement/prospectus;
•	tax matters;
•	labor and other employment matters, including benefit plans;
•	equity interests in other entities;
•	required regulatory filings and consents and approvals of governmental entities;
•	effectiveness of insurance policies; and
•	absence of other representations and warranties.

The merger agreement also contains representations and warranties made only by CWEI regarding, among other things:

•	certain approvals by the CWEI board related to the transactions contemplated by the merger agreement;
•	validity of permits;
•	matters with respect to material contracts;
•	environmental matters;
•	reserve reports and title to oil and gas properties;
•	title to real and personal properties;
•	intellectual property and information technology matters;
•	the absence of undisclosed brokers’ fees and expenses;
•	regulatory matters;
•	no affiliate transactions; and
•	receipt of opinion of financial advisor.

Additionally, the merger agreement contains representations and warranties made only by Noble and Merger Sub regarding, among other things:

•	operations of Merger Sub; and
•	neither Noble nor Merger Sub, nor any of their respective “affiliates” and “associates,” being or in the past three years having been an “interested stockholder” of CWEI, as defined in Section 203 of the DGCL.

Many of the representations and warranties in the merger agreement are qualified by a “materiality” or “material adverse effect” standard (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct, individually or in the aggregate, would be material or reasonably be expected to have a material adverse effect). For purposes of the merger agreement, a “material adverse effect” means, when used with respect to a party to the merger agreement (1) a material adverse effect on the ability of such party to perform or comply with any material obligation under the merger agreement or to consummate the merger, or (2) any change, event, development, circumstance, condition, occurrence, effect, or combination of the foregoing that has or would be reasonably expected to have a material adverse effect on the business, operations, condition (financial or otherwise), or results of operations of such party and its subsidiaries taken as a whole; provided, however, in no event will any of the following be taken into account, individually or in the aggregate, when determining whether there has been or would reasonably be expected to be a “material adverse effect” with respect to a party to the merger agreement:

•	changes in the general economic, financial, credit or securities markets, including prevailing interest rates or currency rates, or regulatory or political conditions and changes in oil, natural gas, condensate or natural gas liquids prices or the prices of other commodities, including changes in price differentials;
•	changes in general economic conditions in: (a) the oil and gas exploration and production industry; (b) the oil and natural gas gathering, compressing, treating, processing and transportation industry generally; (c) the natural gas liquids fractionating and transportation industry generally; (d) the crude oil and condensate logistics and marketing industry generally; and (e) the natural gas marketing and trading industry generally (including in each case changes in law affecting such industries);
•	the outbreak or escalation of hostilities or acts of war or terrorism;
•	any hurricane, tornado, flood, earthquake or other natural disaster;
•	with respect to CWEI only, the identity of, or actions or omissions of, Noble, Merger Sub or their respective affiliates or any action taken pursuant to or in accordance with the merger agreement or at the request of or with the consent of Noble;
•	the announcement or pendency of the merger agreement;
•	any change in the market price or trading volume of such party’s common stock;
•	any failure to meet any financial projections or estimates or forecasts of revenues, earnings or other financial metrics for any period;
•	any downgrade in rating of any indebtedness or debt securities of such party;
•	changes in any laws or regulations applicable to such party;
•	changes in applicable accounting regulations or the interpretations thereof; and
•	any legal proceedings commenced by or involving any current or former member, director, partner or stockholder of such party (on their own behalf or on behalf of such party) arising out of or related to the merger agreement, merger or other transactions contemplated by the merger agreement;

except that, with respect to the first through fourth bullets above, any such change, event, development, circumstance, condition, occurrence or effect will be taken into account if and to the extent that it disproportionately adversely effects such party, as compared to other similarly situated persons operating in the industries in which such party operates.

Conduct of Business Prior to Closing

Each of Noble and CWEI has undertaken customary covenants in the merger agreement restricting the conduct of its respective business between the date of the merger agreement and the completion of the merger.

In general, CWEI has agreed to (i) conduct its and its subsidiaries’ business in the ordinary course and (ii) use reasonable best efforts to preserve intact its and its subsidiaries’ present lines of business, maintain its rights and franchises and preserve its relationships with customers, suppliers, and employees.

In addition, between the date of the merger agreement and the completion of the merger, CWEI has agreed, with respect to itself and its subsidiaries, not to, among other things, undertake any of the following (subject in each case to certain exceptions specified in the merger agreement or set forth in the disclosure schedules to the merger agreement delivered by CWEI to Noble) without Noble’s prior written consent:

•	take any action that adversely affects the ability of either party to obtain any approvals required under the HSR Act;
•	create, issue, deliver, sell, pledge, dispose of, grant, transfer, encumber or authorize the creation, issuance, delivery, sale, pledge, disposition, grant, transfer or encumbrance of, any additional equity or any additional rights, amend any term of the CWEI common shares or any rights, or enter into any agreement, understanding or commitment with respect to the foregoing;
•	subdivide, reclassify, recapitalize, adjust, split, combine or exchange or enter into any similar transaction with respect to equity interests in CWEI or any of its subsidiaries or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for equity interests in CWEI or any of its subsidiaries, or repurchase, redeem or otherwise acquire or offer to repurchase, redeem or otherwise acquire, or permit any of its subsidiaries to purchase, redeem or otherwise acquire or offer to repurchase, redeem or otherwise acquire any capital stock, membership, partnership or other equity interests in CWEI or any of its subsidiaries;
•	sell, lease, dispose, discontinue, assign, license, mortgage or otherwise transfer, or create or incur any lien upon, or pledge, surrender, encumber, divest, cancel, abandon, release or allow to lapse or expire or otherwise dispose of any of the oil and gas properties or assets (including any intangible assets), licenses, operations, rights, securities, properties, interests or businesses of CWEI or any of its subsidiaries, other than sales, leases, assignments or transfers of assets, properties or businesses with a value of less than $10,000,000 in the aggregate and sales of hydrocarbons and equipment in the ordinary course of business consistent with past practice; acquire, directly or indirectly, or lease any assets (including any intangible assets), securities, properties, interests or businesses other than the acquisition or lease in the ordinary course of business consistent with past practice; merge, consolidate or enter into any partnership, joint venture or other business combination transaction with any other party; convert to any other business entity; or become a non-consenting party in any operation proposed with respect to any of the oil and gas properties;
•	make, declare, set aside or pay dividends or other distributions, other than pro rata dividends and pro rata distributions paid by any subsidiary to CWEI or its subsidiaries and purchases, redemptions or other acquisitions of shares, warrants, options or restricted shares, as applicable, required by the terms of the stock plans; or enter into any agreement, understanding or commitment with respect to the voting of the equity or voting securities;
•	amend, adopt or propose any amendment to the CWEI charter or bylaws or any organizational documents of any of CWEI’s subsidiaries;
•	enter into any contract, agreement or arrangement that would be a material contract had it been entered into prior to the date of the merger agreement or would prevent or materially delay the consummation of the merger;
•	modify, amend, or terminate or default under any material contract, or otherwise assign, waive or release any rights, claims or benefits under any material contract;
•	enter into new contracts to sell hydrocarbons other than in the ordinary course consistent with past practice, but in no event may any such contracts have a duration of more than 1 month, or include pricing to sell such hydrocarbons that are not based on a published market based index;

•	materially deviate from drilling and completing 15 net wells through June 30, 2017 (provided that the cost of drilling and completing each such well shall not exceed $9,000,000 individually) or create or incur any production burden on any of CWEI’s or its subsidiaries’ oil and gas properties, other than in the ordinary course of business consistent with past practice;
•	waive, release, assign, settle or compromise any claim, action or proceeding, including any state or federal regulatory proceeding seeking damages or injunction or other equitable relief, that would, require the payment of monetary damages of $750,000 per claim, action or proceeding or $1,500,000 in the aggregate or involve any injunctive or other non-monetary relief which, in either case, imposes material restrictions on the business operations;
•	change in any material respect any of the methods of accounting or accounting practices, policies or procedures, except as required by concurrent changes in GAAP or SEC rules and regulations, in either case as agreed to by its independent public accountants;
•	fail to use commercially reasonable efforts to maintain, with financially responsible insurance companies, insurance in such amounts and against such risks and losses as is maintained by it at present;
•	change any material tax election, including elections for any and all joint ventures, partnerships or other investments where it has the capacity to make such binding election; file any material amended tax return; change any material tax accounting method; enter into any closing agreement; settle, compromise or surrender any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to taxes; surrender any material claim for a refund of taxes; or file any tax return that is inconsistent with past practice or consent to any extension or waiver of the limitation period;
•	except as required pursuant to any CWEI employee benefit plan or as required by law: (i) grant or increase any retention, deal bonus, change-in-control, severance or termination pay to any company service provider; (ii) increase compensation or benefits payable under any existing change-in-control, severance or termination pay policies; (iii) establish, adopt or materially amend any material employee benefit plan; (iv) enter into any collective bargaining agreement or other agreement with a labor union or similar organization; (v) increase in any manner compensation, bonus, commission, long-term incentive opportunities or other benefits; (vi) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any employee benefit plan; (vii) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any employee benefit plan that is required by law to be funded or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or law; (viii) forgive any loans to any service provider, (ix) waive any post-employment restrictive covenant; (x) vest or waive any restrictions with respect to any equity or equity-based awards; (xi) grant any equity or equity-based awards; (xii) amend or modify any outstanding awards under the stock plans; (xiii) grant any gross-up, make whole or indemnification with respect to or related to Sections 409A or 4999 of the Code; or (xiv) hire or fire any executive officer level employee;
•	create, incur, assume, guarantee, endorse, suffer to exist or otherwise be liable with respect to any indebtedness, issue or sell any debt securities or warrants or other rights to acquire any debt security or enter into any “keep well” or other agreement to maintain any financial statement condition other than borrowings under existing revolving credit facilities; enter into any material lease (whether operating or capital), other than oil and gas leases and compressor leases entered into in the ordinary course of business consistent with past practice; create any lien or production burden on its property or the property of its subsidiaries in connection with any pre-existing indebtedness, new indebtedness or lease or otherwise; or make or commit to make any capital expenditures or engage in any material exploration, development, drilling, well completion or other development activities, other than (1) except for the completion of the 15 net wells through June 30, 2017, such capital expenditures or activities as do not exceed $5,000,000 individually or $15,000,000 in the aggregate , or (2) required to respond to a bona fide emergency when there is insufficient time to obtain advance consent of Noble;

•	make any loans, advances or capital contributions to, or investments in, any party other than CWEI and its subsidiaries and other than advances to employees for travel and other business expenses in the ordinary course of business consistent with past practice and pursuant to customary provisions in joint operating agreements;
•	enter into any contract or transaction with (including the making of any payment to) a director or officer or members of their “immediate family” (as such terms are defined in Rule 16a-1 of the Exchange Act) or an affiliate of a related person, in each case of a type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;
•	authorize, recommend, propose or announce an intention to adopt a plan of complete or partial dissolution or liquidation;
•	convene any special meeting of the stockholders of CWEI;
•	become party to or approve or adopt any stockholder rights plan or “poison pill” agreement;
•	fail to timely file any material report required to be filed with the SEC or any other governmental authority; or
•	recognize any union or labor organization as the bargaining representative for any employees or enter into any labor agreement or collective bargaining agreement, except as required by law.

In addition, between the date of the merger agreement and completion of the merger, Noble has agreed, with respect to itself and its subsidiaries, not to, among other things, undertake any of the following (subject in each case to certain exceptions specified in the merger agreement or set forth in the disclosure schedules to the merger agreement delivered by Noble to CWEI) without CWEI’s prior written consent:

•	make, declare, set aside or pay any extraordinary or special dividend or other distribution with respect to the Noble common shares, except increase the quarterly cash dividend on the Noble common shares;
•	implement or adopt any material change in its GAAP accounting principles, practices or methods, other than as may be required by GAAP or SEC rules and regulations;
•	amend or adopt or propose any amendment to its certificate of incorporation or bylaws in a manner that adversely affects the terms of the Noble common shares;
•	authorize, recommend, propose or announce an intention to adopt a plan of complete or partial dissolution or liquidation; or
•	enter into any contract, agreement or arrangement that would be reasonably likely to have a material adverse effect on, or materially delay, the merger.

No Solicitation of Other Offers

CWEI has agreed that neither it nor its subsidiaries nor any of its or its subsidiaries’ respective officers, directors, employees or other representatives will, directly or indirectly:

•	initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or the making or the submission of any proposal that constitutes, or would reasonably be expected to lead to, an alternative proposal (as defined below);
•	participate or engage in any discussions or negotiations with, or disclose any non-public information or data or afford access to CWEI’s or its subsidiaries’ properties, books or records to any third party that has made an alternative proposal;
•	approve, endorse or recommend any alternative proposal or publicly propose to do the same;
•	enter into any letter of intent, term sheet, memorandum of understanding, merger agreement, acquisition agreement, exchange agreement or any other agreement with respect to an alternative proposal or requiring CWEI to abandon, terminate or fail to consummate the merger;
•	amend or grant any waiver, release or modification under, or fail to enforce, any standstill or similar agreement with respect to any class of equity securities; or
•	resolve or agree to do any of the foregoing.

An “alternative proposal” means any proposal or offer from any third party relating to any (i) direct or indirect acquisition of assets equal to 20% or more of the consolidated assets of CWEI and its subsidiaries or to which 20% or more of the consolidated revenues or earnings of CWEI and its subsidiaries are attributable, (ii) direct or indirect acquisition of beneficial ownership of 20% or more of any class of equity securities or capital stock of CWEI or any of its subsidiaries whose business constitutes 20% or more of the net revenues, net income or assets of CWEI and its subsidiaries, taken as a whole, (iii) tender offer or exchange offer that if consummated would result in any person or “group” (as defined in Section 13(d) of the Exchange Act) beneficially owning 20% or more of the outstanding CWEI common shares, or (iv) merger, consolidation, share exchange, business combination, reorganization, liquidation, dissolution or similar transaction which is structured to permit such person or group to acquire beneficial ownership of at least 20% of the consolidated assets of CWEI and its subsidiaries or at least 20% of any class of equity securities or capital stock of CWEI or any of its subsidiaries whose business constitutes 20% or more of the net revenues, net income or assets of CWEI and its subsidiaries, taken as a whole.

Notwithstanding the restrictions described above, if at any time prior to approval of the merger proposal by CWEI’s stockholders, (i) CWEI receives an unsolicited, written alternative proposal from a third party, that the CWEI board believes in good faith is bona fide, (ii) the CWEI board, after consultation with its financial advisors and outside legal counsel, determines in good faith that such alternative proposal constitutes or could reasonably be expected to lead to or result in a superior proposal (as defined below), and (iii) the CWEI board determines in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to participate in such negotiations or discussions or to furnish such information or data to such third party would be inconsistent with the CWEI board’s fiduciary duties under applicable law, then CWEI may, subject to the requirements described below, furnish information, including confidential information, and participate in discussions or negotiations regarding such alternative proposal.

The merger agreement requires CWEI to promptly, and in no event later than 24 hours after receipt, provide notice to Noble of any alternative proposal, or any inquiry or request for discussions or negotiations regarding any alternative proposal. The required notice must include a copy of the alternative proposal and any draft agreements, if in writing, and, if oral, a reasonably detailed summary of the alternative proposal and the identity of the third party making the alternative proposal. CWEI is obligated to keep Noble reasonably informed of material developments with respect to any alternative proposal (and to inform Noble in no event later than 24 hours following any such development). Furthermore, CWEI will not, and will cause its subsidiaries and its and their respective directors, officers and employees not to, disclose any non-public information to the third party unless CWEI has entered into a confidentiality agreement with the third party with confidentiality provisions that are not materially less restrictive to such third party than the provisions of the confidentiality agreement between CWEI and Noble are to Noble, a copy of which must be promptly provided to Noble. Further, prior to providing to a third party any non-public information that was not previously provided or made available to Noble, CWEI must provide such non-public information to Noble.

Board Recommendation

Under the merger agreement, the CWEI board has agreed to recommend that CWEI stockholders vote in favor of the merger proposal, which is referred to as the CWEI board recommendation. Subject to the provisions described below, the merger agreement provides that the CWEI board, directly or indirectly, will not:

•	withhold, withdraw, modify, qualify or fail to make, or publically propose to withhold, withdraw, modify, qualify or fail to make, in any manner adverse to Noble, the CWEI board recommendation;
•	publicly approve, adopt or recommend, or publicly propose to approve, adopt or recommend, any alternative proposal;
•	approve, adopt or recommend, or publicly propose to approve, adopt or recommend, or allow CWEI or any of its subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement or other similar contract or any tender or exchange offer providing for, with respect to, or in connection with, any alternative proposal;
•	approve any transaction under, or any third party becoming an “interested stockholder” under, Section 203 of the DGCL; or

•	resolve, propose, agree or publicly announce an intention to do any of the foregoing.

Each of the foregoing actions is referred to as a “change in recommendation.”

Notwithstanding these restrictions, before CWEI obtains its stockholder approval, the CWEI board may make a change in recommendation and terminate the merger agreement if:

•	CWEI receives a written alternative proposal that the CWEI board believes in good faith is bona fide and such alternative proposal was not initiated, solicited, encouraged or facilitated;
•	the CWEI board, after consultation with its financial advisors and outside legal counsel, concludes that such alternative proposal constitutes a superior proposal;
•	following consultation with outside legal counsel, the CWEI board determines that the failure of the CWEI board to make a change in recommendation would be inconsistent with its fiduciary duties under applicable law; and
•	prior to or simultaneous with such termination, CWEI has paid Noble the termination fee, as further described below.

The merger agreement further provides that the CWEI board may not make a change in recommendation and terminate the merger agreement unless: (i) CWEI has provided prior written notice to Noble specifying in reasonable detail the reasons for such action at least four calendar days in advance of its intention to take such action with respect to a change in recommendation; (ii) CWEI has negotiated with Noble in good faith to make such adjustments in the terms and conditions of the merger agreement; and (iii) the CWEI board again concludes in good faith, after consultation with its financial advisors and outside legal counsel, and taking into account any adjustment or modification to the terms and conditions of the merger agreement proposed by Noble, that the alternative proposal continues to constitute a superior proposal and that the failure of the CWEI board to effect a change in recommendation or to terminate the merger agreement with respect to such superior proposal would be inconsistent with its fiduciary duties under applicable law.

A “superior proposal” means a written offer, obtained after the date of the merger agreement, to acquire, directly or indirectly, more than 50% of the outstanding CWEI common shares or more than 50% of the consolidated assets of CWEI and its subsidiaries, made by a third party, which is on terms and conditions which the CWEI board determines in good faith to be more favorable to the CWEI stockholders (in their capacity as stockholders), than the merger, taking into account at the time of determination all financial, legal and regulatory terms and conditions of the alternative proposal and the merger agreement, including any changes to the terms of the merger agreement that as of that time had been committed to by Noble in writing in response to such superior proposal, including any conditions to and expected timing of consummation, and any risks of non-consummation, of such alternative proposal.

Notwithstanding these restrictions, before CWEI obtains its stockholder approval, the CWEI board may make a change in recommendation in response to an intervening event (as defined below) to the extent that the CWEI board determines in good faith, after consultation with the outside legal counsel, that the failure of the CWEI board to effect a change in recommendation would be inconsistent with its fiduciary duties under applicable law, and:

•	CWEI provides Noble four calendar days written notice of its intention to take such action and the reasons for such action;
•	CWEI negotiates in good faith with Noble during such four day period to make such revisions to the terms of the merger agreement as would permit the CWEI board not to make a change in recommendation; and
•	the CWEI board has considered in good faith any changes to the merger agreement offered in writing by Noble, and following such the four day period, has determined in good faith, after consultation with its outside legal counsel and financial advisors, that the CWEI board’s fiduciary duties under applicable law would continue to require a change in recommendation with respect to such intervening event.

An “intervening event” means a material event, fact, circumstance, development or occurrence that is not known or reasonably foreseeable (or if known or reasonably foreseeable, the probability or magnitude of consequences of which were not known or reasonably foreseeable) to or by the CWEI board, which event, fact, circumstance, development or occurrence becomes known to or by the CWEI board prior to obtaining the CWEI stockholder approval.

Notwithstanding the restrictions described above, the merger agreement does not prohibit CWEI from (i) taking and disclosing to its respective stockholders a position required by Rule 14e-2 under the Exchange Act or (ii) complying with Rule 14d-9 under the Exchange Act.

Reasonable Best Efforts to Obtain Required Stockholder Approval

CWEI has agreed to, as soon as reasonably practicable after the date of the merger agreement, establish a record date for and, as soon as reasonably practicable after the effectiveness of the registration statement of which this proxy statement/prospectus is a part, duly call, give notice of, convene and hold a meeting of its stockholders to consider the merger proposal. Without the prior written consent of Noble, the adoption of the merger agreement by CWEI stockholders, approval of any adjournment of the CWEI Special meeting, if necessary to solicit additional proxies if there are not sufficient votes to approve the merger proposal at the time of the CWEI Special meeting and an advisory vote on compensation payable to executive officers of CWEI are the only proposals permitted to be submitted to, or voted on by, the CWEI stockholders. Unless a change in recommendation occurs in compliance with the terms of the merger agreement, the CWEI board will recommend approval of the merger proposal to its stockholders and use its reasonable best efforts to solicit and obtain adoption of the merger agreement.

Agreement to Take Further Action and to Use Reasonable Best Efforts

Each of Noble, Merger Sub, and CWEI are required to cooperate with each other and use their reasonable best efforts to (i) take, or cause to be taken, all actions, and do, or cause to be done, promptly and to assist and cooperate with the other parties to the merger agreement in doing, all things necessary, proper or advisable to cause the conditions to the closing to be satisfied as promptly as practicable (and in any event no later than July 17, 2017) and to consummate and make effective the merger, including preparing and filing all documentation to effect all necessary filings, notifications, notices, petitions, statements, registrations, applications and other documents (including any required or recommended filings under applicable antitrust laws), (ii) obtain promptly (and in any event no later than July 17, 2017) all approvals, consents, clearances, expirations or terminations of waiting periods, registrations, permits and other confirmations from any governmental authority or third party necessary or advisable to consummate the merger, (iii) defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging the merger agreement or the merger, (iv) obtain all necessary third party consents, approvals or waivers, and (v) execute and deliver any additional instruments necessary to consummate the merger.

Each party must file the notification and report form pursuant to the HSR Act as promptly as practicable, and in any event within 10 business days after the date of the merger agreement, and supply as promptly as practicable any additional information and documentary material that may be requested by any governmental authority pursuant to the HSR Act or any other antitrust law and use its reasonable best efforts to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable (and in any event no later than July 17, 2017).

Furthermore, each party must use its reasonable best efforts to (i) cooperate in all respects with the other party in connection with any filing or submission with a governmental authority in connection with the merger and in connection with any investigation or other inquiry relating to the merger, (ii) promptly inform the other party of, and supply to the other party, any communication received from the Federal Trade Commission, the Antitrust Division of the Department of Justice, or any other governmental authority and any material communication received or given in connection with any proceeding by a private party, in each case regarding the merger, (iii) permit the other party to review in advance and incorporate the other party’s reasonable comments in any communication to be given by it to any governmental authority with respect to obtaining any clearances required under any antitrust law, and (iv) consult with the other party in advance of any meeting or teleconference with any governmental authority or, in connection with any proceeding by a private party, with any other person, and give the other party the opportunity to attend and participate in such meetings and teleconferences.

Employee Benefits Matters

From the completion of the merger through December 31, 2017, Noble will provide or will cause to be provided to each employee who remains in the active employment of Noble (referred to in this proxy statement/prospectus as a “continuing employee”) with a base salary or wages that are no less than the continuing employee’s base salary or wages as of the completion of the merger, and a target bonus opportunity that is no less favorable than the opportunity provided to such continuing employee as of the completion of the merger.

Noble will or will cause to be honored all obligations under each CWEI employee benefit plan that remains in effect after the completion of the merger, including any rights or benefits arising as a result of the merger (either alone or in combination with any other event, including termination of employment). Noble agreed and acknowledged that the consummation of the merger constitutes a “change of control” or a “change in control” or similar term, as the case may be, for all purposes under each CWEI employee benefit plan.

As of the completion of the merger, Noble will use or will cause to be used commercially reasonable efforts to cause each material Noble employee benefit plan (including all applicable vacation, severance and defined contribution retirement benefit plans and programs) in which any continuing employee becomes eligible to participate to treat the prior service of such continuing employee with CWEI and its affiliates as service rendered to Noble for all purposes (including vesting, eligibility, level of benefit and benefit accrual purposes, but other than for purposes of benefit accrual under any defined benefit plan or vesting under any equity compensation plan) to the extent that such service crediting does not violate any applicable law or result in duplication of benefits for the same period of service.

Noble will use or will cause to be used commercially reasonable efforts to (i) waive any limitation on health and welfare coverage of any continuing employee and his or her eligible dependents due to pre-existing conditions and/or waiting periods, active employment requirements, and requirements to show evidence of good health under the applicable health and welfare plan of Noble or any affiliate of Noble to the extent such continuing employee and his or her eligible dependents are covered under a health and welfare benefit plan of CWEI or any of its affiliates (as the case may be), and such conditions, periods or requirements are satisfied or waived under such plan, immediately prior to the completion of the merger and (ii) credit each continuing employee and his or her eligible dependents with all deductible payments, co-payments and co-insurance paid by such employee and covered dependents under the medical employee benefit plan of CWEI or any of its affiliates (as the case may be) prior to the completion of the merger during the year in which the completion of the merger occurs for the purpose of determining the extent to which any such employee and his or her dependents have satisfied their deductible and whether they have reached the out-of-pocket maximum under any medical plan of Noble or any affiliate of Noble for such year.

For purposes of determining the number of vacation days and other paid time off to which each continuing employee is entitled during the calendar year in which the completion of merger occurs, Noble will assume and honor or will cause to be assumed and honored all vacation and other paid time off days accrued or earned but not yet taken by such employee as of the completion of the merger to the extent reflected on CWEI’s books and records.

Other Covenants and Agreements

The merger agreement contains additional agreements relating to, among other matters:

Access to Information; Confidentiality

Until completion of the merger, each of Noble and CWEI have agreed to afford the other party and its representatives reasonable access, during normal business hours and on certain conditions, to all of its and its subsidiaries’ respective properties, books, contracts, commitments, personnel and records. Also, each of Noble and CWEI have agreed to keep confidential any nonpublic information in accordance with the terms of the confidentiality agreement.

State Takeover Laws

Neither Noble nor CWEI will take any action that would cause the transactions contemplated by the merger agreement to be subject to requirements imposed by any takeover laws, and each of them will take all reasonable steps within its control to exempt (or ensure the continued exemption of) the transactions contemplated by the merger agreement from the takeover laws of any state that purport to apply to the merger agreement or the merger.

Indemnification, Expense Advancement and Insurance

After the closing of the merger, Noble and the surviving company, jointly and severally, will (i) indemnify and hold harmless officers or directors of CWEI or any of its subsidiaries or a director, officer, employee, member, trustee or fiduciary of another corporation, foundation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of the CWEI or any of its subsidiaries, together with such party’s heirs, executors, trustees, fiduciaries and administrators, which are referred to collectively as the indemnified parties, to the fullest extent authorized or permitted by applicable law from and against any losses, claims, damages, liabilities, costs, indemnification expenses, judgments, fines, penalties and amounts paid in settlement arising out of or in connection with any claim or action, and (ii) promptly pay on behalf of or advance to each of the indemnified parties, any expenses incurred in defending, serving as a witness with respect to or otherwise participating with respect to any claim or action in advance.

Pursuant to the merger agreement, for a period of six years from the date on which the effective time occurs, the certificate of incorporation and bylaws of the surviving company and the organizational documents of CWEI’s subsidiaries will contain provisions no less favorable with respect to indemnification, advancement of expenses, exculpation and limitations on liability of directors and officers than are set forth in the CWEI charter and bylaws, and Noble and the surviving company will maintain in effect directors’ and officers’ liability and fiduciary liability insurance policies which will cover the indemnified parties with respect to matters occurring on or before the closing of the merger on substantially the same terms and conditions as the policies currently maintained by CWEI, with annual premiums not to exceed 300% of the last annual premiums paid for such insurance policies.

Certain Tax Matters

All parties to the merger agreement agreed to adopt the merger agreement as a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g). The parties must cooperate and use their respective reasonable efforts in order for CWEI and Noble to obtain tax opinions from their respective counsel.

Any liability arising out of any real estate transfer tax with respect to interests in real property owned directly or indirectly by CWEI or any of its subsidiaries immediately prior to the closing of the merger will be borne by CWEI.

Section 16 Matters

Prior to the completion of the merger, Noble and CWEI have agreed to take all steps as may be required to cause any dispositions of CWEI common shares resulting from the merger by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to CWEI, or will become subject to such reporting requirements with respect to the surviving company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Public Statements

Noble and CWEI will not issue any public announcements or make other public disclosures regarding the merger or the merger agreement, without the prior written approval of the other party; provided, however, that each of Noble and CWEI may make a public statement or other public disclosure required by law or any applicable stock exchange, provided that the disclosing party has used reasonable best efforts to consult with the other party before issuing, and provide the other party with the reasonable opportunity to review and provide reasonable comment regarding, any press release or any public announcement primarily relating to the merger agreement or the transactions contemplated thereby. Either party may make public statements or presentations in connection with industry conferences, investor meetings, analyst or investor conference calls, or in response to questions from investors, analysts, press or other media, so long as such statements or presentations are not materially inconsistent with public statements or presentations previously approved by the other party.

Listing

Noble has agreed to use its commercially reasonable efforts to list the Noble common shares to be issued in connection with the merger on the NYSE, prior to the completion of the merger, subject to official notice of issuance.

Third Party Approvals

Noble and CWEI and their respective subsidiaries will cooperate and use their respective commercially reasonable efforts to prepare all documentation, to effect all filings, to obtain all permits, consents, approvals and authorizations of all governmental authorities and third parties necessary to consummate the transactions contemplated by the merger agreement and to comply with the terms and conditions of such permits, consents, approvals and authorizations and to cause the merger to be consummated as expeditiously as practicable. Each of Noble and CWEI has the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable laws relating to the exchange of information, with respect to, all such material written information submitted. Each party agrees that it will consult with the other with respect to the obtaining of all such material permits, consents, approvals and authorizations necessary or advisable to consummate the transactions contemplated by the merger agreement, and each party will keep the other apprised of the status of material matters relating to completion of the transactions contemplated hereby. The foregoing, however, does not apply to approval under any antitrust laws or approval of the SEC of the registration statement and proxy statement.

Each of Noble and CWEI agreed, upon request, to furnish the other with all information concerning itself, its subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the joint proxy statement, the registration statement or any filing, notice or application made by or on behalf of such other party or any of such other party’s subsidiaries to any governmental authority in connection with the transactions contemplated by the merger agreement.

Notification of Certain Matters

Each Noble and CWEI has agreed to give prompt notice to the other party of (i) any notice or other communication from any governmental authority in connection with the merger or from any party alleging that its consent is or may be required in connection with the merger, if the subject matter of such communication or the failure of such party to obtain such consent is reasonably likely to be material to CWEI, Noble, or the surviving corporation, or to materially impede or delay the consummation of the merger, (ii) any actions, suits, claims, investigations or proceedings commenced or threatened against, relating to or involving or otherwise affecting such party and that relate to the merger, (iii) any inaccuracy of any representation or warranty of CWEI or Noble, as applicable, contained in the merger agreement, (iv) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would result in the failure to be satisfied of any of the conditions to the closing of merger, and (v) any material failure of such party to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereby which would result in the failure to be satisfied of any of the conditions to the closing of the merger.

Transaction Litigation

CWEI has agreed to give Noble the opportunity to participate in the defense or settlement of any security holder litigation against CWEI and/or its directors relating to the merger, and no settlement can be agreed to without the prior written consent of Noble, which consent must not be unreasonably withheld, conditioned or delayed.

CWEI Debt and Termination of Liens

CWEI has agreed to use commercially reasonable efforts to, concurrently with or before the closing of the merger, (i) obtain customary payoff letters to terminate CWEI’s term loan credit agreement, (ii) coordinate with Noble and hedge providers to make arrangements with respect to derivative transactions, and (iii) make arrangements satisfactory to Noble for the release of all liens arising from or granted in connection with CWEI’s term loan credit agreement.

CWEI has also agreed to use commercially reasonable efforts to, concurrently with or before the closing of the merger, pay in full any amounts then borrowed or currently outstanding under its revolving credit facility, and take all such actions as may be necessary to terminate or cause to be terminated the revolving credit facility and all applicable commitments related to or under the revolving credit facility, and make arrangements satisfactory to Noble for the release of all liens arising from or granted in connection with the revolving credit facility. CWEI and Noble will cooperate with one another in good faith to cause the issuing institution for certain letters of credit to release CWEI or its subsidiaries, as applicable, and install Noble or one of its subsidiaries, as obligor for each such letter of credit prior to the termination of the revolving credit facility.

In connection with the merger, in the event that Noble desires to consummate an exchange offer, tender offer, repurchase offer, consent solicitation, discharge, defeasance, redemption or similar transaction, or any combination thereof, with respect to CWEI’s 7.75% Senior Notes due 2019, each of CWEI, Noble and Merger Sub have agreed to use its respective reasonable best efforts to, and to cause its respective subsidiaries and representatives (and, in the case of the CWEI, the trustee) to, cooperate with one another in good faith to permit such debt transactions to be effected on such terms, conditions and timing as reasonably requested by Noble, including if so requested by Noble, causing those debt transactions to be consummated substantially concurrently with the closing of the merger.

Noble has agreed to promptly reimburse CWEI for any documented reasonable out-of-pocket costs, fees and expenses incurred in connection with any debt transactions. In addition, Noble and Merger Sub will, on a joint and several basis, indemnify and hold harmless CWEI, its subsidiaries and their respective officers, employees, partners, members, directors and affiliates, and any dealer-manager, information agent, solicitation agent, depositary or other agent for and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with any debt transactions.

Termination of the Merger Agreement

The merger agreement may be terminated prior to the closing of the merger, whether before or after the merger proposal is approved (except as otherwise provided below), as follows:

•	by the mutual written consent of Noble and CWEI; or
•	by either CWEI or Noble:
•	if there is in effect a final nonappealable order of a governmental authority of competent jurisdiction restraining, enjoining or otherwise prohibiting the merger; provided that this termination right is not available to a party whose failure to perform its obligations under the merger agreement is the primary cause of such order;
•	if the other party breached or failed to perform any of its covenants or agreements in the merger agreement, or any representations or warranties become untrue, in a way that the related condition to closing would not be satisfied, and this breach is either incurable or not cured within 30 days;
•	if the closing does not occur on or before July 17, 2017; provided that this termination right will not be available to a party whose failure to perform and comply in all material respects with the covenants and agreements is the cause of the failure of the closing;
•	if the CWEI special meeting has occurred and the CWEI stockholders have not approved the merger proposal;
•	by Noble, if the CWEI board makes a change in recommendation; or
•	by CWEI, if CWEI is terminating the merger agreement to enter into a definitive agreement relating to a superior proposal in accordance with the terms of the merger agreement.

Effect of Termination; Termination Fees

If the merger agreement is validly terminated, then, except as described below, each of the parties will be relieved of its duties and obligations and such termination will be without liability to either party. However, termination will not relieve either party of any liability for fraud or any willful breach of any covenant or agreement contained in the merger agreement prior to termination, or as provided in the confidentiality agreement entered into between Noble and CWEI. In the event of fraud or a willful breach, the aggrieved party is entitled to all rights and remedies available at law or in equity.

The merger agreement contains a termination fee of $87 million, which is referred to as the termination fee, payable under the circumstances described below:

•	if (i) an alternative proposal is publicly proposed or publicly disclosed prior to, and not publicly withdrawn at the time of, the date of the CWEI special meeting (or, if the CWEI special meeting has not occurred, prior to the termination of the merger agreement by Noble due to CWEI’s of its representations, warranties, covenants or agreements or by either party due to closing not occurring on or before July 17, 2017), (ii) the merger agreement is terminated (a) by Noble due to CWEI’s breach of its representations, warranties, covenants or agreements, (b) by either party, due to closing not occurring on or before July 17, 2017, or (c) by either party, due to failure by CWEI stockholders to approve the merger proposal at the CWEI special meeting, and (iii) CWEI enters into a definitive agreement with respect to, or consummates, an alternative proposal within 12 months after the date the merger agreement is terminated. If such circumstances are met, then CWEI will pay to Noble the termination fee upon the earlier of the date of the execution of such definitive agreement by CWEI or the consummation of any such transaction;
•	if the merger agreement is terminated by Noble because of a change in recommendation by the CWEI board, then CWEI will pay Noble the termination fee within 2 business days after the date of termination; or
•	if the merger agreement is terminated by CWEI in order to enter into a definitive agreement relating to a superior proposal, then CWEI will pay Noble the termination fee immediately prior to or simultaneously with such termination.

Amendment and Waiver

Amendment. At any time prior to the closing of the merger, the merger agreement may be amended or supplemented in any and all respects, whether before or after the approval of the merger proposal by CWEI stockholders, by written agreement of the parties to the merger agreement, by action taken or authorized by their respective boards of directors; provided, however, that following receipt of such approval, there will be no amendment or change to the provisions of the merger agreement that by law would require further approval by CWEI stockholders without such approval.

Waiver. At any time prior to the closing of the merger, the parties may (i) extend the time for the performance of any of the obligations or other acts of the other parties, (ii) waive any inaccuracies in the representations and warranties of the other parties, or (iii) waive compliance with any of the agreements or conditions of the other parties. Any agreement on the part of any party to any such extension or waiver is valid only if set forth in an instrument in writing signed on behalf of such party. The rights and remedies provided in the merger agreement are cumulative and none is exclusive of any other, or of any rights or remedies that any party may otherwise have at law or in equity.

Assignment

The merger agreement and any interests, rights or obligations under the merger agreement are not assignable, by operation of law or otherwise, by either party without the prior written consent of the other party.

Specific Performance

The parties to the merger agreement have agreed that each party will be entitled to an injunction or injunctions to prevent breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement. Each of the parties has agreed that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (i) either party has an adequate remedy at law, or (ii) an award of specific performance is not an appropriate remedy for any reason at law or equity. Each party has further agreed that no party is required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy, and each party has irrevocably waived any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

Governing Law

The merger agreement is governed by and will be construed and enforced in accordance with the laws of the State of Delaware.

INFORMATION ABOUT NOBLE

Business

Noble is a leading independent crude oil and natural gas exploration and production company with a diversified high-quality portfolio spanning three continents and consisting of both U.S. unconventional and global offshore conventional assets. Founded in 1932, Noble is a Delaware corporation, incorporated in 1969, and has been publicly traded on the NYSE since 1980. Noble has a unique history of growth, evolving from a regional crude oil and natural gas producer to a global exploration and production company included in the Standard & Poor’s 500.

Noble’s purpose, Energizing the World, Bettering People’s Lives®, reflects its commitment to find and deliver energy through crude oil, natural gas and NGL exploration and production while living its commitment to contribute to the betterment of people’s lives in the communities in which it operates. Noble strives to build trust through stakeholder engagement, act on its values, provide a safe work environment, respect its environment and care for its employees and the communities where it operates.

Noble’s portfolio of assets is diversified through U.S. and international projects and a production mix among crude oil, natural gas, and NGLs. In particular, Noble’s business is focused on both U.S. unconventional basins and certain global conventional basins. Noble endeavors to maintain a high-quality, growth-oriented portfolio of assets that are well-positioned on the global industry cost supply curve. In addition, Noble’s asset portfolio offers operational and investment flexibility.

In U.S. unconventional basins, Noble has demonstrated competence in applying geological capabilities, drilling and completion expertise and midstream synergies to deliver incremental value. In onshore U.S., Noble typically applies a major project development concept to a U.S. unconventional basin by utilizing an integrated development plan approach. In the global offshore, Noble has had notable exploration successes over the past decade, which have led to Noble’s entry into new conventional offshore basins. Noble has executed several major offshore development projects both on schedule and within budget which have provided long-lived cash flows to its business.

Approximately 75% of Noble’s capital is allocated to U.S. onshore development, primarily focused on liquids-rich opportunities in the DJ Basin, Delaware Basin and Eagle Ford Shale. Eastern Mediterranean capital expenditures, including initial development costs associated with the Leviathan project, represent over 20% of the total. As Noble manages its asset portfolio, it will consider expanding the portfolio to include additional long-term and/or large-scale exploration opportunities.

In addition, the majority of Noble’s assets are held by production, which provides for further investment and financial flexibility. Occasional strategic acquisitions of producing or non-producing properties, combined with the periodic divestment of assets, have allowed Noble to pursue its objective of a well-diversified, growing portfolio delivering attractive financial returns.

Oil and Gas Properties and Activities

Noble searches for crude oil and natural gas properties onshore and offshore, and seeks to acquire exploration rights and conduct exploration activities in numerous areas of interest. Noble’s activities include geophysical and geological evaluation; analysis of commercial, regulatory and political risks; and exploratory drilling, where appropriate.

Noble’s current portfolio consists primarily of interests in developed and undeveloped crude oil and natural gas leases and concessions. These properties contribute all of Noble’s crude oil, natural gas and NGL production, provide continual investment opportunities in proved areas, and offer further exploration opportunities. Noble’s new venture areas provide frontier exploration opportunities, which may result in the establishment of new operational areas in the future. Noble also owns midstream assets primarily used in the processing and transportation of Noble’s onshore U.S. production.

The map below illustrates the locations of Noble’s significant crude oil and natural gas exploration and production activities:

Operating Segments

Noble manages its operations by region. Its segments, each of which is primarily in the business of crude oil, natural gas and NGL exploration, development, production and acquisition, include:

•	United States, including the DJ Basin, Permian Basin, Eagle Ford Shale, Marcellus Shale, and deepwater Gulf of Mexico, as well as the consolidated accounts of Noble Midstream, which completed its initial public offering of common units in 2016;
•	Eastern Mediterranean, including offshore Israel and Cyprus;
•	West Africa, including offshore Equatorial Guinea, Cameroon, and Gabon; and
•	Other international and corporate, including new ventures such as offshore the Falkland Islands, Suriname, and Newfoundland.

Development Activities

Noble’s development projects have resulted from both exploration success as well as periodic strategic acquisitions. These projects provide multiple opportunities for consistent growth at attractive financial returns. Each project progresses, as appropriate, through the various development phases including appraisal, engineering and design, development drilling, construction and production. While development projects require significant capital investments, typically over a multi-year period, they offer sustained cash flows and attractive financial returns, while generally increasing net asset value over the oil and gas business cycle.

Onshore U.S., Noble’s low production-risk development programs, typically centered around IDPs, provide a stable base of production. These programs, which have delivered significant historical production growth, accommodate a flexible capital investment program that can be varied in response to changes in the commodity price environment. Noble continues to enhance project performance in these areas through technology and operational efficiencies.

Offshore, Noble engages in long-cycle development projects, such as the Tamar natural gas development offshore Israel, which is currently undergoing expansion. Noble is also progressing a final investment decision for the first phase of development at the Leviathan natural gas field, offshore Israel, the largest natural gas discovery in Noble’s history.

Exploration Activities

Noble primarily focuses on organic growth from exploration and development drilling activities, concentrating on basins or plays where it has strategic competitive advantages. These advantages are derived from proprietary seismic data and operational expertise, which Noble believes will generate superior returns over the oil and gas business cycle. Noble has had substantial historic exploration success in the deepwater Gulf of Mexico, the Levant Basin offshore Eastern Mediterranean and the Douala Basin offshore West Africa, resulting in the successful completion of numerous major development projects over the past decade.

In 2016, Noble performed limited exploration activities due to the commodity price environment. Also, after review of additional 3D seismic data, modeling and economic assessment, it determined that certain discoveries offshore West Africa were impaired in the current forward outlook for crude oil prices and wrote off related capitalized costs of $468 million, which is included in exploration expense.

For 2017, Noble anticipates engaging in seismic acquisition and processing and potentially drilling an exploratory well offshore Suriname.

Acquisition and Divestiture Activities

Noble maintains an ongoing portfolio management program. Accordingly, it may engage in acquisitions of additional crude oil or natural gas properties and related assets through either direct acquisitions of the assets or acquisitions of entities owning the assets. Noble may also periodically divest non-strategic assets through asset or equity sales, exchanges, dissolutions of joint ventures or other transactions.

During 2016, Noble generated cash of approximately $1.5 billion through asset sales and the initial public offering of Noble Midstream common units.

For the year ended December 31, 2016, Noble had total revenues of approximately $3.5 billion and a net loss of approximately $998.0 million.

Noble’s principal offices are located at 1001 Noble Energy Way, Houston, Texas 77070 and its telephone number is (281) 872-3100. Noble common shares are listed on the NYSE, trading under the symbol “NBL.”

Directors and Executive Officers

Directors

Upon completion of the merger, the board of directors of the combined company will consist of the then-current Noble directors. All Noble directors are elected annually to serve until the next annual meeting and until their successors are elected. The current directors of Noble are:

Jeffrey L. Berenson (66): Mr. Berenson is Chairman and Chief Executive Officer of Berenson Holdings LLC, a private investment banking firm in New York City that he cofounded in 1990. From 1978 until co-founding Berenson & Company, he was with Merrill Lynch’s Mergers and Acquisitions department, becoming head of that department in 1986 and then co-head of its Merchant Banking unit in 1988. Mr. Berenson previously served on the boards of directors of Epoch Holding Corporation and Patina Oil and Gas (“Patina”) and joined Noble’s board upon completion of Noble’s merger with Patina in May 2005. Mr. Berenson has a high level of financial literacy, having been in the investment banking business since 1978, and has a thorough understanding of the economic environment in which Noble operates. In addition, Mr. Berenson has relevant chief executive officer and president experience, as he serves as Chairman and CEO of the private investment banking firm that he cofounded in 1990. Finally, Mr. Berenson extensive knowledge of Noble’s industry and business, as he has historical knowledge of Noble’s DJ Basin (Colorado) assets through his service as a director of Patina, and since that time has had broad exposure to Noble’s business through over 11 years of service on Noble’s board.

Michael A. Cawley (69): Mr. Cawley has served as President and Manager of The Cawley Consulting Group, LLC since January 2012. He previously served as President and Chief Executive Officer of The Samuel Roberts Noble Foundation, Inc. (the “Foundation”) from February 1992 until his retirement in January 2012, after serving as Executive Vice President of the Foundation since January 1991. Prior to 1991, Mr. Cawley was President of Thompson and Cawley, a professional corporation, attorneys at law. Mr. Cawley also served as a trustee of the Foundation from 1988 until his retirement and is a director of Noble Corporation. He has served on Noble’s board since 1995 and has been Noble’s Lead Independent Director since 2001. Mr. Cawley has relevant chief executive officer and president experience, having served as President and CEO of the Foundation for nearly 20 years and as President of Thompson and Cawley a professional corporation, attorneys at law. He also has extensive knowledge of Noble’s industry and business, as he has historical knowledge of, and broad exposure to, Noble’s business through over 21 years of service on Noble’s board. Finally, Mr. Cawley has strong governance experience as he has worked as an attorney, and law firm partner, and for over 16 years has served as Noble’s Lead Independent Director and chair of its Governance Committee.

Edward F. Cox (70): Mr. Cox is a retired partner in the law firm of Patterson Belknap Webb & Tyler LLP, New York, New York, having served as chair of the firm’s corporate department and as a member of its management committee. He currently serves as chair of the New York Republican State Committee (“NYRSC”). He was elected chair of the New York League of Conservation Voters Education Fund in 2004 and, for more than five years prior to his election as NYRSC chair in 2009, was chair of the finance, community college and charter school committees of the trustees of The State University of New York and of The State University Construction Fund, and was a member of New York’s merit selection Constitutional Commission on Judicial Nomination. During the two years leading up to his 2009 election as NYRSC chair, Mr. Cox served as the New York State Chair of Senator John McCain’s presidential campaign. He has served Presidents Nixon, Reagan and H. W. Bush in the international arena, has been a member of the Council on Foreign Relations since 1993 and serves on the board of directors of the Foreign Policy Association and the American Advisory Committee of the American Ditchley Foundation. He has served on Noble’s board since 1984. Mr. Cox has broad international exposure, having served three U.S. presidents in the international arena. He also has extensive knowledge of Noble’s industry and business, as he has historical knowledge of, and broad exposure to, Noble’s business through over 32 years of service on Noble’s board. In addition, Mr. Cox has governmental and geopolitical expertise, as he currently serves as chair of the NYRSC and has served in a presidential campaign leadership role. Finally, Mr. Cox has strong governance experience through his work as an attorney in private practice, chairing his firm’s corporate department.

James E. Craddock (58): Mr. Craddock served as the Chairman and Chief Executive Officer of Rosetta Resources Inc. (“Rosetta”) from February 2013 through July 2015, when Rosetta merged with Noble. He joined Rosetta in April 2008 as Vice President, Drilling and Production Operations, and was named a Senior Vice President in January 2011. From April 2006 to March 2008, Mr. Craddock was Chief Operating Officer for BPI Energy, Inc. (“BPI”), an exploration and production start-up company focused on coal bed methane development. On February 3, 2009, BPI filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code. Mr. Craddock began his industry career with Superior Oil Company in 1981 and then held a broad range of technical, operational and strategic roles with Burlington Resources Inc. (“Burlington”) and its predecessor companies for more than 20 years. At Burlington, he held a series of positions of increasing responsibility, most recently as Chief Engineer. Mr. Craddock currently serves as a director of Templar Energy LLC. He joined Noble’s Board upon completion of Noble’s merger with Rosetta in July 2015. Mr. Craddock has a high level of financial literacy, and has extensive experience in the financial aspects of Noble’s business through his leadership roles with several oil and gas companies. In addition, Mr. Craddock has relevant chief executive officer/president experience, having served as President and CEO of Rosetta from 2013 through its merger with Noble in 2015, and since that time has had exposure to Noble’s business through over one year of service on Noble’s board. Finally, Mr. Craddock has extensive knowledge of Noble’s industry and business, as he has historical knowledge of Noble’s Permian Basin and Eagle Ford Shale assets through his service as CEO of Rosetta.

Thomas J. Edelman (66): Mr. Edelman is a managing partner of White Deer Energy, an energy private equity fund. He founded Patina and served as its Chairman and Chief Executive Officer from its formation in 1996 through its merger with Noble in 2005. Mr. Edelman co-founded Snyder Oil Corporation and was its President from 1981 through 1997. He served as Chairman and CEO and later as Chairman of Range Resources Corporation from 1988 through 2003. From 1980 to 1981 he was with the First Boston Corporation and from 1975 through 1980 with Lehman Brothers Kuhn Loeb Incorporated. Mr. Edelman serves on the boards of directors of Corterra Energy, LLC, Epic Midstream LLC, Global Petro Storage Limited, Quanah Panhandle, LLC and Riverside Energy Company LLC. He currently is trustee of the Wildlife Conservation Society, serves on the Advisory Council of Princeton University's Department of Politics, is an Emeritus member of the Investment Committee of The Hotchkiss School and is Chairman Emeritus of Lenox Hill Neighborhood House. He joined Noble’s board upon completion of Noble’s merger with Patina in May 2005. Mr. Edelman has a high level of financial literacy from his extensive experience with investment banking and private equity funds, as well as his experience with the financial aspects of Noble’s business through leadership of large independent oil and gas companies. He also has relevant chief executive officer and president experience, having served as President and CEO of several independent oil and gas companies and devoted a substantial portion of his career to the oil and gas industry. Finally, Mr. Edelman extensive knowledge of Noble’s industry and business, as he has historical knowledge of Noble’s DJ Basin assets through his service as founder, Chairman and CEO of Patina, and since that time has had broad exposure to Noble’s business through over 11 years of service on Noble’s board.

Eric P. Grubman (59): Mr. Grubman has served as Executive Vice President of the National Football League since 2004. He was responsible for Finance and Strategic Transactions from 2004 to 2006 and has served as the League’s President of Business Ventures from 2006 to the present. Mr. Grubman served as Co-President of Constellation Energy Group, Inc. (“Constellation”) from 2000 to 2001, was partner and co-head of the Energy Group at Goldman Sachs from 1996 to 2000, and worked in its merger department from 1987 to 2000. He served as an officer in the U.S. Navy from 1980 to 1985. Mr. Grubman serves on the board of directors of the U.S. Naval Academy Foundation. He joined Noble’s board in January 2009. Mr. Grubman has a high level of financial literacy, as he has overseen finance and strategic transactions for the National Football League and previously served as co-head of the Energy Group at Goldman Sachs. In addition, he has relevant chief executive officer and president experience through his experience as the Executive Vice President of the National Football League and Co-President of Constellation. Finally, Mr. Grubman extensive knowledge of Noble’s industry and business, as he has worked with the oil and gas industry while with Constellation and as partner and co-head of the Energy Group at Goldman Sachs, and has had broad exposure to Noble’s business through over eight years of service on Noble’s board. Mr. Grubman has informed Noble that he will not stand for re-election at Noble’s 2017 annual meeting of stockholders. Mr. Grubman’s decision not to stand for re-election is not as a result of any disagreement with Noble or its board of directors.

Kirby L. Hedrick (64): Mr. Hedrick served as Executive Vice President over upstream operations for Phillips Petroleum Company (“Phillips”) from 1997 until his retirement in 2000. In that role, he was responsible for exploration and production and midstream gas gathering, processing and marketing, including activities in 22 countries. He had a varied 25-year career with Phillips, including serving as petroleum engineer from 1975 to 1984 on various onshore and offshore projects in the U.S., the North Sea, Indonesia and the west coast of Africa; Manager of Offshore Operations from 1985 to 1987, responsible for all greater Ekofisk offshore operations for Phillips Pet. Co. Norway; Manager, Corporate Planning from 1987 to 1989; Managing Director from 1990 to 1992, Phillips Pet. Co. UK with upstream and downstream responsibilities, including gas marketing; President and Chief Executive Officer at GPM Gas Co. from 1993 to 1994, responsible for Phillips’ gas gathering, processing and marketing in Texas, Oklahoma and New Mexico; and Senior Vice President, Refining, Marketing and Transportation from 1995 to 1997. He joined Noble’s board in August 2002. Mr. Hedrick has relevant chief executive officer and president experience, as he has served as Executive Vice President of a major international oil and gas company. He also has broad international exposure, having led various onshore and offshore projects in the North Sea, Indonesia, the west coast of Africa, Norway and the UK. In addition, Mr. Hedrick has extensive knowledge of Noble’s industry and business, as he has devoted a career to the oil and gas industry, and has had broad exposure to Noble’s business through over 14 years of service on Noble’s board.

David L. Stover (59): Mr. Stover has served as President and Chief Executive Officer of Noble Energy, Inc. since October 2014, and Chairman of the Board since April 2015, previously as President and Chief Operating Officer since April 2009, and Executive Vice President and Chief Operating Officer since August 2006. He joined Noble in 2002 and has served in various other senior leadership capacities, including Senior Vice President of North America and Business Development and Vice President of Business Development. Prior to joining Noble, he held various positions with BP America, Inc. (“BP America”), Vastar Resources, Inc. (“Vastar”), and ARCO Oil and Gas Company (“ARCO”). He joined Noble’s board in April 2014. Mr. Stover has a high level of financial literacy, as he has extensive exposure to the financial aspects of Noble’s business through his leadership roles in several oil and gas companies. In addition, Mr. Stover has broad international exposure, having led Noble’s exploration and production efforts in the Eastern Mediterranean and West Africa, as well as other international locations. He also has extensive knowledge of Noble’s industry and business, as he has devoted a career to the oil and gas industry and has overseen Noble’s operations since 2006. Finally, Mr. Stover is active in the community, where he serves in leadership roles in industry and community organizations in Noble’s Houston headquarters area.

Scott D. Urban (63): Mr. Urban served in executive management positions at Amoco and its successor, BP, from 1977 to 2005. At the time of his retirement from BP in 2005, he was Group Vice President, Upstream for several profit centers including North America Gas, Alaska, Egypt and Middle East and, before that, Group Vice President, Upstream North Sea. He held various positions at Amoco including, at the time of its merger with BP,

Group Vice President, Worldwide Exploration. Mr. Urban is a partner in Edgewater Energy LLC, an investment consulting firm, and a member of the board of directors of Pioneer Energy Services Corporation. He joined Noble’s board in October 2007. Mr. Urban has relevant chief executive officer and president experience, having served as Group Vice President of a major international oil and gas company. He also has broad international exposure, having led various onshore and offshore projects in Egypt, Middle East and North Sea, with an emphasis on exploration. Finally, Mr. Urban has extensive knowledge of Noble’s industry and business, as he has devoted a career to the oil and gas industry, and has had broad exposure to Noble’s business through over nine years of service on Noble’s board.

William T. Van Kleef (65): Mr. Van Kleef served in executive management positions at Tesoro Corporation (“Tesoro”) from 1993 to 2005, most recently as Tesoro’s Executive Vice President and Chief Operating Officer. During his tenure at Tesoro he held various positions, including President, Tesoro Refining and Marketing, and Executive Vice President and Chief Financial Officer. Before joining Tesoro, Mr. Van Kleef, a Certified Public Accountant, served in various financial and accounting positions with Damson Oil from 1982 to 1991, most recently as Senior Vice President and Chief Financial Officer. Mr. Van Kleef is also a member of the board of directors of Oil States International, Inc. He joined Noble’s board in November 2005. Mr. Van Kleef has a high level of financial literacy, because he is a Certified Public Accountant, and has served in various financial and accounting positions throughout his career. In addition, he has relevant chief executive officer and president experience, as he has served as Executive Vice President and COO of a large refining and marketing company. Finally, Mr. Van Kleef has extensive knowledge of Noble’s industry and business, as he has had broad exposure to Noble’s business through over 11 years of service on Noble’s board.

Molly K. Williamson (71): Ms. Williamson has served in a unique combination of senior executive policy positions in four cabinet departments of the U.S. government. Her postings included senior foreign policy advisor to the U.S. Secretary of Energy; Deputy Assistant Secretary in the Departments of State, Defense, and Commerce; U.S. interim ambassador to Bahrain; and Chief of Mission and Consul General in Jerusalem during the Madrid peace process which culminated in the Oslo Accords. Ms. Williamson is a scholar with the Middle East Institute, a consultant, frequent lecturer at Johns Hopkins University and a past member of the board of directors of the American Foreign Service Association, currently serving on the boards of directors of the American Academy of Diplomacy and International Executive Service Corps. She is a former Foreign Service Officer, having served six U.S. presidents, achieving the rank of Career Minister. She joined Noble’s board in March 2013. Ms. Williamson has broad international exposure, because she has extensive experience in foreign policy and international affairs, having served six U.S. presidents. In addition, she has governmental and geopolitical expertise, as she has a résumé of broad government service, with expertise in the geopolitics of the Middle East. Finally, Ms. Williamson has had broad exposure to Noble’s business through over four years of service on Noble’s board.

Executive Officers

Upon completion of the merger, the executive officers of Noble are expected to continue serving as executive officers of the combined company. Executive officers of Noble are appointed by the Noble board to hold office until their successors are chosen and qualified. The current executive officers of Noble are:

•	David L. Stover (59) was elected President and Chief Executive Officer in October 2014 and as Chairman of Noble’s Board in April 2015. He previously served as President and Chief Operating Officer from April 2009, and as Executive Vice President and Chief Operating Officer since August 2006. Mr. Stover joined Noble in 2002 and has served in various senior management capacities, including Senior Vice President of North America and Business Development and Vice President of Business Development. Prior to joining Noble, he held various positions with ARCO, Vastar and BP America.
•	Susan M. Cunningham (61) was elected Executive Vice President in October 2014 and is currently responsible for environmental, health and safety regulatory (“EHSR”) and new frontiers, which includes global exploration, geoscience, new ventures and business innovation, previously serving as Senior Vice President of Gulf of Mexico, West Africa, frontier ventures operations and business innovation. Ms. Cunningham joined Noble in April 2001 and was responsible for global exploration, geoscience and new ventures until October 2012, and corporate reserves in 2007. Prior to joining

Noble, she held various positions with Texaco, Statoil and Amoco Production Company. On January 23, 2017, Ms. Cunningham notified Noble of her plans to retire, effective March 24, 2017, after which the EHSR functions will report to Gary W. Willingham, and the exploration functions will report to John T. Lewis.

•	J. Keith Elliott (59) was elected Senior Vice President in April 2013 and is currently responsible for Eastern Mediterranean operations. He previously served as Vice President of global drilling, major projects and supply chain from 2012 and as Vice President of major projects from 2009. Prior to joining Noble, Mr. Elliott held various positions with BP Exploration.
•	Kenneth M. Fisher (55) was elected Executive Vice President and Chief Financial Officer in April 2014, previously serving as Senior Vice President and Chief Financial Officer from November 2009. He also has served as Chairman of the Board of Directors of Noble Midstream GP LLC, a subsidiary of Noble and general partner of Noble Midstream since September 2016 and has served on the Board of Directors of CONE Midstream GP LLC, the general partner of CONE Midstream Partners LP. Before joining Noble, Mr. Fisher served as Executive Vice President of Finance for Upstream Americas for Shell from July 2009 to November 2009 and as Director of Strategy & Business Development for Royal Dutch Shell plc in The Hague from August 2007 to July 2009. Prior to joining Shell in 2002, Mr. Fisher held various positions within business units of General Electric Company.
•	Terry R. Gerhart (56) was elected Senior Vice President in October 2015 and is currently responsible for global operations services. He also serves as CEO and has served on the Board of Directors of Noble Midstream GP LLC, the general partner of Noble Midstream, since September 2016. He previously served as Vice-President of international non-operated assets and global gas monetization from 2010, Vice President of the Eastern Mediterranean from 2011, and Vice President of Africa operations from 2013. Prior to joining Noble, Mr. Gerhart held various positions with ARCO, Vastar and BP America.
•	Arnold J. Johnson (61) was elected Senior Vice President, General Counsel and Secretary in July 2008, and is currently responsible for corporate affairs, including Noble’s legal, compliance, security and communications and government relations groups. He previously served as Vice President, General Counsel and Secretary beginning in February 2004 and as Associate General Counsel and Assistant Secretary from January 2001. Prior to joining Noble, Mr. Johnson held various positions with ARCO, Vastar and BP America.
•	John T. Lewis (60) was elected Senior Vice President in April of 2013 and is currently responsible for corporate development. He also serves as CEO and Chairman of the Board of Directors of CONE Midstream GP LLC, the general partner of CONE Midstream Partners LP. He previously served as Vice President of the Southern Region of Noble’s North America division from 2008 and was Director of Asset Development and Reserves from 2006. Prior to joining Noble, Mr. Lewis held various positions with ARCO, Vastar and BP America.
•	Charles J. Rimer (59) was elected Senior Vice President in April 2013 and is currently responsible for U.S. onshore operations. He also has served on the Board of Directors of Noble Midstream GP LLC, the general partner of Noble Midstream, since September 2016. He previously served as Vice President of operations services from 2012 and managed Noble’s international West Africa, non-operated and new ventures division and operations services from 2002. Prior to joining Noble, Mr. Rimer held various positions at ARCO, Vastar and Aspect Resources.
•	A. Lee Robison (58) was elected Senior Vice President in April of 2013 and is currently responsible for human resources and administration. She previously served as Vice President from October 2007 and Director of Human Resources from May 2002. Prior to joining Noble, Ms. Robison held various positions with ARCO, Vastar and BP America.
•	Gary W. Willingham (53) was elected Executive Vice President in October 2014 and is currently responsible for global production, drilling, major projects and supply chain activities, previously serving as Senior Vice President of U.S. onshore operations since April 2013 and Vice President of Strategic Planning, Environmental Analysis and Reserves since 2008. He also has served on the Board of Directors of Noble Midstream GP LLC, the general partner of Noble Midstream, since September 2016. Prior to joining Noble in 2003, Mr. Willingham held various positions with ARCO, Vastar and BP America.

INFORMATION ABOUT CWEI

Business

CWEI is an independent oil and gas company engaged in the exploration for and production of oil and gas, with a strategic focus on developmental drilling in prolific oil shale provinces. CWEI has significant holdings in one of the major oil shale plays in the United States, the Wolfcamp Shale in the Southern Delaware Basin of West Texas.

On December 31, 2016, CWEI’s estimated proved reserves were 34,754 MBOE, of which 63% were proved developed. CWEI’s portfolio of oil and natural gas reserves is weighted in favor of oil, with approximately 84% of its proved reserves at December 31, 2016 consisting of oil and NGLs and approximately 16% consisting of natural gas. During 2016, CWEI added proved reserves of 4,077 MBOE through extensions and discoveries, had downward revisions of 168 MBOE and had sales of minerals-in-place of 10,728 MBOE. CWEI also had average net production of 13.7 MBOE per day in 2016, which implies a reserve life of approximately 7.0 years. CWEI held interests in 2,726 gross (1,096.7 net) producing oil and gas wells and owned leasehold interests in approximately 423,000 gross (232,000 net) undeveloped acres at December 31, 2016.

For the year ended December 31, 2016, CWEI had total revenues of approximately $289 million and a net loss of approximately $292 million.

CWEI’s principal offices are located at Six Desta Drive, Suite 3000, Midland, Texas 79705 and its telephone number is (432) 682-6324. CWEI common shares are listed on NYSE, trading under the symbol “CWEI.”

Security Ownership of Certain Beneficial Owners

The following table sets forth, as of March 17, 2017, information with respect to the only persons who were known to CWEI to be beneficial owners of more than five percent of the outstanding CWEI common shares:

Name	Amount and Nature of Beneficial Ownership		Percent of Class
The Williams Children’s Partnership, Ltd.(1)	3,041,412		17.3%
Clayton W. Williams, Jr.(1)	3,110,527	(2)	17.6%
Mel G. Riggs	3,161,037	(3)	17.9%
Ares Management LLC	8,344,869	(4)	42.0%
2000 Avenue of the Stars, 12th Floor
Los Angeles, CA 90067
(1)	The mailing address of The Williams Children’s Partnership, Ltd. and Mr. Williams is 6 Desta Drive, Suite 3000, Midland, Texas 79705. The Williams Children’s Partnership, Ltd. is a family partnership comprised of Mr. Williams’ five adult children.
(2)	Consists of (a) an aggregate of 1,247,488 CWEI common shares owned by CWPLCO, Inc. and beneficially owned by Mr. Williams due to Mr. Williams’ control of CWPLCO, Inc., (b) 1,771,219 CWEI common shares owned by CW Stock Holdco, L.P. and beneficially owned by Mr. Williams due to Mr. Williams’ control of CW Stock Holdco, L.P., (c) 11,044 CWEI common shares owned by Mr. Williams’ wife, (d) 588 CWEI common shares owned by a trust of which Mrs. Williams is trustee, (e) 17,839 CWEI common shares held in CWEI’s 401(k) Plan & Trust over which Mr. Williams exercises investment control, (f) 49,179 CWEI common shares in trusts of which Mr. Williams is the Trustee, (g) 5,749 CWEI common shares in a trust for the benefit of Mr. Williams of which Mrs. Williams is Trustee, and (h) 7,421 CWEI common shares owned by Mr. Williams’ grandchildren for which Mrs. Williams is custodian.
(3)	Includes (a) 3,655 CWEI common shares held in CWEI’s 401(k) Plan & Trust over which Mr. Riggs exercises investment control, (b) 1,382 CWEI common shares over which Mr. Riggs exercises control under a Power of Attorney, (c) 3,041,412 CWEI common shares owned by The Williams Children’s Partnership, Ltd. over which Mr. Riggs exercises investment control, and (d) 100,000 CWEI restricted common shares. Mr. Riggs is the sole member of LPL/Williams GP, LLC, which is the general partner of The Williams Children’s Partnership, Ltd. Mr. Riggs has a pecuniary interest in only 0.002% of the CWEI common shares held by The Williams Children’s Partnership, Ltd. and disclaims beneficial ownership of the remaining 99.998% of the shares.
(4)	Includes warrants currently exercisable for an aggregate of 2,251,364 CWEI common shares. According to an Amendment to Schedule 13D filed with the SEC on January 17, 2017, Ares Management LLC has sole voting power with regard to zero CWEI common shares, shared voting power with regard to 8,344,869 CWEI common shares, sole dispositive power with regard to zero CWEI common shares, and shared dispositive power with regard to 8,344,869 CWEI common shares.

INFORMATION ABOUT MERGER SUB AND NBL PERMIAN

Merger Sub

Merger Sub, an indirect, wholly owned subsidiary of Noble, is a Delaware corporation formed on January 13, 2017, for the purpose of effecting the merger. Upon completion of the merger, Merger Sub will merge with and into CWEI, with CWEI continuing as the surviving corporation and an indirect, wholly owned subsidiary of Noble. Merger Sub has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement, including the preparation of applicable regulatory filings in connection with the merger.

NBL Permian

NBL Permian, an indirect, wholly owned subsidiary of Noble, is a Delaware limited liability company formed on January 13, 2017, for the purpose of effecting the second merger. After completion of the merger of Merger Sub with and into CWEI, CWEI will merge with and into its parent NBL Permian in the second merger, with NBL Permian continuing as the surviving company and an indirect, wholly owned subsidiary of Noble. NBL Permian has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement, including the formation of Merger Sub and the preparation of applicable regulatory filings in connection with the merger.

CWEI SPECIAL MEETING

Date, Time and Place

The CWEI special meeting will be held on April 24, 2017, at 10:00 a.m., Central time, at ClayDesta Conference Center, 6 Desta Drive, Suite 6550, Midland, Texas 79705. On or about       , 2017, CWEI commenced mailing this proxy statement/prospectus and the enclosed form of proxy to its stockholders entitled to vote at the CWEI special meeting.

Purpose of the CWEI Special Meeting

At the CWEI special meeting, CWEI stockholders will be asked to consider and vote solely on the following proposals:

1.	Merger Proposal: To consider and vote on a proposal to adopt the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus;
2.	Adjournment Proposal: To consider and vote on a proposal to approve the adjournment of the CWEI special meeting, if necessary to solicit additional proxies if there are not sufficient votes to approve the merger proposal at the time of the CWEI special meeting; and
3.	Advisory Compensation Proposal: To consider and vote on a proposal to approve, on an advisory (non-binding) basis, the payments that will or may be paid to CWEI’s named executive officers in connection with the merger.

Recommendation of the CWEI Board

The CWEI board has unanimously determined that the merger is advisable and in the best interests of CWEI and its stockholders and unanimously recommends that CWEI stockholders vote:

•	“FOR” the merger proposal;
•	“FOR” the adjournment proposal, if necessary; and
•	“FOR” the advisory compensation proposal.

See “The Merger—CWEI Board Recommendation and Its Reasons for the Merger” beginning on Page 30.

CWEI Record Date; Stock Entitled to Vote

Only CWEI stockholders of record at the close of business on March 23, 2017, which is referred to as the record date, will be entitled to notice of, and to vote at, the CWEI special meeting or any adjournments thereof.

As of             , 2017, the last practicable date before the date of this proxy statement/prospectus, there were           CWEI common shares outstanding. Each CWEI common share outstanding on the record date is entitled to one vote on each proposal to be considered at the CWEI special meeting, in person or by proxy through the internet or by telephone or by a properly executed and delivered proxy with respect to the CWEI special meeting.

A complete list of stockholders entitled to vote at the CWEI special meeting will be available for examination by any CWEI stockholder at CWEI’s headquarters, located at Six Desta Drive, Suite 6500, Midland, Texas 79705, for any purpose germane to the CWEI special meeting, during ordinary business hours for a period of 10 days before the CWEI special meeting and at the CWEI special meeting.

Quorum

A quorum of stockholders represented in person or by proxy at the CWEI special meeting is required to vote on the adoption of the merger agreement and the approval of compensation to be paid to CWEI’s named executive officers in connection with the merger. A quorum requires the presence, in person or by proxy, of the holders of CWEI common shares representing a majority of the votes of all CWEI common shares entitled to vote at the CWEI special meeting. Any abstentions will be treated as present for the purposes of determining whether a quorum exists at the CWEI special meeting. Any broker non-votes will not be treated as present for the purposes of determining whether a quorum exists.

Required Vote

Required Vote to Approve the Merger Proposal (Item 1 on the Proxy Card)

Approval of the merger proposal requires the affirmative vote of holders of a majority of the outstanding CWEI common shares entitled to vote on the merger proposal.

Required Vote to Approve the Adjournment Proposal (Item 2 on the Proxy Card)

Approval of the adjournment proposal requires the affirmative vote of holders of a majority of the CWEI common shares represented at the CWEI special meeting (in person or by proxy) and entitled to vote thereon at the CWEI special meeting.

Required Vote to Approve the Advisory Compensation Proposal (Item 3 on the Proxy Card)

Approval of the advisory compensation proposal requires the affirmative vote of holders of a majority of the CWEI common shares represented at the CWEI special meeting (in person or by proxy) and entitled to vote thereon at the CWEI special meeting.

Treatment of Abstentions; Failure to Vote

For purposes of the CWEI special meeting, an abstention occurs when a CWEI stockholder attends the CWEI special meeting, either in person or by proxy, but abstains from voting or fails to vote.

•	For the merger proposal, an abstention or a failure to submit a proxy card or to vote in person at the CWEI special meeting will have the same effect as a vote “AGAINST” such proposal.
•	For the adjournment proposal, an abstention will have the same effect as a vote “AGAINST” such proposal. A failure to submit a proxy card or to vote in person at the CWEI special meeting will have no effect on the outcome of the vote for the adjournment proposal.
•	For the advisory compensation proposal, an abstention will have the same effect as a vote “AGAINST” such proposal. A failure to submit a proxy card or to vote in person at the CWEI special meeting will have no effect on the outcome of the vote for the advisory compensation proposal, assuming a quorum is present.

Voting of Proxies; Incomplete Proxies

Giving a proxy means that a CWEI stockholder authorizes the persons named in the enclosed proxy card to vote its shares at the CWEI special meeting in the manner it directs. A CWEI stockholder may vote by proxy or in person at the CWEI special meeting. If you hold your CWEI common shares in your name as a stockholder of record, you, as a CWEI stockholder, may submit a proxy:

•	By Telephone: By dialing the toll-free number specified on the proxy card and following the instructions on the proxy card;
•	Via the Internet: By accessing the website specified on the proxy card and following the instructions on the proxy card; or
•	By Mail: By completing and returning the proxy card in the enclosed envelope. The envelope requires no additional postage if mailed in the United States.

CWEI requests that CWEI stockholders submit their proxies over the phone or internet or by completing and returning the accompanying proxy as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy is returned properly executed, the CWEI common shares represented by it will be voted at the CWEI special meeting in accordance with the instructions contained on the proxy card.

If any proxy is properly signed and dated but returned without indication as to how to vote, the CWEI common shares represented by the proxy will be voted as recommended by the CWEI board. Unless a CWEI stockholder checks the box on its proxy card to withhold discretionary authority, the proxyholders may use their discretion to vote on other matters relating to the CWEI special meeting.

Every CWEI stockholder’s vote is important. Accordingly, each CWEI stockholder should sign, date and return the enclosed proxy card, or submit a proxy by telephone or via the Internet, whether or not it plans to attend the CWEI special meeting in person. Proxies must be received by 11:59 p.m., Eastern time, on April 23, 2017.

Shares Held in Street Name; Broker Non-Votes

If you are a CWEI stockholder and your shares are held in an account at a broker or bank or through another nominee, you must instruct the broker or other nominee on how to vote your shares by following the instructions that the broker, bank or other nominee provides to you with this prospectus/proxy statement. Most brokers offer the ability for stockholders to submit voting instructions by mail by completing a voting instruction card, by telephone and via the internet.

If you do not provide voting instructions to your broker or other nominee, your shares will not be voted on any proposal on which your broker or other nominee does not have discretionary authority to vote. This is referred to in this proxy statement/prospectus and in general as a broker non-vote. In these cases, the broker or other nominee cannot register your shares as being present at the CWEI special meeting for purposes of determining a quorum, and will not be able to vote your shares on those matters for which specific authorization is required. Under current NYSE rules, brokers do not have discretionary authority to vote on any of the proposals, including the merger proposal. As a result, a broker non-vote of a CWEI common share will have the same effect as a vote “AGAINST” the merger proposal and will have no effect on the outcome of the vote on the adjournment proposal or the advisory compensation proposal (assuming in the case of the advisory compensation proposal that a quorum is present).

Revocability of Proxies and Changes to a CWEI Stockholder’s Vote

You may revoke your proxy and/or change your vote at any time before your CWEI common shares are voted by proxy at the CWEI special meeting by:

•	sending a written notice, which is received prior to your vote being cast at the CWEI special meeting, to Clayton Williams Energy, Inc., 6 Desta Drive, Suite 6500, Midland, Texas 79705, Attention: Secretary, that bears a date later than the date of the proxy and states that you revoke your proxy;
•	submitting a valid, later-dated proxy by mail, telephone or via the internet that is received prior to your vote being cast at the CWEI special meeting; or
•	attending the CWEI special meeting and voting by ballot in person (your attendance at the CWEI special meeting will not, by itself, revoke any proxy that you have previously given).

If you hold your CWEI common shares through a broker or other nominee, you must follow the directions you receive from your broker or other nominee in order to revoke your proxy or change your voting instructions.

Solicitation of Proxies

This proxy statement/prospectus is furnished in connection with the solicitation of proxies by the CWEI board. CWEI will bear all costs and expenses in connection with the solicitation of proxies. CWEI has engaged Morrow Sodali LLC to assist in the solicitation of proxies for the CWEI special meeting. CWEI estimates it will pay Morrow Sodali LLC a fee of approximately $       for these services.

In addition to solicitation of proxies by mail, proxies may be solicited by CWEI’s officers, directors and regular employees, without additional remuneration, by personal interview, telephone or other means of communication. CWEI may also reimburse brokerage houses, custodians, nominees and fiduciaries for their reasonable expenses incurred in forwarding proxy solicitation materials to beneficial owners of CWEI common shares.

Voting by CWEI Directors and Executive Officers

On       , 2017, the last practicable date before the date of this proxy statement/prospectus, directors and executive officers of CWEI and their affiliates owned and were entitled to vote     CWEI common shares, or approximately    % of the total voting power of the CWEI common shares outstanding on that date. It is currently expected that CWEI’s directors and executive officers will vote their CWEI common shares in favor of each of the proposals to be considered at the CWEI special meeting, although none of them have entered into any agreements obligating them to do so. Clayton W. Williams, Jr. did, however, enter into an agreement pursuant to which he agreed, among other things, not to exercise or assert any appraisal rights under Section 262 of the DGCL in connection with the merger. See “The Merger—Share Ownership of Certain Stockholders; Support and Non-Dissent Agreements—Non-Dissent Agreements” beginning on page 48. In addition, certain of CWEI’s directors, P. Scott Martin, Nathan W. Walton and Ronald D. Scott, are affiliated with Ares Management, certain entity affiliates of which (the Ares stockholders) are holders of CWEI common shares and have entered into a support agreement pursuant to which they agreed, among other things, not to exercise or assert any appraisal rights under Section 262 pf the DGCL in connection with the merger. The Ares stockholders also have agreed, among other things, during the period from January 13, 2017 to and including the date of termination of the merger agreement, if any, to vote all of the CWEI common shares and, if applicable, the CWEI preferred shares, they beneficially own as of the record date of the CWEI special meeting in favor of the merger proposal. See “The Merger—Share Ownership of Certain Stockholders; Support and Non-Dissent Agreements—Support Agreement” beginning on page 47.

Stockholders Should Not Send Certificates with Their Proxies

CWEI stockholders should not send in any stock certificates with the enclosed proxy. At the time of mailing of this proxy statement/prospectus, each record holder of CWEI common shares is also separately being sent an election form. The election form contains instructions for surrendering your CWEI common shares to the exchange agent in exchange for the merger consideration. For information regarding delivery of your stock certificates, if any, see “The Merger Agreement—Exchange and Payment Procedures” and “The Merger Agreement—Election Procedures” beginning on pages 57 and 58, respectively.

Attending the CWEI Special Meeting

Subject to space availability, all CWEI stockholders as of the record date, or their duly appointed proxies, may attend the CWEI special meeting. Since seating is limited, admission to the CWEI special meeting will be on a first-come, first-served basis. Registration and seating will begin at 9:30 a.m., Central time.

If you hold your CWEI common shares in your name as a stockholder of record and you wish to attend the CWEI special meeting, please bring your proxy and evidence of your stock ownership, such as your most recent account statement, to the CWEI special meeting. You should also bring valid picture identification.

If your CWEI common shares are held in “street name” in a stock brokerage account or by a bank or nominee and you wish to attend the CWEI special meeting, you need to bring a copy of a bank or brokerage statement to the CWEI special meeting reflecting your stock ownership as of the record date. You should also bring valid picture identification.

No Other Business

Under CWEI’s bylaws, the business to be conducted at the CWEI special meeting will be limited to the purposes stated in the notice to CWEI stockholders provided with this proxy statement/prospectus and any matters reasonably related thereto.

CWEI PROPOSALS

Item 1.	The Merger Proposal

(Item 1 on Proxy Card)

As discussed throughout this proxy statement/prospectus, CWEI is asking CWEI stockholders to approve the merger proposal. CWEI stockholders should carefully read this proxy statement/prospectus in its entirety, including the annexes, for more detailed information concerning the merger agreement and the merger. In particular, CWEI stockholders are directed to the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus.

The CWEI board recommends a vote “FOR” the merger proposal.

Item 2.	The Adjournment Proposal

(Item 2 on Proxy Card)

The CWEI special meeting may be adjourned to another time or place, if necessary to solicit additional proxies if there are insufficient votes at the time of the CWEI special meeting to approve the merger proposal.

If, at the CWEI special meeting, the number of CWEI common shares present or represented by proxy and voting in favor of the merger is insufficient to approve the merger proposal, CWEI intends to move to adjourn the CWEI special meeting in order to enable the CWEI board to solicit additional proxies for approval of the merger proposal. In that event, CWEI will ask its stockholders to vote only upon the adjournment proposal, and not upon any other proposal.

In this proposal, CWEI is asking CWEI stockholders to authorize the proxy holders, and each of them individually, to adjourn the CWEI special meeting to another time and place for the purpose of soliciting additional proxies. If the CWEI stockholders approve the adjournment proposal, CWEI could adjourn the CWEI special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from CWEI stockholders who have previously voted.

The CWEI board recommends a vote “FOR” the adjournment proposal, if necessary.

Item 3.	The Advisory Compensation Proposal

(Item 3 on Proxy Card)

In this proposal, CWEI is asking its stockholders to approve, on an advisory (non-binding) basis, specified compensation that may be payable to CWEI’s named executive officers in connection with the merger and therefore is asking stockholders to adopt the following resolution:

“RESOLVED, that the compensation that may be paid or become payable to CWEI’s named executive officers in connection with the merger, as disclosed in the table in the section of the proxy statement/prospectus entitled “Interests of CWEI Directors and Executive Officers in the Merger—Quantification of Payments and Benefits to CWEI’s Named Executive Officers,” including the preceding narrative discussion, and the agreements pursuant to which such compensation may be paid or become payable, are hereby APPROVED.”

The advisory vote on executive compensation payable in connection with the merger is a vote separate and apart from the vote to adopt the merger agreement, and approval of such executive compensation is not a condition to completion of the merger. Accordingly, you may vote to approve the merger proposal and vote not to approve the advisory executive compensation and vice versa. Because the vote is advisory in nature only, it will not be binding on either CWEI or Noble. Accordingly, to the extent CWEI or Noble is contractually obligated to pay the compensation, the compensation will be payable to the named executive officers, subject only to the conditions applicable thereto, if the merger proposal is approved and the merger completed, regardless of the outcome of the advisory vote.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information is derived from the historical consolidated financial statements of Noble and CWEI, and has been adjusted to reflect the proposed merger of Noble and CWEI. Certain of CWEI’s historical amounts have been reclassified to conform to Noble’s financial statement presentation. The unaudited pro forma combined balance sheet as of December 31, 2016 gives effect to the merger as if the merger had been completed on December 31, 2016. The unaudited pro forma combined statement of operations for the year ended December 31, 2016 gives effect to the merger as if the merger had been completed on January 1, 2016.

The unaudited pro forma combined financial statements reflect the following merger-related pro forma adjustments, based on available information and certain assumptions that Noble believes are reasonable:

•	Noble’s merger with CWEI, which will be accounted for using the acquisition method of accounting;
•	the exchange of CWEI’s outstanding equity awards, including warrants and stock options for Noble common stock, and restricted stock awards for similar Noble awards;
•	the assumption of liabilities for transaction-related expenses;
•	the recognition of estimated tax impacts of the pro forma adjustments; and
•	the repayment of CWEI’s term loan with Ares Management at or prior to closing.

Assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with the unaudited pro forma combined financial statements. In Noble’s opinion, all adjustments that are necessary to present fairly the pro forma information have been made.

The unaudited pro forma combined financial information does not purport to represent what Noble’s financial position or results of operations would have been had the merger actually been consummated on the assumed dates nor is it indicative of Noble’s future financial position or results of operations. The unaudited pro forma combined financial information does not reflect future events that may occur after the merger, including, but not limited to, the anticipated realization of ongoing savings from operating efficiencies. These unaudited pro forma combined financial statements should be read in conjunction with the historical consolidated financial statements and related notes of Noble and CWEI for the periods presented.

Noble Energy, Inc.
Unaudited Pro Forma Condensed Combined Balance Sheet
As of December 31, 2016
(In millions, except per share amounts)

	Noble Historical	CWEI Historical	Pro Forma Adjustments		Noble Pro Forma Combined
Current Assets
Cash and Cash Equivalents	$1,180	$573	$(526)	(a)	$1,227
Accounts Receivable, net	615	24	—		639
Commodity Derivative Assets, Current	—	—	—		—
			(22)	(b)
Other Current Assets	160	35	(7)	(d)	166
Total Current Assets	1,955	632	(555)		2,032
Property, Plant and Equipment
Oil and Gas Properties	30,355	1,717	836	(b)	32,908
Property, Plant and Equipment, Other	909	202	(202)	(b)	909
Total Property, Plant and Equipment, Gross	31,264	1,919	634		33,817
Accumulated Depreciation, Depletion and Amortization	(12,716)	(1,063)	1,063	(c)	(12,716)
Total Property, Plant and Equipment, Net	18,548	856	1,697		21,101
Goodwill	—	—	1,314	(b)	1,314
Other Noncurrent Assets	508	7	—		515
Total Assets	$21,011	$1,495	$2,456		$24,962

Current Liabilities
Accounts Payable - Trade	$736	$67	$—		$803
Other Current Liabilities	742	41	23	(a)	806
Total Current liabilities	1,478	108	23		1,609
Long-Term Debt	7,011	848	318	(a)	8,177
Deferred Income Taxes, Noncurrent	1,819	77	(7)	(b)(d)	2,584
			695	(b)(d)
Other Noncurrent Liabilities	1,103	301	(247)	(a)	1,157
Total Liabilities	11,411	1,334	782		13,527

Stockholders’ Equity
Preferred Stock	—	—	—		—
Common Stock	5	2	(2)	(f)	5
Additional Paid in Capital	6,450	305	(305)	(g)	8,320
			1,870	(f)
Accumulated Other Comprehensive Loss	(31)	—	—		(31)
Treasury Stock	(692)	—	—		(692)
Retained Earnings	3,556	(146)	146	(g)	3,521
			(35)	(e)
Total Stockholders’ Equity	9,288	161	1,674		11,123
Noncontrolling Interests	312	—	—		312
Total Equity	9,600	161	1,674		11,435

Total Liabilities and Shareholders’ Equity	$21,011	$1,495	$2,456		$24,962

The accompanying notes are an integral part of these unaudited pro forma financial statements.

Noble Energy, Inc.
Unaudited Pro Forma Condensed Combined Statement of Operations
For the Year Ended December 31, 2016
(In millions, except per share amounts)

	Noble Historical	CWEI Historical	Pro Forma Adjustments		Noble Pro Forma Combined
Revenues
Oil, Gas and NGL Sales	$3,389	$289	$(129)	(i)	$3,549
Income from Equity Method Investees	102	—	—		102
Other	—	—	—		—
Total	3,491	289	(129)		3,651
Costs and Expenses
Production Expense	1,083	71	—		1,154
Exploration Expense	925	4	—		929
Depreciation, Depletion and Amortization	2,454	150	(99)	(h)	2,505
General and Administrative	399	23	—		422
Asset Impairments	92	8	—		100
Other Operating Expense, Net	(166)	11	(129)	(i)	(284)
Total	4,787	267	(228)		4,826
Operating Income (Loss)	(1,296)	22	99		(1,175)
Other (Income) Expense
(Gain) Loss on Commodity Derivative Instruments	139	20	—		159
Interest, Net of Amount Capitalized	328	94	(31)	(j)	391
Other Non-Operating (Income) Expense, Net	9	230	(230)	(k)	9
Total	476	344	(261)		559
Income (Loss) Before Income Taxes	(1,772)	(322)	360		(1,734)
Income Tax (Benefit) Provision	(787)	(30)	45	(l)	(772)
Net Income (Loss) Including Noncontrolling Interests	$(985)	$(292)	$315		$(962)
Less: Net Income Attributable to Noncontrolling Interests	13	—	—		13
Net Income (Loss) Attributable to Noble Energy	$(998)	$(292)	$315		$(975)
Earnings (Loss) Per Share, Basic	$(2.32)				$(2.02)
Earnings (Loss) Per Share, Diluted	$(2.32)				$(2.02)
Weighted Average Number of Shares Outstanding
Basic	430		53	(m)	483
Diluted	430		53	(m)	483

The accompanying notes are an integral part of these unaudited pro forma financial statements.

Noble Energy, Inc.
Notes to Unaudited Pro Forma Combined Financial Statements

Note 1. Basis of Presentation

The unaudited pro forma combined financial information has been derived from the historical consolidated financial statements of Noble and CWEI. Certain of CWEI’s historical amounts have been reclassified to conform to Noble’s financial statement presentation. The unaudited pro forma combined balance sheet as of December 31, 2016 gives effect to the merger as if the merger had been completed on December 31, 2016. The unaudited pro forma combined statement of operations for the year ended December 31, 2016 gives effect to the merger as if the merger had been completed on January 1, 2016.

The unaudited pro forma combined financial statements reflect pro forma adjustments that are described in the accompanying notes and are based on available information and certain assumptions that Noble believes are reasonable, however, actual results may differ from those reflected in these statements. In Noble’s opinion, all adjustments that are necessary to present fairly the pro forma information have been made. The following unaudited pro forma combined statements do not purport to represent what the combined company’s financial position or results of operations would have been if the transaction had actually occurred on the dates indicated above, nor are they indicative of Noble’s future financial position or results of operations. These unaudited pro forma combined financial statements should be read in conjunction with the historical consolidated financial statements and related notes of Noble and CWEI for the periods presented.

Note 2. Unaudited Pro Forma Combined Balance Sheet

The merger will be accounted for using the acquisition method of accounting for business combinations. The allocation of the preliminary estimated purchase price is based upon management’s estimates of and assumptions related to the fair value of assets to be acquired and liabilities to be assumed as of December 31, 2016 using currently available information. Due to the fact that the unaudited pro forma combined financial information has been prepared based on these preliminary estimates, the final purchase price allocation and the resulting effect on financial position and results of operations may differ significantly from the pro forma amounts included herein. Noble expects to finalize its allocation of the purchase consideration as soon as practicable after completion of the proposed transaction.

The preliminary purchase price allocation is subject to change due to several factors, including but not limited to:

•	changes in the estimated fair value of the Noble common stock consideration transferred to CWEI stockholders, based on Noble’s share price at the date of closing;
•	changes in the estimated fair value of CWEI’s assets acquired and liabilities assumed as of the date of the transaction, which could result from changes in future oil and gas commodity prices, reserve estimates, interest rates, and other factors; and
•	the tax bases of CWEI’s assets and liabilities as of the closing date of the transaction.

The preliminary consideration to be transferred, fair value of assets acquired and liabilities assumed and resulting goodwill expected to be recorded is as follows:

Preliminary Purchase Price Allocation (In millions)
Consideration:
Fair value of Noble’s common stock to be issued(1)	$1,630
Fair value of CWEI restricted stock awards to be converted to Noble restricted stock awards(2)	48
Fair value of CWEI options to be converted to Noble common shares(3)	15
Fair value of CWEI warrants to be converted to Noble common shares(4)	177
Cash consideration paid to CWEI stockholders	665
Total Consideration	$2,535

Preliminary Purchase Price Allocation (In millions)
Fair value of liabilities assumed:
Accounts Payable-Trade	$67
Other Current Liabilities	29
Deferred Income Taxes, Current	—
Deferred Income Taxes, Noncurrent	772
Long-Term Debt	500
Asset Retirement Obligations	47
Other Noncurrent Liabilities	9
Amount attributable to liabilities assumed as of December 31, 2016	$1,424
Fair value of assets acquired
Cash and Cash Equivalents	$48
Accounts Receivable, net	24
Inventory, Prepaids and Other	13
Commodity Derivative Assets	—
Oil and Gas Properties	2,553
Property, Plant and Equipment, Other	—
Other Assets	7
Amount attributable to assets acquired as of December 31, 2016	$2,645
Goodwill as of December 31, 2016	$1,314
(1)	Based on 48,070,486 Noble common shares at $33.91 per share (closing price as of March 16, 2017).
(2)	Based on 1,428,216 Noble common shares at $33.91 per share (closing price as of March 16, 2017).
(3)	Based on 441,268 Noble common shares computed using a 10-day average closing price of Noble common shares at March 16, 2017.
(4)	Based on 5,223,751 Noble common shares computed using a 10-day volume-weighted average price of CWEI common shares at March 16, 2017.

Noble has agreed to acquire CWEI for cash consideration of approximately $665 million and per-share consideration consisting of 2.7874 Noble common shares for each outstanding CWEI common share, including CWEI’s outstanding equity awards which will result in Noble issuing approximately $1.9 billion of common shares. Based on the closing price of Noble common shares of $33.91 on March 16, 2017, the proposed transaction has a preliminary value of approximately $4.0 billion, including the fair value of CWEI’s long-term debt assumed of $500 million.

Goodwill recognized is primarily attributable to the excess of the consideration transferred over the acquisition-date identifiable assets acquired net of liabilities assumed, measured in accordance with GAAP. Because the merger will be non-taxable, CWEI’s tax basis in the assets and liabilities will carry over to Noble.

From the date prior to the transaction’s initial public announcement to March 16, 2017, the preliminary value of Noble’s purchase consideration to be transferred had decreased approximately $192 million, as a result of the decrease in Noble’s share price from $37.39 to $33.91. The final value of Noble consideration will be determined based on the actual number of Noble common shares issued and the market price of Noble common shares on the closing date of the merger. A ten percent increase or decrease in the closing price of Noble common shares, as compared to the March 16, 2017 closing price of $33.91, would increase or decrease the purchase price by approximately $187 million, assuming all other factors are held constant.

The following adjustments have been made to the accompanying unaudited pro forma combined balance sheet as of December 31, 2016:

(a)	Reflects various adjustments made to reflect the following items:
•	a $526 million decrease to cash to reflect the repayment of CWEI’s term loan with Ares Management of $377 million, accrued interest of approximately $12 million and the make whole payment of approximately $137 million at or prior to closing, using cash on hand;

•	a net increase of $318 million to long term debt reflects the draw on Noble’s credit facility of $665 million incurred to finance the cash portion of the merger consideration less the effects of extinguishing CWEI’s outstanding debt of $377 million related to the Ares Management notes upon consummation of the merger and elimination of approximately $30 million of debt issuance costs.
•	a $247 million decrease to other non-current liabilities to reflect the Ares Management warrants conversion into Noble common shares to effect the transaction.
(b)	The allocation of the estimated fair value of consideration transferred (based on the closing price of Noble common shares as of March 16, 2017) to the estimated fair value of the assets acquired and liabilities assumed resulted in the following purchase price allocation adjustments:
•	a $22 million decrease in inventory to reflect estimated fair value associated with the transaction;
•	an $836 million increase in CWEI’s gross book basis of oil and gas properties and a $202 million decrease in CWEI’s gross book basis of other property, plant and equipment to reflect them at fair value;
•	$1.31 billion in goodwill associated with the transaction; and
•	a net $688 million increase in deferred tax liabilities associated with the transaction.
(c)	Reflects the elimination of CWEI’s historical accumulated depreciation, depletion and amortization (“DD&A”) balances.
(d)	Reflects the netting of CWEI’s $7 million federal current deferred tax asset against $772 million of non-current deferred tax liability resulting from the step-up in book basis of oil and gas properties.
(e)	Reflects the impact of estimated transaction costs of $35 million expected to be incurred by Noble and CWEI in connection with the merger, including estimated underwriting, banking, legal and accounting fees that are not capitalizable as part of the transaction as well as severance costs resulting from double trigger arrangements following the merger. These costs are not reflected in the historical December 31, 2016 balance sheets of Noble and CWEI, but are reflected in the unaudited pro forma balance sheet as an increase to liabilities and a reduction of equity as they will be expensed by Noble and CWEI as incurred. These amounts and their corresponding tax effect have not been reflected in the pro forma statements of operations due to their nonrecurring nature.
(f)	Reflects the estimated increase in Noble’s common stock and additional paid-in capital resulting from the issuance of Noble common shares to CWEI stockholders to effect the transaction as follows (in millions, except share and per share amounts):
Noble common shares to be issued	48,070,486
Noble common shares to be issued subject to CWEI equity awards and warrants	7,093,234
Total shares to be issued	55,163,720
Price per share of Noble’s common stock on March 16, 2017	$33.91
Fair value of common stock and equity based awards to be issued	$1,678
Fair value of CWEI options to be converted to Noble common shares	$15
Fair value of CWEI warrants to be converted to Noble common shares	$177
Total fair value of Noble equity to be issued	$1,870
Increase in Noble’s common stock ($0.01 par value per share) as of December 31, 2016	$1
Increase in Noble’s additional paid-in capital as of December 31, 2016	$1,870
(g)	Reflects the elimination of CWEI’s historical equity balances in accordance with the acquisition method of accounting.

Note 3. Adjustments to the Unaudited Pro Forma Combined Statements of Operations

The following adjustments have been made to the accompanying unaudited pro forma combined statements of operations for the year ended December 31, 2016:

(h)	Reflects the elimination of CWEI’s DD&A expense offset by the impact of DD&A expense calculated using Noble’s amortization rate.
(i)	Reflects amounts related to Midstream revenues and gains on sale of assets reclassified out of CWEI’s revenues to conform to Noble’s accounting policy.
(j)	Reflects the elimination of CWEI’s interest expenses related to the Ares Management notes repaid prior to closing date, offset with interest expenses resulting from drawing on Noble’s revolver to fund the cash portion of the merger consideration.
(k)	Reflects the elimination of CWEI’s loss resulted from change in fair value of their warrants.
(l)	Reflects the income tax effects of the pro forma adjustments presented.
(m)	Reflects Noble common shares estimated to be issued to CWEI’s stockholders.

Note 4. Supplemental Pro Forma Oil, Natural Gas and NGL Reserves Information

The following tables present the estimated pro forma combined net proved developed and undeveloped oil, natural gas and NGL reserves as of December 31, 2016, along with a summary of changes in quantities of net remaining proved reserves during the year ended December 31, 2016. The pro forma reserve information set forth below gives effect to the merger as if the merger had been completed on January 1, 2016.

	Crude Oil and Condensate (MMBbls)
	Noble Historical United States	CWEI Historical	Noble Pro Forma Combined United States	Noble Historical Equatorial Guinea	Noble Historical Other Int’l	Noble Pro Forma Combined Total
Balance - December 31, 2015	256	33	289	48	3	340
Revisions of Previous Estimates	14	1	15	(4)	—	11
Extensions, Discoveries and Other Additions	66	3	69	—	—	69
Purchase of Minerals-in-Place	—	—	—	—	—	—
Sale of Minerals-in-Place	(4)	(9)	(13)	—	—	(13)
Production	(36)	(4)	(40)	(10)	—	(50)
Balance - December 31, 2016	296	24	320	34	3	357

Proved Developed Reserves as of
December 31, 2015	137	25	162	34	3	199
December 31, 2016	138	15	153	34	3	190
Proved Undeveloped Reserves as of
December 31, 2015	119	8	127	14	—	141
December 31, 2016	158	9	167	—	—	167

	Natural Gas and Casinghead Gas (Bcf)
	Noble Historical United States	CWEI Historical	Noble Pro Forma Combined United States	Noble Historical Equatorial Guinea	Noble Historical Israel	Noble Historical Other Int’l	Noble Pro Forma Combined Total
Balance - December 31, 2015	2,711	48	2,759	534	2,304	—	5,597
Revisions of Previous Estimates	181	(4)	177	38	(3)	—	212
Extensions, Discoveries and Other Additions	492	4	496	—	—	—	496
Purchase of Minerals-in-Place	—	—	—	—	—	—	—
Sale of Minerals-in-Place	(224)	(9)	(233)	—	(214)	—	(447)
Production	(322)	(5)	(327)	(86)	(103)	—	(516)
Balance - December 31, 2016	2,838	34	2,872	486	1,984	—	5,342

Proved Developed Reserves as of
December 31, 2015	1,813	40	1,853	247	1,879	—	3,979
December 31, 2016	1,817	25	1,842	486	1,600	—	3,928
Proved Undeveloped Reserves as of
December 31, 2015	898	8	906	287	425	—	1,618
December 31, 2016	1,021	9	1,030	—	384	—	1,414
	NGLs (MMBbls)
	Noble Historical United States	CWEI Historical	Noble Pro Forma Combined United States	Noble Historical Equatorial Guinea	Noble Historical Other Int’l	Noble Pro Forma Combined Total
Balance - December 31, 2015	176	5	181	13	—	194
Revisions of Previous Estimates	16	—	16	1	—	17
Extensions, Discoveries and Other Additions	31	1	32	—	—	32
Purchase of Minerals-in-Place	4	—	4	—	—	4
Sale of Minerals-in-Place	—	(1)	(1)	—	—	(1)
Production	(20)	—	(20)	(2)	—	(22)
Balance - December 31, 2016	207	5	212	12	—	224

Proved Developed Reserves as of
December 31, 2015	101	4	105	5	—	110
December 31, 2016	113	3	116	12	—	128
Proved Undeveloped Reserves as of
December 31, 2015	75	1	76	8	—	84
December 31, 2016	94	2	96	—	—	96

The pro forma standardized measure of discounted future net cash flows relating to proved oil, natural gas and NGL reserves as of December 31, 2016 is as follows (in millions):

	Noble Historical United States	CWEI Historical	Noble Pro Forma Combined United States	Noble Historical Equatorial Guinea	Noble Historical Israel	Noble Historical Other Int’l	Noble Pro Forma Combined Total
December 31, 2016
Future Cash Inflows	$19,924	$1,036	$20,960	$1,851	$10,159	$—	$32,970
Future Production Costs	8,756	424	9,180	1,001	764	—	10,945
Future Development Costs	4,813	214	5,027	83	725	100	5,935
Future Income Tax Expense	941	12	953	141	4,228	—	5,322
Future Net Cash Flows	5,414	386	5,800	626	4,442	(100)	10,768
10% Annual Discount for Estimated Timing of Cash Flows	2,308	227	2,535	84	2,329	(25)	4,923
Standardized Measure of Discounted Future Net Cash Flows	$3,106	$159	$3,265	$542	$2,113	$(75)	$5,845

The changes in the pro forma standardized measure of discounted future net cash flows relating to proved oil, natural gas and NGL reserves for the year ended December 31, 2016 are as follows (in millions):

	Noble Historical	CWEI Historical	Noble Pro Forma Combined Total
December 31, 2016
Standardized Measure of Discounted Future Net Cash Flows, Beginning of Year	$6,628	$390	$7,018
Changes in Standardized Measure of Discounted Future Net Cash Flows
Sales of Oil and Gas Produced, Net of Production Costs	(2,230)	(84)	(2,314)
Net Changes in Prices and Production Costs	(593)	(72)	(665)
Extensions, Discoveries and Improved Recovery, Less Related Costs	463	40	503
Changes in Estimated Future Development Costs	(373)	10	(363)
Development Costs Incurred During the Period	1,090	(2)	1,088
Revisions of Previous Quantity Estimates	364	—	364
Purchases of Minerals-in-Place	161	—	161
Sales of Minerals-in-Place	(951)	(147)	(1,098)
Accretion of Discount	919	44	963
Net Changes in Income Taxes	414	9	423
Change in Timing of Estimated Future Production and Other	(206)	(29)	(235)
Aggregate Change in Standardized Measure of Discounted Future Net Cash Flows	(942)	(231)	(1,173)
Standardized Measure of Discounted Future Net Cash Flows, End of Year	$5,686	$159	$5,845

DESCRIPTION OF NOBLE CAPITAL STOCK

This section of this proxy statement/prospectus summarizes the material terms of Noble’s capital stock that will be in effect if the merger is completed. You are encouraged to read the Noble certificate of incorporation, which is incorporated by reference as Exhibit 3.1 to this proxy statement/prospectus, the Noble bylaws, which are incorporated by reference as Exhibit 3.2 to this proxy statement/prospectus, and the DGCL for greater detail on the provisions that may be important to you. All references within this section to common shares and preferred shares mean the common shares and preferred shares, respectively, of Noble unless otherwise noted.

Authorized Capital Stock of Noble

The Noble certificate of incorporation provides that the total number of shares of capital stock which may be issued by Noble is 1,004,000,000, and the designation, the number of authorized shares and the par value of the shares of each class or series is as follows:

Designation	Class	No. of Shares Authorized	No. of Shares Issued and Outstanding	Par Value
Common Stock	Common	1,000,000,000	430,524,340	$0.01
Preferred Stock	Preferred	4,000,000	0	$1.00

All outstanding Noble common shares are fully paid and nonassessable.

Description of Noble Common Stock

Dividends

Holders of Noble common shares are entitled to receive dividends when, as and if declared by Noble’s board of directors, out of funds legally available for their payment (subject to the rights of holders of the preferred stock, if any).

Voting Rights

Each holder of Noble common shares is entitled to one vote per share. Subject to the rights, if any, of the holder of any series of preferred stock pursuant to applicable law or the provisions of the certificate of designations creating that series, all voting rights are vested in the holders of shares Noble common shares. The holders of Noble’s common shares are not entitled to cumulate their votes for the election of directors. The Noble board of directors is not classified.

Generally, the vote of the holders of a majority of the total number of votes of Noble capital stock represented at a meeting and entitled to vote on a matter is required in order to approve such matter. Certain extraordinary transactions and other actions require supermajority votes, including but not limited to the supermajority voting provisions described in “—Delaware Anti-takeover Law” beginning on page 101.

Rights Upon Liquidation

In the event of Noble’s voluntary or involuntary liquidation, dissolution or winding up, the holders of Noble common shares will be entitled to share equally in any of Noble’s assets available for distribution after the payment in full of all debts and distributions and after the holders of all series of outstanding preferred stock, if any, have received their liquidation preferences in full.

Miscellaneous

Holders of Noble common shares are not entitled to preemptive rights. Noble common shares are not convertible into shares of any other class of capital stock. There are no redemption, purchase, retirement or sinking fund provisions applicable to the Noble common shares. The approval of 75% of Noble’s outstanding voting stock is required for a merger or consolidation or the sale of all or substantially all of Noble’s assets.

Transfer Agent

The transfer agent and registrar for Noble’s common stock is Wells Fargo Shareowner Services, P.O. Box 64874, St. Paul, MN 55164-0874.

Delaware Anti-takeover Law

Noble is subject to Section 203 of the DGCL. Section 203 provides that, subject to certain exceptions specified in the law, a Delaware corporation shall not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder unless:

•	prior to such time, the Noble board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock outstanding at the time the transaction commenced, excluding certain shares; or
•	at or subsequent to that time, the business combination is approved by the Noble board of directors and by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, beneficially owns, or within the previous three years did own, 15% or more of Noble’s voting stock.

Under certain circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. The provisions of Section 203 may encourage companies interested in acquiring Noble to negotiate in advance with the Noble board of directors because the stockholder approval requirement would be avoided if the Noble board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Description of Noble Preferred Stock

Noble’s certificate of incorporation authorizes the Noble board of directors to cause preferred stock to be issued in one or more series, without stockholder action.

Noble’s board of directors is authorized to determine the number of shares of each series, and the rights, preference and limitations of each series. Noble may amend its certificate of incorporation to increase the number of authorized shares of preferred stock in a manner permitted by the certificate of incorporation and the DGCL.

The particular terms of any series of preferred stock will be set by Noble’s board of directors for that series of preferred stock. Those terms may include:

(1)	The number of shares of the series of preferred stock being offered;
(2)	Voting rights, if any, of the series of preferred stock;
(3)	The title and liquidation preference per share of that series of the preferred stock;
(4)	The purchase price of the preferred stock;
(5)	The dividend rate (or method for determining dividend rates);
(6)	The dates on which dividends will be paid;
(7)	Whether dividends on that series of preferred stock will be cumulative or noncumulative and, if cumulative, the dates from which dividends will begin to accumulate;
(8)	Any redemption or sinking fund provisions applicable to that series of preferred stock;
(9)	Any conversion provisions applicable to that series of preferred stock; and
(10)	Any additional dividend, liquidation, redemption, sinking fund and other rights and restrictions applicable to that series of preferred stock.

The following summary is not complete. You should refer to the certificate of designations relating to the series of the preferred stock for the complete terms of that preferred stock.

The preferred stock will, when issued, be fully paid and nonassessable. Unless otherwise specified in the terms of the preferred stock series, if Noble liquidates, dissolves or winds-up its business, each series of preferred stock will have the same rank as to dividends and distributions as each other series of the preferred stock Noble may issue in the future. The preferred stock will have no preemptive rights.

Dividend Rights

Holders of preferred stock of each series will be entitled to receive, when, as and if declared by the Noble board of directors, cash dividends at the rates and on the dates set forth by the board of directors. Dividend rates may be fixed or variable or both. Different series of preferred stock may be entitled to dividends at different dividend rates or based upon different methods of determination. Each dividend will be payable to the holders of record as they appear on Noble’s stock books on record dates determined by Noble’s board of directors.

Dividends on any series of the preferred stock may be cumulative or noncumulative, as specified in the terms of the preferred stock. If the Noble board of directors fails to declare a dividend on any series of preferred stock for which dividends are noncumulative, then the right to receive that dividend will be lost, and Noble will have no obligation to pay the dividend for that dividend period, whether or not dividends are declared for any future dividend period.

Noble may not declare or pay any full dividends on any series of preferred stock, unless Noble has declared and paid, or contemporaneously declares and pays, full dividends for the dividend period commencing after the immediately preceding dividend payment date (and cumulative dividends still owing, if any) on all other series of preferred stock that have the same rank as, or rank senior to, that preferred stock. When Noble does not pay those dividends in full, Noble will declare dividends pro rata, so that the amount of dividends declared per share on that series of preferred stock and on each other series of preferred stock having the same rank as, or ranking senior to, that series of preferred stock will in all cases bear to each other the same ratio that accrued dividends per share on that series of preferred stock and the other preferred stock bear to each other. In addition, Noble generally may not declare or pay any dividends on Noble common shares or redeem or purchase any Noble common shares, unless it has paid full dividends, including cumulative dividends still owing, if any, on all outstanding shares of any series of preferred stock. Noble will not pay any interest, or sum of money in lieu of interest, in connection with any dividend payment or payments that may be in arrears.

Unless otherwise described in the terms of the preferred stock, Noble will compute the amount of dividends payable for each dividend period by annualizing the applicable dividend rate and dividing by the number of dividend periods in a year, except that Noble will compute the amount of dividends payable for the initial dividend period or any period shorter than a full dividend period on the basis of a 360-day year consisting of twelve 30-day months and, for any period less than a full month, the actual number of days elapsed in the period.

Rights Upon Liquidation

If Noble liquidates, dissolves or winds-up its affairs, either voluntarily or involuntarily, the holders of each series of preferred stock will be entitled to receive liquidating distributions in the amount set forth in the terms relating to that series of preferred stock, plus an amount equal to accrued and unpaid dividends, if any, before any distribution of assets is made to the holders of Noble common shares. If the amounts payable with respect to preferred stock of any series and any stock having the same rank as that series of preferred stock are not paid in full, the holders of preferred stock and of the other stock will share ratably in any distribution of assets in proportion to the full respective preferential amounts to which they are entitled. After the holders of each series of preferred stock and any stock having the same rank as the preferred stock are paid in full, they will have no right or claim to any of Noble’s remaining assets. Neither the sale of all or substantially all our property or business nor a merger or consolidation by Noble with any other corporation will be considered a dissolution, liquidation or winding up of Noble’s business or affairs.

Redemption

A series of preferred stock may be redeemable, in whole or in part, at Noble’s option. In addition, any series of preferred stock may be subject to mandatory redemption pursuant to a sinking fund. Any redemption provisions that apply to a series of preferred stock, including the redemption dates and the redemption prices for that series, will be set forth in the terms relating to that series.

If a series of preferred stock is subject to mandatory redemption, the terms relating to the series will specify the year Noble can begin to redeem shares of the preferred stock, the number of shares of the preferred stock Noble can redeem each year, and the redemption price per share. Noble may pay the redemption price in cash, stock or in cash that it has received specifically from the sale of its capital stock, as specified in the terms of the preferred stock. If the redemption price is to be paid only from the proceeds of the sale of Noble’s capital stock, the terms of the series of preferred stock may also provide that, if no capital stock is sold or if the amount of cash received is insufficient to pay in full the redemption price then due, the series of preferred stock will automatically be converted into shares of the applicable capital stock pursuant to conversion provisions specified in the terms of the preferred stock.

If fewer than all the outstanding shares of any series of preferred stock are to be redeemed, whether by mandatory or optional redemption, Noble’s board of directors will determine the method for selecting the shares to be redeemed, which may be by lot or pro rata or by any other method determined to be equitable. From and after the redemption date, dividends will cease to accrue on the shares of preferred stock called for redemption and all rights of the holders of those shares (except the right to receive the redemption price) will cease.

If Noble has not paid full dividends, including accrued but unpaid dividends, if any, on any series of preferred stock, Noble may not redeem that series in part and Noble may not purchase or acquire any shares of that series of preferred stock, except by any offer made on the same terms to all holders of that series of preferred stock.

Voting Rights

Except as indicated in the terms of the preferred stock, or except as expressly required by applicable law, the holders of preferred stock will not be entitled to vote.

COMPARISON OF RIGHTS OF STOCKHOLDERS OF CWEI AND NOBLE

Both Noble and CWEI are incorporated under the laws of the State of Delaware and, accordingly, the rights of stockholders of each are currently governed by the DGCL. Noble, representing the combined company, will continue to be a Delaware corporation governed by the DGCL following completion of the merger.

Upon completion of the merger, CWEI stockholders will become Noble stockholders. The rights of former CWEI stockholders as Noble stockholders will therefore be governed by the DGCL and the certificate of incorporation and bylaws of Noble, each as amended from time to time.

The following description summarizes the material differences that may affect the rights of stockholders of Noble and CWEI, but is not a complete statement of all those differences, or a complete description of the specific provisions referred to in this summary. Stockholders should read carefully the relevant provisions of the DGCL and the respective certificates of incorporation and bylaws of Noble and CWEI. For more information on how to obtain the documents that are not attached to this proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 112.

	Rights of CWEI Stockholders	Rights of Noble Stockholders
Outstanding Capital Stock
CWEI has outstanding only one class of common stock. Holders of CWEI common shares are entitled to all of the respective rights and obligations provided to common stockholders under Delaware law and CWEI’s certificate of incorporation and bylaws.

Noble has outstanding only one class of common stock. Holders of Noble common shares are entitled to all of the respective rights and obligations provided to common stockholders under Delaware law and Noble’s certificate of incorporation and bylaws.

Authorized Capital Stock
The authorized capital stock of CWEI consists of 30,000,000 shares of common stock, $0.10 par value per share, and 3,000,000 shares of preferred stock, $0.10 par value per share. As of           , 2017, 3,500 CWEI preferred shares were outstanding.

The authorized capital stock of Noble consists of 1,000,000,000 shares of common stock, $0.01 par value per share, and 4,000,000 shares of preferred stock, $1.00 par value per share. As of           , 2017, no Noble preferred shares were outstanding and Noble has no present plans to issue any Noble preferred shares.

Special Meetings of Stockholders	Under the DGCL, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or bylaws.

CWEI’s bylaws provide that a special meeting of stockholders may be called by the CWEI board, the chairman of the CWEI board, the chief executive officer, the president, or the executive vice president, if one is elected.

Noble’s bylaws provide that a special meeting of stockholders may be called by the president and shall be called by the president or secretary at the request in writing of a majority of the Noble directors or at the request in writing of stockholders owning a majority in amount of the entire capital stock of Noble issued and outstanding and entitled to vote.

Stockholder Proposals and Nominations of Candidates for Election to the Board of Directors
CWEI’s bylaws allow stockholders to propose business to be brought before an annual meeting and allow stockholders who are entitled to vote in the election of directors to nominate candidates for election to the CWEI board.

Noble’s bylaws allow stockholders to propose business to be brought before an annual meeting and allow stockholders who are entitled to vote in the election of directors to nominate candidates for election to the Noble board of directors.

Rights of CWEI Stockholders	Rights of Noble Stockholders
Such proposals and nominations, however, may only be brought by a stockholder who has given timely notice in proper written form to CWEI’s secretary prior to the meeting.	Such proposals and nominations, however, may only be brought by a stockholder who has given timely notice in proper written form to Noble’s corporate secretary prior to the meeting.

In connection with an annual meeting, to be timely, notice of such proposals and nominations must be received at the principal executive offices of CWEI not later than the 120th day before the anniversary date of the proxy statement released to stockholders in connection with the immediately preceding annual meeting of stockholders; provided, however, that in the event no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than 30 days from the date contemplated at the time of the previous year’s proxy statement, notice by the stockholder, to be timely, must be so received a reasonable time before the solicitation is made.

In connection with an annual meeting, to be timely, notice of such proposals and nominations must be received by Noble’s corporate secretary not less than 120 days and not earlier than 150 days prior to the anniversary date of the mailing of the proxy materials for the immediately preceding annual meeting of stockholders; provided, however, that if no annual meeting was held the previous year or the date of the annual meeting is more than 30 days before or more than 60 days after the anniversary date, the notice by the stockholder must be received not less than 90 days and not earlier than 120 days prior to the date of such annual meeting, or if the first public announcement of the date of such annual meeting is less than 100 days before the annual meeting, the tenth day following the earlier of the day on which notice of the meeting date was mailed or public announcement of the meeting date was made by Noble.

The business to be transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice therefor.
In connection with a special meeting, if the Noble board of directors has previously determined that directors are to be elected at a special meeting, a stockholder may submit nominations so long as notice of such nomination is received by Noble’s corporate secretary not less than 120 days and not earlier than 150 days prior to the date of such special meeting, or, if the first public announcement of the date of such special meeting is less than 100 days before the date of the special meeting, the tenth day following the day on which public announcement was first made and, if applicable, of the nominees proposed by the board of directors to be elected at such meeting.

	Rights of CWEI Stockholders	Rights of Noble Stockholders
Stockholder Action by Written Consent
The DGCL allows action by written consent to be made by the holders of the minimum number of votes that would be needed to approve such a matter at an annual or special meeting of stockholders if all shares entitled to vote thereat were present and voted, unless this right to act by written consent is denied in the certificate of incorporation.

CWEI’s certificate of incorporation and bylaws provide that the stockholders may act by written consent on any action permitted or required to be taken at a meeting of the stockholders if signed by the holder or holders of the outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and such written consent shall have the same force and effect as the requisite vote of the stockholders thereon.

Noble’s bylaws provide that the stockholders may act by written consent on any action required or permitted to be taken at any annual or special meeting of the stockholders if signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and delivered to Noble.

Number of Directors	The DGCL provides that the board of directors of a Delaware corporation must consist of one or more directors as fixed by the corporation’s certificate of incorporation or bylaws.

CWEI’s bylaws provide that the number of directors constituting the whole CWEI board is to be determined from time to time by resolution of the CWEI board; provided, that the CWEI board shall consist of not less than one nor not more than fifteen directors. There are currently seven directors serving on the CWEI board.

Noble’s bylaws provide that the number of directors constituting the whole Noble board of directors is to be determined from time to time by the vote of a majority of the directors then in office or by the stockholders at the annual meeting; provided, that the Noble board of directors may consist of not less than three nor more than fifteen directors. There are currently eleven (and after Noble’s 2017 annual meeting of stockholders will be ten) directors serving on the Noble board of directors.

Election of Directors
The DGCL provides that, unless the certificate of incorporation or bylaws provide otherwise, directors will be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote thereon.

CWEI’s bylaws provide that a director nominee is elected by the vote of the holders of a plurality of the shares entitled to vote in the election of directors and represented in person or by proxy at a meeting of the stockholders at which a quorum is present. Any vacancy on the CWEI board resulting from any increase in the authorized number of directors may be filled by a majority of the directors

Noble’s bylaws provide that a director nominee is elected if the votes cast for such nominee’s election exceed the votes cast against such nominee’s election at a meeting at which a quorum is present; provided, however, that director nominees are elected by the vote of the plurality of the votes cast at any meeting for which the secretary receives proper advance notice of a director nominee from a

	Rights of CWEI Stockholders	Rights of Noble Stockholders

then in office, although less than a quorum, or by the sole remaining director. The CWEI board currently consists of seven directors. Five of the directors are elected by the holders of CWEI common shares and two are elected by the holders of the CWEI preferred shares. The five directors elected by the holders of CWEI common shares are divided into three classes of directors. One class of directors is elected each year to hold office for a three-year term and until successors of such class are duly elected and qualified.

stockholder and the nomination is not withdrawn before the tenth day preceding the date Noble first mails its notice of meeting. If directors are to be elected by a plurality of the votes cast, stockholders will not be permitted to vote against a nominee. Any vacancy on the Noble board of directors (whether resulting from an increase in the total number of directors or the departure of one of the directors) may be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum, or by a sole remaining director. Each director is elected annually.

Limitation on Liability of Directors
CWEI’s certificate of incorporation provides that no director of CWEI will be personally liable to CWEI or any of its stockholders for monetary damages for breach of fiduciary duty as a director of CWEI, except for liability (i) for any breach of the director’s duty of loyalty to CWEI or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

Noble’s certificate of incorporation provides that no director of Noble will be personally liable to Noble or any of its stockholders for monetary damages for breach of fiduciary duty as a director of Noble; provided, however, that personal liability of a director will not be eliminated or limited (i) for any breach of such director’s duty of loyalty to Noble or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transactions from which such director derived an improper personal benefit.

Indemnification of and Advancement of Expenses to Directors and Officers
Under the DGCL, a Delaware corporation must indemnify its present or former directors and officers against expenses (including attorneys’ fees) actually and reasonably incurred to the extent that the officer or director has been successful on the merits or otherwise in defense of any action, suit or proceeding brought against him or her by reason of the fact that he or she is or was a director or officer of the corporation.

The DGCL generally permits a Delaware corporation to indemnify directors and officers against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement of any action or suit for actions taken in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action, which they had no reasonable cause to believe was unlawful; provided, that in an action by or in the right of the corporation such indemnification is limited to expenses (including attorneys’ fees).

CWEI’s certificate of incorporation and bylaws provide that CWEI will, to the fullest extent permitted by law, indemnify and advance expenses to any person made party to any action or proceeding by
Noble’s bylaws provide that Noble will, to the fullest extent permitted by law, indemnify any person made party to any action or proceeding by reason of the fact that the person is or was a director or

	Rights of CWEI Stockholders	Rights of Noble Stockholders

reason of the fact that the person is or was a director or officer of CWEI or was serving at CWEI’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

officer of Noble or served any other enterprise as a director, officer, employee or agent at the request of Noble or any predecessor. Noble may indemnify any person made party to a proceeding by reason of the fact that the person is or was an employee or agent of Noble or any predecessor of Noble, or served any other enterprise as director, officer, employee or agent at the request of Noble or any predecessor of Noble.

The DGCL and CWEI’s bylaws permit CWEI to maintain insurance to protect any person who is or was a director, officer, employee or agent of CWEI, or is or was serving at the request of CWEI as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, whether or not CWEI would have the power to indemnify such person against such liability under CWEI’s bylaws.

The DGCL and Noble’s bylaws permit Noble to maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of Noble or another enterprise against all expenses, liability and loss, whether or not Noble would have the power to indemnify such person against such expense, liability or loss under applicable law.

Amendments to Certificate of Incorporation
Under the DGCL, an amendment to the certificate of incorporation requires (i) the approval of the board of directors, (ii) the approval of a majority of the outstanding stock entitled to vote upon the proposed amendment and (iii) the approval of the holders of a majority of the outstanding stock of each class entitled to vote thereon as a class.

	CWEI’s certificate of incorporation provides that it may be altered, changed or repealed in the manner prescribed by statute or the certificate of incorporation.	Noble’s certificate of incorporation provides that it may be altered, changed or repealed in the manner prescribed by statute.

Amendments to Bylaws	CWEI’s certificate of incorporation and bylaws provide that the CWEI board or the CWEI stockholders may adopt, amend or repeal any of CWEI’s bylaws at any meeting.
The Noble bylaws provide that the bylaws may be altered, amended or repealed or new Noble bylaws may be adopted by the stockholders or by the board of directors of Noble, when such power is conferred upon the board of directors by the Noble certificate of incorporation, at any regular meeting of the stockholders or of the board of directors or at any special meeting of the stockholders or of the board of directors if notice of the amendment is contained in the notice of the special meeting.

	Rights of CWEI Stockholders	Rights of Noble Stockholders
Certain Business Combinations
Section 203 of the DGCL prohibits a Delaware corporation from engaging in a business combination with a stockholder that beneficially owns more than 15% of the corporation’s outstanding voting stock, or a stockholder acquiring more than 15% but less than 85% of the corporation’s outstanding voting stock, for three years following the time that person becomes an “interested stockholder” unless (i) prior to such time, the board of directors approves either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder or (ii) the business combination is approved by the board of directors and by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

	CWEI has not opted out of Section 203 of the DGCL.	Noble has not opted out of Section 203 of the DGCL.

Stockholder Rights Plan	CWEI does not currently have a stockholder rights plan.	Noble does not currently have a stockholder rights plan.

LEGAL MATTERS

The validity of the Noble common shares will be passed upon for Noble by Arnold J. Johnson, Senior Vice President, General Counsel and Secretary of Noble. Certain U.S. federal income tax matters will be passed upon for Noble by Noble’s tax counsel and certain U.S. federal income tax matters will be passed upon for CWEI by CWEI’s tax counsel.

EXPERTS

The consolidated financial statements of Noble as of December 31, 2016 and 2015, and for each of the years in the three-year period ended December 31, 2016, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2016 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

Certain information with respect to the oil and gas reserves associated with Noble’s oil and gas prospects is confirmed in the reports of Netherland, Sewell & Associates, Inc., an independent petroleum consulting firm, and has been included in this proxy/registration statement, and incorporated by reference herein, upon the authority of said firm as experts with respect to the matters covered by such reports and in giving such reports.

The consolidated financial statements of CWEI as of December 31, 2016 and 2015, and for each of the years in the three-year period ended December 31, 2016, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2016 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

Certain information with respect to the oil and gas reserves associated with CWEI’s oil and gas prospects is confirmed in the reports of Williamson Petroleum Consultants, Inc. and Ryder Scott Company, L.P., each an independent petroleum consulting firm, and has been included in this proxy/registration statement, and incorporated by reference herein, upon the authority of each said firm as experts with respect to the matters covered by such reports and in giving such reports.

DATES FOR SUBMISSION OF STOCKHOLDER PROPOSALS FOR 2017 ANNUAL MEETINGS

Noble

Noble’s 2017 annual meeting of stockholders will be held on April 25, 2017. The deadline for stockholder proposals submitted under Rule 14a-8 under the Exchange Act to be presented at Noble’s 2017 annual meeting of stockholders and included in its proxy statement and form of proxy relating to the 2017 meeting was November 11, 2016, and proposals received subsequent to the date of this proxy statement/prospectus will be considered untimely.

In order for stockholder proposals submitted under Rule 14a-8 under the Exchange Act to be presented at Noble’s 2018 annual meeting of stockholders and included in its proxy statement and form of proxy relating to the 2018 meeting, the proposals must be received no later than November 2, 2017 by Noble’s secretary via mail to Noble Energy, Inc., 1001 Noble Energy Way, Houston, TX 77070. Any change of address will be posted on the Noble website at www.nblenergy.com, which Noble stockholders should verify prior to any mailing to Noble’s secretary.

In addition, under Noble’s bylaws, Noble stockholders may present business at a stockholder meeting without having submitted the proposal under Rule 14a-8 as discussed above. The deadline for stockholder proposals and nominations submitted under Noble’s bylaws to be presented at Noble’s 2017 annual meeting of stockholders was November 11, 2016. In order for stockholder proposals submitted under Noble’s bylaws to be presented at Noble’s 2018 annual meeting of stockholders, notice must be received by Noble’s secretary at the address in the preceding paragraph (or as may be updated on the Noble website) no later than November 2, 2017; provided, however, that in the event that the annual meeting is called for a date that is not within 30 calendar days before or after April 25, 2018 (the anniversary date of the immediately preceding annual meeting), notice by the stockholder to be timely must be received no later than the close of business on the tenth day following the earlier of the day on which notice of Noble’s 2017 annual meeting of stockholders was mailed or public disclosure of such date was made. The notice must comply with the requirements of Article II, Section 2(b) or Article III, Section 1(h) of Noble’s bylaws, as applicable.

CWEI

CWEI held its 2016 annual meeting of stockholders on June 7, 2016. If the merger is completed, CWEI does not expect to hold an annual meeting of stockholders in 2017. In that case, stockholder proposals for Noble’s 2018 annual meeting of stockholders must be submitted to Noble’s secretary in accordance with the procedures described above. If the merger is not completed, CWEI will hold a 2017 annual meeting of stockholders.

The deadline for stockholder proposals submitted under Rule 14a-8 under the Exchange Act to be presented at CWEI’s 2017 annual meeting of stockholders, if held, and included in its proxy statement and form of proxy relating to the 2017 meeting, if held, was December 29, 2016. As of the date of this joint proxy statement/prospectus, CWEI had not received notice of any stockholder proposals for its 2017 annual meeting. However, if the date of CWEI’s 2017 annual meeting of stockholders, if held, is changed by more than 30 days from June 7, 2017, then the deadline for submission will be a reasonable time before CWEI begins to print and mail its proxy materials for the 2017 annual meeting, if held. Stockholder proposals must be received by CWEI’s secretary at Clayton Williams Energy, Inc., 6 Desta Drive, Suite 6500, Midland, Texas 79705, Attention: Secretary, no later than the applicable deadline, to be eligible for inclusion in CWEI’s proxy materials.

In accordance with CWEI’s bylaws, a stockholder may nominate one or more persons for election as director at a meeting or propose business to be brought before a meeting, or both, only if such stockholder has given timely notice to CWEI’s secretary at Clayton Williams Energy, Inc., 6 Desta Drive, Suite 6500, Midland, Texas 79705, Attention: Secretary, in proper written form of his or her intent to make such nomination or nominations or to propose such business. To be timely, such stockholder’s notice must be delivered to or mailed and received at the principal executive offices of CWEI not less than 120 calendar days in advance of the date of CWEI’s proxy statement released to stockholders in connection with the previous year’s annual meeting of stockholders, except that if no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than 30 days from the date contemplated at the time of the previous year’s proxy statement, notice by the stockholder to be timely must be received a reasonable time before the solicitation is made. As a result, for a stockholder nomination for election to the CWEI board or a proposal of business to be considered at the 2017 annual meeting of stockholders, if held, it must have been properly submitted to CWEI’s secretary no later than December 29, 2016. As of the date of this joint proxy statement/prospectus, CWEI had not received notice of any stockholder nominations or proposals for its 2017 annual meeting. However, if the date of CWEI’s 2017 annual meeting of stockholders, if held, is changed by more than 30 days from June 7, 2017, then the deadline for submission will be a reasonable time before the solicitation is made. To be in proper form, a stockholder’s notice must contain the information and comply with the other requirements set forth in CWEI’s bylaws.

In addition, pursuant to Rule 14a-4(c) of the Exchange Act, the CWEI board may exercise discretionary voting authority under proxies solicited by it with respect to any matter properly presented by a stockholder at the 2017 annual meeting, if held, that the stockholder does not seek to have included in CWEI’s proxy statement if (except as described in the following sentence) the proxy statement discloses the nature of the matter and how the CWEI board intends to exercise its discretion to vote on such matter unless CWEI was notified of the proposal on or before December 29, 2016 and the stockholder satisfies the other requirements of Rule 14a-4(c)(2). As of the date of this joint proxy statement/prospectus, CWEI had not received notice of any stockholder proposals for its 2017 annual meeting. If CWEI first received or receives notice of such matter after December 29, 2016 (or, alternatively, if the date of CWEI’s 2017 annual meeting of stockholders, if held, is changed by more than 30 days from June 7, 2017, CWEI first receives notice of such matter after a reasonable time before the solicitation is made), and the matter nonetheless is permitted to be presented at the 2017 annual meeting of stockholders, if held, the CWEI board may exercise discretionary voting authority with respect to any such matter without including any discussion of the matter in the proxy statement for the 2017 annual meeting of stockholders, if held.

WHERE YOU CAN FIND MORE INFORMATION

Noble and CWEI file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any of this information at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or 202-942-8090 for further information on the public reference room. The SEC also maintains an internet website that contains reports, proxy statements and other information regarding issuers, including Noble and CWEI, who file electronically with the SEC. The address of that site is www.sec.gov. The information contained on the SEC’s website is expressly not incorporated by reference into this proxy statement/prospectus.

Noble has filed with the SEC a registration statement on Form S-4 of which this proxy statement/prospectus forms a part. The registration statement registers the Noble common shares to be issued to CWEI stockholders in connection with the merger. The registration statement, including the attached exhibits and annexes, contains additional relevant information about Noble and CWEI, respectively. The rules and regulations of the SEC allow Noble and CWEI to omit certain information included in the registration statement from this proxy statement/prospectus.

In addition, the SEC allows Noble and CWEI to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this proxy statement/prospectus, except for any information that is superseded by information included directly in this proxy statement/prospectus or incorporated by reference subsequent to the date of this proxy statement/prospectus as described below.

This proxy statement/prospectus incorporates by reference the documents listed below that Noble and CWEI have previously filed with the SEC. They contain important information about the companies and their financial condition.

Noble SEC Filings

•	Annual report on Form 10-K for the fiscal year ended December 31, 2016;
•	Definitive Proxy Statement on Schedule 14A filed on March 2, 2017;
•	Current reports on Form 8-K filed on January 17, 2017, January 27, 2017, February 24, 2017 and March 1, 2017 (other than the portions of those documents not deemed to be filed pursuant to the rules promulgated under the Exchange Act); and
•	The description of Noble’s common stock set forth in its registration statements filed pursuant to Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating such description.

CWEI SEC Filings

•	Annual report on Form 10-K for the fiscal year ended December 31, 2016; and
•	Current reports on Form 8-K filed on January 11, 2017, January 12, 2017 and January 17, 2017 (other than the portions of those documents not deemed to be filed pursuant to the rules promulgated under the Exchange Act).

To the extent that any information contained in any report on Form 8-K, or any exhibit thereto, was furnished to, rather than filed with, the SEC, such information or exhibit is specifically not incorporated by reference.

In addition, Noble and CWEI incorporate by reference any future filings they make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus and before the date of the CWEI special meeting (excluding any current reports on Form 8-K to the extent disclosure is furnished and not filed). Those documents are considered to be a part of this proxy statement/prospectus, effective as of the date they are filed. In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.

You can obtain any of the other documents listed above from the SEC, through the SEC’s web site at the address indicated above, or from Noble or CWEI, as applicable, by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

By Mail:	By Mail:

Noble Energy, Inc.	Clayton Williams Energy, Inc.
1001 Noble Energy Way	6 Desta Drive, Suite 6500
Houston, TX 77070	Midland, TX 79705
Attention: Company Secretary	Attention: Secretary

These documents are available from Noble or CWEI, as the case may be, without charge, excluding any exhibits to them unless the exhibit is specifically listed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part. You can also find information about Noble and CWEI at their internet websites at www.nblenergy.com and www.claytonwilliams.com, respectively. Information contained on these websites does not constitute part of this proxy statement/prospectus.

If you are a CWEI stockholder, you may also obtain documents incorporated by reference into this document by requesting them in writing or by telephone from Morrow Sodali LLC, CWEI’s proxy solicitor, at the following address: 470 West Avenue, Stamford, Connecticut 06902 or telephone number: stockholders please call toll-free at (877) 787-9239 (banks and brokers please call collect at (203) 658-9400).

If you are a CWEI stockholder and would like to request documents, please do so by April 17, 2017 to receive them before the CWEI special meeting. If you request any documents from Noble or CWEI, Noble or CWEI will mail them to you by first class mail, or another equally prompt means, within one business day after Noble or CWEI, as the case may be, receives your request.

This document is a prospectus of Noble and is a proxy statement of CWEI for the CWEI special meeting. Neither Noble nor CWEI has authorized anyone to give any information or make any representation about the merger or Noble or CWEI that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that Noble or CWEI has incorporated by reference into this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

ANNEX A—AGREEMENT AND PLAN OF MERGER

Execution Copy

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

NOBLE ENERGY, INC.,

WILD WEST MERGER SUB, INC.,

NBL PERMIAN LLC

AND

CLAYTON WILLIAMS ENERGY, INC.

DATED AS OF JANUARY 13, 2017

A-i

A-ii

A-iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of January 13, 2017 (this “Agreement”), is entered into by and among NOBLE ENERGY, INC., a Delaware corporation (“Parent”), WILD WEST MERGER SUB, INC., a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Merger Sub”), NBL PERMIAN LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of Parent (“Marshall Texas”), and CLAYTON WILLIAMS ENERGY, INC., a Delaware corporation (the “Company” and, together with Parent and Merger Sub, the “Parties”).

RECITALS

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and the Delaware Limited Liability Company Act (the “DLLCA”), the Parties intend that (i) Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger and an indirect wholly owned subsidiary of Parent (sometimes referred to in such capacity as the “Surviving Corporation”), and (ii) thereafter, the Company will merge (the “Second Step Merger” and, together with the Merger, the “Integrated Mergers”) with and into Marshall Texas, with Marshall Texas being the surviving company (sometimes referred to in such capacity as the “Surviving Company”);

WHEREAS, for U.S. federal income tax purposes, the Integrated Mergers are intended to qualify as a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury Regulations promulgated thereunder, and this Agreement is intended to be and is adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and within the meaning of Treasury Regulation Section 1.368-2(g);

WHEREAS, the Board of Directors of the Company (the “Company Board”) has (a) determined that it is in the best interests of the Company and the Company Stockholders (as defined herein) to enter into, and has declared advisable this Agreement and the transactions contemplated hereby, including the Integrated Mergers, (b) approved the execution, delivery and performance of this Agreement, the Support Agreement (as defined below), the Non-Dissent Agreements (as defined below) and the consummation of the transactions contemplated hereby, including the Integrated Mergers, and (c) resolved to submit this Agreement to a vote of the Company Stockholders and recommend adoption of this Agreement by the Company Stockholders;

WHEREAS, the Board of Directors of Parent (the “Parent Board”) has (a) determined that it is in the best interests of Parent, and declared it advisable, to enter into this Agreement and the transactions contemplated hereby, including the Integrated Mergers, and (b) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Integrated Mergers;

WHEREAS, in order to induce Parent to enter into this Agreement, certain affiliates of Ares Management LLC are contemporaneously entering into a Support Agreement, of even date herewith (the “Support Agreement”), with Parent, in the form of Exhibit A attached hereto, and each of The Williams Children's Partnership, Ltd. and Clayton W. Williams, Jr. is contemporaneously entering into a Non-Dissent Agreement, of even date herewith (the “Non-Dissent Agreements”), with Parent, in the form of Exhibit B attached hereto; and

WHEREAS, Parent will cause the sole stockholder of Merger Sub to adopt this Agreement promptly following its execution.

NOW, THEREFORE, in consideration of the premises and the respective representations, warranties, covenants, agreements and conditions contained herein, the Parties hereto agree as follows:

ARTICLE I
CERTAIN DEFINITIONS

1.1   Certain Definitions.   As used in this Agreement, the following terms have the meanings set forth below:

“Affiliate” means, with respect to a specified Person, any other Person, whether now in existence or hereafter created, directly or indirectly controlling, controlled by or under direct or indirect common control with such specified Person. For purposes of this definition and the definition of Subsidiary, “control” (including, with correlative meanings, “controlling”, “controlled by” and “under common control with”) means, with respect to a Person, the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of equity interests, including but not limited to voting securities, by contract or agency or otherwise. Notwithstanding anything in this Agreement to the contrary, (a) none of the CONE Midstream Companies or Marshall Midstream Companies shall constitute an Affiliate of Parent or Merger Sub or any of their respective Affiliates for any reason under this Agreement and (b) none of Ares Management LLC or its Affiliates (other than any individual serving on the Company Board) shall constitute an Affiliate of the Company or its Subsidiaries for any reason under this Agreement.

“Average Closing Price” means, as of any date, the average of the closing sale prices of a Parent Common Share as reported on the NYSE for the ten (10) consecutive full trading days (in which such Parent Common Shares are traded on the NYSE), ending at the close of trading on the full trading day immediately preceding such date.

“Business Day” means any day which is not a Saturday, Sunday or other day on which banks are authorized or required to be closed in the City of New York, New York.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. §9601 et seq, as amended.

“Company Bylaws” means the Corporate Bylaws of the Company, as amended through July 22, 2016.

“Company Charter” means the Second Restated Certificate of Incorporation of the Company, dated as of September 30, 1996, as amended on September 27, 2000 and further amended by the Certificate of Designation, dated as of March 15, 2016, establishing the terms of the Company’s Special Voting Preferred Stock.

“Company Common Shares” means the shares of common stock, $0.10 par value per share, of the Company.

“Company Financial Advisors” means Evercore Group, LLC and Goldman, Sachs & Co., financial advisors to the Company.

“Company Option” means an award of an option to purchase Company Common Shares granted pursuant to a Company Stock Plan.

“Company Preferred Share” means a share of preferred stock, par value $0.10 per share, designated as “Special Voting Preferred Stock” of the Company.

“Company Restricted Share” means a restricted Company Common Share granted pursuant to a Company Stock Plan.

“Company Stock Plans” means the Clayton Williams Energy, Inc. Long-Term Incentive Plan, and any other employee or director stock plan pursuant to which any option, restricted share, performance share unit or other equity compensation award is outstanding, each as amended or amended and restated from time to time.

“Company Stockholders” means the holders of outstanding Company Common Shares and Company Preferred Shares.

“Company Warrant” means each outstanding unexercised warrant to purchase or otherwise acquire Company Common Shares as set forth in Section 1.1(a)(iii) of the Company Disclosure Schedule.

“CONE Midstream Companies” means CONE Gathering, LLC, CONE Midstream GP LLC and CONE Midstream Partners LP and their respective Subsidiaries.

“Confidentiality Agreement” means that certain Confidentiality Agreement entered into by and between Parent and the Company dated as of December 21, 2016.

“Data Site” means the “Project Cactus” electronic data site established and maintained by the Company at www.dfsco.com/venue/, as in existence as of the date of this Agreement.

“Director and Officer Indemnification Agreements” means those certain Indemnification Agreements between the directors and officers of the Company and the Company, as listed on Section 1.1(a)(iv) of the Company Disclosure Schedule.

“Employee Benefit Plan” means:

(a) any “employee benefit plan” (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA), and

(b) any other personnel policy (oral or written), share or unit option, restricted share or unit, share or unit purchase plan, equity compensation plan, phantom equity or appreciation rights plan, collective bargaining agreement, bonus plan or arrangement, incentive award plan or arrangement, vacation or holiday pay policy, retention or severance pay plan or arrangement, policy or agreement, deferred compensation agreement or arrangement, change in control, hospitalization or other medical, dental, vision, accident, disability, life or other insurance, executive compensation or supplemental income arrangement, consulting agreement, employment agreement, acquisition right agreement, participation agreement and any other employee benefit or compensation plan, policy, agreement, arrangement, program, practice, or understanding.

“Employees” means all individuals employed by the Company or any of its Affiliates as of immediately prior to the Effective Time.

“Environmental Law” means any applicable Law that relates to:

(a) the protection of the environment (including air, surface water, groundwater, surface land, subsurface land, plant and animal life or any other natural resource), human health or safety (to the extent related to exposure of persons to Hazardous Materials); or

(b) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, or Release of Hazardous Materials, in each case as in effect at the date of this Agreement.

“Environmental Permit” means any permit, license, regulation, consent, variance, exemption, approval or other authorization required under any Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person under common control with the Company or Parent, as applicable, within the meaning of Section 414(b), (c), or (m) of the Code or Section 4001 of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Existing Credit Agreement” means the Credit Agreement by and among the Company, as borrower, certain subsidiaries of the Company, as guarantors, the lenders party thereto and Wilmington Trust, National Association, as administrative agent, dated as of March 8, 2016, as amended prior to the date hereof.

“FCPA” means the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations promulgated thereunder.

“GAAP” means U.S. generally accepted accounting principles.

“Governmental Authority” means any national, state, local, county, parish or municipal government, domestic or foreign, any agency, board, bureau, commission, court, tribunal, subdivision, department or other governmental or regulatory authority or instrumentality, or any arbitrator or arbitral body, in each case that has jurisdiction over Parent or the Company, as the case may be, or any of their respective Subsidiaries or any of their or their respective Subsidiaries’ properties or assets.

“Hazardous Material” means any substance, material or waste that is listed, defined, designated or classified or otherwise regulated as hazardous, toxic, radioactive, dangerous or a “pollutant” or “contaminant” pursuant to any Environmental Law, including without limitation Hydrocarbons and greenhouse gases or any hazardous substance as that term is defined in CERCLA and any similar term used in any similar state authority.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Hydrocarbons” means crude oil, natural gas, condensate, drip gas and natural gas liquids (including coalbed gas), ethane, propane, iso-butane, nor-butane, gasoline, scrubber liquids and other liquids or gaseous hydrocarbons or other substances (including minerals or gases), or any combination thereof, produced or associated therewith.

“Indebtedness” of any Person means:

(a) indebtedness created, issued or incurred by such Person for borrowed money (whether by loan or the issuance and sale of debt securities or the sale of property of such Person to another Person subject to an understanding or agreement, contingent or otherwise, to repurchase such property) or payment obligations issued or incurred by such Person in substitution or exchange for payment obligations for borrowed money;

(b) obligations of such Person to pay the deferred purchase or acquisition price for any property of such Person or any services received by such person, including, in any such case, “earnout” payments;

(c) obligations of such Person in respect of letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of such Person;

(d) obligations of such Person to pay rent or other amounts under a lease of (or other agreement conveying the right to use) any property to such Person to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP;

(e) payment obligations secured by (or for which the holder of such payment obligations has an existing right, contingent or otherwise, to be secured by) any Lien, other than a Permitted Encumbrance, on assets or properties of such Person, whether or not the obligations secured thereby have been assumed;

(f) obligations to repay deposits or other amounts advanced by and therefore owing to any party that is not an Affiliate of such Person;

(g) obligations of such Person under any Derivative Instrument;

(h) indebtedness of others as described in clauses (a) through (g) above in any manner guaranteed by such Person or for which it is or may become contingently liable;

but Indebtedness does not include accounts payable to trade creditors, or accrued expenses arising in the ordinary course of business consistent with past practice, in each case, that are not yet due and payable, or are being disputed in good faith, and the endorsement of negotiable instruments for collection in the ordinary course of business.

“Indemnitees” means each Person entitled to indemnification by the Company under Article VI of the Company Charter or Article 6 of the Company Bylaws.

“Intellectual Property” means all intellectual property rights of every kind and description throughout the world, including all U.S., foreign and transnational patents, trademarks, service marks, trade names, domain names and other indicia of source or origin, together with all goodwill symbolized thereby, copyrights and copyrightable subject matter, trade secrets and all other proprietary rights to confidential information (including any seismic and other exploration, drilling and production data and information), all other proprietary rights in technology, and all applications and registrations for any of the foregoing.

“Knowledge” means the actual knowledge of, in the case of the Company, the individuals listed on Section 1.1(a)(i) of the Company Disclosure Schedule and, in the case of Parent, the individuals listed on Section 1.1(a)(ii) of the Parent Disclosure Schedule.

“Law” means any law, rule, regulation, ordinance, code, judgment, order, treaty, convention, governmental directive or other legally enforceable requirement, U.S. or non-U.S., of any Governmental Authority, including common law.

“Lien” means any mortgage, lien, charge, restriction (including restrictions on transfer), pledge, security interest, option, right of first offer or refusal, preemptive right, lease or sublease, claim, right of any Third Party, covenant, right of way, easement, encroachment or encumbrance.

“Marshall Midstream Companies” means NBL Midstream, LLC, NBL Midstream Holdings LLC, Noble Midstream GP LLC and Noble Midstream Partners LP and their respective Subsidiaries.

“Material Adverse Effect” means, when used with respect to a Person, (i) a material adverse effect on the ability of such Person to perform or comply with any material obligation under this Agreement or to consummate the transactions contemplated hereby in accordance with the terms hereof, or (ii) any change, event, development, circumstance, condition, occurrence, effect or combination of the foregoing that has or would be reasonably expected to have a material adverse effect on the business, operations, condition (financial or otherwise) or results of operations of such Person and its Subsidiaries taken as a whole, but none of the following changes, events, developments, conditions, occurrences or effects (either alone or in combination) will be taken into account for purposes of determining whether or not a Material Adverse Effect has occurred:

(a) changes in the general economic, financial, credit or securities markets, including prevailing interest rates or currency rates, or regulatory or political conditions and changes in oil, natural gas, condensate or natural gas liquids prices or the prices of other commodities, including changes in price differentials;

(b) changes in general economic conditions in the:

(i) oil and gas exploration and production industry;

(ii) the oil and natural gas gathering, compressing, treating, processing and transportation industry generally;

(iii) the natural gas liquids fractionating and transportation industry generally;

(iv) the crude oil and condensate logistics and marketing industry generally; and

(v) the natural gas marketing and trading industry generally (including in each case changes in law affecting such industries);

(c) the outbreak or escalation of hostilities or acts of war or terrorism;

(d) any hurricane, tornado, flood, earthquake or other natural disaster;

(e) with respect to the Company only, the identity of, or actions or omissions of, Parent, Merger Sub or their respective Affiliates, or any action taken pursuant to or in accordance with this Agreement or at the request of or with the consent of Parent; provided that the exception in this clause (e) shall not apply to references to “Company Material Adverse Effect” in the representations and warranties set forth in Section 5.5 and, to the extent related thereto, the condition set forth in Section 8.3(a).

(f) the announcement or pendency of this Agreement (including, for the avoidance of doubt, compliance with or performance of obligations under this Agreement or the transactions contemplated hereby); provided that the exception in this clause (f) shall not apply to references to “Company Material Adverse Effect” in the representations and warranties set forth in Section 5.5 and, to the extent related thereto, the condition set forth in Section 8.3(a) or to references to “Parent Material Adverse Effect” in the representations and warranties set forth in Section 6.5 and, to the extent related thereto, the condition set forth in Section 8.2(a).

(g) any change in the market price or trading volume of the common stock of such Person (it being understood and agreed that the exception in this clause (g) shall not preclude, prevent or otherwise affect a determination that the facts, circumstances, changes, events, developments, conditions, occurrences or effects giving rise to such change (unless excepted under the other clauses of this definition) should be deemed to constitute, or be taken into account in determining whether there has been, a Material Adverse Effect);

(h) any failure to meet any financial projections or estimates or forecasts of revenues, earnings or other financial metrics for any period (it being understood and agreed that the exception in this clause (h) shall not preclude, prevent or otherwise affect a determination that the facts, circumstances, changes, events, developments, conditions, occurrences or effects giving rise to such failure (unless excepted under the other clauses of this definition) should be deemed to constitute, or be taken into account in determining whether there has been, a Material Adverse Effect);

(i) any downgrade in rating of any Indebtedness or debt securities of such Person or any of its Subsidiaries (it being understood and agreed that the exception in this clause (i) shall not preclude, prevent or otherwise affect a determination that the facts, circumstances, changes, events, developments, conditions, occurrences or effects giving rise to such downgrade (unless excepted under the other clauses of this definition) should be deemed to constitute, or be taken into account in determining whether there has been, a Material Adverse Effect);

(j) changes in any Laws or regulations applicable to such Person;

(k) changes in applicable accounting regulations or the interpretations thereof; and

(l) any legal proceedings commenced by or involving any current or former member, director, partner or stockholder of such Person (on their own behalf or on behalf of such Person) arising out of or related to this Agreement or the Merger or other transactions contemplated hereby;

provided, however, that any change, event, development, circumstance, condition, occurrence or effect referred to in clause (a), (b), (c) or (d) will, unless otherwise excluded, be taken into account for purposes of determining whether or not a Material Adverse Effect has occurred if and to the extent that such change, event, development, circumstance, condition, occurrence or effect disproportionately adversely affects such Person, as compared to other similarly situated Persons operating in the industries in which such Person operates.

“Merger Sub Bylaws” means the Bylaws of Merger Sub, dated January 13, 2017.

“Merger Sub Charter” means the Certificate of Incorporation of Merger Sub, dated January 13, 2017.

“Mineral Interest” means any fee mineral interests or an undivided fee mineral interest, mineral interests, non-participating royalty interests, term mineral interests, coalbed methane interests, oil interests, gas interests, reversionary interests, reservations, concessions, executive rights or other similar interests in Hydrocarbons in place or other fee interests in Hydrocarbons.

“New Common Shares” means the Parent Common Shares issued as Mixed Consideration, together with the Parent Common Shares issued as Share Consideration.

“NYSE” means the New York Stock Exchange.

“Oil and Gas Leases” means all Hydrocarbon and mineral leases and subleases, royalties, overriding royalties, net profits interests, mineral fee interests, carried interests, and other rights to Hydrocarbons in place, and mineral servitudes, and all leases, subleases, licenses or other occupancy or similar agreements under which a Person acquires or obtains operating rights in and to Hydrocarbons or any other real property which is material to the operation of such Person’s business.

“Oil and Gas Properties” means (a) all direct and indirect interests in and rights with respect to Hydrocarbon, mineral, water and similar properties of any kind and nature, including all Oil and Gas Leases and the interests in lands covered thereby or included in Units with which the Oil and Gas Leases may have been pooled, communitized or unitized, working, leasehold and Mineral Interests and estates and operating rights and royalties, overriding royalties, production payments, net profit interests, carried interests, non-participating royalty interests and other non-working interests and non-operating interests (including all Oil and Gas Leases, operating agreements, unitization, communitization and pooling agreements and orders, division orders, transfer orders, mineral deeds, royalty deeds, and in each case, interests thereunder), fee interests, reversionary interests, back-in interests, reservations, and concessions, (b) all surface interests, easements, surface use agreements, rights of way, licenses and permits, in each case, in connection with Oil and Gas Leases, the drilling of Wells or the production, gathering, processing, storage, disposition, transportation or sale of Hydrocarbons, (c) all interests in machinery, equipment (including Wells, well equipment and machinery), production, completion, injection, disposal, gathering, transportation, transmission, treating, processing, and storage facilities (including tanks, tank batteries, pipelines, flow lines, gathering systems and metering equipment), rigs, pumps, water plants, electric plants, platforms, processing plants, separation plants, refineries, testing and monitoring equipment, in each case, in connection with Oil and Gas Leases, the drilling of Wells or the production, gathering, processing, storage, disposition, transportation or sale of Hydrocarbons and (d) all other interests of any kind or character associated with, appurtenant to, or necessary for the operation of any of the foregoing.

“Other Party” means, with respect to the Company, Parent and Merger Sub, and, with respect to Parent and Merger Sub, the Company.

“Parent Bylaws” means the By-Laws of Parent, as amended through July 27, 2016.

“Parent Charter” means the Restated Certificate of Incorporation of Parent, dated as of July 27, 2016.

“Parent Common Shares” means the shares of common stock, par value $0.01 per share, of Parent.

“Parent Option” means an award of an option to purchase Parent Common Shares granted pursuant to a Parent Stock Plan.

“Parent Restricted Share” means an unvested restricted Parent Common Share or restricted stock unit granted pursuant to a Parent Stock Plan.

“Parent Stock Plan” means any share or unit option, restricted share or unit, share or unit purchase plan, equity compensation plan, phantom equity or appreciation rights plan, bonus plan or arrangement, incentive award plan or arrangement, or other similar plan or arrangement of Parent or any of its Subsidiaries.

“Permitted Encumbrances” means:

(a) to the extent waived prior to the Effective Time, preferential purchase rights, rights of first refusal, purchase options and similar rights granted pursuant to any contracts, including joint operating agreements, joint ownership agreements, stockholders agreements, organic documents and other similar agreements and documents;

(b) contractual or statutory mechanic’s, materialmen’s, warehouseman’s, journeyman’s and carrier’s Liens and other similar Liens arising in the ordinary course of business for amounts not yet delinquent and Liens for current Taxes or assessments that are not yet delinquent or that are being contested in good faith in the ordinary course of business and in each case for which adequate reserves have been established by the party responsible for payment thereof;

(c) lease burdens payable to Third Parties which are deducted in the calculation of discounted present value in the Company Reserve Reports, including, without limitation, any royalty, overriding royalty, net profits interest, production payment, carried interest or reversionary working interest;

(d) (i) contractual or statutory Liens securing obligations for labor, services, materials and supplies furnished to Mineral Interests, or (ii) Liens on pipeline or pipeline facilities which arise out of operation of Law, or (iii) Liens arising in the ordinary course of business under operating agreements, joint venture agreements, partnership agreements, Oil and Gas Leases, farm-out agreements, division orders, contracts for the sale, purchase, transportation, processing or exchange of oil, gas or other Hydrocarbons, unitization and pooling declarations and agreements, area of mutual interest agreements, development agreements, joint ownership arrangements and other agreements which are customary in the oil and gas business, provided, however, that, in the case of any Lien described in the foregoing clauses (i), (ii) or (iii), such Lien (A) secures obligations that are not Indebtedness and are not delinquent and (B) has no material adverse effect on the value, use or operation of the property encumbered thereby;

(e) Liens incurred in the ordinary course of business on cash or securities pledged in connection with workmen’s compensation, unemployment insurance or other forms of governmental insurance or benefits, or to secure performance of tenders, statutory obligations, leases and contracts (other than for Indebtedness) entered into in the ordinary course of business (including lessee and operator obligations under statute, governmental regulations or instruments related to the ownership, exploration and production of oil, gas and minerals on state, federal or foreign lands or waters) or to secure obligations on surety or appeal bonds;

(f) customary Liens for the fees, costs and expenses of trustees and escrow agents pursuant to the indenture, escrow agreement or other similar agreement establishing such trust or escrow arrangement;

(g) such title defects as Parent (in the case of title defects with respect to properties or assets of the Company or its Subsidiaries) may have expressly waived in writing;

(h) rights reserved to or vested in any Governmental Authority to control or regulate any of the Company’s or Parent’s or their respective Subsidiaries’ properties or assets in any manner;

(i) Liens existing on the date of this Agreement securing any Indebtedness reflected on the unaudited consolidated balance sheet of the Company included in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2016 or incurred after the date of such balance sheet in the ordinary course of business;

(j) all easements, zoning restrictions, rights-of-way, servitudes, permits, surface leases and other similar rights in respect of surface operations, and easements for pipelines, streets, alleys, highways, telephone lines, power lines, railways and other easements and rights-of-way, on, over or in respect of any of the Company

Real Property or the properties of Parent or any of their respective Subsidiaries that are of record and customarily granted in the oil and gas industry and do not materially interfere with the operation, value, development, exploration or use of the property or asset affected;

(k) any Liens discharged at or prior to the Effective Time; and

(l) all other Liens, charges, encumbrances, defects and irregularities not arising in connection with Indebtedness, and any encroachments, overlapping improvements, and other state of facts as would be shown on a current and accurate survey of any Company Real Property, that in each case does not materially interfere with the operation, value, development, exploration or use of the property or asset affected.

“Person” or “person” means any individual, corporation, limited liability company, limited or general partnership, limited liability partnership, limited liability limited partnership, joint venture, association, joint stock company, trust, unincorporated organization, Governmental Authority, or any group comprised of two or more of the foregoing.

“Production Burdens” means all royalty interests, overriding royalty interests, production payments, reversionary interests, net profit interests, production payments, carried interests, non-participating royalty interests, royalty burdens or other similar interests or encumbrances that constitute a burden on, and are measured by or are payable out of, the production of Hydrocarbons from, or allocated to, the Oil and Gas Properties or the proceeds realized from the sale or other disposition thereof (including any amounts payable to publicly traded royalty trusts), other than Taxes and assessments of Governmental Authorities.

“Release” means any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, migrating, injecting, escaping, leaching, seeping, dumping or disposing.

“Representatives” means with respect to a Person, its directors, officers, employees, agents and representatives, including any investment banker, financial advisor, attorney, accountant or other advisor, agent or representative.

“Revolving Credit Facility” means the Third Amended and Restated Credit Agreement, dated as of April 23, 2014, as amended, among the Company as borrower, certain Subsidiaries of the Company as guarantors, JPMorgan Chase Bank, N.A. as administrative agent, Wells Fargo Bank, N.A. as syndication agent, Union Bank, N.A. as documentation agent and J.P. Morgan Securities, LLC as sole bookrunner and lead arranger.

“Rights” means, with respect to any person, (a) options, warrants, preemptive rights, subscriptions, calls or other rights, convertible securities, exchangeable securities, agreements, claims or commitments of any character obligating such person (or the general partner of such person) or any of its Subsidiaries to issue, transfer or sell any partnership or other equity interest of such person or any of its Subsidiaries or any securities convertible into or exchangeable for such partnership interests or equity interests, or (b) contractual obligations of such person (or the general partner of such person) to repurchase, redeem or otherwise acquire any partnership interest or other equity interest in such person or any of its Subsidiaries or any such securities or agreements listed in clause (a) of this definition.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Subsidiary” of a Person means any other Person, whether incorporated or unincorporated, of which such Person (either alone or through or together with any other Subsidiary), owns, directly or indirectly, (a) more than 50% of the stock or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity, (b) a general partner interest or (c) a managing member interest. Notwithstanding anything in this Agreement to the contrary, none of the CONE Midstream Companies or the Marshall Midstream Companies shall constitute a Subsidiary of Parent or Merger Sub or any of their respective Affiliates for any reason under this Agreement.

“Takeover Law” means any “fair price,” “moratorium,” “control share acquisition,” “business combination” or any other anti-takeover statute or similar statute enacted under state or federal law.

“Tax” or “Taxes” means all taxes, charges, fees, levies or other assessments, including all net income, gross income, gross receipts, sales, use, ad valorem, goods and services, capital, transfer, franchise, profits, license, withholding, payroll, employment, employer health, excise, estimated, severance, stamp, occupation, property or other taxes, custom duties, or other similar assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority, whether disputed or not.

“Tax Law” means any Law relating to Taxes.

“Tax Return” means any return, report or similar filing (including any attached schedules, supplements and additional or supporting material) filed or required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes (and including any amendments with respect thereto).

“Taxing Authority” means, with respect to any Tax, the Governmental Authority that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such Governmental Authority.

“Third Party” means any Person that is not a Party or an Affiliate of any of the Parties.

“Unit” means each separate pooled, communitized or unitized acreage unit which includes all or any portion of any Oil or Gas Lease or other Oil and Gas Properties.

“Warrant Notional Common Shares” means, with respect to a particular Company Warrant that is outstanding and has not been exercised as of the Effective Time, the number of Company Common Shares that would be issued upon a cashless exercise of such Company Warrant immediately prior to the Effective Time.

“Wells” means Hydrocarbon wells, saltwater disposal wells, injection wells, and storage wells, whether producing, operating, shut-in or temporarily abandoned, located on any real property associated with an Oil and Gas Property of the Company or any of its Subsidiaries, together with all Hydrocarbon and mineral production from such wells.

1.2   Terms Defined Elsewhere.   For purposes of this Agreement, the following terms have the meanings set forth in the sections indicated:

Term	Section
Action	7.10(a)
Adjusted Restricted Shares	3.8(b)
Affiliate	1.1
Aggregate Non-Election Number	3.5(b)(iii)(A)
Agreement	Preamble
Alternative Proposal	7.3(h)(i)
Antitrust Laws	7.1(a)
Average Closing Price	1.1
Balance Sheet Date	5.9
Book-Entry Shares	3.2
Business Day	1.1
Cash Component	3.5(a)
Cash Conversion Number	3.5(a)
Cash Election	3.1(b)(iii)
Cash Election Share	3.1(b)(iii)
Cash Election Warrant	3.1(b)(iii)
Cash Consideration	3.1(b)(iii)
Certificate	3.2
Certificate of Merger	2.1(b)
CERCLA	1.1
Change in Recommendation	7.3(d)
Claim	7.10(a)
Closing	2.2

Term	Section
Closing Date	2.2
Code	Recitals
Company	Preamble
Company Board	Recitals
Company Board Recommendation	7.2(b)
Company Bylaws	1.1
Company Charter	1.1
Company Common Shares	1.1
Company Disclosure Schedule	4.1
Company Employee Benefit Plan	5.19(a)
Company Financial Advisors	1.1
Company Financial Statements	5.7(b)
Company Holder	3.4
Company Intellectual Property	5.20
Company Leased Real Property	5.15(c)
Company Material Adverse Effect	Article V
Company Material Agreement	5.12(a)
Company Meeting	5.6
Company Option	1.1
Company Owned Real Property	5.15(c)
Company Permits	5.11(b)
Company Preferred Shares	1.1
Company Real Property	5.15(c)
Company Real Property Leases	5.15(c)
Company Reserve Reports	5.14
Company Restricted Share	1.1
Company Risk Policies	5.7(d)
Company SEC Documents	Article V
Company Service Provider	4.1(o)
Company Stock Plans	1.1
Company Stockholder Approval	8.1(a)
Company Stockholders	1.1
Company Warrant	1.1
CONE Midstream Companies	1.1
Confidentiality Agreement	1.1
Continuing Employees	7.13(a)
control	1.1
controlled by	1.1
controlling	1.1
Data Site	1.1
Debt Transactions	7.16(c)
Derivative Instrument	5.12(a)(vii)
DGCL	Recitals
Director and Officer Indemnification Agreements	1.1
Dissenting Share	3.9
Divestiture Action	7.1(d)
DLLCA	Recitals
Effective Time	2.1(b)
Election	3.4(b)
Election Deadline	3.4(d)

Term	Section
Employee Benefit Plan	1.1
Employees	1.1
Environmental Claim	5.13(d)
Environmental Law	1.1
Environmental Permit	1.1
ERISA	1.1
ERISA Affiliate	1.1
Exchange Act	1.1
Exchange Agent	3.3(a)
Exchange Fund	3.3(a)
Existing Credit Agreement	1.1
FCPA	1.1
Form of Election	3.4(a)
GAAP	1.1
Governmental Authority	1.1
Hazardous Material	1.1
HSR Act	1.1
Hydrocarbons	1.1
Indebtedness	1.1
Indemnification Expenses	7.10(a)
Indemnified Parties	7.10(a)
Indemnitees	1.1
Integrated Mergers	Recitals
Intellectual Property	1.1
Intervening Event	7.3(h)(ii)
Knowledge	1.1
Law	1.1
Lien	1.1
Losses	7.16(d)
Marshall Midstream Companies	1.1
Marshall Texas	Preamble
Material Adverse Effect	1.1
Merger	Recitals
Merger Consideration	3.1(b)
Merger Sub	Preamble
Merger Sub Bylaws	1.1
Merger Sub Charter	1.1
Mineral Interest	1.1
Mixed Consideration	3.1(b)(ii)
Mixed Election	3.1(b)(ii)
Mixed Election Share	3.1(b)(ii)
Mixed Election Warrant	3.1(b)(ii)
New Common Shares	1.1
Non-Dissent Agreements	Recitals
Non-Election Share	3.1(b)(iv)
Non-Election Warrant	3.1(b)(iv)
Notes	7.16(c)
Notice Period	7.3(e)(i)
NYSE	1.1
Oil and Gas Leases	1.1

Term	Section
Oil and Gas Properties	1.1
Other Party	1.1
Other Proxy Materials	7.2(a)
Outside Date	9.1(e)
Parent	Preamble
Parent Board	Recitals
Parent Bylaws	1.1
Parent Charter	1.1
Parent Common Shares	1.1
Parent Disclosure Schedule	4.2
Parent Employee Benefit Plan	6.14(a)
Parent Material Adverse Effect	Article VI
Parent Option	1.1
Parent Preferred Stock	6.2(a)
Parent Restricted Share	1.1
Parent SEC Documents	Article VI
Parent Stock Plans	1.1
Parties	Preamble
Permitted Encumbrances	1.1
person	1.1
Person	1.1
Preferred Share Consideration	3.7
Proceedings	5.16(a)
Production Burdens	1.1
Proxy Statement	5.6
Registration Statement	6.6
Related Person	4.1(r)
Release	1.1
Representatives	1.1
Revolving Credit Facility	1.1
Rights	1.1
SEC	1.1
Second Step Certificate of Merger	2.1(b)(ii)
Second Step Merger	Recitals
Section 203	6.16
Securities Act	1.1
Share Consideration	3.1(b)(i)
Share Election	3.1(b)(i)
Share Election Share	3.1(b)(i)
Share Election Warrant	3.1(b)(i)
Shortfall Number	3.5(b)(iii)
Subsidiary	1.1
Superior Proposal	7.3(h)(iii)
Support Agreement	Recitals
Surviving Company	Recitals
Surviving Corporation	Recitals
Takeover Law	1.1
Tax Law	1.1
Tax Return	1.1
Tax or Taxes	1.1

Term	Section
Taxing Authority	1.1
Termination Fee	9.4(g)
Third Party	1.1
Total Cash Election Number	3.5(b)(i)
Treasury Shares	3.1(d)
under common control with	1.1
Unit	1.1
WARN Act	5.19(g)
Warrant Notional Common Shares	1.1
Wells	1.1
Willful Breach	9.3

1.3   Interpretation.   Unless expressly provided for elsewhere in this Agreement, this Agreement will be interpreted in accordance with the following provisions:

(a) the words “this Agreement,” “herein,” “hereby,” “hereunder,” “hereof,” and other equivalent words refer to this Agreement as an entirety and not solely to the particular portion, article, section, subsection or other subdivision of this Agreement in which any such word is used;

(b) examples are not to be construed to limit, expressly or by implication, the matter they illustrate;

(c) the word “including” and its derivatives means “including without limitation” and is a term of illustration and not of limitation;

(d) all definitions set forth herein are deemed applicable whether the words defined are used herein in the singular or in the plural and correlative forms of defined terms have corresponding meanings;

(e) the word “or” is not exclusive, and has the inclusive meaning represented by the phrase “and/or”;

(f) a defined term has its defined meaning throughout this Agreement and each exhibit and schedule to this Agreement, regardless of whether it appears before or after the place where it is defined;

(g) all references to prices, values or monetary amounts refer to United States dollars;

(h) wherever used herein, any pronoun or pronouns will be deemed to include both the singular and plural and to cover all genders;

(i) this Agreement has been jointly prepared by the Parties hereto, and this Agreement will not be construed against any Person as the principal draftsperson hereof or thereof and no consideration may be given to any fact or presumption that any Party had a greater or lesser hand in drafting this Agreement;

(j) the captions of the articles, sections or subsections appearing in this Agreement are inserted only as a matter of convenience and in no way define, limit, construe or describe the scope or extent of such section, or in any way affect this Agreement;

(k) any references herein to a particular Section, Article, Annex or Schedule means a Section or Article of, or an Annex or Schedule to, this Agreement unless otherwise expressly stated herein;

(l) the Annexes and Schedules attached hereto are incorporated herein by reference and will be considered part of this Agreement;

(m) unless otherwise specified herein, all accounting terms used herein will be interpreted, and all determinations with respect to accounting matters hereunder will be made, in accordance with GAAP, applied on a consistent basis;

(n) all references to days mean calendar days unless otherwise provided;

(o) all references to time mean Houston, Texas time; and

(p) all references to “the date of this Agreement,” “date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to January 13, 2017.

ARTICLE II
THE INTEGRATED MERGERS; EFFECTS OF THE INTEGRATED MERGERS

2.1   The Integrated Mergers.

(a) The Merger and Surviving Corporation; The Second Step Merger and the Surviving Company.

(i) Upon the terms and subject to the conditions of this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub will merge with and into the Company, the separate existence of Merger Sub will cease, and the Company will survive and continue to exist as a Delaware corporation and an indirect wholly owned subsidiary of Parent.

(ii) Upon the terms and subject to the conditions of this Agreement, and in accordance with the DGCL and the DLLCA, after the Effective Time, the Surviving Corporation will merge with and into Marshall Texas, the separate corporate existence of the Surviving Corporation shall cease, and Marshall Texas will survive and continue to exist as a Delaware limited liability company and an indirect wholly owned subsidiary of Parent.

(iii) Without limiting the generality of the foregoing, and subject thereto, (A) at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation and (B) at the effective time of the Second Step Merger, all of the property, rights, privileges, powers and franchises of the Surviving Corporation and Marshall Texas shall vest in the Surviving Company, and all debts, liabilities and duties of the Surviving Corporation and Marshall Texas shall become the debts, liabilities and duties of the Surviving Company.

(b) Effectiveness and Effects of the Merger.

(i) Subject to the provisions of this Agreement, the Merger will become effective upon the filing of a properly executed certificate of merger (the “Certificate of Merger”) with the office of the Secretary of State of the State of Delaware or such later date and time as may be agreed to by Parent and the Company and set forth in such Certificate of Merger (the “Effective Time”), in accordance with the DGCL. The Merger will have the effects set forth in this Agreement and the applicable provisions of the DGCL.

(ii) Subject to the provisions of this Agreement, the Second Step Merger will be effective upon the filing of the properly executed certificate of merger for the Second Step Merger (the “Second Step Certificate of Merger”), which shall be filed within two (2) Business Days after the Effective time, with the office of the Secretary of State of the State of Delaware or such later day and time as may be set forth in such Second Step Certificate of Merger in accordance with the DGCL and the DLLCA. The Second Step Merger will have the effects set forth in this Agreement and the applicable provisions of the DGCL and the DLLCA.

(c) Charter and Bylaws.

(i) At the Effective Time, the Company Charter and Company Bylaws as in effect immediately prior to the Effective Time will remain unchanged and will be the certificate of incorporation and bylaws of the Surviving Corporation until duly amended in accordance with the terms thereof and applicable Law.

(ii) At the effective time of the Second Step Merger, the certificate of formation and the limited liability company agreement of Marshall Texas as in effect immediately prior to the Second Step Merger will remain unchanged and will be the certificate of formation and the limited liability company agreement of the Surviving Company until duly amended in accordance with the terms thereof and applicable Law.

(d) Directors and Officers of the Surviving Corporation. The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation. The officers of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the initial officers of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

2.2   Closing.   Subject to the provisions of Article VIII, the closing of the Merger and the other transactions contemplated hereby (the “Closing”) will occur on (a) the later of (i) April 8, 2017 and (ii) the third (3rd) Business Day after the day on which the last of the conditions set forth in Article VIII (excluding conditions that, by their nature, cannot be satisfied until the Closing Date, but subject to the satisfaction or waiver of those conditions) have been satisfied or waived in accordance with the terms of this Agreement or (b) such other date to which Parent and the Company may agree in writing. The date on which the Closing occurs is referred to as the “Closing Date.” The Closing of the transactions contemplated by this Agreement will take place at the offices of Latham & Watkins LLP, 811 Main Street, Suite 3700, Houston, Texas 77002, at 10:00 a.m. Houston time on the Closing Date.

ARTICLE III
MERGER CONSIDERATION; EXCHANGE PROCEDURES

3.1   Merger Consideration.   Subject to the provisions of this Agreement, including Sections 3.4 and 3.5, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or any holder of Parent Common Shares or Company Common Shares:

(a) Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time will automatically be converted into and become one fully paid and nonassessable share of Common Stock, par value $0.01 per share, of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation. From and after the Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(b) Each Company Common Share issued and outstanding immediately prior to the Effective Time, other than Treasury Shares and except for Dissenting Shares, and each unexercised Company Warrant issued and outstanding as of the Effective Time, will be cancelled and extinguished and automatically converted into the right to receive one of the following forms of consideration (on a per Company Common Share or Warrant Notional Common Share basis, the “Merger Consideration”):

(i) for each Company Common Share with respect to which an election to receive shares (a “Share Election”) has been validly made and not revoked (each, a “Share Election Share”), 3.7222 Parent Common Shares (the “Share Consideration”), and for each Company Warrant with respect to which a Share Election has been validly made and not revoked (each, “Share Election Warrant”), the Share Consideration in respect of the number of Warrant Notional Common Shares represented by such Company Warrant, in each case, which Parent Common Shares will be duly authorized and validly issued in accordance with applicable Laws and the Parent Charter;

(ii) for each Company Common Share with respect to which an election to receive shares and cash (a “Mixed Election”) has been validly made and not revoked (each, a “Mixed Election Share”), (A) cash in an amount (subject to applicable withholding Tax) equal to $34.75 and (B) 2.7874 Parent Common Shares (collectively, the “Mixed Consideration”), and for each Company Warrant with respect to which a Mixed Election has been validly made and not revoked (each, a “Mixed Election Warrant”), the Mixed Consideration in respect of the number of Warrant Notional Common Shares represented by such Company Warrant, in each case, which Parent Common Shares will be duly authorized and validly issued in accordance with applicable Laws and the Parent Charter;

(iii) for each Company Common Share with respect to which an election to receive cash (a “Cash Election”) has been validly made and not revoked (each, a “Cash Election Share”), cash in an amount (subject to applicable withholding Tax) equal to $138.39 (the “Cash Consideration”), and for each Company Warrant with respect to which a Cash Election has been validly made and not revoked (each, a “Cash Election Warrant”), the Cash Consideration in respect of the number of Warrant Notional Common Shares represented by such Company Warrant; and

(iv) for each Company Common Share (each, a “Non-Election Share”) or Company Warrant (each, a “Non-Election Warrant”), as applicable, that is not a Share Election Share, Share Election Warrant, Mixed Election Share, Mixed Election Warrant, or Cash Election Share or Cash Election Warrant, such Share Consideration and/or Cash Consideration as is determined in accordance with Section 3.5.

(c) Each Parent Common Share issued and outstanding immediately prior to the Effective Time will remain issued and outstanding and will not be affected by the Merger.

(d) Notwithstanding anything to the contrary in this Agreement, all Company Common Shares (if any) owned by the Company or its wholly-owned Subsidiaries or by Parent or its wholly-owned Subsidiaries as of immediately prior to the Effective Time, other than those held in a fiduciary capacity (“Treasury Shares”), will automatically be cancelled and no consideration will be received therefor.

(e) Company Preferred Shares will be treated in accordance with Section 3.7. Company Options and Company Restricted Shares will be treated in accordance with Section 3.8.

3.2   Rights As Stockholders or Warrant Holders; Share and Warrant Transfers.   All Company Common Shares and all Company Warrants converted into the right to receive the Merger Consideration pursuant to Section 3.1(b) will cease to be outstanding and will automatically be canceled and will cease to exist when converted as a result of and pursuant to the Merger. At the Effective Time, each holder of a certificate representing Company Common Shares (a “Certificate”), each holder of non-certificated Company Common Shares represented by book-entry (“Book-Entry Shares”), and each holder of a Company Warrant will cease to have any rights with respect thereto or thereunder, except the right to receive (a) the Merger Consideration, (b) any cash to be paid in lieu of any fractional New Common Share in accordance with Section 3.3(d), and (c) any distributions in accordance with Section 3.3(c), in each case to be issued or paid, without interest, in consideration therefor in accordance with Section 3.3; provided, however, that the rights of (i) any holder of Company Preferred Shares, or Company Options or Company Restricted Shares will be as set forth in Section 3.7 and Section 3.8, respectively, (ii) any holder of Treasury Shares will be as set forth in Section 3.1(d) and (iii) any holder of Dissenting Shares will be as set forth in Section 3.9. At the Effective Time, the transfer books of the Company will be closed immediately and there will be no further registration of transfers on the stock transfer books of the Company with respect to Company Common Shares, Company Warrants or Company Preferred Shares.

3.3   Exchange of Certificates.

(a) Exchange Agent. Prior to the Effective Time, Parent will appoint a commercial bank or trust company reasonably acceptable to the Company to act as exchange and payment agent hereunder for the purpose of receiving elections and exchanging Company Common Shares and Company Warrants for the Merger Consideration as required by this Article III (the “Exchange Agent”). Promptly after the Effective Time, Parent will deposit, or cause to be deposited, with the Exchange Agent for the benefit of the holders of the applicable Company Common Shares, Company Preferred Shares and Company Warrants, for exchange in accordance with this Article III, through the Exchange Agent, New Common Shares and cash as required by this Article III. Parent agrees to make available to the Exchange Agent, from time to time as needed, cash sufficient to pay the cash portion of the Mixed Consideration, the Cash Consideration, the Preferred Share Consideration, and any distributions pursuant to Section 3.3(c) and to make payments in lieu of any fractional New Common Shares pursuant to Section 3.3(d), in each case without interest. Any cash as payment for any fractional New Common Shares in accordance with Section 3.3(d), any distributions with respect to New Common Shares in accordance with Section 3.3(c), and New Common Shares and cash for payment of the Merger Consideration deposited with the Exchange Agent are hereinafter referred to as the “Exchange Fund.” The Exchange Agent will, pursuant to irrevocable instructions from Parent and the Company, deliver the Merger Consideration, and the Preferred Share Consideration contemplated to be paid for Company Common Shares, Company Warrants and Company Preferred Shares, as applicable, pursuant to this Agreement out of the Exchange Fund. Except as contemplated by Sections 3.3(c) and 3.3(d), the Exchange Fund will not be used for any other purpose.

(b) Exchange Procedures. Promptly after the Effective Time, Parent will instruct the Exchange Agent to mail to each record holder of Company Common Shares as of the Effective Time (other than the Company and its Subsidiaries and Parent and its Subsidiaries) (i) a letter of transmittal (specifying that in respect of certificated Company Common Shares, delivery will be effected, and risk of loss and title to the Certificates will pass, only upon proper delivery of the Certificates to the Exchange Agent, and which will be in customary form and agreed to by Parent and the Company prior to the Effective Time) and (ii) instructions (in customary form and agreed to by Parent and the Company prior to the Effective Time) for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for the Merger Consideration payable in respect of Company Common Shares represented by such Certificates or Book-Entry Shares, as applicable. Promptly after the Effective Time, upon surrender of Certificates, if any, for cancellation to the Exchange Agent together with such letters of transmittal, properly completed and duly executed, and such other documents (including in respect of Book-Entry Shares) as may be reasonably required pursuant to such instructions, each holder who held Company Common Shares immediately prior to the Effective Time (other than the Company and its Subsidiaries and Parent and its Subsidiaries) will be entitled to receive upon surrender of the Certificates or Book-Entry Shares therefor (x) New Common Shares representing, in the aggregate, the whole number of New Common Shares that such holder has the right to receive pursuant to this Article III (after taking into account all Company Common Shares then held by such holder) and/or (y) a check in an amount equal to the aggregate amount of cash that such holder has the right to receive pursuant to this Article III, including (A) cash in an amount (subject to any applicable withholding Tax) equal to the product of (x) the number of Company Common Shares represented by such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Shares in the name of such holder multiplied by (y) the Cash Consideration or the cash portion of the Mixed Consideration, if and as applicable, (B) cash payable in lieu of any fractional New Common Shares pursuant to Section 3.3(d) and (C) distributions pursuant to Section 3.3(c). No interest will be paid or accrued on any Merger Consideration, Preferred Share Consideration, any cash payment in lieu of fractional New Common Shares, or any Parent distributions payable pursuant to Section 3.3(c). In the event of a transfer of ownership of Company Common Shares that is not registered in the transfer records of the Company, the Merger Consideration payable in respect of such Company Common Shares may be paid to a transferee, if the Certificate representing such Company Common Shares or evidence of ownership of the Book-Entry Shares is presented to the Exchange Agent, and in the case of both certificated and book-entry Company Common Shares, accompanied by all documents reasonably required to evidence and effect such transfer and the Person requesting such exchange will pay to the Exchange Agent in advance any transfer or other Taxes required by reason of the delivery of the Merger Consideration in any name other than that of the record holder of such Company Common Shares, or will establish to the satisfaction of the Exchange Agent that such Taxes have been paid or are not payable. Promptly after the Effective Time, Parent will instruct the Exchange Agent to follow similar procedures with respect to the surrender of certificates representing Company Preferred Shares in exchange for the Preferred Share Consideration payable in respect thereof and Company Warrants in exchange for the Merger Consideration payable in respect thereof. Until all such required documentation has been delivered and Certificates, if any, Company Warrants or certificates representing Company Preferred Shares, as applicable, have been surrendered as contemplated by this Section 3.3, each Certificate or Book-Entry Share, Company Warrant or certificate representing a Company Preferred Share, as applicable, will be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration, or Preferred Share Consideration payable in respect of such Company Common Shares, Company Warrants or Company Preferred Shares, as applicable, upon such delivery and surrender, and any cash or distributions to which such holder is entitled pursuant to Sections 3.3(c) and 3.3(d).

(c) Distributions with Respect to Unexchanged Company Common Shares. No distributions declared or made with respect to Parent Common Shares with a record date after the Effective Time will be paid to the holder of any Company Common Shares or Company Warrants with respect to New Common Shares that such holder would be entitled to receive in accordance herewith and no cash payment in lieu of fractional New Common Shares will be paid to any such holder until such holder has delivered the required documentation and surrendered any Certificates, Book-Entry Shares or Company Warrants as contemplated by this Section 3.3. Subject to applicable Law, following compliance with the requirements of Section 3.3(b), there will be paid to such holder of New Common Shares issuable in exchange therefor, without interest, (i) promptly after the time of such compliance, the amount of any cash payable in lieu of fractional New Common Shares to which such holder is entitled pursuant to Section 3.3(d) (which shall be paid by the Exchange Agent as provided therein) and the amount of distributions with a record date after the Effective Time theretofore paid with respect to New Common Shares and payable with respect to such New Common Shares, and (ii) promptly after such compliance, or, if later, at the appropriate payment date, the amount of distributions with a record date after the Effective Time but prior to such delivery and surrender and a payment date subsequent to such compliance payable with respect to such New Common Shares (which shall be paid by Parent).

(d) Fractional New Common Shares. No certificates or scrip for New Common Shares representing fractional New Common Shares or book entry credit of the same will be issued upon the surrender of Company Common Shares or Company Warrants outstanding immediately prior to the Effective Time in accordance with Section 3.3(b), and such fractional interests will not entitle the owner thereof to vote or to have any rights as a holder of any New Common Shares. Notwithstanding any other provision of this Agreement, each holder of

Company Common Shares or Company Warrants converted in the Merger who would otherwise have been entitled to receive a fraction of a New Common Share (after taking into account all Company Common Shares and Company Warrants exchanged by such holder) will receive, in lieu thereof, cash (without interest rounded up to the nearest whole cent) in an amount equal to the product of (i) the Average Closing Price as of the Closing Date and (ii) the fraction of a New Common Share that such holder would otherwise be entitled to receive pursuant to this Article III. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional interests, Parent will cause the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms hereof.

(e) No Further Rights in Company Common Shares or Company Warrants. The Merger Consideration issued upon conversion of a Company Common Share or Company Warrant in accordance with the terms hereof (including any cash paid pursuant to Section 3.3(d)) will be deemed to have been issued and/or paid in full satisfaction of all rights pertaining to such Company Common Share or Company Warrant. From and after the Effective Time, each Company Warrant shall no longer be exercisable by the former holder thereof, but shall only entitle such holder to the payment of the Merger Consideration in respect of such Company Warrant.

(f) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Company Common Shares, Company Preferred Shares or Company Warrants after 180 days following the Effective Time will be delivered to Parent upon demand by Parent and, from and after such delivery, any former holders of Company Common Shares, Company Preferred Shares or Company Warrants who have not theretofore complied with this Article III will thereafter look only to Parent for the Merger Consideration or other consideration as applicable, payable in respect of such Company Common Shares, Company Preferred Shares or Company Warrants, any cash in lieu of fractional New Common Shares to which they are entitled pursuant to Section 3.3(d), or any distributions with respect to New Common Shares to which they are entitled pursuant to Section 3.3(c), in each case, without any interest thereon. Any amounts remaining unclaimed by holders of Company Common Shares, Company Preferred Shares or Company Warrants immediately prior to such time as such amounts would otherwise escheat to or become the property of any Governmental Authority will, to the extent permitted by applicable Law, become the property of Parent. Without limitation of the foregoing, after 180 days following the Effective Time, any amounts remaining unclaimed by holders of Company Common Shares, Company Preferred Shares or Company Warrants will become the property of Parent, subject to the legitimate claims of any Person previously entitled thereto hereunder or under abandoned property, escheat or similar laws. Notwithstanding anything in this Agreement to the contrary, none of the Company, Parent, Merger Sub, the Surviving Corporation, the Exchange Agent, or any other Person shall be liable to any former holder of Company Common Shares, Company Preferred Shares or Company Warrants for any amount properly delivered to a public official pursuant to any abandoned property, escheat or similar Law.

(g) Lost Certificates. If any Certificate or Company Warrant is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of an indemnity agreement or a bond, in a customary amount, as indemnity against any claim that may be made against it with respect to such Certificate or Company Warrant, the Exchange Agent will pay in exchange for such lost, stolen or destroyed Certificate and affidavit the Merger Consideration payable in respect of Company Common Shares represented by such Certificate or Warrant Notational Common Shares represented by such Company Warrant, as applicable, and any amounts to which the holders thereof are entitled pursuant to Sections 3.3(c) and 3.3(d).

(h) Withholding. The Company, Parent, Merger Sub, Marshall Texas and the Exchange Agent are entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Person such amounts or securities as the Company, Parent, Merger Sub, Marshall Texas or the Exchange Agent reasonably deems to be required to deduct and withhold under the Code or any provision of state, local, or foreign Tax Law, with respect to the making of such payment or issuance. To the extent that amounts or securities are so deducted and withheld, such amounts will be treated for all purposes of this Agreement as having been paid or issued to the Person in respect of whom such deduction and withholding was made.

(i) Book Entry Shares. All New Common Shares to be issued in the Merger will be issued in book-entry form, without physical certificates.

(j) Investment of the Exchange Fund. Parent will cause the Exchange Agent to invest the cash in the Exchange Fund as directed by Parent on a daily basis, in Parent’s sole discretion; provided, however, that no such investment or loss thereon affects the amounts payable or the timing of the amounts payable to the holders of Company Common Shares, Company Preferred Shares, Company Options, Company Restricted Shares and Company Warrants, as applicable, pursuant to the other provisions of this Section 3.3 and Section 3.7, Section 3.8 and Section 3.9. Any interest and other income resulting from such investments will be paid promptly to Parent.

(k) Tax Characterization of Merger. The Company and Parent each acknowledges and agrees that for U.S. federal income Tax purposes the Integrated Mergers are intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Each of the Company and Parent agrees to prepare and file all U.S. federal income Tax Returns in accordance with the foregoing and shall not take any position inconsistent therewith on any such Tax Return, or in the course of any audit, litigation or other proceeding with respect to U.S. federal income Taxes, except as otherwise required by applicable Laws following a final determination by a court of competent jurisdiction or other final administrative decision by an applicable Taxing Authority.

3.4   Election Procedures.   Each holder of record of a Company Common Share or Company Warrant issued and outstanding immediately prior to the Election Deadline (a “Company Holder”) shall have the right, subject to the limitations set forth in this Article III, to submit an election on or prior to the Election Deadline in accordance with the following procedures:

(a) Parent shall prepare a form reasonably acceptable to the Company (the “Form of Election”), which shall be mailed by Parent to record holders of Company Common Shares and Company Warrants so as to permit the Company Holders to exercise their right to make an Election prior to the Election Deadline. For the avoidance of doubt, a holder of a Company Warrant may only make one type of Election (i.e., a Share Election, Mixed Election or Cash Election) with respect to such Company Warrant.

(b) Each Company Holder may specify on the Form of Election in accordance with the provisions of this Section 3.4 and the instructions on such form (an “Election”), (i) the number of Company Common Shares with respect to which such Company Holder desires to make a Share Election, (ii) the number of Company Common Shares with respect to which such Company Holder desires to make a Mixed Election, (iii) the number of Company Common Shares with respect to which such Company Holder desires to make a Cash Election and (iv) with respect to each Company Warrant held by such Company Holder, whether such Company Holder desires to make a Share Election, a Mixed Election or a Cash Election with respect to such Company Warrant. Any holder of Company Common Shares who makes an Election shall be required to waive all appraisal rights in connection with the Company Common Shares subject to such Election.

(c) Parent shall mail or cause to be mailed or delivered, as applicable, the Form of Election to the holders of the Company Warrants and to record holders of Company Common Shares as of the record date for the Company Meeting not less than 20 Business Days prior to the anticipated Election Deadline. Parent shall make available one or more Forms of Election as may reasonably be requested from time to time by all persons who become holders of record of Company Common Shares or Company Warrants during the period following the record date for the Company Meeting and prior to the Election Deadline, and the Company shall provide to the Exchange Agent all information reasonably necessary for the Exchange Agent to perform as specified herein.

(d) Any Election shall have been made properly only if the Exchange Agent shall have received, prior to the Election Deadline, a Form of Election properly completed and signed and accompanied by Certificates (or affidavits of loss in lieu of the Certificates), if any, for the Company Common Shares to which such Form of Election relates, or the Company Warrants to which such Form of Election relates, as the case may be, duly endorsed in blank or otherwise in form acceptable for transfer on the books of the Company or by an appropriate customary guarantee of delivery of such Certificates or Company Warrants, as applicable, as set forth in such Form of Election, from a firm that is an eligible guarantor institution (as defined in Rule 17Ad-15 under the Exchange Act); provided that such Certificates or Company Warrants, as applicable, are in fact delivered to the Exchange Agent by the time required in such guarantee of delivery, and, in the case of Company Common Shares in book-entry form, any additional documents specified in the procedures set forth in the Form of Election. Failure to deliver Company Common Shares or Company Warrants, as applicable, covered by such a guarantee of delivery within the time set forth on such guarantee shall be deemed to invalidate any otherwise properly made Election, unless otherwise determined by Parent, in its sole and absolute discretion. As used herein, unless otherwise jointly agreed in advance by the Company and Parent, “Election Deadline” means 5:00 p.m. local time (in the city in which the principal office of the Exchange Agent is located) on a date mutually agreed by the Company and Parent but which in no event shall be less than one (1) day prior to the anticipated Closing Date. Parent and the Company shall issue a joint press release reasonably satisfactory to each of them announcing the anticipated date of the Election Deadline not more than 15 Business Days before, and at least five Business Days prior to, the anticipated date of the Election Deadline. Without limiting the other provisions set forth in this Section 3.4, any Company Common Shares or Company Warrants with respect to which the Exchange Agent has not received an effective, properly completed Form of Election prior to the Election Deadline (other than any Company Common Shares that constitute Dissenting Shares as of such time) shall also be deemed to be Non-Election Shares.

(e) Any Company Holder may, at any time prior to the Election Deadline, change or revoke such Company Holder’s Election by written notice received by the Exchange Agent prior to the Election Deadline accompanied by a properly completed and signed revised Form of Election or by written withdrawal prior to the Election Deadline of such Company Holder’s Certificates or Company Warrants, as applicable, or of the guarantee of delivery of such Certificates or Company Warrants, or any documents in respect of shares of Company Common Stock in book-entry form, previously deposited with the Exchange Agent. After an Election is validly made with respect to any Company Common Shares or Company Warrants, any subsequent transfer of such Company Common Shares or Company Warrants shall automatically revoke such Election. Notwithstanding anything to the contrary in this Agreement, all Elections shall be automatically deemed revoked upon receipt by the Exchange Agent of written notification from the Company that this Agreement has been terminated in accordance with Article IX. The Exchange Agent shall have reasonable discretion to determine if any Election is not properly made with respect to any Company Common Shares or Company Warrants (none of the Parties or the Exchange Agent being under any duty to notify any Company Holder of any such defect). In the event the Exchange Agent makes such a determination, such Election shall be deemed to be not in effect, and the Company Common Shares or Company Warrant, as applicable, covered by such Election shall, for purposes hereof, be deemed to be Non-Election Shares or a Non-Election Warrant, as applicable, unless a proper Election is thereafter timely made with respect to such Company Common Shares or Company Warrant. In the event that any Company Warrant in respect of which an Election shall have been made is subsequently exercised, such Election shall automatically be deemed to have been withdrawn as to such Company Warrant.

(f) Parent, in the exercise of its reasonable discretion, shall have the right to make all determinations, not inconsistent with the terms of this Agreement, governing the manner and extent to which Elections are to be taken into account in making the determinations prescribed by Section 3.5.

3.5   Proration.

(a) Notwithstanding any other provision contained in this Agreement, the aggregate number of Company Common Shares and the aggregate number of Warrant Notional Common Shares represented by all of the Company Warrants to be converted into the right to receive the Cash Consideration pursuant to Section 3.1(b) (the “Cash Conversion Number”) shall be equal to the quotient obtained by dividing (i) the Cash Component minus the product obtained by multiplying (x) the sum of the number of Mixed Election Shares and the aggregate number of Warrant Notional Common Shares represented by all of the Mixed Election Warrants by (y) $34.75, by (ii) the Cash Consideration. The “Cash Component” shall be equal to the amount by which (i) the product obtained by multiplying (A) the sum of the number of Company Common Shares issued and outstanding immediately prior to the Effective Time (excluding all Treasury Shares) plus the number of Warrant Notional Common Shares represented by all of the Company Warrants that are outstanding and unexercised immediately prior to the Effective Time by (B) $34.75, exceeds (ii) the product obtained by multiplying (1) the number of Dissenting Shares by (2) the Cash Consideration. All other Company Common Shares and Company Warrants (other than Mixed Election Shares and Mixed Election Warrants, which shall be converted into the Mixed Consideration, and other than Dissenting Shares) shall be converted into the right to receive the Share Consideration, subject to Section 3.5(b)(iii).

(b) As promptly as practicable after the Effective Time, Parent shall cause the Exchange Agent to effect the allocation of Merger Consideration among the holders of Company Common Shares and Company Warrants as follows:

(i) if the sum of the aggregate number of Cash Election Shares and the aggregate number of Warrant Notional Common Shares represented by Cash Election Warrants (such sum, the “Total Cash Election Number”) exceeds the Cash Conversion Number, then (A) all Share Election Shares, all Share Election

Warrants, all Non-Election Shares and all Non-Election Warrants shall be converted into the right to receive the Share Consideration, (B) all Mixed Election Shares and all Mixed Election Warrants shall be converted into the right to receive the Mixed Consideration, (C) Cash Election Shares of each holder thereof shall be converted into the right to receive the Cash Consideration in respect of that number of Cash Election Shares equal to the product obtained by multiplying (x) the number of Cash Election Shares held by such holder by (y) a fraction, the numerator of which is the Cash Conversion Number and the denominator of which is the Total Cash Election Number (with the Exchange Agent to determine, consistent with Section 3.5, whether fractions of Cash Election Shares shall be rounded up or down), with the remaining number of such holder’s Cash Election Shares being converted into the right to receive the Share Consideration, and (D) each Cash Election Warrant shall be converted into the right to receive (x) the Cash Consideration in respect of the portion of Warrant Notional Common Shares represented by such Cash Election Warrant equal to the product obtained by multiplying (1) the number of Warrant Notional Common Shares represented by such Cash Election Warrant by (2) a fraction, the numerator of which is the Cash Conversion Number and the denominator of which is the Total Cash Election Number (with the Exchange Agent to determine, consistent with Section 3.5, whether fractions of Warrant Notional Common Shares shall be rounded up or down), and (y) the Share Consideration in respect of the remaining portion of Warrant Notional Common Shares represented by such Cash Election Warrant;

(ii) if the Total Cash Election Number equals the Cash Conversion Number, then (A) all Cash Election Shares and all Cash Election Warrants shall be converted into the right to receive the Cash Consideration, (B) all Mixed Election Shares and all Mixed Election Warrants shall be converted into the right to receive the Mixed Consideration, and (C) all Share Election Shares, all Share Election Warrants, all Non-Election Shares and all Non-Election Warrants shall be converted into the right to receive the Share Consideration; and

(iii) if the Total Cash Election Number is less than the Cash Conversion Number (the amount by which the Cash Conversion Number exceeds the Total Cash Election Number being referred to herein as the “Shortfall Number”), then (x) all Cash Election Shares and all Cash Election Warrants shall be converted into the right to receive the Cash Consideration, (y) all Mixed Election Shares and all Mixed Election Warrants shall be converted into the right to receive the Mixed Consideration, and (z) the Share Election Shares, the Share Election Warrants, the Non-Election Shares and the Non-Election Warrants shall be treated in the following manner:

(A) if the Shortfall Number is less than or equal to the sum of the aggregate number of all Non-Election Shares and the aggregate number of Warrant Notional Common Shares represented by all of the Non-Election Warrants (such sum, the “Aggregate Non-Election Number”), then all Share Election Shares and all Share Election Warrants shall be converted into the right to receive the Share Consideration, and (x) the Non-Election Shares of each holder thereof shall be converted into the right to receive the Cash Consideration in respect of that number of Non-Election Shares equal to the product obtained by multiplying (1) the number of Non-Election Shares held by such holder by (2) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the Aggregate Non-Election Number (with the Exchange Agent to determine, consistent with Section 3.3, whether fractions of Non-Election Shares shall be rounded up or down), with the remaining number of such holder’s Non-Election Shares being converted into the right to receive the Share Consideration, and (y) each Non-Election Warrant shall be converted into the right to receive (I) the Cash Consideration in respect of that portion of the Warrant Notional Common Shares represented by such Company Warrant equal to the product obtained by multiplying (1) the total number of Warrant Notional Common Shares represented by such Non-Election Warrant by (2) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the Aggregate Non-Election Number (with the Exchange Agent to determine, consistent with Section 3.3, whether fractions of Warrant Notional Common Shares shall be rounded up or down), and (II) the Share Consideration with respect to the remaining portion of Warrant Notional Common Shares represented by such Non-Election Warrant; or

(B) if the Shortfall Number exceeds the Aggregate Non-Election Number, then all Non-Election Shares and all Non-Election Warrants shall be converted into the right to receive the Cash Consideration, and (A) the Share Election Shares of each holder thereof shall be converted into the right to receive the Cash Consideration in respect of that number of Share Election Shares equal to the product obtained by multiplying (1) the number of Share Election Shares held by such holder by (2) a fraction, the numerator of which is the amount by which (x) the Shortfall Number exceeds (y) the Aggregate Non-Election Number, and the denominator of which is the sum of the total number of Share Election Shares and the aggregate number of Warrant Notional Common Shares represented by all of the Share Election Warrants (with the Exchange Agent to determine, consistent with this Section 3.5, whether fractions of Share Election Shares shall be rounded up or down), with the remaining number of such holder’s Share Election Shares being converted into the right to receive the Share Consideration, and (B) each Share Election Warrant shall be converted into the right to receive (I) the Cash Consideration in respect of that portion of the Warrant Notional Common Shares represented by such Company Warrant equal to the product obtained by multiplying (1) the total number of Warrant Notional Common Shares represented by such Share Election Warrant by (2) a fraction, the numerator of which is the amount by which (x) the Shortfall Number exceeds (y) the Aggregate Non-Election Number, and the denominator of which is the sum of the aggregate number of Share Election Shares and the total number of Warrant Notional Common Shares represented by the Share Election Warrants (with the Exchange Agent to determine, consistent with this Section 3.5, whether fractions of Warrant Notional Common Shares shall be rounded up or down), and (II) the Share Consideration with respect to the remaining portion of Warrant Notional Common Shares represented by such Share Election Warrant.

3.6   Anti-Dilution Provisions.   Without limiting the covenants in Sections 4.1 and 4.2, in the event the outstanding Company Common Shares or Parent Common Shares shall have been changed between the date of this Agreement and the Closing into a different number of shares or a different class after the date hereof by reason of any subdivisions, reclassifications, splits, share distributions, combinations or exchanges of Company Common Shares or Parent Common Shares, then the Merger Consideration will be correspondingly adjusted to provide to the holders of Company Common Shares, Company Options, Company Restricted Shares and Company Warrants, as applicable, the same economic effect as contemplated by this Agreement prior to such event; provided, however, that nothing in this Section 3.6 shall be deemed to permit or authorize any Party hereto to affect any such change that it is not otherwise authorized or permitted to undertake pursuant to this Agreement.

3.7   Treatment of Company Preferred Shares.   At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, or the Company, each Company Preferred Share issued and outstanding immediately prior to the Effective Time will be converted into the right to receive cash in an amount (subject to any applicable withholding Tax) equal to one dollar ($1.00), without interest (the “Preferred Share Consideration”). The Preferred Share Consideration issued upon conversion of a Company Preferred Share in accordance with the terms hereof will be deemed to have been issued in full satisfaction of all rights pertaining to such Company Preferred Share. All Company Preferred Shares converted into the right to receive the Preferred Share Consideration pursuant to this Section 3.7 will cease to be outstanding and will automatically be canceled and will cease to exist when converted as a result of and pursuant to the Merger.

3.8   Treatment of Company Options and Company Restricted Shares.

(a) Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof) shall adopt such resolutions or take such other actions to cause all outstanding Company Options to vest immediately prior to the Effective Time and provide that each Company Option that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, be exchanged for the number of Parent Common Shares, rounded down to the nearest whole share, equal to the quotient obtained by dividing (i) the product of (A) the number of Company Common Shares subject to the Company Option and (B) the amount, if any, by which the per share closing trading price of Company Common Shares on the Business Day immediately before the Closing Date exceeds the exercise price per Company Common Share otherwise purchasable pursuant to the Company Option immediately prior to the Effective Time by (ii) the Average Closing Price; provided if such calculation results in zero or a negative number, the applicable Company Option shall be forfeited for no consideration.

(b) Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof) shall adopt such resolutions or take such other actions to adjust the terms of all outstanding Company Restricted Shares to provide that, as of the Effective Time, the Company Restricted Shares that are outstanding immediately prior to the Effective Time shall be converted into a number of restricted Parent Common Shares (“Adjusted Restricted Shares”) subject to the same vesting, repurchase or other lapse restrictions equal to the number of corresponding Company Restricted Shares multiplied by the Share Consideration, rounded up to the nearest whole share.

(c) For the avoidance of doubt, all Adjusted Restricted Shares shall be subject to the same vesting and other terms and restrictions that applied to the corresponding Company Restricted Share, as applicable, including all vesting acceleration provisions as may be set forth in an applicable employment agreement or otherwise.

(d) As of the Effective Time, Parent shall (i) assume all of the obligations of the Company under the Company Stock Plans with respect to the outstanding Adjusted Restricted Shares, and (ii) file one or more appropriate registration statements (on Form S-3 or Form S-8, or any successor or other appropriate forms) with respect to all Parent Common Shares underlying Adjusted Restricted Shares.

(e) At the Effective Time, if Parent determines that it desires to do so, Parent may assume any or all of the Company Stock Plans. If Parent assumes any Company Stock Plan, then, under such Company Stock Plan Parent will be entitled to grant equity or equity-based incentive awards with respect to Parent Shares, to the extent permissible under applicable Law, using the share reserves of such Company Stock Plan (including any Parent Shares returned to such share reserves as a result of the termination or forfeiture of any equity awards). If Parent notifies the Company that it does not wish to assume a Company Stock Plan, the Company shall ensure that such Company Stock Plan is terminated as of the Effective Time and no future rights remain under such Company Stock Plan, except with respect to the Adjusted Restricted Shares.

3.9   Dissenting Shares.   Notwithstanding anything in this Agreement to the contrary, with respect to each Company Common Share that is outstanding immediately prior to the Effective Time as to which the holder thereof shall have properly complied in all respects with the provisions of Section 262 of the DGCL as to appraisal rights (each, a “Dissenting Share”), such Dissenting Share shall not be converted into the right to receive the Merger Consideration but instead shall be canceled and shall represent the right to receive only the payment, solely from the Surviving Company, of the appraisal value of the Dissenting Shares to the extent permitted by and in accordance with the provisions of Section 262 of the DGCL; provided, however, that if any such Person shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 of the DGCL, then the right of such Person to receive those rights under Section 262 of the DGCL shall cease and such Company Common Shares shall be deemed to have been converted as of the Effective Time into, and shall represent only the right to right to receive, the same type of Merger Consideration, without interest thereon, as was payable in respect of an equivalent number of Non-Election Shares. The Company shall give Parent prompt notice of any demands received by the Company for appraisal of Company Common Shares, and Parent shall have the right to control all negotiations and proceedings with respect to such demands. The Company shall not settle, make any payments with respect to, or offer to settle, any claim with respect to Dissenting Shares without the written consent of Parent.

ARTICLE IV
ACTIONS PENDING MERGER

4.1   Conduct of Business by the Company.   From the date hereof until the earlier of the Effective Time and the termination of this Agreement pursuant to Article IX, and except (i) as expressly contemplated or permitted by this Agreement, (ii) as may be required by applicable Law, (iii) as set forth in the correspondingly numbered section of the disclosure letter delivered by the Company to Parent at or prior to the execution hereof (the “Company Disclosure Schedule”), or (iv) with the prior written consent of Parent (which consent will not be unreasonably withheld, delayed or conditioned), the Company will not, and will cause each of its respective Subsidiaries not to:

(a) (i) conduct its business and the business of its Subsidiaries in all material respects other than in the ordinary course, (ii) fail to use commercially reasonable efforts to preserve intact its business organizations, goodwill and assets and maintain its rights, franchises and existing relations with customers, suppliers, employees and business associates, or (iii) take any action that adversely affects the ability of either Party to obtain any approvals required under the HSR Act for the transactions contemplated hereby;

(b) (i) create, issue, sell or otherwise permit to become outstanding, deliver, pledge, dispose of, grant, transfer, encumber or authorize the creation, issuance, sale, delivery, pledge, disposition, grant, transfer or encumbrance of, any additional equity or any additional Rights, other than issuances of Company Common Shares upon the exercise or settlement of Company Options outstanding as of the date of this Agreement in accordance with their terms or issued after the date hereof in accordance with the terms hereof, (ii) amend any term of the Company Common Shares or any Rights (whether by merger, consolidation or otherwise), or (iii) enter into any agreement, understanding or commitment with respect to the foregoing;

(c) (i) subdivide, recapitalize, adjust, split, combine, exchange or reclassify or enter into any similar transaction with respect to equity interests in the Company or any of its Subsidiaries or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for equity interests in the Company or any of its Subsidiaries, or (ii) repurchase, redeem or otherwise acquire or offer to repurchase, redeem or otherwise acquire, or permit any of its Subsidiaries to purchase, redeem or otherwise acquire or offer to repurchase, redeem or otherwise acquire any capital stock, membership, partnership or other equity interests or Rights in the Company or any of its Subsidiaries, except upon the forfeiture of Company Options and Company Restricted Shares in connection with the terms thereof or to satisfy any applicable exercise price or Tax withholding obligations of the holder of such interests of Rights;

(d) (i) sell, lease, dispose of or discontinue, assign, license, mortgage or otherwise transfer, or create or incur any Lien (other than Permitted Encumbrances) upon, or pledge, surrender, encumber, divest, cancel, abandon, release or allow to lapse or expire or otherwise dispose of any of the Oil and Gas Properties or assets (including any intangible assets), licenses, operations, rights, securities, properties, interests or businesses of the Company or any of its Subsidiaries, other than sales, leases, assignments or transfers of Oil and Gas Properties or other assets, properties or businesses of the Company or any of its Subsidiaries with a value of less than $10,000,000 in the aggregate; provided, that the Company shall make commercially reasonable efforts to notify Parent at least ten (10) days prior to entering into any such transaction and (3) sales of Hydrocarbons and equipment in the ordinary course of business consistent with past practice, (ii) acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, or lease any assets (including any intangible assets), securities, properties, interests or businesses other than the acquisition or lease of Oil and Gas Properties or other assets in the ordinary course of business consistent with past practice, (iii) merge, consolidate or enter into any partnership, joint venture or other business combination transaction with any Person, (iv) convert from a corporation, limited partnership or limited liability company, as the case may be, to any other business entity, or (v) become a non-consenting party in any operation proposed with respect to any of the Oil and Gas Properties;

(e) (i) make, declare, set aside or pay dividends or other distributions (whether in cash, stock or property or any combination thereof) in respect of Company Common Shares or the equity securities of any of the Company’s Subsidiaries, other than (A) pro rata dividends and pro rata distributions paid by any Subsidiary of the Company to the Company or its Subsidiaries and (B) purchases, redemptions or other acquisitions of Company Common Shares, Company Options or Company Restricted Shares, as applicable, required by the terms of the Company Stock Plans as in effect on the date of this Agreement; or (ii) enter into any agreement, undertaking or commitment with respect to the voting of its equity or voting securities or Rights;

(f) amend or adopt or propose any amendment to the Company Charter or Company Bylaws or any organizational document of the Company’s Subsidiaries as in effect on the date of this Agreement (whether by merger, consolidation, acquisition of stock or assets or otherwise);

(g) enter into any contract, agreement or arrangement that (i) would be a Company Material Agreement had it been entered into prior to the date of this Agreement or (ii) would prevent or materially delay the consummation of the Merger or the other transactions contemplated by this Agreement;

(h) modify, amend, terminate, default under or assign, or waive, assign or release any rights, claims or benefits of the Company or its Subsidiaries under, any Company Material Agreement in any material respect in each case (other than in the case of a default), except for renewals or term expirations in accordance with the terms of any Company Material Agreement; provided that, notwithstanding the foregoing, neither the Company nor any of its Subsidiaries shall be permitted to enter into any contract, agreement or arrangement that would prevent or materially delay the consummation of the Merger or the other transactions contemplated by this Agreement

(i) enter into new contracts to sell Hydrocarbons other than in the ordinary course consistent with past practice, but in no event shall any such contracts (x) have a duration of more than one (1) month or (y) include pricing to sell such Hydrocarbons that are not based on a published market based index;

(j) (i) materially deviate from drilling and completing 15 net Wells through June 30, 2017; provided, however that the cost of drilling and completing each such Well shall not exceed $9,000,000 individually, or (ii) create or incur any Production Burden on any of the Company’s or its Subsidiaries’ Oil and Gas Properties, other than in the ordinary course of business consistent with past practice;

(k) waive, release, assign, settle or compromise any claim, action or proceeding, including any state or federal regulatory proceeding seeking damages or injunction or other equitable relief, that would, (i) require the payment of monetary damages by any of the Company or its Subsidiaries after the date hereof of $750,000 per claim, action or proceeding or $1,500,000 in the aggregate or (ii) involve any injunctive or other non-monetary relief which, in either case, imposes material restrictions on the business operations of the Company and its Subsidiaries, taken as a whole;

(l) change in any material respect any of the Company’s or its Subsidiaries’ methods of accounting or accounting practices, policies or procedures, except as required by concurrent changes in GAAP or SEC rules and regulations, in either case as agreed to by its independent public accountants;

(m) fail to use commercially reasonable efforts to maintain, with financially responsible insurance companies, insurance in such amounts and against such risks and losses as is maintained by it at present;

(n) (i) change any material Tax election, including elections for any and all joint ventures, partnerships, limited liability companies or other investments where it has the capacity to make such binding election, (ii) amend any material Tax Return, (iii) change any material Tax accounting method, (iv) enter into any closing agreement, (v) settle, compromise or surrender any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, (vi) surrender any material claim for a refund of Taxes, (vii) file any Tax Return that is inconsistent with past practice or (viii) consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment;

(o) except as required pursuant to any Company Employee Benefit Plan in effect prior to the date hereof or as required by Law: (i) grant or increase any retention, deal bonus, change-in-control, severance or termination pay to (or materially amend any existing arrangement with) any former or current employee, officer, consultant, or director of the Company or any of its Subsidiaries (excluding independent contractors) (each, a “Company Service Provider”), (ii) increase compensation or benefits payable under any existing change-in-control, severance or termination pay policies, (iii) establish, adopt or materially amend any material Company Employee Benefit Plan, (iv) enter into any collective bargaining agreement or other agreement with a labor union, works council or similar organization, (E) increase in any manner compensation, bonus, commission, long-term incentive opportunities or other benefits payable to any Company Service Provider, except for increases in connection with any applicable promotion not involving an executive officer position and for increases made in the ordinary course of business for non-executive officer level employees, (v) take any action to accelerate the vesting or payment (except as permitted under clause (ix) below), or fund or in any other way secure the payment, of compensation or benefits under any Company Employee Benefit Plan, to the extent not already provided in any such Company Employee Benefit Plan, (vi) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Employee Benefit Plan that is required by Law to be funded or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or Law, (vii) forgive any loans to any Company Service Provider, (viii) waive any post-employment restrictive covenant with any Company Service Provider, (ix) vest or waive any restrictions with respect to any equity or equity-based awards, except in connection with any employee termination or retirement not involving an executive officer level employee, (x) grant any equity or equity-based awards to Company Service Providers, (xi) amend or modify any outstanding awards under the Company Stock Plans (except as permitted under clause (ix) above), (xii) grant any gross-up, make whole or indemnification with respect to or related to Sections 409A or 4999 of the Code, or (xiii) hire or fire any executive officer level employee;

(p) (i) create, incur, assume, guarantee, endorse, suffer to exist or otherwise become liable with respect to any Indebtedness (directly, contingently or otherwise), issue or sell any debt securities or warrants or other rights to acquire any debt security of any of the Company or its Subsidiaries or enter into any “keep well” or other agreement to maintain any financial statement condition of another Person other than borrowings under existing revolving credit facilities reflected in the Company Financial Statements or incurred in the ordinary course of business prior to the date of this Agreement, (ii) enter into any material lease (whether operating or capital), other than Oil and Gas Leases and compressor leases entered into in the ordinary course of business consistent with past practice, (iii) create any Lien or grant any Production Burden on its property or the property of its Subsidiaries in connection with any pre-existing Indebtedness, new Indebtedness or lease or otherwise, or (iv) make or commit to make any material capital expenditures or engage in any material exploration, development, drilling, well completion or other development activities, other than (A) except for the 15 net Wells as provided for in Section 4.1(j), such capital expenditures or activities as do not exceed $5,000,000 individually or $15,000,000 in the aggregate or (B) such capital expenditures or activities as are required to respond on a bona fide emergency basis or for the bona fide safety of individuals, assets or the environment, and when there is insufficient time to obtain advance consent of Parent; provided that the Company promptly notifies Parent of any such emergency expenditures, including the amount and reason therefor;

(q) make any loans, advances or capital contributions to, or investments in, any Person (other than any of the Company or its Subsidiaries and other than (i) advances to employees for travel and other business expenses in the ordinary course of business consistent with past practice and (ii) pursuant to customary provisions in joint operating agreements);

(r) enter into any contract or transaction with (including the making of any payment to) a director or officer of the Company or members of their “immediate family” (as such terms are defined in Rule 16a-1 of the Exchange Act) (each of the foregoing, a “Related Person”) (other than the Company or one of its Subsidiaries) or an Affiliate of a Related Person (other than the Company or one of its Subsidiaries), in each case of a type that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC;

(s) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial dissolution or liquidation;

(t) convene any special meeting of the Company Stockholders;

(u) become party to or approve or adopt any stockholder rights plan or “poison pill” agreement;

(v) fail to timely file any material report required to be filed by the Company or any of its Subsidiaries with the SEC or any other Governmental Authority;

(w) recognize any union or labor organization as the bargaining representative for any Employees or enter into any labor agreement or collective bargaining agreement, except as required by Law; or

(x) agree or commit to do anything prohibited by clauses (a) through (w) of this Section 4.1.

4.2   Conduct of Business by Parent.   From the date hereof until the earlier of the Effective Time and the termination of this Agreement pursuant to Article IX, and except (i) as expressly contemplated or permitted by this Agreement, (ii) as may be required by applicable Law, (iii) as set forth in the correspondingly numbered section of the disclosure letter delivered by Parent to the Company (the “Parent Disclosure Schedule”), or (iv) with the prior written consent of the Company (which consent will not be unreasonably withheld, delayed or conditioned), Parent will not:

(a) make, declare, set aside or pay any special or extraordinary dividends or other distributions in respect of Parent Common Shares; provided, however, that nothing contained herein shall prohibit Parent from increasing the quarterly cash dividend on the Parent Common Shares;

(b) amend or adopt or propose any amendment to the Parent Charter or Parent Bylaws in a manner that adversely affects the terms of the Parent Common Shares;

(c) enter into any contract, agreement or arrangement that would be reasonably likely to have a material adverse effect on, or materially delay, the consummation of the transactions contemplated by this Agreement; or

(d) implement or adopt any material change in its GAAP accounting principles, practices or methods, other than as may be required by GAAP or SEC rules and regulations;

(e) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial dissolution or liquidation; or

(f) agree or commit to do anything prohibited by clauses (a) through (f) of this Section 4.2.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (a) all forms, registration statements, reports, schedules and statements filed by the Company with the SEC under the Exchange Act or the Securities Act since January 1, 2015 and prior to the date of this Agreement, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein (collectively, the “Company SEC Documents”) (but (i) excluding any disclosure contained in any such Company SEC Documents under the heading “Risk Factors” or “Cautionary Note Regarding Forward-Looking Statements” or similar heading (other than any historical factual information contained within such headings, disclosure or statements) and (ii) without giving effect to any amendment thereof or supplement thereto filed with, or furnished to, the SEC on or after the date hereof, but only to the extent (A) such Company SEC Documents are publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval System and (B) the relevance of the applicable disclosure as an exception to the applicable representations and warranties is reasonably apparent on the face of such disclosure) or (b) the Company Disclosure Schedule prior to the execution of this Agreement (provided that (i) disclosure in any section of such Company Disclosure Schedule is deemed to be disclosed with respect to any other section of this Agreement to the extent that it is reasonably apparent on the face of the Company Disclosure Schedule that such disclosure is applicable to such other section notwithstanding the omission of a reference or cross reference thereto and (ii) the mere inclusion of an item in such Company Disclosure Schedule as an exception to a representation or warranty is not deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company (a “Company Material Adverse Effect”)), the Company represents and warrants to Parent as follows:

5.1   Organization, General Authority and Standing.   The Company is a corporation validly existing and in good standing under the Laws of the State of Delaware. Section 5.1 of the Company Disclosure Schedule sets forth a true and complete list of the Company’s Subsidiaries. Each of the Company’s Subsidiaries is a corporation, limited partnership or limited liability company, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of organization. Each of the Company and its Subsidiaries (i) has all corporate or other organizational power and authority required to own, lease or otherwise hold, use and operate its properties, rights and other assets and to carry on its business as currently conducted and (ii) is duly licensed or qualified to do business and in good standing to do business as a foreign corporation, limited partnership or limited liability company, as the case may be, in each jurisdiction in which the conduct or nature of its business or the ownership, leasing, holding or operating of its properties makes such licensing or qualification necessary, except, in the case of clause (ii), for such jurisdictions where the failure to be so licensed, qualified or in good standing, individually or in the aggregate, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent complete and accurate copies of the Company Charter and the Company Bylaws and each of the Company’s Subsidiaries’ certificate of incorporation, certification of formation, certification of limited partnership, by-laws, operating agreements, partnership agreements or similar organizational documents, each as amended to the date of this Agreement, and each such document as so delivered is in full force and effect, and neither the Company nor any of its Subsidiaries is in material violation of any of the provisions contained therein.

5.2   Capitalization.

(a) The authorized capital stock of the Company consists of 30,000,000 Company Common Shares and 3,000,000 Company Preferred Shares. As of the date hereof, there are (i) 17,245,636 Company Common Shares (excluding unvested Company Restricted Shares) issued and outstanding, (ii) 1,463 Company Common Shares held in the treasury of the Company, (iii) 3,500 Company Preferred Shares issued and outstanding, and (iv) no Company Preferred Shares held in the treasury of the Company. All of the issued and outstanding Company Common Shares and Company Preferred Shares were duly authorized and are validly issued in accordance with the Company Charter, are fully paid and nonassessable and are not subject to any preemptive or similar rights (and were not issued in violation of any preemptive or similar rights). All Company Common Shares that may be issued or granted pursuant to the exercise of Company Options or Company Warrants will be, when issued or granted in accordance with the respective terms thereof, duly authorized and validly issued in accordance with the Company Charter, fully paid and non-assessable and not subject to any preemptive or similar rights (and will not be issued in violation of any preemptive or similar rights).

(b) As of the date hereof, except as set forth above in Section 5.2(a) and except for (i) 282,000 Company Common Shares reserved for issuance on exercise of Company Options outstanding on the date hereof, (ii) 383,702 unvested Company Restricted Shares outstanding on the date hereof, (iii) 2,251,364 Company Common Shares reserved for issuance on exercise of outstanding Company Warrants, and (iv) 709,298 additional Company Common Shares remaining available for issuance pursuant to the Company Stock Plans, (A) there are no shares, partnership interests, limited liability company interests or other equity securities of the Company or any of its Subsidiaries issued or authorized and reserved for issuance, (B) there are no outstanding options, warrants, preemptive rights, subscriptions, calls or other Rights, convertible securities, exchangeable securities, agreements or commitments of any character obligating the Company or any of its Subsidiaries to (1) issue, transfer or sell any equity interests of the Company or such Subsidiary or any securities convertible into or exchangeable for such equity interests, (2) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar Right, agreement or arrangement, (3) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary, (4) make any payment to any person the value of which is derived from or calculated based on the value of Company Common Shares, or (5) make any commitment to authorize, issue or sell any such equity interests or securities or other Rights, except pursuant to this Agreement, (C) there are no contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any equity interest in the Company or any of its Subsidiaries or any such securities or agreements listed in clause (B) of this sentence, and (D) there are no agreements granting any preemptive or antidilutive or similar rights with respect to any security issued by the Company or any of its Subsidiaries. No Subsidiary of the Company owns any Company Common Shares. With respect to each grant of any Company Common Shares under the Company Stock Plans, each such grant was made in accordance with the terms of the applicable Company Stock Plan, the Exchange Act and all other applicable Laws, including the rules of the NYSE.

(c) Neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other Indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the Company Stockholders on any matter.

(d) There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting or registration of capital stock or other equity interest of the Company or any of its Subsidiaries.

(e) All outstanding Company Common Shares and Company Preferred Shares have been issued and granted in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) all requirements set forth in applicable contracts.

(f) Neither the Company nor any of its Subsidiaries has agreed to register any securities under the Securities Act or under any state securities Law or granted registration rights to any person.

(g) Section 5.2(g) of the Company Disclosure Schedule sets forth the following information with respect to each Company Option and each Company Warrant outstanding on the date of this Agreement: (i) name of the holder; (ii) number of Company Common Shares issuable upon exercise thereof; (iii) exercise price; (iv) issue date; (v) termination date; (vi) vesting schedule; and (vii) whether such option or warrant contains any put, redemption or similar feature (other than a provision for the net settlement thereof or payment of tax withholdings with respect thereto).

(h) Except for the Company Options and Company Warrants, at the Effective Time, there will not be any outstanding Rights, convertible or exchangeable securities, agreements, claims or commitments of any character by which the Company or any of its Subsidiaries will be bound calling for the purchase or issuance of any shares of the capital stock of the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares or any other such securities or agreements.

(i) At the Effective Time, neither the Company nor any of its Subsidiaries will be a party to any agreement prohibiting the ability of the Company or any of its Subsidiaries to make any payments, directly or indirectly, to Parent by way of dividends, advances, repayments of loans or advances, reimbursements of management and other intercompany charges, expenses and accruals or other returns on investments, or any other agreement or arrangement which restricts the ability of the Company or any of its Subsidiaries to make any payment, directly or indirectly, to Parent.

5.3   Equity Interests in other Entities.   Other than ownership interests in its Subsidiaries as set forth in Section 5.1 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries owns beneficially, directly or indirectly, any equity securities or similar interests of any person, or any interest in a partnership or joint venture of any kind. All outstanding shares of capital stock or other equity interests in the Company’s Subsidiaries are duly authorized, validly issued, fully paid and nonassessable, and the Company owns such interests in its Subsidiaries free and clear of all Liens except for Permitted Encumbrances. Neither the Company nor any of its Subsidiaries has agreed or is obligated to, directly or indirectly, make any future investment in or capital contribution or advance to any Person (other than in or to the Company or one of its Subsidiaries).

5.4   Power, Authority and Approvals of Transactions.

(a) The Company has the requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and, subject to obtaining the Company Stockholder Approval, to consummate the transactions contemplated hereby. Subject to obtaining the Company Stockholder Approval in order to consummate the Merger, this Agreement and the transactions contemplated hereby have been duly authorized by all necessary corporate action by the Company. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery by Parent, constitutes the Company’s valid and binding obligation, enforceable against the Company in accordance with its terms (except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar Laws affecting the enforcement of creditors’ rights generally or by general equitable principles).

(b) At a meeting duly called and held, the Company Board has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to, advisable and in the best interests of the Company and the holders of Company Common Shares, (ii) approved this Agreement, the Support Agreement, the Non-Dissent Agreements and the transactions contemplated hereby and thereby and (iii) approved (subject to Section 7.3) the Company Board Recommendation. As of the date of this Agreement, none of the actions described in the immediately preceding sentence has been amended, rescinded or modified in any respect.

5.5   No Violations or Defaults.   Subject to required filings under federal and state securities laws and with NYSE, assuming the other consents and approvals contemplated by Section 5.6 and Article VIII are duly obtained and assuming the consents, waivers and approvals specified in Section 7.9(a) are obtained, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by the Company do not and will not (i) constitute a breach or violation of, or result in a default (or an event that, with notice or lapse of time or both, would become a default) under, or result in the termination or in a right of termination, cancellation or modification of, or result in the acceleration of performance required by or the loss of any benefit to which any of the Company or its Subsidiaries is entitled under, any note, bond, mortgage, indenture, deed of trust, license, franchise, lease, contract, agreement, joint venture, permit or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or their respective properties is subject or bound except for such breaches, violations, defaults, terminations, cancellations or accelerations which, either individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, (ii) conflict with or constitute a breach or violation of, or a default under the Company Charter or Company Bylaws or the similar organizational documents of any of the Company’s Subsidiaries, (iii) materially contravene or conflict with or constitute a material violation of any provision of any Law binding upon or applicable to the Company or any of its Subsidiaries or (iv) result in the creation of any material Lien on any of the assets of the Company or any of its Subsidiaries.

5.6   Consents and Approvals.   No consents or approvals of, or filings or registrations with, any Governmental Authority or other Person are necessary in connection with: (i) the execution and delivery by the Company of this Agreement; or (ii) the consummation by the Company of the transactions contemplated by this Agreement, except for (A) the filing with the SEC of a proxy statement relating to the matters to be submitted to the Company Stockholders (the “Proxy Statement”) at a special meeting of such holders for the purpose of adopting this Agreement (including any adjournment thereof, the “Company Meeting”) and other filings required under federal or state securities Law, (B) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (C) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules of the NYSE, (D) such filings and approvals as may be required to be made or obtained under the Antitrust Laws, and (E) such other consents, authorizations, approvals, filings or registrations the absence or unavailability of which would not, either individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent or materially delay consummation of the Merger.

5.7   Financial Reports and the Company SEC Documents.

(a) Since January 1, 2015, the Company has filed with or furnished to the SEC all forms, registration statements, reports, schedules and statements required to be filed or furnished under the Exchange Act or the Securities Act. None of the Company’s Subsidiaries is required to file periodic reports with the SEC pursuant to the Exchange Act. At the time filed (or, in the case of registration statements, solely on the dates of effectiveness) (except to the extent amended by a subsequently filed Company SEC Document prior to the date hereof, in which case as of the date of such amendment), each Company SEC Document complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be, and the Sarbanes-Oxley Act, and any rules and regulations promulgated thereunder applicable to the Company SEC Documents, and did not contain any untrue statement of a material fact, or omit to state a material fact required to be stated therein or necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

(b) Any consolidated financial statements of the Company included in the Company SEC Documents (the “Company Financial Statements”) as of their respective dates (if amended, as of the date of the last such amendment) (A) complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, (B) were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be expressly indicated in the notes thereto, to the extent permitted by applicable SEC regulations), and (C) fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end adjustments which are not, individually or in the aggregate, material). The financial statements to be filed by the Company with the SEC after the date of this Agreement (i) will comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, (ii) will be prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be expressly indicated in the notes thereto), and (iii) will fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end adjustments which are not, individually or in the aggregate, material).

(c) None of the Company or its Subsidiaries is a party to, nor has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or agreement (including any agreement relating to any transaction or relationship between or among one or more of the Company and its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand), or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC), where the result, purpose or intended effect of such contract or agreement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s or such Subsidiary’s published financial statements or other Company SEC Documents.

(d) Section 5.7(d) of the Company Disclosure Schedule contains (i) a complete and accurate list of all Derivative Instruments entered into by the Company or any of its Subsidiaries or for the account of any of its customers as of the date of this Agreement and (ii) the Company has made available to Parent pricing and other supporting information relating to the positions summarized in Section 5.7(d) of the Company Disclosure Schedule. All such Derivative Instruments were, and any Derivative Instrument entered into after the date of this Agreement will be, entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Company and its Subsidiaries (collectively, the “Company Risk Policies”), and were, and will be, entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Instrument. Section 5.7(d) of the Company Disclosure Schedule identifies any such counterparty as to which the Company or any of its Subsidiaries has any reasonable concerns regarding financial responsibility with respect to any such Derivative

Instrument. The Company and each of its Subsidiaries have, and will have, duly performed in all material respects all of their respective obligations under the Derivative Instruments to the extent that such obligations to perform have accrued, and, to the Knowledge of the Company, there are and will be no material breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder. Prior to the date of this Agreement, the Company has delivered or made available to Parent an accurate and complete copy of the Company Risk Policies in effect as of the date of this Agreement and the Company Risk Policies contain a complete and accurate description of the practice of the Company and the Company Subsidiaries with respect to Derivative Instrument positions, as of the date hereof. Since December 31, 2012, there have been no material violations of the Company Risk Policies.

5.8   Internal Controls and Procedures.   The Company has established and maintains internal control over financial reporting and disclosure controls and procedures (as such terms are defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting, including policies and procedures that (a) mandate the maintenance of records that in reasonable detail accurately and fairly reflect the material transactions and dispositions of the assets of the Company and its Subsidiaries, (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with appropriate authorizations of management and the Company Board and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and its Subsidiaries. Such disclosure controls and procedures are designed to ensure that material information relating to the Company, including its Subsidiaries, required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure. The Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. The Company’s principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation, to the Company’s auditors and the audit committee of the Company Board (x) all significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in internal controls and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls. To the Knowledge of the Company, since January 1, 2014, no complaints from any source regarding accounting, internal accounting controls or auditing matters have been received by the Company. Since January 1, 2014, the Company has not received any material complaints through the Company’s whistleblower hotline or equivalent system for receipt of employee concerns regarding possible violations of applicable Law. Since January 1, 2014, no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a violation of applicable Law that are securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company’s chief legal officer, audit committee of the Company Board or to the Company Board pursuant to the rules adopted pursuant to Section 307 of the Sarbanes-Oxley Act or any Company policy contemplating such reporting. The principal executive officer and the principal financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act, the Exchange Act and any related rules and regulations promulgated by the SEC with respect to the Company SEC Documents, and the statements contained in such certifications were complete and correct as of the dates they were made.

5.9   Absence of Undisclosed Liabilities.   Except as disclosed in the audited financial statements (or notes thereto) included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015, the unaudited financial statements (or notes thereto) included in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2016 (the “Balance Sheet Date”), and in the financial statements (or notes thereto) included in subsequent Company SEC Documents filed by the Company prior to the date hereof, neither the Company nor any of its consolidated Subsidiaries had at the Balance Sheet Date, or has incurred since that date, any liabilities or obligations (whether absolute, accrued, contingent or otherwise) of any nature, except: liabilities, obligations or contingencies that (A) are accrued or reserved against in the financial statements of the Company included in the Company SEC Documents filed prior to the date hereof, or reflected in the notes thereto, (B) were incurred since the Balance Sheet Date and prior to the date hereof in the ordinary course of business and consistent with past practices and that would not reasonably be expected, either individually or in the aggregate, to have a Company Material Adverse Effect or (C) relate to this Agreement or the transactions contemplated hereby.

5.10   Absence of Certain Changes or Events.

(a) Since the Balance Sheet Date:

(i) there has not been any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by the Company or its Subsidiaries, whether or not covered by insurance;

(ii) there has not been any declaration, accrual, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock or other equity interests of the Company or any of its Subsidiaries (except for pro rata dividends or other pro rata distributions by any direct or indirect Subsidiary of the Company to the Company or to any Subsidiary of the Company), or any repurchase, redemption or other acquisition by the Company or any of its Subsidiaries of any outstanding Company securities;

(iii) there has not been (i) any (A) material increase in the compensation payable or to become payable to any Company Service Provider, in each case other than routine increases in the ordinary course of business, or (B) payment to any Company Service Provider of any material bonus, or grant to any director or officer of the Company or its Subsidiaries of any rights to receive severance, termination, retention or Tax gross-up compensation or benefits, in each case other than routine payments or grants in the ordinary course of business, (ii) any establishment, adoption, entry into or material amendment of any Employee Benefit Plan or (iii) any action taken by the Company or any of its Subsidiaries to fund or in any other way secure the payment of compensation or benefits under any Employee Benefit Plan;

(iv) there has not been any material change in any method of accounting or accounting practice or internal controls (including internal control over financial reporting) by the Company or any of its Subsidiaries, except insofar as may have been required by a change in GAAP or SEC rules and regulations; and

(v) there has not been any agreement to do any of the foregoing.

(b) Since the Balance Sheet Date, there has not been any change, event, development, circumstance, condition, occurrence or effect that has had, or would be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Since the Balance Sheet Date, except for this Agreement and the transactions contemplated hereby, the Company and its Subsidiaries have carried on and operated their respective businesses in all material respects in the ordinary course of business.

5.11   Compliance with Applicable Law; Permits.

(a) Except with respect to Tax matters (which are provided for in Section 5.18) and environmental matters (which are provided for in Section 5.13), each of the Company and its Subsidiaries is and has been in compliance with all, and is not in default under or in violation of any, applicable Law, including the FCPA, other than any noncompliance, default or violation which would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received any written communication since January 1, 2014 from a Governmental Authority alleging that the Company or any of its Subsidiaries is not in compliance with or is in default or violation of any applicable Law, including the FCPA, except where such non-compliance, default or violation would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect. No investigation or review by any Governmental Authority with respect to any of the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened, nor, to the Knowledge of the Company, has any Governmental Authority indicated an intention to conduct the same, except where such investigation or review would not, individually or in the aggregate, be required to be disclosed under the Exchange Act or Securities Act.

(b) The Company and its Subsidiaries are in possession of, and have at all times since January 1, 2014 been in possession of, all franchises, tariffs, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders of any Governmental Authority necessary under applicable Law to own, lease and operate their properties and to lawfully carry on their businesses as they are being conducted (collectively, the “Company Permits”), except where the failure to be in possession of such Company Permits would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect. All Company Permits are in full force and effect, except where the failure to be in full force and effect would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect. No suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened, except where such suspension or cancellation would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect.

5.12   Material Contracts.

(a) Section 5.12 of the Company Disclosure Schedule contains a listing of the following contracts, arrangements, commitments or understandings (whether written or oral) to which the Company or any of its Subsidiaries is a party and that are in effect (or under which the Company or any of its Subsidiaries has any responsibility or obligation) on the date of this Agreement (each contract, arrangement, commitment or understanding that is described in this Section 5.12, whether or not set forth in Section 5.12 of the Company Disclosure Schedule and whether or not in effect on the date of this Agreement, being a “Company Material Agreement”), other than contracts (including all amendments and modifications thereto) filed as exhibits to the Company SEC Documents prior to the date of this Agreement:

(i) each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC);

(ii) each contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, rights or properties with respect to which the Company reasonably expects that the Company and its Subsidiaries will make annual payments, in excess of $7,500,000;

(iii) each contract that constitutes a commitment relating to indebtedness for borrowed money or the deferred purchase price of property by the Company or any of its Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) in excess of $5,000,000, other than agreements solely between or among the Company and its Subsidiaries;

(iv) each contract for lease of personal property or real property (other than Oil and Gas Leases) involving aggregate payments in excess of $5,000,000 in any calendar year that are not terminable without penalty within 60 days, other than contracts related to drilling rigs;

(v) each contract containing any area of mutual interest, joint bidding area, joint acquisition area, or a non-compete or similar type of provision that, following the Effective Time, by virtue of Parent becoming an Affiliate of the Company as a result of this transaction, would by its terms materially restrict the ability of the Surviving Corporation, Parent, any of its Subsidiaries or any of the CONE Midstream Companies or Marshall Midstream Companies to compete in any line of business or with any Person or in any geographic area during any period of time after the Effective Time;

(vi) each contract involving the pending acquisition or sale of (or option to purchase or sell) any material amount of the assets or properties (including Hydrocarbons) of the Company and its Subsidiaries, taken as a whole (other than the sale of Hydrocarbons in the ordinary course of business);

(vii) each contract for any futures transaction, swap transaction, collar transaction, floor transaction, cap transaction, option, warrant, forward purchase or sale transaction relating to one or more currencies, commodities (including Hydrocarbons), interest rates, bonds, equity securities, loans, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions (each contract described in this Section 5.12(a)(vii), a “Derivative Instrument”);

(viii) each material partnership, joint venture or limited liability company agreement, other than any customary joint operating agreements, unit agreements or participation agreements affecting the Oil and Gas Properties of the Company or any of its Subsidiaries;

(ix) each joint development agreement, exploration agreement, farmout or farmin agreement, participation or program agreement or similar agreement that requires the Company or any of its Subsidiaries to make expenditures that would reasonably be expected to be in excess of $7,500,000 in the aggregate during the twelve-month period following the date of this Agreement;

(x) each labor agreement or collective bargaining agreement to which the Company or any of its Subsidiaries is a party or is subject;

(xi) each agreement under which the Company or any of its Subsidiaries has advanced or loaned any amount of money to any of its officers, directors, employees or consultants, in each case with a principal amount in excess of $20,000;

(xii) each agreement that contains any standstill, “most favored nation” or most favored customer provision, tag-along right, drag-along right, preferential right or rights of first or last offer, negotiation or refusal, in each case other than those contained in (A) any agreement in which such provision is solely for the benefit of the Company or any of its Subsidiaries, (B) customary royalty pricing provisions in Oil and Gas Leases or (C) customary preferential rights in joint operating agreements, unit agreements or participation agreements affecting the business or the Oil and Gas Properties of the Company or any of its Subsidiaries, to which the Company or any of its Subsidiaries or any of their respective Affiliates is subject, and is material to the business of the Company and its Subsidiaries, taken as a whole;

(xiii) each agreement (other than a Derivative Instrument) that includes any continuing indemnification obligation of the Company or any of its Subsidiaries which was granted outside of the ordinary course of business;

(xiv) each agreement pertaining to Intellectual Property or technology to which the Company or any of its Subsidiaries is a party and that is material to the business of the Company and its Subsidiaries;

(xv) any contract that obligates any of the Company or its Subsidiaries to make any loans, advances or capital contributions to, or investments in, any Person other than advances for expenses required under customary joint operating agreements and customary advances to operators of Oil and Gas Properties of the Company and its Subsidiaries not covered by a joint operating agreement or participation agreement;

(xvi) any contract providing for the sale by the Company or any of its Subsidiaries of Hydrocarbons that (A) has a remaining term of greater than 60 days and does not allow the Company or such Subsidiary to terminate it without penalty on 60 days’ notice or less or (B) contains a “take-or-pay” clause or any similar material prepayment or forward sale arrangement or obligation (excluding “gas balancing” arrangements associated with customary joint operating agreements) to deliver Hydrocarbons at some future time without then or thereafter receiving full payment therefor;

(xvii) each contract that is a transportation or processing agreement to which the Company or any Subsidiary is a party involving the transportation or processing of more than 6.0 MMcf of gaseous Hydrocarbons per day, or 2,000 barrels of liquid Hydrocarbons per day;

(xviii) any contract that provides for a “take-or-pay” clause or any similar prepayment obligation, acreage dedication, minimum volume commitments or capacity reservation fees to a gathering, transportation or other arrangement downstream of the wellhead, that cover, guaranty, dedicate or commit (a) in excess of 1,000 net acres (individually or in the aggregate), or (b) volumes in excess of 6.0 MMcf (or, in the case of liquids, in excess of 2,000 barrels of oil equivalent) of Hydrocarbons of the Company or any of its Subsidiaries per day over a period of one month (calculated on a yearly average basis) or for a term greater than ten years;

(xix) any Oil and Gas Lease that contains express provisions (A) establishing bonus obligations (which, for the avoidance of doubt, do not include royalty payments and shut-in payments) in excess of $5,000,000 that were not satisfied at the time of leasing or signing or (B) providing for a fixed term, even if there is still production in paying quantities;

(xx) any agreement pursuant to which the Company or any of its Subsidiaries have paid amounts associated with any Production Burden in excess of $5,000,000 during the immediately preceding fiscal year or with respect to which the Company reasonably expects that Company or its Subsidiaries will make payments associated with any Production Burden in any of the next three succeeding fiscal years that could, based on current projections, exceed $5,000,000 per year;

(xxi) any agreement, other than any Company Employee Benefit Plan, that contains a change of control provision that would become operative as a result of the transactions contemplated by this agreement; and

(xxii) any charge, order, writ, injunction, judgment, decree, ruling, determination, directive, award, settlement, settlement agreement, consent agreement or similar agreement with any Governmental Authority or consent of a Governmental Authority to which the Company or any of the Company Subsidiaries is subject involving future performance by the Company or any of the Company Subsidiaries which is material to the Company and its Subsidiaries, taken as a whole.

(b) Except to the extent that enforceability thereof may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws relating to or affecting creditors’ rights generally and by general principles of equity, and provided that any indemnity, contribution and exoneration provisions contained in any such Company Material Agreement may be limited by applicable Law and public policy, each of the Company Material Agreements (i) constitutes the valid and binding obligation of the Company or its applicable Subsidiary and constitutes the valid and binding obligation of the other parties thereto and (ii) is in full force and effect and (iii) other than with respect to the Existing Credit Agreement and the Revolving Credit Agreement (which shall be paid off at or prior to the Effective Time pursuant to Section 7.16(a) and Section 7.16(b)), immediately after the Effective Time will continue to constitute a valid and binding obligation of the Company or its applicable Subsidiary, in each case unless the failure to be so would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect.

(c) Each of the Company and its Subsidiaries (to the extent it is a party thereto or bound thereby) and, to the Knowledge of the Company, each other party thereto has performed in all material respects all obligations required to be performed by it under each Company Material Agreement. There is not, to the Knowledge of the Company, under any Company Material Agreement, any default or event which, with notice or lapse of time or both, would constitute a default on the part of any of the parties thereto, or any notice of termination, cancellation or material modification, in each case, except such events of default, other events, notices or modifications as to which requisite waivers or consents have been obtained or which would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect.

(d) Since January 1, 2014, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received any notice of any material violation or breach of, material default under or intention to cancel, terminate, modify or not renew, any Company Material Agreement.

(e) Neither the Company nor any of its Subsidiaries is a party to a contract, agreement, arrangement or understanding with respect to the acquisition of any Person, the capital stock or other equity interest of any Person, or any assets of any Person.

(f) The Company has made available to Parent accurate and complete copies of all written Company Material Agreements required to be identified in Section 5.12 of the Company Disclosure Schedule, including all amendments thereto.

5.13   Environmental Matters.   Except as reflected in the Company Financial Statements, and except for any such matter that would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect:

(a) The Company and its Subsidiaries are in possession of all Environmental Permits under any Environmental Law and all Environmental Permits are in full force and effect. No suspension or cancellation of any of the Environmental Permits is pending, or, to the Knowledge of the Company, threatened.

(b) Each of the Company and its Subsidiaries and their respective assets, real properties and operations are currently and have been for the past three (3) years in compliance with all Environmental Laws and Environmental Permits;

(c) Neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Authority alleging, with respect to any such entity or any of their respective assets, real properties or operations, the violation of or liability under any Environmental Law (including liability as a potentially responsible party under CERCLA or any analogous state laws) or any Environmental Permit;

(d) There are no actions, suits, proceedings (including civil, administrative and dispute resolution proceedings), claims, government investigations, orders, decrees or judgments pending or in effect, or, to the Knowledge of the Company, threatened by a Governmental Authority or any Person against the Company, or any of its Subsidiaries or any of their assets or property, or to which the Company or any of its Subsidiaries or any of their assets or property is otherwise a party or subject or, to the Knowledge of the Company, a threatened party which allege a violation of or liability under any Environmental Law (“Environmental Claim”);

(e) There has been no Release of any Hazardous Material at, on, under or from any real properties of the Company or any of its Subsidiaries that has not been remediated as required by any Environmental Law or otherwise adequately reserved for in the Company Financial Statements;

(f) To the Knowledge of the Company, there are no actions, activities, circumstances, facts, conditions, events or incidents, including the presence of any Hazardous Material, which would be reasonably likely to form the basis of any Environmental Claim against the Company, any of its Subsidiaries, or to the Knowledge of the Company, against any Person whose liability for such Environmental Claims the Company or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of Law;

(g) To the Knowledge of the Company, the Company has not disposed of, sent or arranged for the transportation of Hazardous Material at or to a site, or owned or leased or operated a site, that (i) pursuant to CERCLA or any similar law, has been placed or is proposed to be placed by the United States Environmental Protection Agency or similar state authority on the National Priorities List or similar state list, as in effect on the date hereof, or (ii) has been or is involved in any government sponsored cleanup program;

(h) To the Knowledge of the Company, the Company has delivered or made available to Buyer all environmental audits, reports and other material environmental documents relating to the Acquired Assets including, without limitation, the Real Property and any other real property previously owned or operated by the Acquired Companies, that are in its possession, custody or under its reasonable control; and

(i) This Section 5.13 constitutes the sole and exclusive representation and warranty of the Company with respect to Environmental Permits, Hazardous Materials and Environmental Law.

5.14   Reserve Report.   The Company has made available to Parent complete copies of all written reports delivered to or received by the Company or its Subsidiaries on or before the date of this Agreement estimating the Company’s and its Subsidiaries’ Hydrocarbon reserves with respect to the Oil and Gas Properties. The factual, non-interpretive data relating to the Oil and Gas Properties of the Company and its Subsidiaries on which the reserve reports prepared by Williamson Petroleum Consultants, Inc. and Ryder Scott Company, LP, in each case, referred to in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “Company Reserve Reports”) was based was complete and accurate at the time such data was provided to Williamson Petroleum Consultants, Inc. and Ryder Scott Company, LP, except for any incompleteness or inaccuracy that would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect. To the Knowledge of the Company, there are no material errors in the assumptions and estimates provided by the Company and its Subsidiaries in connection with the preparation of the Company Reserve Reports. The Hydrocarbon reserve estimates of the Company and its Subsidiaries set forth in the Company Reserve Reports fairly reflect, in all material respects, the Hydrocarbon reserves of the Company and its Subsidiaries at the dates indicated therein and are in accordance with the rules promulgated by the SEC, as applied on a consistent basis throughout the periods reflected therein. Except for changes (including changes in Hydrocarbon commodity prices) generally affecting the oil and gas industry and normal depletion by production, there has been no change in respect of the matters addressed in the Company Reserve Reports that would, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect. The estimates of proved Hydrocarbon reserves provided by the Company and its Subsidiaries to Williamson Petroleum Consultants, Inc. and Ryder Scott Company, LP, respectively, in connection with the preparation of the Company Reserve Reports complied in all material respects with Rule 4-10 of Regulation S-X promulgated by the SEC.

5.15   Title to Properties.

(a) The Company and its Subsidiaries have good and indefeasible title to all real and personal properties that are material to the business of the Company and its Subsidiaries, including all of the Oil and Gas Properties reflected in the Company Reserve Reports (excluding any Oil and Gas Properties sold or otherwise disposed of since December 31, 2015 under any Company Material Agreement disclosed on Section 5.12 of the Company Disclosure Schedule), in each case free and clear of all Liens, encumbrances, claims and defects and imperfections of title except (i) such as do not materially, individually or in the aggregate, affect the value of such property and do not, individually or in the aggregate, materially interfere with the use made and proposed to be made of such property by the Company and its Subsidiaries, (ii) for Permitted Encumbrances and (iii) such as would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect. For purposes of the foregoing sentence, “good and indefeasible title” means title that is free from reasonable doubt to the end that a prudent person engaged in the business of purchasing and owning, developing, and operating producing or non-producing Oil and Gas Properties in the geographical areas in which they are located, with knowledge of all of the facts and their legal bearing, would be willing to accept, acting reasonably.

(b) Except to the extent that enforceability thereof may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws relating to or affecting creditors’ rights generally and by general principles of equity, each material Oil and Gas Lease (i) constitutes the valid and binding obligation of the Company or its applicable Subsidiary and, to the Knowledge of the Company, constitutes the valid and binding obligation of the other parties thereto, (ii) is in full force and effect, and (iii) immediately after the Effective Time will continue to constitute a valid and binding obligation of the Company or its applicable Subsidiary and, to the Knowledge of the Company, each of the other parties thereto in accordance with its terms. Each of the Company and its Subsidiaries (to the extent it is a party thereto or bound thereby) and, to the Knowledge of the Company, each other party thereto has performed in all material respects all obligations required to be performed by it under each material Oil and Gas Lease. There is not, to the Knowledge of the Company, under any Oil and Gas Lease, any default or event which, with notice or lapse of time or both, would constitute a default on the part of any of the parties thereto, or any notice of termination, cancellation or material modification, in each case, except such events of default, other events, notices or modifications as to which requisite waivers or consents have been obtained, and, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received any notice of any material violation or breach of, material default under or intention to cancel, terminate, modify or not renew any material Oil and Gas Lease.

(c) Each of the Company and its Subsidiaries has good and valid title, in all material respects, to each material real property (and each material real property at which its operations are conducted) owned by it (in each case excluding Oil and Gas Leases and Company Real Property Leases, the “Company Owned Real Property”) except for Permitted Encumbrances. Each of the Company and its Subsidiaries has a good and valid leasehold interest in each lease, sublease and other agreement under which it uses or occupies or has the right to use or occupy any material real property (or material real property at which its operations are conducted) (but excluding Oil and Gas Leases) (such property subject to a lease, sublease or other agreement, the “Company Leased Real Property” and such leases, subleases and other agreements are, collectively, the “Company Real Property Leases”), in each case, free and clear of all Liens other than any Permitted Encumbrances. Each Company Real Property Lease is valid, binding and in full force and effect, except as enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws relating to or affecting creditors’ rights generally and by general principles of equity. No uncured default of a material nature on the part of the Company or any of its Subsidiaries or, to the Knowledge of the Company, the landlord thereunder, exists under any Company Real Property Lease, and no event has occurred or circumstance exists which, with or without the giving of notice, the passage of time, or both, would constitute a material breach or default under a Company Real Property Lease. Section 5.15(c) of the Company Disclosure Schedule sets forth an accurate and complete list of the Company Owned Real Property and the Company Leased Real Property (collectively, the “Company Real Property”).

(d) There are no leases, subleases, licenses, rights or other agreements burdening or affecting any portion of the Company Real Property that would reasonably be expected to materially adversely affect the existing use of such Company Real Property by the Company and its Subsidiaries in the operation of their respective businesses thereon. Except for such arrangements solely between or among the Company and its Subsidiaries, there are no outstanding options or rights of first refusal in favor of any other party to purchase any Company Owned Real

Property or any portion thereof or interest therein that would reasonably be expected to materially adversely affect the existing use of the Company Owned Real Property by the Company and its Subsidiaries in the operation of their respective businesses thereon. Neither the Company nor any of its Subsidiaries is currently leasing, subleasing, licensing or otherwise granting any person the right to use or occupy all or any portion of any Company Real Property that would reasonably be expected to materially adversely affect the existing use of such Company Real Property by the Company and its Subsidiaries in the operation of their respective businesses thereon. The Company Real Property constitutes all of the material real estate used in and necessary for the operation of the respective businesses of the Company and its Subsidiaries.

(e) There is no pending or, to the Knowledge of the Company, threatened, appropriation, condemnation or like Proceeding or order by any Governmental Authority or any other Person materially affecting any material Company Owned Real Property or any part thereof or of any sale or other disposition of any material Company Owned Real Property or any part thereof in lieu of condemnation or other matters materially affecting and impairing the current use, occupancy or value thereof.

(f) All material proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of the Company and its Subsidiaries are being received by the Company or its Subsidiaries in a timely manner and are not being held in suspense for any reason.

(g) To the Knowledge of the Company, all of the Hydrocarbon Wells and all water, CO2 or injection Wells located on the Oil and Gas Leases or of the Company and its Subsidiaries or otherwise associated with an Oil and Gas Property of the Company or any of its Subsidiaries have been drilled, completed and operated, as applicable, within the limits permitted by the applicable contracts and applicable Law, in all material respects, and all drilling and completion (and plugging and abandonment, including plugging and abandonment of permanently plugged wells located on the Oil and Gas Leases) of the Hydrocarbon Wells and such other Wells and all related development, production and other operations have been conducted in compliance with all applicable Law in all material respects.

(h) All Oil and Gas Properties operated by the Company and or any of its Subsidiaries have been operated in accordance with reasonable, prudent oil and gas field practices and in material compliance with the applicable Oil and Gas Leases and in material compliance with applicable Company Material Agreements, material joint operating agreements, and applicable Law.

(i) None of the Oil and Gas Properties of the Company or any of its Subsidiaries is subject to any preferential purchase, consent, transfer fee, termination fee, capital recovery fee, payout or similar right or obligation that would become operative or be required by the Company or any of its Affiliates as a result of the transactions contemplated by this Agreement except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(j) None of the Oil and Gas Properties of the Company or any of its Subsidiaries is subject to any Tax partnership agreement or provisions requiring a partnership income Tax Return to be filed under Subchapter K of Chapter 1 of Subtitle A of the Code.

(k) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company or one of its Subsidiaries has good and marketable title to, or in the case of leased property and assets, has valid leasehold interests in or valid rights under contract to use, all tangible personal property reflected on the Company balance sheet or acquired after the Balance Sheet Date, except for tangible personal property sold since the Balance Sheet Date in the ordinary course of business, and none of such property or assets is subject to any Lien, except Permitted Encumbrances.

(l) Except as would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect, to the Knowledge of the Company, all Production Burdens under any Company Material Agreement have been properly and timely paid (or which constitute suspense funds) and all expenses payable under the terms of the agreements and contracts have been properly and timely paid except for such expenses as are being currently paid prior to delinquency in the ordinary course of business.

(m) As of the date of this Agreement, there is no outstanding authorization for expenditure or similar request or invoice for funding or participation under any agreement or contract which are binding on the Company, its Subsidiaries or any Oil and Gas Properties and which the Company reasonably anticipates will individually require expenditures by the Company or its Subsidiaries in excess of $10,000,000.

5.16   Litigation.

(a) Except with respect to environmental matters (which are provided for in Section 5.13), there are no civil, criminal or administrative actions, suits, litigation, claims, causes of action, investigations, arbitrations, mediations or other proceedings (collectively, “Proceedings”) pending or, to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries or any of their assets or property or to which the Company or any of its Subsidiaries or any of their assets or property is otherwise a party or subject or, to the Knowledge of the Company, a threatened party, except for Proceedings that would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect or to prevent or materially delay consummation of the Merger.

(b) There is no judgment, settlement, order, decision, direction, writ, injunction, decree, stipulation or legal or arbitration award of, or promulgated or issued by, any Governmental Authority in effect to which any of the Company or any of its Subsidiaries is a party or subject which materially interferes with, or would be reasonably expected to materially interfere with, the business of the Company or any of its Subsidiaries as currently conducted.

5.17   Information Supplied.   None of the information supplied (or to be supplied) by or on behalf of the Company specifically for inclusion in (a) the Registration Statement will, at the time the Registration Statement or any amendment or supplement thereto, is filed with the SEC or at the time it becomes effective under the Securities Act, or (b) the Proxy Statement (which will be included as a prospectus in the Registration Statement) will, on the date the Proxy Statement is first mailed to Company Stockholders, or any amendment or supplement thereto, and at the time of the Company Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to information supplied by or on behalf of Parent, Merger Sub or their respective Affiliates or Representatives for inclusion or incorporation by reference in any of the foregoing documents.

5.18   Tax Matters.

(a) (i) Each of the Company and its Subsidiaries has filed when due (taking into account extensions of time for filing) with the appropriate Taxing Authority all material Tax Returns required to be filed by it and all such Tax Returns were complete and correct in all material respects, and (ii) all material Taxes owed by the Company and its Subsidiaries (whether or not shown on any Tax Return), including Taxes required to be collected or withheld from payments to employees, creditors, shareholders, independent contractors or other Third Parties, have been duly and timely paid in full, except in each case of clause (i) and (ii) for amounts being contested in good faith by appropriate proceedings or for which adequate reserves have been maintained in accordance with GAAP.

(b) There is no Proceeding now pending against the Company or any of its Subsidiaries in respect of any material Tax, paid or unpaid, or material Tax Return, nor has any written adjustment with respect to a material Tax Return or written claim for additional material Tax been received by the Company or any of its Subsidiaries that is still pending.

(c) There is no outstanding waiver or extension of any applicable statute of limitations for the assessment or collection of material Taxes due from the Company or any of its Subsidiaries.

(d) No written claim has been made by any Taxing Authority in a jurisdiction where the Company or any of its Subsidiaries does not currently file a Tax Return that it is or may be subject to any material Tax in such jurisdiction, nor has any such assertion been threatened or proposed in writing and received by the Company or any of its Subsidiaries.

(e) There are no Liens for Taxes upon any property or assets of the Company or any of its Subsidiaries other than Permitted Encumbrances.

(f) Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b) or Treasury Regulations Section 301.6111-2(b).

(g) Neither the Company nor any of its Subsidiaries is a party to any Tax allocation, sharing, indemnity or reimbursement agreement or arrangement (excluding any such agreements pursuant to customary provisions in contracts not primarily related to Taxes).

(h) Neither the Company nor any of its Subsidiaries has been a member of an affiliated group within the meaning of Section 1504(a) of the Code (or any similar group defined under a similar provision of foreign, state or local Law), other than a group of which the Company or any Subsidiary is or was the common parent, and neither the Company nor any of its Subsidiaries has any liability for material Taxes of any other person (other than Taxes of the Company or any Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of foreign, state or local Law), as a transferee or successor, by contract (other than pursuant to any customary Tax indemnification provisions in ordinary course commercial agreements or arrangements that are not primarily related to Taxes) or otherwise.

(i) Neither the Company nor any Subsidiary will be required, as a result of (A) a change in accounting method for a Tax period beginning on or before the Closing, to include any material adjustment under Section 481(c) of the Code (or any similar provision of Tax Law) in taxable income for any Tax period beginning on or after the Closing Date; (B) any “closing agreement” as described in Section 7121 of the Code (or any similar provision of Tax Law); (C) an installment sale or open transaction disposition made on or prior to the Closing Date; (D) a prepaid amount received on or prior to the Closing Date; or (E) an election under Section 108(i) of the Code, to include any material item of income in or exclude any material item of deduction from any Tax period beginning on or after the Closing.

(j) Within the last two years, neither the Company nor any of its Subsidiaries has been a party to any transaction intended to qualify under Section 355 of the Code.

(k) Neither the Company nor any of its Subsidiaries has taken or agreed to take any action that would prevent the Integrated Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. Neither the Company nor any of its Subsidiaries is aware of any agreement, plan or other circumstance that would prevent the Integrated Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

5.19   Employee Benefits.

(a) Section 5.19(a) of the Company Disclosure Schedule sets forth a complete and accurate list of each material Employee Benefit Plan sponsored, maintained or contributed to by the Company or any of its ERISA Affiliates or for which the Company or any of its ERISA Affiliates has or could have any liability, contingent or otherwise (each, a “Company Employee Benefit Plan”).

(b) With respect to each Company Employee Benefit Plan, the Company has heretofore provided to Parent a true and complete copy, or summary if no plan document exists, of (i) each Company Employee Benefit Plan and all amendments thereto, (ii) each trust agreement or annuity contract, if any, in effect as of the date hereof that relates to any Company Employee Benefit Plan, (iii) the most recently prepared actuarial valuation report in connection with each Company Employee Benefit Plan for which an actuarial valuation report was required to be prepared under applicable Law, (iv) the most recent annual report on Form 5500 required to be filed with the IRS, if applicable, and (v) the most recently received IRS determination letter, if applicable.

(c) Each Company Employee Benefit Plan has been operated and administered, in all respects, in accordance with its terms, and in compliance with the applicable provisions of all Laws applicable to such Company Employee Benefit Plan, and complies with such terms and such Laws, in each case except where the failure to be so administered or to so comply, would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect. There are no proceedings, audits or other claims (except routine claims for benefits payable under the Company Employee Benefit Plans) pending or, to the Knowledge of the Company, threatened against or involving any Company Employee Benefit Plan that would be reasonably expected to have a Company Material Adverse Effect.

(d) Neither the Company nor any of its ERISA Affiliates has any unsatisfied liability under Title IV of ERISA and there do not now exist, nor do any circumstances exist that would result in, any liabilities of the Company or any of its ERISA Affiliates under (i) Title IV of ERISA, (ii) Section 302 of ERISA or (iii) Sections

412 and 4971 of the Code, in each case, that would reasonably be expected to be a liability of the Surviving Corporation or its Affiliates following the Effective Time. No Company Employee Benefit Plan is (and has not been in the last six years) subject to Title IV of ERISA or Section 412 of the Code.

(e) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, each Company Employee Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code is so qualified and each trust maintained thereunder is exempt from taxation under Section 501(a) of the Code.

(f) Neither the Company nor any of its Subsidiaries has any liability for providing health, medical or other welfare benefits after retirement or other termination of employment (other than for continuation coverage required under Section 4980(B)(f) of the Code or other applicable Law, for coverage through the end of the month of termination or for coverage during an applicable severance benefit period).

(g) The Company and its Affiliates are, and have been, in compliance in all respects with all applicable Law relating to the employment of labor or the engagement of independent contractors, including all such applicable Law relating to wages and other compensation, hours, overtime, collective bargaining, discrimination, retaliation, immigration status, layoffs, plant closings, classification of employees and independent contractors, civil rights, safety and health and workers’ compensation, except where the failure to comply would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, the Company and its Affiliates have complied with the Worker Adjustment and Retraining Notification Act of 1988, and similar state and local Laws related to plant closings, relocations, mass layoffs and employment losses (the “WARN Act”) and neither the Company nor any of its Affiliates have any plans to undertake any action that would give rise to any notice obligation or other obligation under the WARN Act.

(h) Except as otherwise provided under this Agreement, the consummation of the Merger and the other transactions contemplated by this Agreement will not, either alone or in combination with another event (where such other event by itself would not result in such consequence), (i) accelerate the time of payment or vesting, or increase the amount of compensation due to any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries (whether by virtue of any termination, severance, change of control or similar benefits or otherwise), (ii) entitle any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries to severance pay or any other payment, (iii) cause the Company to transfer or set aside any assets to fund any benefits under any Company Employee Benefit Plan or (iv) limit or restrict the right to amend, terminate, or transfer the assets of any Company Employee Benefit Plan on or following the Effective Time. The Company has made available to Parent calculations prepared by a nationally recognized accounting firm, using reasonable good faith assumptions, which estimates potential “parachute payments” (within the meaning of Section 280G(b)(2)(A) of the Code) to “disqualified individuals” (within the meaning of Section 280G(c) of the Code) with respect to any payment or benefit made in connection with the transactions contemplated by this Agreement.

(i) The Company and its Affiliates are neither party to, subject to, nor bound by, any labor agreement, collective bargaining agreement, work rules or practices, or any other labor-related agreements or arrangements with any labor union or labor organization; there are no labor agreements, collective bargaining agreements, work rules or practices, or any other labor-related agreements or arrangements that pertain to any Employees; no Employees are represented by any labor union, labor organization or works council with respect to their employment with the Company or any of its Affiliates.

(j) No labor union, labor organization or group of Employees has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or to the Knowledge of the Company, threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. To the Knowledge of the Company, no labor union is engaging in organizing activities with respect to any Employees.

(k) Since January 1, 2014, there has been no actual or, to the Knowledge of the Company, threatened unfair labor practice charges, grievances, arbitrations, strikes, lockouts, work stoppages, slowdowns, picketing, hand billing or other labor disputes against or affecting the Company or any of its Affiliates that would individually or in the aggregate reasonably be expected to have a Company Material Adverse Effect.

(l) Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries are not delinquent in payments to any Employees or former employees of the Company or any of its Affiliates for any services or amounts required to be reimbursed or otherwise paid.

5.20   Intellectual Property.   The Company and its Subsidiaries own or have the right to use all Intellectual Property necessary for the operation of its business as presently conducted (collectively, the “Company Intellectual Property”) free and clear of all Encumbrances except for Permitted Encumbrances, except where the failure to own or have the right to use such Intellectual Property would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect. The use of the Company Intellectual Property by the Company and its Subsidiaries in the operation of the business of the Company as presently conducted does not infringe upon, misappropriate or otherwise conflict with any Intellectual Property of any other Person, except for such matters that would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect. The Company and its Subsidiaries exclusively own the material Intellectual Property applications and registrations purported to be owned by the Company or its Subsidiaries, free and clear of all Encumbrances, and such registrations are in full force and effect, and to the Knowledge of the Company, valid and enforceable in all material respects. The Company and its Subsidiaries use and have used commercially reasonable efforts to protect their material trade secrets and confidential information, and, to the Knowledge of the Company, there have been no material compromises thereof. There are no information technology (including oil and gas infrastructure control system) deficiencies material to the business of the Company or its Subsidiaries, the Company and its Subsidiaries take reasonable measures with respect to cybersecurity and business continuity and, since two (2) years prior to the date hereof, there have been no material information technology (including oil and gas infrastructure control system) outages nor any material information system, data or other cybersecurity breaches or compromises.

5.21   Financial Advisors.   Except for the Company Financial Advisors, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company is solely responsible for the fees and expenses of the Company Financial Advisors as and to the extent set forth in the engagement letters dated January 5, 2017. The Company has previously delivered to Parent a complete and accurate copy of each such engagement letter.

5.22   Regulatory Matters.

(a) The Company is not a “holding company,” a “subsidiary company” of a “holding company,” an affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005.

(b) All properties and related facilities constituting the Company’s and its Subsidiaries’ properties (including any facilities under development) are (i) exempt from regulation by the U.S. Federal Energy Regulatory Commission under Applicable Law and (ii) not subject to rate regulation or comprehensive nondiscriminatory access regulation under the laws of any state or other local jurisdiction, including regulation by the Railroad Commission of Texas as a “utility,” “gas utility,” “local distribution company,” “gas gathering utility,” or “common carrier.”

(c) Neither the Company nor any of its Subsidiaries conducts any business of any kind with any U.S. federal Governmental Authority, directly or indirectly, including in respect of sales into the U.S. Strategic Petroleum Reserve, and no such business is currently contemplated.

(d) Neither the Company nor any of its Subsidiaries owns, controls, or has under development any (i) refining capacity or (ii) oil or gas transportation infrastructure (other than gathering facilities).

5.23   Insurance.   The insurance policies maintained by the Company and its Subsidiaries are with reputable insurance carriers, provide full and adequate coverage for all normal risks incident to the businesses of the Company and its Subsidiaries and their respective properties and assets, and are in character and amount customary for Persons engaged in similar businesses and subject to the same or similar perils or hazards. All such insurance policies are in full force and effect, all premiums due with respect thereto have been paid and, since the most recent renewal date, the Company and its Subsidiaries have not received any written notice threatening termination of, premium increase with respect to, or material alteration of coverage under, any of such policies.

5.24   Affiliate Transactions.   No Related Person, other than in his or her capacity as a director, officer or employee of any of the Company or its Subsidiaries (a) is involved, directly or indirectly, in any material business arrangement or other material relationship with any of the Company or its Subsidiaries, or (b) directly or indirectly owns, or otherwise has any right, title, interest in, to or under, any material property or right, tangible or intangible, that is used by any of the Company or its Subsidiaries and is material to the conduct of the business of the Company and its Subsidiaries as currently conducted, taken as a whole.

5.25   Fairness Opinion.   The Company Board has received the opinion of Goldman, Sachs & Co. to the effect that, as of the date of such opinion, and based upon and subject to the various qualifications, assumptions and limitations set forth therein, the Merger Consideration to be paid to the holders (other than Parent and its Affiliates) of Company Common Shares pursuant to this Agreement is fair, from a financial point of view, to the holders (other than Parent and its Affiliates) of Company Common Shares. A signed copy of the written opinion will be delivered to Parent promptly after receipt thereof by the Company solely for informational purposes.

5.26   Section 203 of the DGCL.   Assuming that the representations and warranties contained in Section 6.16 are true and correct, the Company Board has taken all actions necessary so that the restrictions contained in Section 203 of the DGCL applicable to a “business combination” (as defined in Section 203 of the DGCL) shall not apply to the consummation of the Merger or the other transactions contemplated by this Agreement, the Non-Dissent Agreements or the Support Agreement. Except for Section 203 of the DGCL (which has been rendered inapplicable), there is no “moratorium,” “control share,” “fair price” or other anti-takeover Law or similar statute or regulation that would apply to the execution, delivery or performance of this Agreement, the Non-Dissent Agreements or the Support Agreement or the consummation of the Merger or the other transactions contemplated hereby or thereby. The Company has no stockholder rights plan, “poison-pill” or other comparable agreement designed to have the effect of delaying, deferring or discouraging any Person from acquiring control of the Company.

5.27   Independent Investigation.   Company represents, warrants, covenants and agrees, on behalf of itself and its Affiliates, that (i) in determining to enter into and consummate this Agreement and the transactions contemplated hereby, it is not relying upon, and has not been induced by, any representation or warranty made or purportedly made by or on behalf of any Person, other than those expressly made by Parent and Merger Sub as set forth in Article VI, (ii) any estimate, projection forecast, plan, budget or other prediction, any data, any financial information or any memoranda or presentations, including any memoranda and materials provided by or on behalf of Parent, Merger Sub, any of their respective Subsidiaries or any other Person, are not and shall not be deemed to be or to include representations or warranties, except to the extent explicitly set forth in Article VI hereof as a representation and warranty by Parent or Merger Sub.

5.28   No Other Representations and Warranties.    Notwithstanding anything herein to the contrary, the representations and warranties of the Company expressly set forth in Article V are and shall constitute the sole and exclusive representations and warranties made with respect to the Company and its Subsidiaries in connection with this Agreement or the transactions contemplated hereby. Except for the representations and warranties referred to in previous sentence, none of the Company, its Subsidiaries or any other Person has made or is making any express or implied representations or warranty, statutory or otherwise, of any nature, including with respect to any express or implied representation or warranty as to the merchantability, quality, quantity, suitability or fitness for any particular purpose of the business or the assets of the Company and its Subsidiaries. Except for the representations and warranties expressly set forth in Article V, all other warranties, express or implied, statutory or otherwise, of any nature, including with respect to any express or implied representation or warranty as to the merchantability, quality, quantity, suitability or fitness for any particular purpose of the business or the assets of the Company and its Subsidiaries, are hereby expressly disclaimed.

ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in (a) all forms, registration statements, reports, schedules and statements filed by Parent with the SEC under the Exchange Act or the Securities Act since January 1, 2015 and prior to the date of this Agreement, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein (collectively, the “Parent SEC Documents”) (but (i) excluding any disclosure contained in any such Parent SEC Documents under the heading “Risk Factors” or “Cautionary Note Regarding Forward-Looking Statements” or similar heading (other than any historical factual information contained within such headings, disclosure or statements) and (ii) without giving effect to any amendment thereof or supplement thereto filed with, or furnished to, the SEC on or after the date hereof), but only to the extent (A) such Parent SEC Documents are publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval System and (B) the relevance of the applicable disclosure as an exception to the applicable representations and warranties is reasonably apparent on the face of such disclosure or (b) the Parent Disclosure Schedule prior to the execution of this Agreement (provided that (i) disclosure in any section of such Parent Disclosure Schedule is deemed to be disclosed with respect to any other section of this Agreement to the extent that it is reasonably apparent on the face of the Parent Disclosure Schedule that such disclosure is applicable to such other section notwithstanding the omission of a reference or cross reference thereto and (ii) the mere inclusion of an item in such Parent Disclosure Schedule as an exception to a representation or warranty is not deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent (a “Parent Material Adverse Effect”)), Parent and Merger Sub represent and warrant to the Company as follows:

6.1   Organization, General Authority and Standing.   Each of Parent and Merger Sub is a corporation validly existing and in good standing under the Laws of the state of Delaware. Section 6.1 of the Parent Disclosure Schedule sets forth a true and complete list of Parent’s Subsidiaries. Each of Parent’s Subsidiaries is validly existing and in good standing under the Laws of its jurisdiction of organization. Each of Parent and Merger Sub (a) has all corporate or other organizational power and authority required to own, lease or otherwise hold, use and operate its properties, rights and other assets and to carry on its business as currently conducted and (b) is duly licensed or qualified to do business and in good standing to do business as a foreign organization in each jurisdiction in which the conduct or nature of its business or the ownership, leasing, holding or operating of its properties makes such licensing or qualification necessary, except in the case of clause (b) such jurisdictions where the failure to be so licensed, qualified or in good standing, individually or in the aggregate, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent has made available to the Company complete and accurate copies of the Parent Charter, Parent Bylaws, Merger Sub Charter and Merger Sub Bylaws, each as amended to the date of this Agreement, and each such document as so delivered is in full force and effect, and neither Parent nor Merger Sub is in material violation of any of the provisions contained therein.

6.2   Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of Parent consists of 1,000,000,000 Parent Common Shares and 4,000,000 shares of preferred stock, par value $1.00 per share (the “Parent Preferred Stock”). As of the date hereof, there are (i) 431,200,654 Parent Common Shares (excluding Parent Common Shares held in the treasury of Parent and unvested Parent Restricted Shares) issued and outstanding, (ii) 37,309,628 Parent Common Shares held in the treasury of Parent, and (iii) no shares of Parent Preferred Stock issued and outstanding or held in treasury. All of the issued and outstanding Parent Common Shares were duly authorized and are validly issued in accordance with the Parent Charter, are fully paid and nonassessable and are not subject to any preemptive or similar rights (and were not issued in violation of any preemptive or similar rights). All Parent Common Shares that may be issued or granted pursuant to the exercise of Parent Options will be, when issued or granted in accordance with the respective terms thereof, duly authorized and validly issued in accordance with the Parent Charter, fully paid and non-assessable and not subject to any preemptive or similar rights (and will not be issued in violation of any preemptive or similar rights).

(b) As of the date hereof, except as set forth above in Section 6.2(a) and except for 15,018,332 Parent Common Shares reserved for issuance on exercise of Parent Options outstanding on the date hereof pursuant to the Parent Stock Plans and except for 2,874,312 outstanding Company Restricted Shares, (i) there are no shares, partnership interests, limited liability company interests or other equity securities of Parent, including any Parent Common Shares and any shares of Parent Preferred Stock, issued or authorized and reserved for issuance, (ii) there are no outstanding options, warrants, preemptive rights, subscriptions, calls or other Rights, convertible securities, exchangeable securities, agreements or commitments of any character obligating Parent to (A) issue, transfer or sell any equity interests of Parent or any securities convertible into or exchangeable for such equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar Right, agreement or arrangement, (C) make any payment to any person the value of which is derived from or calculated based on the value of Parent Common Shares, or (D) make any commitment to authorize, issue or sell any such equity interests or securities or other Rights, except pursuant to this Agreement,

(iii) there are no contractual obligations of Parent to repurchase, redeem or otherwise acquire any equity interest in Parent or any such securities or agreements listed in clause (ii) of this sentence, and (iv) there are no agreements granting any preemptive or antidilutive or similar rights with respect to any security issued by Parent.

(c) All outstanding Parent Common Shares have been issued and granted in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) all requirements set forth in applicable contracts.

(d) Neither Parent nor any of its Subsidiaries has outstanding bonds, debentures, notes or other Indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the holders of Parent Common Shares on any matter.

(e) There are no voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party with respect to the voting or registration of capital stock or other equity interest of Parent or any of its Subsidiaries.

6.3   Equity Interests in other Entities.   Other than ownership interests in its Subsidiaries as set forth in Section 6.1 of the Parent Disclosure Schedule, Parent does not own beneficially, directly or indirectly, any equity securities or similar interests of any person, or any interest in a partnership or joint venture of any kind. Parent owns such interests in its Subsidiaries free and clear of all Liens except for Permitted Encumbrances.

6.4   Power, Authority and Approvals of Transactions.   Parent has the requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. This Agreement and the transactions contemplated hereby have been duly authorized by all necessary corporate action by Parent (subject to the adoption of this Agreement, following its execution, by the sole stockholder of Merger Sub). This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the Other Party hereto, constitutes, or will constitute at the Effective Time, Parent’s and Merger Sub’s valid and binding obligations, enforceable against Parent and Merger Sub in accordance with its terms (except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar Laws affecting the enforcement of creditors’ rights generally or by general equitable principles).

6.5   No Violations or Defaults.   Subject to required filings under federal and state securities laws and with the NYSE, assuming the other consents and approvals contemplated by Section 6.6 and Article VIII are duly obtained and assuming the consents, waivers and approvals specified in Section 7.9(a) are obtained, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by Parent do not and will not: (i) constitute a breach or violation of, or result in a default (or an event that, with notice or lapse of time or both, would become a default) under, or result in the termination or in a right of termination, cancellation or modification of, or result in the acceleration of performance required by or the loss of any benefit to which any of Parent or its Subsidiaries is entitled under, any note, bond, mortgage, indenture, deed of trust, license, franchise, lease, contract, agreement, joint venture, permit or other instrument or obligation to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries or their respective properties is subject or bound except for such breaches, violations, defaults, terminations, cancellations or accelerations which, either individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, (ii) conflict with or constitute a breach or violation of, or a default under the Parent Charter or Parent Bylaws, or the similar organizational documents of any of Parent’s Subsidiaries, (iii) materially contravene or conflict with or constitute a violation of any provision of any Law binding upon or applicable to Parent or any of its Subsidiaries or (iv) result in the creation of any material Lien on any of the assets of Parent or any of its Subsidiaries.

6.6   Consents and Approvals.   No consents or approvals of, or filings or registrations with, any Governmental Authority or any other Person are necessary in connection with (i) the execution and delivery by Parent and Merger Sub of this Agreement or (ii) the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement, except for (A) the filing with the SEC of the registration statement on Form S-4 by Parent in connection with the issuance of New Common Shares in connection with the Merger (as amended or supplemented from time to time, the “Registration Statement”) and other filings required under federal or state securities laws, (B) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (C) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules of the NYSE, (D) such filings and approvals as may be required to be made or obtained under the

Antitrust Laws, and (E) such other consents, authorizations, approvals, filings or registrations the absence or unavailability of which would not, either individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or prevent or materially delay consummation of the Merger.

6.7   Financial Reports and Parent SEC Documents.

(a) Since January 1, 2015, Parent has filed with or furnished to the SEC all forms, registration statements, reports, schedules and statements required to be filed or furnished under the Exchange Act or the Securities Act. At the time filed (or, in the case of registration statements, solely on the dates of effectiveness) (except to the extent amended by a subsequently filed Parent SEC Document prior to the date hereof, in which case as of the date of such amendment), each Parent SEC Document complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be, and the Sarbanes-Oxley Act, and any rules and regulations promulgated thereunder applicable to the Parent SEC Documents and did not contain any untrue statement of a material fact, or omit to state a material fact required to be stated therein or necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

(b) Any consolidated financial statements of Parent included in the Parent SEC Documents as of their respective dates (if amended, as of the date of the last such amendment): (A) complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; (B) were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be expressly indicated in the notes thereto, to the extent permitted by applicable SEC regulations); and (C) fairly present in all material respects the consolidated financial position of Parent and its Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end adjustments which are not, individually or in the aggregate, material). The financial statements to be filed by Parent with the SEC after the date of this Agreement (i) will comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, (ii) will be prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be expressly indicated in the notes thereto), and (iii) will fairly present in all material respects the consolidated financial position of Parent and its Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end adjustments which are not, individually or in the aggregate, material).

6.8   Internal Controls and Procedures.   Parent has established and maintains internal control over financial reporting and disclosure controls and procedures (as such terms are defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting, including policies and procedures that (a) mandate the maintenance of records that in reasonable detail accurately and fairly reflect the material transactions and dispositions of the assets of Parent and its Subsidiaries, (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Parent and its Subsidiaries are being made only in accordance with appropriate authorizations of management and the Parent Board and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Parent and its Subsidiaries. Such disclosure controls and procedures are designed to ensure that material information relating to Parent, including its Subsidiaries, required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is accumulated and communicated to Parent’s principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure. Parent’s disclosure controls and procedures are effective to ensure that information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. Parent’s principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation, to Parent’s auditors and the audit committee of the Parent Board (x) all significant deficiencies, if any, in the design or operation of internal controls which could adversely affect Parent’s ability to record, process, summarize and report financial data and have identified for Parent’s auditors any material weaknesses in internal controls and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls. To the Knowledge of Parent, since January 1, 2014, no complaints from any source regarding accounting, internal accounting controls or auditing matters have been received by Parent. Since January 1, 2014, Parent has not received any material complaints through Parent’s whistleblower hotline or equivalent system for receipt of employee concerns regarding possible violations of applicable Law. Since January 1, 2014, no attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported evidence of a violation of applicable Law that are securities laws, breach of fiduciary duty or similar violation by Parent or any of its officers, directors, employees or agents to Parent’s chief legal officer, audit committee of the Parent Board or to the Parent Board pursuant to the rules adopted pursuant to Section 307 of the Sarbanes-Oxley Act or any Parent policy contemplating such reporting. The principal executive officer and the principal financial officer of Parent have made all certifications required by the Sarbanes-Oxley Act, the Exchange Act and any related rules and regulations promulgated by the SEC with respect to the Parent SEC Documents, and the statements contained in such certifications were complete and accurate as of the dates they were made.

6.9   Absence of Undisclosed Liabilities.   Except as disclosed in the audited financial statements (or notes thereto) included in Parent’s Annual Report on Form 10-K for the year ended December 31, 2015, the unaudited financial statements (or notes thereto) included in Parent’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2016, and in the financial statements (or notes thereto) included in subsequent Parent SEC Documents filed by Parent prior to the date hereof, neither Parent nor any of its consolidated Subsidiaries had at the Balance Sheet Date, or has incurred since that date, any liabilities or obligations (whether absolute, accrued, contingent or otherwise) of any nature, except liabilities, obligations or contingencies that (A) are accrued or reserved against in the financial statements of Parent included in the Parent SEC Documents filed prior to the date hereof, or reflected in the notes thereto, (B) were incurred since the Balance Sheet Date and prior to the date hereof in the ordinary course of business and consistent with past practices and that would not reasonably be expected, either individually or in the aggregate, to have a Parent Material Adverse Effect or (C) relate to this Agreement or the transactions contemplated hereby.

6.10   Absence of Certain Changes or Events.

(a) Since the Balance Sheet Date, there has not been any change, event, development, circumstance, condition, occurrence or effect that has had, or would be reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Since the Balance Sheet Date, except for this Agreement and the transactions contemplated hereby, Parent and its Subsidiaries have carried on and operated their respective businesses in all material respects in the ordinary course of business.

6.11   Compliance with Applicable Law.   Each of Parent and its Subsidiaries is and has been in compliance with all, and is not in default under or in violation of any, applicable Laws (other than any Laws relating to Taxes), including the FCPA, other than any noncompliance, default or violation which would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries has received any written communication since January 1, 2014 from a Governmental Authority that alleges that Parent or any of its Subsidiaries is not in compliance with or is in default or violation of any applicable Law, including the FCPA, except where such non-compliance, default or violation would not, individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect. No investigation or review by any Governmental Authority with respect to any of Parent or any of its Subsidiaries is pending or, to the Knowledge of Parent, threatened, nor, to the Knowledge of Parent, has any Governmental Authority indicated an intention to conduct the same, except where such investigation or review would not, individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect.

6.12   Litigation.   There are no Proceedings pending or, to the Knowledge of Parent, threatened, against Parent or any of its Subsidiaries or any of their assets or property or to which Parent or any of its Subsidiaries or any of their assets or property is otherwise a party or, to the Knowledge of Parent, a threatened party, except for Proceedings that would not, individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect or to prevent or materially delay consummation of the Merger.

6.13   Information Supplied.   None of the information supplied (or to be supplied) by or on behalf of Parent specifically for inclusion in (a) the Registration Statement will, at the time the Registration Statement or any amendment or supplement thereto, is filed with the SEC or at the time it becomes effective under the Securities Act, or (b) the Proxy Statement (which will be included as a prospectus in the Registration Statement) will, on the date the Proxy Statement or any amendment or supplement thereto is first mailed to Company Stockholders, and at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Registration Statement will comply as to form in all material respects with the applicable requirements of the Securities Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to information supplied by or on behalf of the Company or its Affiliates or Representatives for inclusion or incorporation by reference in any of the foregoing documents.

6.14   Employee Benefits.

(a) Each Employee Benefit Plan sponsored, maintained or contributed to by Parent or any of its ERISA Affiliates or for which Parent or any of its ERISA Affiliates has or could have any liability, contingent or otherwise (each, a “Parent Employee Benefit Plan”) has been operated and administered, in all material respects, in accordance with its terms, and in compliance with all applicable Laws, in each case except where the failure to be so administered or to so comply, would not, individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect. There are no proceedings, audits or other claims (except routine claims for benefits payable under the Parent Employee Benefit Plans) pending or, to the Knowledge of the Parent, threatened against or involving any Parent Employee Benefit Plan that would be reasonably expected to have a Parent Material Adverse Effect.

(b) Parent and its Affiliates are, and have been, in compliance in all respects with all applicable Law relating to the employment of labor or the engagement of independent contractors, including all such applicable Law relating to wages and other compensation, hours, overtime, collective bargaining, discrimination, retaliation, immigration status, layoffs, plant closings, classification of employees and independent contractors, civil rights, safety and health and workers’ compensation, except where the failure to comply would not, individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect. Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, Parent and its Affiliates have complied with the WARN Act and neither Parent nor any of its Affiliates have any plans to undertake any action that would give rise to any notice obligation or other obligation under the WARN Act.

(c) Since January 1, 2014, there has been no actual or, to the Knowledge of Parent, threatened unfair labor practice charges, grievances, arbitrations, strikes, lockouts, work stoppages, slowdowns, picketing, hand billing or other labor disputes against or affecting Parent or any of its Affiliates that would individually or in the aggregate reasonably be expected to have a Parent Material Adverse Effect.

(d) Except as would not reasonably be expected to have a Parent Material Adverse Effect, Parent and its Subsidiaries are not delinquent in payments to any current or former employees for any services or amounts required to be reimbursed or otherwise paid.

6.15   Tax Matters.

(a) (i) Each of Parent and its Subsidiaries has filed when due (taking into account extensions of time for filing) with the appropriate Taxing Authority all material Tax Returns required to be filed by it and all such Tax Returns were complete and correct in all material respects, and (ii) all material Taxes owed by Parent and its Subsidiaries (whether or not shown on any Tax Return), including Taxes required to be collected or withheld from payments to employees, creditors, shareholders, independent contractors or other third parties, have been duly and timely paid in full, except in each case of clause (i) and (ii) for amounts being contested in good faith by appropriate proceedings or for which adequate reserves have been maintained in accordance with GAAP.

(b) There is no Proceeding now pending against Parent or any of its Subsidiaries in respect of any material Tax, paid or unpaid, or material Tax Return, nor has any written adjustment with respect to a material Tax Return or written claim for additional material Tax been received by Parent or any of its Subsidiaries that is still pending.

(c) Within the last two years, neither Parent nor any of its Subsidiaries has been a party to any transaction intended to qualify under Section 355 of the Code.

(d) For U.S. federal income tax purposes, (i) Parent is treated as directly owning all of the equity interests in Merger Sub and (ii) Marshall Texas is currently, and has been since its formation, classified as an entity whose existence is disregarded as separate from Parent.

(e) Neither Parent nor any of its Subsidiaries has taken or agreed to take any action that would prevent the Integrated Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. Neither Parent nor any of its Subsidiaries is aware of any agreement, plan or other circumstance that would prevent the Integrated Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

6.16   Status under Section 203 of the DGCL.   Neither Parent nor Merger Sub, nor any of their respective “affiliates” and “associates” (as such terms are defined in Section 203 of the DGCL (“Section 203”), is, or at any time within the past three years has been, an “interested stockholder” of the Company (as such term is defined in Section 203).

6.17   Insurance Coverage.   The insurance policies maintained by Parent and its Subsidiaries are with reputable insurance carriers, provide full and adequate coverage for all normal risks incident to the businesses of Parent and its Subsidiaries and their respective properties and assets, and are in character and amount customary for Persons engaged in similar businesses and subject to the same or similar perils or hazards. All such insurance policies are in full force and effect, all premiums due with respect thereto have been paid and, since the most recent renewal date, Parent and its Subsidiaries have not received any written notice threatening termination of, premium increase with respect to, or material alteration of coverage under, any of such policies.

6.18   Operations of Merger Sub.   Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has engaged in no business other than in connection with entering into this Agreement and engaging in the transactions contemplated hereby.

6.19   Sufficiency of Funds.   Parent and Merger Sub have, or as of the Effective Time will have, available to them sufficient funds to pay all cash amounts payable pursuant to this Agreement. Parent and Merger Sub expressly acknowledge and agree that their obligations hereunder are not subject to, or conditioned on, receipt of financing.

6.20   Independent Investigation.   Parent represents, warrants, covenants and agrees, on behalf of itself and its Affiliates, that (i) in determining to enter into and consummate this Agreement and the transactions contemplated hereby, it is not relying upon, and has not been induced by, any representation or warranty made or purportedly made by or on behalf of any Person, other than those expressly made by the Company as set forth in Article V, (ii) any estimate, projection forecast, plan, budget or other prediction, any data, any financial information or any memoranda or presentations, including any memoranda and materials provided by or on behalf of the Company, any of the Company’s Subsidiaries or any other Person, are not and shall not be deemed to be or to include representations or warranties, except to the extent explicitly set forth in Article V hereof as a representation and warranty by the Company.

6.21   No Other Representations and Warranties.   Notwithstanding anything herein to the contrary, the representations and warranties of Parent and Merger Sub expressly set forth in Article VI are and shall constitute the sole and exclusive representations and warranties made with respect to Parent, Merger Sub and their respective Subsidiaries in connection with this Agreement or the transactions contemplated hereby. Except for the representations and warranties referred to in previous sentence, none of Parent, Merger Sub, their respective Subsidiaries or any other Person has made or is making any express or implied representations or warranty, statutory or otherwise, of any nature, including with respect to any express or implied representation or warranty as to the merchantability, quality, quantity, suitability or fitness for any particular purpose of the business or the assets of Parent, Merger Sub or their respective Subsidiaries. Except for the representations and warranties expressly set forth in Article VI, all other warranties, express or implied, statutory or otherwise, of any nature, including with respect to any express or implied representation or warranty as to the merchantability, quality, quantity, suitability or fitness for any particular purpose of the business or the assets of Parent, Merger Sub and their respective Subsidiaries, are hereby expressly disclaimed.

ARTICLE VII
COVENANTS

The Company hereby covenants to and agrees with Parent, and Parent and Merger Sub hereby covenant to and agree with the Company, on their behalf and on behalf of the Surviving Corporation, that:

7.1   Consummation of the Merger.

(a) Subject to the terms and conditions of this Agreement (including Section 7.1(d)), Parent and Merger Sub, on the one hand, and the Company, on the other hand, will cooperate with each other and use (and will cause their respective Subsidiaries to use) its reasonable best efforts (subject to, and in accordance with, applicable Law) to: (i) take, or cause to be taken, all actions, and do, or cause to be done, promptly and to assist and cooperate with the Other Party in doing, all things, necessary, proper or advisable to cause the conditions to the Closing to be satisfied as promptly as practicable (and in any event no later than the Outside Date) and to consummate and make effective, in the most expeditious manner practicable, the Merger, including preparing and filing promptly and fully all documentation to effect all necessary filings, notifications, notices, petitions, statements, registrations, submissions of information, applications and other documents (including any required or recommended filings under applicable Antitrust Laws), (ii) obtain promptly (and in any event no later than the Outside Date) all approvals, consents, clearances, expirations or terminations of waiting periods, registrations, permits, authorizations and other confirmations from any Governmental Authority or Third Party necessary, proper or advisable to consummate the Merger, (iii) defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger, including seeking to have any stay or temporary restraining order entered by any court or Governmental Authority vacated, lifted, overturned or reversed, (iv) obtain all necessary consents, approvals or waivers from Third Parties, and (v) execute and deliver any additional instruments necessary to consummate the transactions contemplated by this Agreement; provided, however, that in no event shall the Company, Parent or Merger Sub (or any of their respective Subsidiaries) be required to pay any penalty, compensation or other consideration to any Third Party for any consent or approval required under any license, contract or agreement for the consummation of the transactions contemplated by this Agreement. For purposes of this Agreement, “Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition.

(b) In furtherance and not in limitation of the foregoing, each Party hereto agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within ten (10) Business Days after the date of this Agreement and to supply as promptly as practicable any additional information and documentary material that may be requested by any Governmental Authority pursuant to the HSR Act or any other Antitrust Law and use its reasonable best efforts to take, or cause to be taken (including by their respective Subsidiaries), all other actions consistent with this Section 7.1 necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable (and in any event no later than the Outside Date). Parent will pay any HSR Act filing fee.

(c) Each of the Parties hereto will use its reasonable best efforts to: (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Authority in connection with the transactions contemplated hereby and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the Merger, including any proceeding initiated by a private Person; (ii) promptly inform the Other Party of (and supply to the Other Party) any communication received by such Party from, or given by such party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice, or any other Governmental Authority and any material communication received or given in connection with any proceeding by a private Person, in each case regarding the Merger; (iii) permit the Other Party to review in advance and incorporate the Other Party’s reasonable comments in any communication to be given by it to any Governmental Authority with respect to obtaining any clearances required under any Antitrust Law in connection with the transactions contemplated hereby; and (iv) consult with the Other Party in advance of any meeting or teleconference with any Governmental Authority or, in connection with any proceeding by a private Person, with any other Person, and, to the extent not prohibited by the Governmental Authority or other Person, give the Other Party the opportunity to attend and participate in such meetings and teleconferences. Subject to

Section 7.4(a), the Parties will take reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 7.1 in a manner so as to preserve the applicable privilege. Notwithstanding any other provision of this Agreement to the contrary, neither Party is required to disclose to the Other Party its documents responsive to Items 4(c) and 4(d) of the HSR Notification and Report Form.

(d) In furtherance of the covenants set forth in this Section 7.1 and subject to the limitations set forth in this Section 7.1(d), if any objections are asserted with respect to the Merger under any Antitrust Law or if any lawsuit or other proceeding, whether judicial or administrative, is instituted (or threatened to be instituted) by the Federal Trade Commission, the Antitrust Division of the Department of Justice or any other Governmental Authority challenging the Merger or which would otherwise prohibit or materially impede or delay the consummation of the Merger, each of Parent and the Company shall (and shall cause their respective Subsidiaries to) take all actions necessary to resolve any such objections or lawsuits or other proceedings (or threatened lawsuits or other proceedings) so as to permit consummation of the Merger as soon as reasonably practicable, including becoming subject to, consenting to or agreeing to, or otherwise taking any action with respect to, any requirement, condition, understanding, agreement or order to sell, to hold separate or otherwise dispose of, or to conduct, restrict, operate, invest or otherwise change its respective assets or business (including that of its Affiliates) (each, a “Divestiture Action”); provided that notwithstanding anything in this Agreement to the contrary, none of Parent, the Company or any of their respective Subsidiaries shall be required to take any such action that would reasonably be expected to impair the benefits of the Merger to Parent or to have a Company Material Adverse Effect or a Parent Material Adverse Effect; provided, further, that the obligations of the parties under this Section 7.1(d) to consummate any such Divestiture Action shall be conditioned upon the occurrence of the Closing or satisfaction of all of the conditions to the Closing in a case where the Closing will occur immediately following such Divestiture Action.

(e) In furtherance and not in limitation of the covenants of the Parties contained in this Section 7.1 (but subject to the limitations set forth in Section 7.1(d)), if any administrative or judicial action or proceeding, including any proceeding by a private Person, is instituted (or threatened to be instituted) challenging the Merger as violative of any Antitrust Law, each of Parent and the Company will use reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger.

7.2   Registration Statement; Proxy Statement.

(a) As soon as practicable following the date of this Agreement, the Company and Parent will prepare and the Company will file with the SEC the Proxy Statement and the Company and Parent will prepare and Parent will file with the SEC the Registration Statement, in which the Proxy Statement will be included as a prospectus. The Parties shall file, if necessary, any other statement or schedule relating to this Agreement and the transactions contemplated hereby. Each of the Company and Parent shall use their respective reasonable best efforts to furnish the information required to be included by the SEC in the Proxy Statement, the Registration Statement and any such statement or schedule. Each of the Company and Parent will use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and keep the Registration Statement effective for so long as necessary to consummate the transactions contemplated hereby. Parent also agrees to use commercially reasonable efforts to obtain any necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement. The Company will use its reasonable best efforts to cause the Proxy Statement to be mailed to the Company Stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. No filing of, or amendment or supplement to, the Registration Statement will be made by Parent, and no filing of, or amendment or supplement to, or dissemination to the Company Stockholders of, the Proxy Statement or any other materials used in connection with the Company Meeting that constitute “proxy materials” or “solicitation materials” as those terms are used in Rules 14a-1 through 14a-17 under the Exchange Act or are otherwise used for the “solicitation” of “proxies” as those terms are defined in Rule 14a-1 under the Exchange Act (“Other Proxy Materials”) will be made by the Company without providing the Other Party a reasonable opportunity to review and comment thereon (and good faith consideration by Parent or the Company, as applicable, of all such comments). If at any time prior to the Effective Time any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, is discovered by the

Company or Parent that should be set forth in an amendment or supplement to either the Registration Statement or the Proxy Statement, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information will promptly notify the Other Party hereto and an appropriate amendment or supplement describing such information will be promptly filed with the SEC and, to the extent required by Law, disseminated to the Company Stockholders. The Parties will notify each other promptly of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or the Registration Statement or for additional information and each Party will supply the Other Party with copies of (i) all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement, the Registration Statement or the transactions contemplated hereby and (ii) all orders of the SEC relating to the Registration Statement; provided that no responses to any oral or written request by the SEC with respect to the Registration Statement, the Proxy Statement or the Other Proxy Materials, will be made by Parent or the Company, as applicable, without providing the Other Party a reasonable opportunity to review and comment thereon (and good faith consideration by Parent or the Company, as applicable, of all such comments).

(b) Unless this Agreement has been validly terminated as provided in Section 9.1 prior thereto, the Company will, as soon as reasonably practicable following the date of this Agreement, establish a record date for, and as soon as reasonably practicable following the Registration Statement being declared effective by the SEC, duly call, give notice of, convene and hold, the Company Meeting. Without the prior written consent of Parent, the adoption of this Agreement by the Company Stockholders and an advisory vote on compensation payable to executive officers of the Company in connection with the Merger (together with related procedural matters) shall be the only proposals to be submitted to, or voted on by, the Company Stockholders at the Company Meeting. Subject to Section 7.3, the Company will, through the Company Board, recommend to the Company Stockholders that they adopt this Agreement (the “Company Board Recommendation”). The Proxy Statement shall (subject to Section 7.3) include the Company Board Recommendation. Notwithstanding anything in this Agreement to the contrary, the Company shall not postpone or adjourn the Company Meeting without the consent of Parent (which consent shall not be unreasonably withheld or delayed), other than (i) to solicit additional proxies for the purpose of obtaining Company Stockholder Approval, (ii) in the absence of a quorum, (iii) to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure that the Company Board has determined, after consultation with outside legal counsel, is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company Stockholders prior to the Company Meeting, and (iv) if the Company has delivered any notice contemplated by Section 7.3(e) or Section 7.3(f) and the time periods contemplated by Section 7.3(e) or Section 7.3(f) have not expired to extend the date of the Company Meeting beyond the end of such period.

7.3   Alternative Proposals; Change in Recommendation.

(a) The Company will, and will cause its Subsidiaries and its and their respective Representatives to, immediately cease and cause to be terminated any discussions or negotiations with any Person conducted heretofore with respect to any possible Alternative Proposal, and request that each Person who has heretofore executed a confidentiality agreement in connection with such Person’s consideration of any Alternative Proposal return or destroy all confidential information previously provided to such Person by or on behalf of the Company or its Subsidiaries. Except as permitted by this Section 7.3, the Company will not, and will cause its Subsidiaries and its and their respective Representatives not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate (including by way of furnishing information) any inquiries or the making or the submission of any proposal that constitutes, or would reasonably be expected to lead to, an Alternative Proposal, (ii) participate or engage in any discussions or negotiations with, or disclose any non-public information or data relating to the Company or any of its Subsidiaries or afford access to the properties, books or records of the Company or any of its Subsidiaries to, any Person that has made an Alternative Proposal or to any Person in contemplation of an Alternative Proposal (other than, solely in response to an unsolicited inquiry, to refer the inquiring Person to this Section 7.3 and to limit its conversation or other communication exclusively to such referral), (iii) approve, endorse or recommend (or publicly propose to approve, endorse or recommend) any Alternative Proposal, (iv) enter into any letter of intent, term sheet, memorandum of understanding, merger agreement, acquisition agreement, exchange agreement or any other agreement providing for with respect to an Alternative Proposal or requiring the Company to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement, (v) subject to the fiduciary duties of the Company Board, amend or grant any waiver, release or modification under, or fail to enforce, any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries or (vi) resolve or agree to do any of the foregoing. Any violation of the foregoing restrictions by any of the Company’s Subsidiaries or by any Representatives of the Company or any of its Subsidiaries, whether or not such Representative is so authorized and whether or not such Representative is purporting to act on behalf of the Company or any of its Subsidiaries or otherwise, shall be deemed to be a breach of this Agreement by the Company.

(b) Notwithstanding anything to the contrary contained in this Section 7.3, if at any time following the date of this Agreement and prior to obtaining the Company Stockholder Approval, (i) the Company has received a written Alternative Proposal that the Company Board believes in good faith is bona fide, (ii) the Company Board, after consultation with its financial advisors and outside legal counsel, determines in good faith that such Alternative Proposal constitutes or could reasonably be expected to lead to or result in a Superior Proposal, and (iii) the Company Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to participate in such negotiations or discussions or to furnish such information or data to such Third Party would be inconsistent with the Company Board’s fiduciary duties under applicable Law, then the Company may, subject to clauses (w)-(z) below, (A) furnish information, including confidential information, with respect to the Company and its Subsidiaries to the Person making such Alternative Proposal and (B) participate in discussions or negotiations regarding such Alternative Proposal; provided that (w) such Alternative Proposal was received after the date of this Agreement, such Alternative Proposal was not initiated, solicited, encouraged or facilitated in violation of Section 7.3(a) and such Alternative Proposal has not been withdrawn, (x) the Company provides to Parent the notice required by Section 7.3(c) with respect to such Alternative Proposal, (y) the Company will not, and will cause its Subsidiaries and its and their respective directors, officers and employees not to, and will use reasonable best efforts to cause their respective other Representatives not to, disclose any non-public information to such Person unless the Company has, or first enters into, a confidentiality agreement with such Person with confidentiality provisions that are not materially less restrictive to such Person than the provisions of the Confidentiality Agreement are to Parent, a copy of which shall be promptly provided to Parent (it being agreed that such confidentiality agreement between the Company and such person shall permit such person to make any non-public Alternative Proposal to the Company Board) and (z) prior to or substantially concurrently with providing or making available to such other Person any non-public information about the Company and its Subsidiaries that was not previously provided or made available to Parent, the Company will provide such non-public information to Parent. If Parent or the Company believes that there has been a breach by a Third Party (or its Representatives) of any standstill provisions to which such Third Party and the Company or any of its Subsidiaries is a party, or Parent or the Company reasonably anticipates such a breach, then upon written request by Parent, the Company, subject to the fiduciary duties of the Company Board, shall take all necessary actions to enforce such standstill provision.

(c) In addition to the obligations of the Company set forth in this Section 7.3, the Company will promptly (and in no event later than twenty-four (24) hours) after receipt of any Alternative Proposal or any inquiry or request for discussions or negotiations regarding an Alternative Proposal or non-public information relating to the Company or any of its Subsidiaries in connection with an Alternative Proposal advise Parent orally and in writing of such Alternative Proposal, inquiry or request (including providing the identity of the person making or submitting such Alternative Proposal, inquiry or request and, (x) if it is in writing, a copy of such Alternative Proposal, inquiry or request and any related draft agreements and (y) if oral, a reasonably detailed summary thereof) (and any changes thereto). The Company will keep Parent reasonably informed of material developments with respect to any such Alternative Proposal (and in no event later than twenty-four (24) hours following any such development).

(d) Except as otherwise provided in this Section 7.3, neither the Company Board nor any committee thereof will directly or indirectly: (i) withhold, withdraw, modify, qualify or fail to make, or publicly propose to withhold, withdraw, modify, qualify or fail to make, in any manner adverse to Parent, the Company Board Recommendation, including by failing to include the Company Board Recommendation in the Proxy Statement and Registration Statement, (ii) publicly approve, adopt or recommend, or publicly propose to approve, adopt or recommend, any Alternative Proposal, (iii) approve, adopt or recommend, or publicly propose to approve, adopt or recommend, or allow the Company or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement, or other similar contract or any tender or exchange offer providing for, with respect to, or in connection with, any Alternative Proposal, (iv) approve any transaction under, or any Third Party becoming, an “interested stockholder” under, Section 203 of the DGCL (or similar concepts under any other applicable Takeover Law), or (v) resolve, propose, agree or publicly announce an intention to do any of the foregoing (any action described in this Section 7.3(d) being referred to as a “Change in Recommendation”). For the avoidance of doubt, a public statement that merely describes the Company’s receipt of an Alternative Proposal and the operation of this Agreement with respect thereto shall not be deemed a Change in Recommendation.

(e) Notwithstanding the foregoing, if the Company receives a written Alternative Proposal that the Company Board believes in good faith is bona fide and such Alternative Proposal was not initiated, solicited, encouraged or facilitated in violation of Section 7.3(a) and the Company Board (i) after consultation with its financial advisors and outside legal counsel, concludes that such Alternative Proposal constitutes a Superior Proposal and (ii) following consultation with outside legal counsel, determines that the failure of the Company Board to make a Change in Recommendation would be inconsistent with its fiduciary duties under applicable Law, then the Company Board may at any time prior to obtaining the Company Stockholder Approval, terminate this Agreement pursuant to Section 9.1(h) and pay Parent a Termination Fee and/or effect a Change in Recommendation (provided, however, that such termination shall not be effective unless and until the Company shall have paid the Termination Fee in accordance with Section 9.4(c)); provided, however, that the Company Board may not take such action pursuant to the foregoing unless:

(i) the Company has provided prior written notice (which notice must state that the Company Board has made the determinations contemplated by the foregoing clauses (i) and (ii) of Section 7.3(d)) to Parent specifying in reasonable detail the reasons for such action (including a description of the material terms of such Superior Proposal, identifying the Person or group making such Superior Proposal and delivering to Parent a copy of the proposed definitive agreement providing for the Alternative Proposal for such Superior Proposal in the form to be entered into and any other relevant proposed transaction agreements) at least four calendar days in advance of its intention to take such action with respect to a Change in Recommendation (the period inclusive of all such days, the “Notice Period”) (it being understood and agreed that any material amendment to the terms of a Superior Proposal shall require a new notice pursuant to this Section 7.3(e) and a new Notice Period, except that such new Notice Period in connection with any amendment shall be for three calendar days from the time Parent receives such notice (as opposed to four calendar days));

(ii) during the Notice Period, the Company has negotiated with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement; and

(iii) at the end of the Notice Period, the Company Board again concludes in good faith, after consultation with its financial advisors and outside legal counsel, and taking into account any adjustment or modification to the terms and conditions of this Agreement proposed by Parent, that such Alternative Proposal continues to constitute a Superior Proposal and that the failure of the Company Board to effect a Change in Recommendation or to terminate this Agreement with respect to such Superior Proposal would be inconsistent with its fiduciary duties under applicable Law.

(iv) For the avoidance of doubt, notwithstanding any Change in Recommendation pursuant to this Section 7.3, the Company shall not be entitled to enter into any agreement, including any definitive acquisition agreement, with respect to a Superior Proposal unless and until (i) this Agreement is terminated and (ii) if applicable, the Termination Fee has been paid to Parent pursuant to Section 9.4.

(f) Other than in connection with an Alternative Proposal (which shall be subject to Section 7.3(e) and shall not be subject to this Section 7.3(f)), nothing in this Agreement shall prohibit or restrict the Company Board from making a Change in Recommendation prior to obtaining the Company Stockholder Approval in response to an Intervening Event to the extent that (i) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure of the Company Board to effect a Change in Recommendation would be inconsistent with its fiduciary duties under applicable Law, and (ii) (A) the Company provides Parent four calendar days written notice of its intention to take such action, which notice shall specify the reasons therefor, (B) after providing such notice and prior to making such Change in Recommendation, the Company shall negotiate in good faith with Parent during such four calendar day period (to the extent that Parent desires to negotiate) to make such revisions to the terms of this Agreement as would not permit the Company

Board to make a Change in Recommendation pursuant to this Section 7.3(f), and (C) the Company Board shall have considered in good faith any changes to this Agreement offered in writing by Parent, and following such four calendar day period, shall have determined in good faith, after consultation with its outside legal counsel and financial advisors, that the Company Board’s fiduciary duties under applicable Law would continue to require a Change in Recommendation with respect to such Intervening Event.

(g) Nothing contained in this Agreement will prevent the Company or the Company Board from taking and disclosing to the Company Stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to the Company Stockholders) or from making any legally required disclosure to Company Stockholders; provided, however, that any such disclosure that addresses or relates to the approval, recommendation or declaration of advisability by the Company Board with respect to this Agreement or an Alternative Proposal shall be deemed to be a Change in Recommendation unless the Company Board in connection with such communication publicly states that its recommendation with respect to this Agreement has not changed or refers to the prior recommendation of the Company Board. Any “stop-look-and-listen” communication by the Company or the Company Board to the Company Stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any similar communication to the Company Stockholders) will not be considered a failure to make, or a withdrawal, modification or change in any manner adverse to Parent of, all or a portion of the Company Board Recommendation.

(h) For purposes of this Agreement:

(i) “Alternative Proposal” means any proposal or offer (whether or not in writing) from any Person or “group” (as defined in Section 13(d) of the Exchange Act), other than Parent and its Subsidiaries, relating to any (A) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of assets of the Company and its Subsidiaries equal to 20% or more of the consolidated assets of the Company and its Subsidiaries or to which 20% or more of the consolidated revenues or earnings of the Company and its Subsidiaries are attributable, (B) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of beneficial ownership (within the meaning of Section 13(d) of the Exchange Act) of 20% or more of any class of equity securities or capital stock of the Company or any of its Subsidiaries whose business constitutes 20% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, (C) tender offer or exchange offer that if consummated would result in any Person or “group” (as defined in Section 13(d) of the Exchange Act) beneficially owning 20% or more of the outstanding Company Common Shares, or (D) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company which is structured to permit such Person or group to acquire beneficial ownership of at least 20% of the consolidated assets of the Company and its Subsidiaries or at least 20% of any class of equity securities or capital stock of the Company or any of its Subsidiaries whose business constitutes 20% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole; in each case, other than the transactions contemplated hereby.

(ii) “Intervening Event” means a material event, fact, circumstance, development or occurrence that is not known or reasonably foreseeable (or if known or reasonably foreseeable, the probability or magnitude of consequences of which were not known or reasonably foreseeable) to or by the Company Board as of the date of this Agreement, which event, fact, circumstance, development or occurrence becomes known to or by the Company Board prior to obtaining the Company Stockholder Approval.

(iii) “Superior Proposal” means a written offer, obtained after the date of this Agreement, to acquire, directly or indirectly, more than 50% of the outstanding Company Common Shares or more than 50% of the consolidated assets of the Company and its Subsidiaries, made by a Third Party, which is on terms and conditions which the Company Board determines in good faith (after consultation with its financial advisors and outside legal counsel) to be more favorable to the Company Stockholders (in their capacities as stockholders) than the transactions contemplated by this Agreement, taking into account at the time of determination all financial, legal and regulatory terms and conditions of the Alternative Proposal and this Agreement, including any changes to the terms of this Agreement that as of that time had been committed to by Parent in writing in response to such Superior Proposal, including any conditions to and expected timing of consummation, and any risks of non-consummation, of such Alternative Proposal.

7.4   Access to Information; Confidentiality.

(a) Upon reasonable notice, each Party shall, and shall cause each of its Subsidiaries to, afford to the Other Party and its Representatives reasonable access during normal business hours to (and, with respect to books and records, the right to copy) all of its and its Subsidiaries’ properties (including for purposes of environmental assessment, which may include subsurface or other invasive testing or sampling only upon the Company’s prior written approval), commitments, books, contracts, records and correspondence (in each case, whether in physical or electronic form), officers, employees, accountants, counsel, financial advisors and other Representatives. Without limiting the foregoing, from the date hereof until the Effective Time, the Company shall maintain, or cause to be maintained, and provide Parent and its Representatives continued access to, the Data Site, and shall not remove any documents or information loaded onto the Data Site prior to, on or after the date hereof. The Company shall not remove any of the documents or items provided in the Data Site through and including the Closing Date. Each Party shall furnish promptly to the Other Party (i) a copy of each report, schedule and other document filed or submitted by it pursuant to the requirements of federal or state securities Laws and a copy of any communication (including “comment letters”) received by such Party from the SEC concerning compliance with securities Laws and (ii) all other information concerning its and its Subsidiaries’ businesses, properties and personnel as the Other Party may reasonably request (including information necessary to prepare the Proxy Statement and the Registration Statement. Except for disclosures permitted by the terms of the Confidentiality Agreement, each Party and its Representatives shall hold information received from the Other Party pursuant to this Section 7.4 in confidence in accordance with the terms of the Confidentiality Agreement.

(b) This Section 7.4 shall not require either Party to permit any access, or to disclose any information, that in the reasonable, good faith judgment (after consultation with counsel, which may be in-house counsel) of such Party (i) would reasonably be expected to result in any violation of any contract or Law to which such Party or its Subsidiaries is a party or is subject or cause any privilege (including attorney-client privilege) that such Party or any of its Subsidiaries would be entitled to assert to be undermined with respect to such information and such undermining of such privilege could in such Party’s good faith judgment (after consultation with counsel, which may be in-house counsel) adversely affect in any material respect such Party’s position in any pending or, what such Party believes in good faith (after consultation with counsel, which may be in-house counsel) could be, future litigation or (ii) is reasonably pertinent to any litigation, if any, in which such Party or any of its Subsidiaries, on the one hand, and the Other Party or any of its Subsidiaries, on the other hand, are adverse parties. Notwithstanding the foregoing, in the case of clause (i) above, the Parties hereto shall cooperate in seeking to find a way to allow disclosure of such information (including by entering into a joint-defense or similar agreement) to the extent doing so (1) would not (in the good faith belief of the Party being requested to disclose the information (after consultation with counsel, which may be in-house counsel)) reasonably be likely to result in the violation of any such contract or Law or reasonably be likely to cause such privilege to be undermined with respect to such information or (2) could reasonably (in the good faith belief of the Party being requested to disclose the information (after consultation with counsel, which may be in-house counsel)) be managed through the use of customary “clean-room” arrangements pursuant to which non-employee Representatives of the Other Party shall be provided access to such information. In addition, the Party being requested to disclose the information shall (x) notify the Other Party that such disclosures are reasonably likely to violate its or its Subsidiaries’ obligations under any such contract or Law or are reasonably likely to cause such privilege to be undermined, (y) communicate to the Other Party in reasonable detail the facts giving rise to such notification and the subject matter of such information (to the extent it is able to do so in accordance with the first proviso in this Section 7.4(b)) and (z) in the case where such disclosures are reasonably likely to violate its or its Subsidiaries’ obligations under any contract, use reasonable commercial efforts to seek consent from the applicable Third Party to any such contract with respect to the disclosures prohibited thereby (to the extent not otherwise expressly prohibited by the terms of such contract).

7.5   Public Statements.   The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by Parent and the Company. Parent and the Company will not, and each will cause its respective Representatives not to, issue any public announcements or make other public disclosures regarding this Agreement or the transactions contemplated hereby, without the prior written approval of the Other Party, such approval not to be unreasonably withheld, conditioned or delayed. Notwithstanding the foregoing, (a) a Party or its Representatives may issue a public announcement or other public disclosures required by Law or the rules of any stock exchange upon which such Party’s equity securities are traded, provided that such Party uses reasonable best efforts to afford the Other Party an opportunity to first review the content of the proposed disclosure and provide reasonable comment regarding same, (b) the Company shall not be required by this Section 7.5 to consult with Parent or any other Person with respect to a public announcement in connection with the receipt and existence of an Alternative Proposal and matters related thereto or a Change in Recommendation, (c) either Parent or Company may make public statements or presentations in connection with industry conferences, investor meetings, analyst or investor conference calls, or in response to questions from investors, analysts, press or other media, so long as such statements or presentations are not materially inconsistent with public statements or presentations previously approved by the other Party.

7.6   Confidentiality.   The obligations of Parent and the Company under the Confidentiality Agreement shall remain in full force and effect and all information provided to any Party hereto or its Representatives pursuant to or in connection with this Agreement is deemed to be “Evaluation Material” as defined under the Confidentiality Agreement; provided, however, that nothing in the Confidentiality Agreement shall be deemed to restrict the performance by the Company or Parent of their respective obligations under this Agreement and, in the case of any conflict between the terms of this Agreement and the terms of the Confidentiality Agreement, the terms of this Agreement shall control.

7.7   Takeover Laws.   Neither the Company nor Parent will take any action that would cause the transactions contemplated by this Agreement to be subject to requirements imposed by any Takeover Laws, and each of them will take all reasonable steps within its control to exempt (or ensure the continued exemption of) the transactions contemplated by this Agreement from the Takeover Laws of any state that purport to apply to this Agreement or the transactions contemplated hereby.

7.8   New Common Shares Listed.   Parent will use its commercially reasonable efforts to list, prior to the Effective Time, on the NYSE, upon official notice of issuance, the New Common Shares.

7.9   Third-Party Approvals.

(a) Subject to the terms and conditions of this Agreement, Parent and the Company and their respective Subsidiaries will cooperate and use their respective commercially reasonable efforts to prepare all documentation, to effect all filings, to obtain all permits, consents, approvals and authorizations of all Governmental Authorities and Third Parties necessary to consummate the transactions contemplated by this Agreement and to comply with the terms and conditions of such permits, consents, approvals and authorizations and to cause the Merger to be consummated as expeditiously as practicable. Each of Parent and the Company has the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable Laws relating to the exchange of information, with respect to, all material written information submitted to any Third Party or any Governmental Authorities in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the Parties agrees to act reasonably and promptly. Each Party agrees that it will consult with the Other Party with respect to the obtaining of all material permits, consents, approvals and authorizations of all Third Parties and Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement, and each Party will keep the Other Party apprised of the status of material matters relating to completion of the transactions contemplated hereby.

(b) Each of Parent and the Company agrees, upon request, to furnish the Other Party with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Registration Statement or any filing, notice or application made by or on behalf of such Other Party or any of such Other Party’s Subsidiaries to any Governmental Authority in connection with the transactions contemplated hereby.

(c) This Section 7.9 shall not apply to (i) approval under Antitrust Laws or (ii) approval of the SEC of the Registration Statement and Proxy Statement.

7.10   Indemnification; Directors’ and Officers’ Insurance.

(a) Without limiting any additional rights that any director, officer, trustee, employee, agent, or fiduciary may have under any employment or indemnification agreement or under the Company Charter or Company Bylaws, the Director and Officer Indemnification Agreements, this Agreement or, if applicable, similar organizational documents or agreements of any of the Company’s Subsidiaries, subject to the terms and conditions set forth herein, from and after the Effective Time, Parent and the Surviving Corporation, jointly and severally, will: (i) indemnify and hold harmless each Person who is now, or has been or becomes at any time prior to the Effective Time, (A) an officer or director of the Company or any of its Subsidiaries or (B) a director, officer, employee, member, trustee or fiduciary of another corporation, foundation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of the Company or any of its Subsidiaries, together with such Person’s heirs, executors, trustees, fiduciaries and administrators (collectively, the “Indemnified Parties”) to the fullest extent authorized or permitted by applicable Law from and against any losses, claims, damages, liabilities, costs, Indemnification Expenses, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) arising out of or in connection with any Claim or Action; and (ii) promptly pay on behalf of or, within fifteen (15) days after any request for advancement, advance to each of the Indemnified Parties, any Indemnification Expenses incurred in defending, serving as a witness with respect to or otherwise participating with respect to any Claim or Action in advance of the final disposition of such Claim or Action, including payment on behalf of or advancement to the Indemnified Party of any Indemnification Expenses incurred by such Indemnified Party in connection with enforcing any rights with respect to such indemnification and/or advancement, in each case without the requirement of any bond or other security; provided, however, that it shall be a condition to the payment or advancement of any Indemnification Expenses that Parent or the Surviving Corporation receive an undertaking by the Indemnified Party to repay such Indemnification Expenses paid or advanced if it is ultimately determined that such Indemnified Party is not entitled to be indemnified under applicable Law. The indemnification and advancement obligations of Parent and the Surviving Corporation pursuant to this Section 7.10(a) extend to acts or omissions occurring at or before the Effective Time in the capacity as a director or officer of the Company or any of its Subsidiaries and any Claim or Action relating thereto (including with respect to any acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger and the transactions contemplated by this Agreement, including the consideration and approval thereof and the process undertaken in connection therewith and any Claim or Action relating thereto), and all rights to indemnification and advancement of expenses conferred hereunder continue as to any Indemnified Party who has ceased to be a director or officer of the Company or any of its Subsidiaries after the date hereof (with respect to acts or omissions occurring prior to such cessation) and inure to the benefit of such Indemnified Party’s heirs, executors and personal and legal representatives. As used in this Section 7.10: (x) the term “Claim” means any threatened, asserted, pending or completed action or proceeding, whether instituted by any Party, any Governmental Authority or any other person, whether civil, criminal, administrative, investigative or other, including any arbitration or other alternative dispute resolution mechanism (“Action”) arising out of or pertaining to matters that relate to such Indemnified Party’s duties or service as a director or officer of the Company or of any of its Subsidiaries or as a trustee of (or in a similar capacity with) any compensation and benefit plan of any thereof; (y) the term “Indemnification Expenses” means reasonable attorneys’ fees and all other reasonable costs, expenses and obligations (including reasonable experts’ fees, travel expenses, court costs, retainers, transcript fees, duplicating, printing and binding costs, as well as reasonable telecommunications, postage and courier charges) paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to investigate, defend, be a witness in or participate in, any Claim for which indemnification is sought pursuant to this Section 7.10(a), including any Action relating to a claim for indemnification or advancement brought by an Indemnified Party; and (z) the phrase “to the fullest extent authorized or permitted by applicable Law” includes, but is not limited to (1) to the fullest extent authorized or permitted by any provision of the DGCL that authorizes or permits additional indemnification by agreement or otherwise, or the corresponding provision of any amendment to or replacement of the DGCL: and (2) to the fullest extent authorized or permitted by any amendments to or replacements of the DGCL adopted after the date of this Agreement that increase the extent to which an entity may indemnify its directors, officers, trustees, employees, agents, or fiduciaries or persons serving in any capacity in which any Indemnified Party serves. To the extent permitted by Law, any amendment, alteration or repeal of the DGCL that adversely affects any right of any Indemnified Party will be prospective only and does not limit or eliminate any such right with respect to any Claim or Action involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment or repeal. Neither Parent nor the Surviving Corporation will settle, compromise or consent to the entry of any judgment in any actual or threatened Claim or Action in respect of which indemnification has been or would reasonably be expected to be sought by such Indemnified Party hereunder unless such settlement, compromise or judgment includes an unconditional release of such Indemnified Party from all liability arising out of such Claim or Action without admission or finding of wrongdoing, or such Indemnified Party otherwise consents thereto, such consent not to be unreasonably withheld. Notwithstanding anything herein to the contrary, neither Parent nor the Surviving Corporation shall be liable for any settlement effected without either Parent’s or the Surviving Corporation’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned) and Parent and the Surviving Corporation shall not be obligated to pay the fees and expenses of more than one counsel (selected by a plurality of the applicable Indemnified Parties) for all Indemnified Parties in any jurisdiction with respect to any single such claim, action, suit, proceeding or investigation, unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest that would make such joint representation inappropriate. In the event of any such Action, each applicable Indemnified Party, Parent and the Surviving Corporation shall reasonably cooperate in the defense thereof.

(b) Without limiting the foregoing, Parent and Merger Sub agree that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the Indemnitees as provided in the Company Charter and Company Bylaws (or, as applicable, the charter, bylaws, partnership agreement, limited liability company agreement, or other organizational documents of any of the Company’s Subsidiaries) and the Director and Officer Indemnification Agreements of the Company or any of its Subsidiaries will be assumed by the Surviving Corporation in the Merger, without further action, at the Effective Time and will survive the Merger and continue in full force and effect in accordance with their terms.

(c) For a period of six (6) years from the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation and the organizational documents of the Company’s Subsidiaries will contain provisions no less favorable with respect to indemnification, advancement of expenses, exculpation and limitations on liability of directors and officers than are set forth in the Company Charter and Company Bylaws, which provisions will not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were Indemnified Parties, unless such modification is required by Law and then only to the minimum extent required by Law; provided, however, that any such modification shall be prospective only and shall not limit or eliminate any such right with respect to any Claim or Action involving any occurrence or alleged occurrence of any action or omission to act that took place prior to modification; and provided further that all rights to indemnification and advancement of expenses in respect of any Action pending or asserted or any Claim made within such period continue until the disposition of such Action or resolution of such Claim.

(d) For a period of six (6) years from the Effective Time, Parent or the Surviving Corporation will maintain in effect the current directors’ and officers’ liability and fiduciary liability insurance policies covering the Indemnified Parties (but may substitute therefor other policies of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the Indemnified Parties so long as that substitution does not result in gaps or lapses in coverage) with respect to matters occurring on or before the Effective Time. Neither Parent nor the Surviving Corporation will be required to pay annual premiums in excess of 300% of the last annual premiums paid therefor prior to the date hereof and will purchase the maximum amount of coverage that can be obtained for that amount if the coverage described in this Section 7.10(d) would cost in excess of that amount.

(e) If Parent, the Surviving Corporation, the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges with or into any other Person and is not the continuing or surviving corporation, partnership or other entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision will be made so that the successors and assigns of Parent or the Surviving Company, as applicable, assume the obligations set forth in this Section 7.10.

(f) Parent will cause the Surviving Corporation and, from and after the Second Step Merger, the Surviving Company, to perform all of the obligations of the Surviving Corporation under this Section 7.10.

(g) This Section 7.10 survives the consummation of the Merger and the Second Step Merger and is intended to be for the benefit of, and to be enforceable by, the Indemnified Parties and the Indemnitees and their respective heirs and personal representatives, and will be binding on the Surviving Corporation, the Surviving Company and their respective successors and assigns.

7.11   Notification of Certain Matters.   The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, to the extent in each case it obtains Knowledge thereof, of: (i) any notice or other communication received by such Party or its Subsidiaries from any Governmental Authority in connection with the transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated hereby, if the subject matter of such communication or the failure of such Party to obtain such consent is reasonably likely to be material to the Company, Parent or the Surviving Corporation or to materially impede or delay the consummation of the transactions contemplated hereby; (ii) any actions, suits, claims, investigations or proceedings commenced or threatened against, relating to or involving or otherwise affecting such Party or any of its Subsidiaries and that relate to the Merger; (iii) any inaccuracy of any representation or warranty of the Company or Parent, as applicable, contained herein at any time during the term hereof; (iv) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would result in the failure to be satisfied of any of the conditions to the Closing in Article VIII; and (v) any material failure of such Party to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereby which would result in the failure to be satisfied of any of the conditions to the Closing in Article VIII. In the case of clauses (iii), (iv) and (v), however, the failure to comply with this Section 7.11 shall not result in the failure to be satisfied of any of the conditions to the Closing in Article VIII, or give rise to any right to terminate this Agreement under Article IX, if the underlying fact, circumstance, event or failure would not in and of itself give rise to such failure or right.

7.12   Section 16 Matters.   Prior to the Effective Time, Parent and the Company will take all such steps as may be required (to the extent permitted under applicable Law) to cause any dispositions of Company Common Shares (including derivative securities with respect to Company Common Shares) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, or will become subject to such reporting requirements with respect to the Surviving Corporation, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

7.13   Employee Benefits.

(a) From the Effective Time through December 31, 2017, Parent will, or will cause its Affiliates to, provide each of the Employees who remains in the active employment of Parent or any of its Affiliates following the Effective Time (the “Continuing Employees”) with (i) a base salary or wages that are no less than such Continuing Employee’s base salary or wages as of the Effective Time, and (ii) a target bonus opportunity that is no less favorable than the opportunity provided to such Continuing Employee as of the Effective Time.

(b) Parent will, or will cause its Affiliates to, honor all obligations under each Company Employee Benefit Plan listed on Section 5.19(a) of the Company Disclosure Schedule that remains in effect after the Effective Time, including any rights or benefits arising as a result of the transactions contemplated under this Agreement (either alone or in combination with any other event, including termination of employment), and Parent hereby agrees and acknowledges that the consummation of the transactions contemplated by this Agreement constitutes a “change of control” or a “change in control” or similar term, as the case may be, for all purposes under each Company Employee Benefit Plan.

(c) Effective as of the Effective Time, Parent will, or will cause its Affiliates to use commercially reasonable efforts to cause each material Parent Employee Benefit Plan (including all applicable vacation, severance and defined contribution retirement benefit plans and programs) in which any Continuing Employee becomes eligible to participate to treat the prior service of such Continuing Employee with any of the Company and its Affiliates as service rendered to Parent for all purposes (including vesting, eligibility, level of benefit and benefit accrual purposes, but other than for purposes of benefit accrual under any defined benefit plan or vesting under any equity compensation plan) to the extent that such service crediting does not violate any applicable Law or result in duplication of benefits for the same period of service.

(d) Parent will, or will cause its Affiliates to, use commercially reasonable efforts to (i) waive any limitation on health and welfare coverage of any Continuing Employee and his or her eligible dependents due to pre-existing conditions and/or waiting periods, active employment requirements, and requirements to show evidence of good health under the applicable health and welfare plan of Parent or any Affiliate of Parent to the extent such Continuing Employee and his or her eligible dependents are covered under a health and welfare benefit plan of the Company or any of its Affiliates (as the case may be), and such conditions, periods or requirements are satisfied or waived under such plan, immediately prior to the Effective Time and (ii) credit each Continuing Employee and his or her eligible dependents with all deductible payments, co-payments and co-insurance paid by such employee and covered dependents under the medical employee benefit plan of the Company or any of its Affiliates (as the case may be) prior to the Effective Time during the year in which the

Effective Time occurs for the purpose of determining the extent to which any such employee and his or her dependents have satisfied their deductible and whether they have reached the out-of-pocket maximum under any medical plan of Parent or any Affiliate of Parent for such year.

(e) For purposes of determining the number of vacation days and other paid time off to which each Continuing Employee is entitled during the calendar year in which the Effective Time occurs, Parent will, or will cause its Affiliates to, assume and honor all vacation and other paid time off days accrued or earned but not yet taken by such Continuing Employee as of the Effective Time to the extent reflected on the Company’s books and records.

(f) To the extent requested by Parent, the Company or its appropriate Affiliate shall execute and deliver such instruments and take such other actions as Parent may reasonably require in order to cause the amendment, termination and/or liquidation of any Company Employee Benefit Plan, on terms that are in accordance with the applicable amendment, termination and/or liquidation provisions of such Company Employee Benefit Plan and in accordance with applicable law and effective prior to the Effective Time. With respect to any Company Employee Benefit Plan for which the amendment or termination of such plan requires the consent of the participants of such plan, the Company or its appropriate Affiliate shall use its reasonable best efforts to obtain such consent as necessary to amend or terminate such plan as requested by Parent.

(g) The provisions of this Section 7.13 are for the sole benefit of the Parties and nothing herein, expressed or implied, is intended or will be construed to confer upon or give to any person (including, for the avoidance of doubt, any Continuing Employee or other current or former employee of the Company or any of their respective Affiliates), other than the Parties and their respective permitted successors and assigns, any legal or equitable or other rights or remedies (including with respect to the matters provided for in this Section 7.13) under or by reason of any provision of this Agreement. Nothing in this Section 7.13 amends, or will be deemed to amend (or prevent the amendment or termination of), any Company Employee Benefit Plan or Parent Employee Benefit Plan. Parent and its Affiliates shall have no obligation to continue to employ or retain the services of any Continuing Employee for any period of time following the Effective Time and Parent and its Affiliates will be entitled to modify any compensation or benefits provided to, and any other terms or conditions of employment of, any such employees in its absolute discretion.

7.14   Certain Tax Matters.

(a) The Parties to this Agreement adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g). None of the Company or any of its Subsidiaries or Parent or any of its Subsidiaries shall take or cause to be taken any action that prevents or impedes, or could reasonably be expected to prevent or impede, the Integrated Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(b) The Parties shall cooperate and use their respective reasonable efforts in order for the Company and Parent to obtain the tax opinions referenced in Section 8.2(d) and Section 8.3(d), respectively.

(c) Any liability arising out of any real estate transfer Tax with respect to interests in real property owned directly or indirectly by the Company or any of its Subsidiaries immediately prior to the Effective Time, if applicable with respect to the Merger, shall be borne by the Company.

7.15   Transaction Litigation.   The Company shall give Parent the opportunity to participate in the defense or settlement of any security holder litigation against the Company and/or its directors relating to the Merger and the other transactions contemplated by this Agreement, and no such settlement shall be agreed to without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed.

7.16   Target Debt and Termination of Mortgages.

(a) The Company shall use commercially reasonable efforts to, concurrently with the Effective Time (or before), (i) obtain customary payoff letters to terminate the Existing Credit Agreement, (ii) coordinate with Parent and hedge providers to make arrangements with respect to Derivative Instruments, and (iii) make arrangements satisfactory to Parent for the release of all Liens arising from or granted in connection with the Existing Credit Agreement.

(b) The Company shall use commercially reasonable efforts to, concurrently with the Effective Time (or before), pay in full any amounts then borrowed or currently outstanding under the Revolving Credit Facility, and shall take all such actions as may be necessary to terminate or cause to be terminated the Revolving Credit Facility and all applicable commitment related to or under the Revolving Credit Facility, and make arrangements satisfactory to Parent for the release of all Liens arising from or granted in connection with the Revolving Credit Facility. The Company and Parent shall cooperate with one another in good faith to cause the issuing institution for each letter of credit identified on Section 7.16(b) of the Company Disclosure Schedule to release the Company or its Subsidiaries, as applicable, and install Parent or one of its Subsidiaries, as obligor for each such letter of credit prior to the termination of the Revolving Credit Facility.

(c) In connection with the transactions contemplated by this Agreement, in the event that Parent desires to consummate an exchange offer, tender offer, repurchase offer, consent solicitation, discharge, defeasance, redemption or similar transaction, or any combination thereof (collectively, the “Debt Transactions”) with respect to the Company’s 7.75% Senior Notes due 2019 (the “Notes”), each of the Company, Parent and Merger Sub shall use their respective reasonable best efforts to, and to cause their respective Subsidiaries and Representatives (and, in the case of the Company, the trustee for the Notes) to, cooperate with one another in good faith to permit such Debt Transactions to be effected on such terms, conditions and timing as reasonably requested by Parent, including if so requested by Parent, causing those Debt Transactions to be consummated substantially concurrently with the Closing. For the avoidance of doubt, the consummation of any Debt Transaction shall not be a condition to Closing.

(d) Parent shall promptly reimburse the Company for any documented reasonable out-of-pocket costs, fees and expenses incurred by the Company in connection with any Debt Transactions. In addition, Parent and Merger Sub shall, on a joint and several basis, indemnify and hold harmless the Company, its Subsidiaries and their respective officers, employees, partners, members, directors and affiliates, and each Person, if any, who controls the Company within the meaning of Section 20 of the Exchange Act, and any dealer-manager, information agent, solicitation agent, depositary or other agent or Person engaged by or on behalf of Parent or the Company (and such Person’s officers, employees, partners, members, directors and affiliates and each other Person, if any, who controls such Person within the meaning of Section 20 of the Exchange Act) at the request of Parent in connection with any Debt Transactions if applicable, for and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with any Debt Transactions (collectively, “Losses”) (other than, in each case, to the extent such Losses arise from (x) fraud, willful misconduct, intentional misrepresentation, misstatements or omissions on the part of the Company or its Subsidiaries or their respective officers, employees, partners, members, directors or affiliates or other Representatives or (y) historical information relating to the Company or its Subsidiaries and provided by the Company for use in connection with any Debt Transaction).

ARTICLE VIII
CONDITIONS TO CONSUMMATION OF THE MERGER

8.1   Mutual Closing Conditions.   The obligations of each of the Parties to consummate the Merger are conditioned upon the satisfaction (or waiver by both the Company and Parent) at or prior to the Effective Time of each of the following:

(a) This Agreement has been adopted by the affirmative vote of the holders, as of the record date for the Company Meeting, of a majority of the outstanding Company Common Shares (the “Company Stockholder Approval”).

(b) All applicable waiting periods under the HSR Act have expired or been terminated.

(c) No Law, order, judgment or injunction (whether preliminary or permanent) issued, enacted, promulgated, issued, entered or enforced by a court of competent jurisdiction or other Governmental Authority restraining, prohibiting or rendering illegal the consummation of the transactions contemplated by this Agreement is in effect.

(d) The Registration Statement has become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been initiated or threatened by the SEC.

(e) The New Common Shares deliverable to the holders of Company Common Shares (including holders of Company Options deemed to have been exercised and Company Restricted Shares deemed to have vested) as contemplated by this Agreement have been approved for listing on the NYSE, subject to official notice of issuance.

8.2   Additional Company Conditions to Closing.   The obligation of the Company to consummate the Merger is further conditioned upon the satisfaction (or waiver by the Company) at or prior to the Effective Time of each of the following:

(a) The representations and warranties of Parent contained (A) in Sections 6.1, 6.2 and 6.3 of this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date, as if made as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), and (B) in this Agreement (other than the representations and warranties of Parent set forth in Sections 6.1, 6.2 and 6.3) shall be true and correct as of the date of this Agreement and as of the Closing Date, as if made as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except (in the case of this clause (B)) where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth in any individual such representation or warranty) would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Each and all of the agreements and covenants of Parent and Merger Sub to be performed and complied with pursuant to this Agreement on or prior to the Effective Time have been duly performed and complied with in all material respects.

(c) The Company has received a certificate signed by the Chief Executive Officer of Parent, dated as of the Closing Date, to the effect set forth in Section 8.2(a) and Section 8.2(b).

(d) The Company has received the opinion of Latham & Watkins LLP, counsel to the Company (or other counsel to the Company reasonably satisfactory to Parent, which the parties agree shall include Skadden, Arps, Slate, Meagher & Flom LLP for purposes of this Section 8.2(d)), dated as of the Closing Date, to the effect that, on the basis of facts, representations, assumptions and exclusions set forth or referred to in such opinion, the Integrated Mergers will qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Latham & Watkins LLP shall be entitled to receive and rely upon representations, warranties and covenants of officers of Parent, Merger Sub and the Company and any of their respective Affiliates and Representatives as to such matters as such counsel may reasonably request.

8.3   Additional Parent Conditions to Closing.   The obligation of Parent to consummate the Merger is further conditioned upon the satisfaction (or waiver by Parent) at or prior to the Effective Time of each of the following:

(a) The representations and warranties of the Company contained (A) in Sections 5.2(a) and 5.2(b) of this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date, as if made as of such date, except for any de minimis inaccuracies, (B) in Sections 5.1, 5.2(c), 5.2(g) and 5.4 of this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date, as if made as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), and (C) in this Agreement (other than the representations and warranties of Company set forth in Sections 5.1, 5.2(a), 5.2(b), 5.2(c), 5.2(g) and 5.4) shall be true and correct as of the date of this Agreement and as of the Closing Date, as if made as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except (in the case of this clause (C)) where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth in any individual such representation or warranty) would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Each and all of the agreements and covenants of the Company to be performed and complied with pursuant to this Agreement on or prior to the Effective Time have been duly performed and complied with in all material respects.

(c) Parent has received a certificate signed by the Chief Executive Officer of the Company, dated as of the Closing Date, to the effect set forth in Section 8.3(a) and Section 8.3(b).

(d) Parent has received the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, counsel to Parent (or other counsel to the Parent reasonably satisfactory to the Company, which the parties agree shall include Latham & Watkins LLP for purposes of this Section 8.3(d)), dated as of the Closing Date, to the effect that, on the basis of facts, representations, assumptions and exclusions set forth or referred to in such opinion, the Integrated Mergers will qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Skadden, Arps, Slate, Meagher & Flom LLP shall be entitled to receive and rely upon representations, warranties and covenants of officers of Parent, Merger Sub and the Company and any of their respective Affiliates and Representatives as to such matters as such counsel may reasonably request.

(e) The number of Dissenting Shares does not exceed 10% of the outstanding Company Common Shares.

ARTICLE IX
TERMINATION

9.1   Termination of Agreement.   This Agreement may be terminated prior to the Effective Time (whether before or, except as otherwise provided below, after the Company Stockholder Approval has been obtained) as follows:

(a) by the mutual written consent of the Company and Parent;

(b) by the Company or Parent if there is in effect a final nonappealable order of a Governmental Authority of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the Merger or the other transactions contemplated hereby; provided, that the right to terminate this Agreement under this Section 9.1(b) is not available to the Company, on the one hand, or Parent, on the other hand, if such order was primarily due to the failure of the Company, on the one hand, or Parent or Merger Sub, on the other hand, to perform any of its obligations under this Agreement;

(c) by Parent if (i) the Company has breached or failed to perform any of its covenants or agreements set forth in this Agreement; or (ii) any representation or warranty of the Company becomes untrue and, with respect to either (i) or (ii) above, the conditions set forth in Section 8.3(a) or (b) would not be satisfied and such breach, failure to perform or untruth is incapable of being cured (or becoming true) or, if capable of being cured (or becoming true), is not cured (or has not become true) within thirty (30) days following receipt by the Company of notice of such breach, failure or untruth from Parent;

(d) by the Company if (i) Parent has breached or failed to perform any of its covenants or agreements set forth in this Agreement; or (ii) any representation or warranty of Parent becomes untrue and, with respect to either (i) or (ii) above, the conditions set forth in Section 8.2(a) or (b) would not be satisfied and such breach, failure to perform or untruth is incapable of being cured (or becoming true) or, if capable of being cured (or becoming true), is not cured (or has not become true) within thirty (30) days following receipt by Parent of notice of such breach, failure or untruth from the Company;

(e) by the Company or Parent if the Closing does not occur on or before July 17, 2017 (the “Outside Date”); provided, that the right to terminate this Agreement pursuant to this Section 9.1(e) shall not be available to any party whose breach of any representation, warranty, covenant or agreement set forth in this Agreement has been the cause of, or resulted in, the failure of the Closing to have occurred on or before the Outside Date;

(f) by the Company or Parent if the Company Meeting has concluded and the Company Stockholder Approval has not been obtained;

(g) by Parent if, prior to obtaining the Company Stockholder Approval, a Change in Recommendation has occurred; or

(h) by the Company if the Company is terminating this Agreement to enter into a definitive agreement relating to a Superior Proposal in accordance with Section 7.3, provided that the Company has complied with Section 9.4(c).

9.2   Procedure Upon Termination.   In the event of termination of this Agreement by Parent or the Company, or both, pursuant to Section 9.1, written notice thereof will forthwith be given to the Other Party, and this Agreement will terminate without further action by Parent or the Company.

9.3   Effect of Termination.   In the event that this Agreement is validly terminated as provided in Section 9.1, then each of the Parties will be relieved of its duties and obligations arising under this Agreement after the date of such termination and such termination will be without liability to Parent or the Company; provided, that the agreements and obligations of the Parties set forth in this Section 9.3, Section 9.4 and Article X hereof will survive and remain fully enforceable. In addition, nothing in this Section 9.3 relieves any of Parent or the Company of any liability for fraud or any Willful Breach of any covenant or agreement contained herein occurring prior to termination, or as provided in the Confidentiality Agreement. In the event of fraud or a Willful Breach, the aggrieved Party shall be entitled to all rights and remedies available at law or in equity. “Willful Breach” means an intentional and willful material breach, or an intentional and willful material failure to perform, in each case that is the consequence of an act or omission by a Party with the knowledge that the taking of, or failure to take, such act would, or would be reasonably expected to, cause a material breach of this Agreement.

9.4   Fees and Expenses.

(a) In the event that (i) an Alternative Proposal is publicly proposed or publicly disclosed prior to, and not publicly withdrawn at the time of, the date of the Company Meeting (or, if the Company Meeting has not occurred, prior to the termination of this Agreement pursuant to Section 9.1(c) or Section 9.1(e)) and (ii) this Agreement is terminated by the Company or Parent pursuant to Section 9.1(c), Section 9.1(e) or Section 9.1(f) and (iii) the Company enters into a definitive agreement with respect to, or consummates, an Alternative Proposal within twelve (12) months after the date this Agreement is terminated, then the Company will pay to Parent the Termination Fee, upon the earlier of (x) the date of the execution of such definitive agreement by the Company (or, if such date is not a Business Day, then the first Business Day following such date) and (y) the date of the consummation of any such transaction. For purposes of this Section 9.4(a), the term “Alternative Proposal” has the meaning assigned to such term in Section 7.3(h)(i), except that the references to “20% or more” are deemed to be references to “more than 50%.”

(b) In the event this Agreement is terminated by Parent pursuant to Section 9.1(g), then the Company will pay to Parent, within two (2) Business Days after the date of termination, the Termination Fee.

(c) In the event this Agreement is terminated by the Company pursuant to Section 9.1(h), then the Company will pay to Parent, immediately prior to or simultaneously with such termination, the Termination Fee.

(d) Any payment of the Termination Fee (or applicable portion thereof) will be made in cash by wire transfer of same day funds to an account designated in writing by Parent.

(e) Each Party will pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the transactions contemplated hereby; provided that Parent will pay 100% of the filing fees payable in connection with the filings required to be made under the HSR Act.

(f) The Company acknowledges that the provisions of this Section 9.4 are an integral part of the transactions contemplated hereby and that, without these agreements, Parent would not enter into this Agreement; accordingly, if the Company fails promptly to pay or cause to be paid the amounts due pursuant to this Section 9.4, and, in order to obtain such payment, Parent or Merger Sub commences a suit that results in a judgment against the Company for the amounts set forth in this Section 9.4, the Company shall pay to Parent and Merger Sub (as the case may be) its reasonable costs and expenses (including attorneys’ fees and expenses) in connection with such suit and any appeal relating thereto, together with interest on the amounts set forth in this Section 9.4 at the prime rate of Citibank N.A. in effect on the date such payment was required to be made. The Parties agree that in the event that the Company pays the Termination Fee to Parent, the Company has no further liability to Parent of any kind in respect of this Agreement and the transactions contemplated hereby (provided that nothing herein shall release any party from liability for Willful Breach or fraud), and that in no event will the Company be required to pay the Termination Fee on more than one occasion.

(g) As used herein, “Termination Fee” means a cash amount equal to eighty seven million dollars ($87,000,000).

ARTICLE X
MISCELLANEOUS

10.1   Amendment or Supplement; Waiver.

(a) At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Company Stockholder Approval, by written agreement of the Parties hereto, by action taken or authorized by their respective boards of directors; provided, however, that following receipt of the Company Stockholder Approval, there will be no amendment or change to the provisions of this Agreement that by Law would require further approval by the Company Stockholders without such approval.

(b) At any time prior to the Effective Time, the Parties may (i) extend the time for the performance of any of the obligations or other acts of the Other Party hereto, (ii) waive any inaccuracies in the representations and warranties of the Other Party contained herein or in any document, certificate or writing delivered pursuant hereto by the Other Party or (iii) waive compliance with any of the agreements or conditions of the Other Party hereto contained herein. Any agreement on the part of any Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the Party granting such waiver in any other respect or at any other time. Neither the waiver by any of the Parties hereto of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the Parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder. The rights and remedies herein provided are cumulative and none is exclusive of any other, or of any rights or remedies that any Party may otherwise have at Law or in equity.

10.2   Counterparts.   This Agreement may be executed in any number of counterparts, each of which is an original, and all of which, when taken together, constitute one Agreement. Delivery of an executed signature page of this Agreement by facsimile or other customary means of electronic transmission (e.g., “pdf”) will be effective as delivery of a manually executed counterpart hereof.

10.3   Governing Law.   This Agreement is governed by and construed and enforced in accordance with the Laws of the State of Delaware, without giving effect to any conflicts of law principles that would result in the application of any Law other than the Law of the State of Delaware.

10.4   Notices.   All notices and other communications hereunder will be in writing and deemed given if delivered personally or by facsimile transmission, or mailed by a nationally recognized overnight courier, postage prepaid, to the Parties at the following addresses (or at such other address for a Party as specified by like notice, provided, that notices of a change of address will be effective only upon receipt thereof):

(a)	If to Parent or Merger Sub, to:

Noble Energy, Inc.
1001 Noble Energy Way
Houston, TX 77070
	Attention:	Arnold J. Johnson John P. Zabaneh

With copies (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
1000 Louisiana St., Suite 6800
Houston, TX 77002
	Attention:	Frank E. Bayouth Eric C. Otness
Facsimile: (713) 655-5200

(b)	If to the Company, to:

Clayton Williams Energy, Inc.
6 Desta Drive, Suite 6500
Midland, TX 79705
Attention: General Counsel
Facsimile: 432-688-3468

With copies (which shall not constitute notice) to:

Latham & Watkins LLP
811 Main Street, Suite 3700
Houston, Texas 77002
	Attention:	Michael E. Dillard John M. Greer
Facsimile: (713) 546-5401

Notices will be deemed to have been received (i) on the date of receipt if delivered by hand or overnight courier service or (ii) upon receipt of an appropriate electronic answerback or confirmation when so delivered by fax (to such number specified above or another number or numbers as such Person may subsequently designate by notice given hereunder).

10.5   Assignment.   Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by either Party without the prior written consent of the Other Party; provided that no such assignment will relieve any Party of its obligations hereunder. Any purported assignment not permitted under this Section 10.5 shall be null and void.

10.6   Entire Understanding; No Third-Party Beneficiaries.   This Agreement, together with the Confidentiality Agreement, constitutes the entire agreement and understanding of the Parties with respect to the matters therein and supersedes all prior agreements and understandings on such matters. The provisions of this Agreement are binding upon, inure to the benefit of the Parties hereto and, subject to Section 10.5, their respective successors and assigns. No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the Parties hereto and their respective successors and assigns and, except as provided in Section 7.10 (which will be to the benefit of the Persons referred to in such Section).

10.7   Severability.   Any provision of this Agreement which is invalid, illegal or unenforceable in any jurisdiction will, as to that jurisdiction, be ineffective only to the extent of such invalidity, illegality or unenforceability, without affecting in any way the remaining provisions hereof in such jurisdiction or rendering that or any other provision of this Agreement invalid, illegal or unenforceable in any other jurisdiction.

10.8   Jurisdiction.

(a) The Parties hereto agree that any action or proceeding relating to this Agreement or the transactions contemplated hereby shall be heard and determined in the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, the Superior Court of the State of Delaware (Complex Commercial Division) or, if subject matter jurisdiction over the matter that is the subject of the action or proceeding is vested exclusively in the federal courts of the United States of America, the federal court of the United States of America sitting in the district of Delaware), and any appellate court from any thereof, and each of them irrevocably submits to the exclusive jurisdiction and venue of such courts in any such action or proceeding and irrevocably waives the defense of an inconvenient forum and all other defenses to venue in any such court in any such action or proceeding. The consents to jurisdiction and venue set forth in this Section 10.8 shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the Parties. The Parties agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided, however, that nothing in the foregoing shall restrict any

Party’s rights to seek any post-judgment relief regarding, or any appeal from, a final trial court judgment. The Parties agree that process in any such action or proceeding may be served by registered mail or in any other manner permitted by the rules of the court in which the action or proceeding is brought.

10.9   Waiver of Jury Trial.   To the extent not prohibited by applicable Law that cannot be waived, each Party hereby irrevocably waives and covenants that it will not assert (whether as plaintiff, defendant or otherwise) any right to trial by jury in any forum in respect of any issue, claim, demand, action or cause of action arising in whole or in part under, related to, based on, or in connection with, this Agreement or the subject matter hereof, whether now existing or hereafter arising and whether sounding in tort or contract or otherwise. Any Party may file an original counterpart or a copy of this Section 10.9 with any court as written evidence of the consent of each such Party to the waiver of its right to trial by jury.

10.10   No Recourse.   This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as parties hereto and no past, present or future Affiliate, director, officer, employee, incorporator, member, manager, partner, stockholder, agent, attorney or other representative of any Party hereto has any liability for any obligations or liabilities of the Parties to this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby.

10.11   Specific Performance.   The Parties agree that irreparable damage would occur and that the Parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, in accordance with this Section 10.11 in the Court of Chancery of the State of Delaware or, if such court lacks subject matter jurisdiction, any other court of the State of Delaware or, to the extent permitted by law, in a federal court sitting in the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (x) either party has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity. Each party further agrees that no party shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 10.11, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

10.12   Survival.   Except as otherwise provided in this Agreement, none of the representations, warranties, agreements and covenants contained in this Agreement will survive the Closing or the termination of this Agreement if this Agreement is terminated prior to the Closing; provided, however, that if the Closing occurs, the agreements of the parties in Sections 3.3, 3.4, 3.5, 7.10, 7.13, 7.14 and this Article X will survive the Closing, and if this Agreement is terminated prior to the Closing, the agreements of the parties in Sections 7.6, 9.2, 9.3 and 9.4, and this Article X will survive such termination. The Confidentiality Agreement shall (i) survive termination of this Agreement in accordance with its terms and (ii) terminate as of the Effective Time.

[signature pages follow]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first written above.

NOBLE ENERGY, INC.

By:	/s/ Arnold J. Johnson
Name:	Arnold J. Johnson
Title:	Senior Vice President

WILD WEST MERGER SUB, INC.

By:	/s/ Arnold J. Johnson
Name:	Arnold J. Johnson
Title:	President

NBL PERMIAN LLC

By:	/s/ Arnold J. Johnson
Name:	Arnold J. Johnson
Title:	President

CLAYTON WILLIAMS ENERGY, INC.

By:	/s/ Mel G Riggs
Name:	Mel G Riggs
Title:	President

ANNEX B—OPINION OF GOLDMAN SACHS

PERSONAL AND CONFIDENTIAL

January 13, 2017

Board of Directors
Clayton Williams Energy, Inc.
6 Desta Drive, Suite 6500
Midland, TX 79705

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Noble Energy, Inc. (“Noble”) and its affiliates) of the outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Clayton Williams Energy, Inc. (the “Company”) of the Aggregate Consideration (as defined below) to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of January 13, 2017 (the “Agreement”), by and among Noble, Wild West Merger Sub, Inc., a wholly owned subsidiary of Noble (“Acquisition Sub”), NBL Permian LLC, a wholly owned subsidiary of Noble, and the Company. The Agreement provides that Acquisition Sub will be merged with and into the Company and each outstanding Share (other than (i) Shares owned by the Company or Noble or any of their respective wholly owned subsidiaries and (ii) Dissenting Shares (as defined in the Agreement)) will be converted into the right to receive, at the election of the holder thereof, one of the following forms of consideration: (i) 3.7222 shares of common stock, par value $0.01 per share (the “Noble Common Stock”), of Noble, (ii) 2.7874 shares of Noble Common Stock and $34.75 in cash, or (iii) $138.39 in cash ((i), (ii) and (iii) taken in the aggregate, the “Aggregate Consideration”), in each case subject to certain procedures and limitations contained in the Agreement, as to which procedures and limitations we express no opinion.

Goldman, Sachs & Co. and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman, Sachs & Co. and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Noble, any of their respective affiliates and third parties, including Ares Management LLC (“Ares”), a significant shareholder of the Company, and its affiliates and portfolio companies or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as sole arranger with respect to its term loan (aggregate principal amount $350 million) in March 2016; as financial advisor to the Company in connection with its private placement of 5,051,100 Shares in July 2016; and as financial advisor to the Company in connection with its sale of assets in the Giddings area in December 2016.

Board of Directors
Clayton Williams Energy, Inc.
January 13, 2017

We also have provided certain financial advisory and/or underwriting services to Noble and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as joint book-running manager with respect to the issuance of 24,150,000 shares of Noble Common Stock in February 2015. We also have provided certain financial advisory and/or underwriting services to Ares and/or its affiliates and portfolio companies from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as joint lead arranger with respect to a term loan (aggregate principal amount $720 million) for American Tire Distributors Inc., a portfolio company of Ares, in March 2015; as joint lead arranger with respect to a term loan (aggregate principal amount $200 million) for CHG Healthcare Services, a portfolio company of Ares, in May 2015; as co-manager with respect to a public offering by Ares of its 5.25% Senior Notes due 2025 (aggregate principal amount $325 million) in August 2015; as financial advisor to Ares on its sale of the Allegheny Lock & Dam 8 and Allegheny Lock & Dam 9 hydro plants in September 2015; and as book runner with respect to a term loan (aggregate principal amount $990 million) for CHG Healthcare Services in May 2016. We may also in the future provide financial advisory and/or underwriting services to the Company and Noble and their respective affiliates and Ares and its affiliates and portfolio companies for which our Investment Banking Division may receive compensation. Affiliates of Goldman, Sachs & Co. also may have co-invested with Ares and its affiliates from time to time and may have invested in limited partnership units of affiliates of Ares from time to time and may do so in the future.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company and Noble for the five fiscal years ended December 31, 2015; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Noble; certain other communications from the Company and Noble to their respective stockholders; certain publicly available research analyst reports for the Company and Noble; and certain internal financial analyses and forecasts for the Company prepared by its management, certain internal financial analyses and forecasts for Noble stand alone prepared by its management, and certain financial analyses and forecasts for Noble pro forma for the Transaction prepared by management of the Company, in each case, as approved for our use by the Company (collectively, the “Forecasts”), including certain operating synergies projected by the management of the Company to result from the Transaction, as approved for our use by the Company (the “Synergies”). We have also held discussions with members of the senior managements of the Company and Noble regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of Noble and with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares and shares of Noble Common Stock; compared certain financial and stock market information for the Company and Noble with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the oil and gas industry; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts, including the Synergies, have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or Noble or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or Noble or on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Board of Directors
Clayton Williams Energy, Inc.
January 13, 2017

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders (other than Noble and its affiliates) of Shares, as of the date hereof, of the Aggregate Consideration to be paid to such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the Aggregate Consideration to be paid to the holders (other than Noble and its affiliates) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which shares of Noble Common Stock will trade at any time or as to the impact of the Transaction on the solvency or viability of the Company or Noble or the ability of the Company or Noble to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Shares should vote or make any election with respect to such Transaction or how any holder of Shares should vote with respect to the Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Aggregate Consideration to be paid to the holders (other than Noble and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ GOLDMAN, SACHS & CO.

(GOLDMAN, SACHS & CO.)

ANNEX C—SECTION 262 OF THE DGCL

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation's certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS.

Item 20.	Indemnification of Officers and Directors

Section 145 of the DGCL permits a Delaware corporation to indemnify its directors, officers, employees and agents against liability for each such person’s acts taken in his or her capacity as a director, officer, employee or agent of the corporation if such actions were taken in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action, if he or she had no reasonable cause to believe his or her conduct was unlawful.

Noble’s bylaws provide for indemnification of prior and current directors, officers, employees or agents. Noble is to indemnify, to the fullest extent authorized by law, any director or officer of Noble who is made a party or threatened to be made to a party in any criminal, civil, administrative or investigative action or proceeding. Further, Noble may indemnify an employee or agent who is made or threatened to be made a party to a criminal, civil, administrative, or investigative action or proceeding. In addition, Noble, at its own expense, may maintain insurance to protect itself and directors, officers, employees or agents of Noble or another enterprise against all expenses and liabilities, whether or not Noble has the power to indemnify such individuals under the DGCL.

Should a director or officer be successful in any action, suit or proceeding, he or she must be indemnified by Noble against expenses, including attorney’s fees, actually and reasonably incurred by the officer or director. Furthermore, Noble must pay the expenses incurred in defending any civil, criminal, administrative or investigative action, suit or proceeding in advance of its final disposition. However, Noble must first receive an undertaking by the indemnified party to repay all expenses if it is ultimately determined that such indemnitee is not entitled to be indemnified. If the indemnitee is an employee or agent, then the upfront payment of expenses may be done under terms and conditions as Noble deems appropriate.

Item 21.	Exhibits and Financial Statement Schedules

The agreements included as exhibits to this proxy statement/prospectus contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties have been made solely for the benefit of the other parties to the applicable agreement and:

•	should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;
•	may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors; and
•	were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments.

Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time. Noble and CWEI acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, they are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading. Additional information about Noble and CWEI may be found elsewhere in this registration statement and our other public filings, which are available without charge through the SEC’s website at www.sec.gov. See “Where You Can Find More Information.”

(a) Exhibits

Exhibit Number	Exhibit Description
2.1†
Agreement and Plan of Merger, dated as of January 13, 2017, by and among Noble Energy, Inc., Wild West Merger Sub, Inc., NBL Permian LLC, and Clayton Williams Energy, Inc. (included as Annex A to the joint proxy statement/prospectus forming a part of this Registration Statement and incorporated herein by reference)

3.1	Restated Certificate of Incorporation of Noble Energy, Inc. (incorporated by reference to Exhibit 3.3 to Noble Energy, Inc.’s Current Report on Form 8-K filed on July 28, 2016)

3.2	By-Laws of Noble Energy, Inc. (as amended through January 24, 2017) (incorporated by reference to Exhibit 3.2 to Noble Energy, Inc.’s Current Report on Form 8-K filed on January 27, 2017)

5.1*	Opinion of Arnold J. Johnson, Senior Vice President, General Counsel and Secretary of Noble Energy, Inc., regarding legality of securities being registered

8.1*	Opinion of CWEI tax counsel regarding certain U.S. income tax matters

8.2*	Opinion of Noble tax counsel regarding certain U.S. income tax matters

23.1*	Consent of KPMG LLP (Noble Energy, Inc.)

23.2*	Consent of KPMG LLP (Clayton Williams Energy, Inc.)

23.3*	Consent of Netherland, Sewell & Associates, Inc. (Noble Energy, Inc.)

23.4*	Consent of Williamson Petroleum Consultants, Inc. (Clayton Williams Energy, Inc.)

23.5*	Consent of Ryder Scott Company, L.P. (Clayton Williams Energy, Inc.)

23.6*	Consent of Arnold J. Johnson (included as part of Exhibit 5.1)

23.7*	Consent of CWEI tax counsel (included as part of Exhibit 8.1)

23.8*	Consent of Noble tax counsel (included as part of Exhibit 8.2)

24.1**	Powers of Attorney for Noble Energy, Inc. (included on signature page)

99.1*	Form of Proxy for Clayton Williams Energy, Inc.

99.2*	Form of Election Form

99.3*	Consent of Goldman Sachs
*	Filed herewith
**	Previously filed with the registrant’s Registration Statement on Form S-4 (No. 333-216458), which was filed with the SEC on March 6, 2017.
†	Pursuant to Item 601(b)(2) of Regulation S-K, Noble agrees to furnish supplementally a copy of any omitted schedule or exhibit to the Agreement and Plan of Merger to the SEC upon request.

Item 22.	Undertakings

(A) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial, bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser: if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(B) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Sections 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(C) (1) The undersigned registrant hereby undertakes as follows: that before any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(D) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(E) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference in the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(F) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on the 21st day of March, 2017.

NOBLE ENERGY, INC.

By:	/s/ David L. Stover
David L. Stover
Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity in which signed	Date

/s/ David L. Stover	Chairman, President and Chief Executive Officer	March 21, 2017
David L. Stover	(Principal Executive Officer)

/s/ Kenneth M. Fisher	Executive Vice President and Chief Financial Officer	March 21, 2017
Kenneth M. Fisher	(Principal Financial Officer)

/s/ Dustin A. Hatley	Vice President, Chief Accounting Officer and Controller	March 21, 2017
Dustin A. Hatley	(Principal Accounting Officer)

*	Director	March 21, 2017
Jeffrey L. Berenson

*	Director	March 21, 2017
Michael A. Cawley

*	Director	March 21, 2017
Edward F. Cox

*	Director	March 21, 2017
James E. Craddock

Signature	Capacity in which signed	Date

*	Director	March 21, 2017
Thomas J. Edelman

*	Director	March 21, 2017
Eric P. Grubman

*	Director	March 21, 2017
Kirby L. Hedrick

*	Director	March 21, 2017
Scott D. Urban

*	Director	March 21, 2017
William T. Van Kleef

*	Director	March 21, 2017
Molly K. Williamson
*By:	/s/ David L. Stover
David L. Stover
As Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Exhibit Description
2.1†
Agreement and Plan of Merger, dated as of January 13, 2017, by and among Noble Energy, Inc., Wild West Merger Sub, Inc., NBL Permian LLC, and Clayton Williams Energy, Inc. (included as Annex A to the joint proxy statement/prospectus forming a part of this Registration Statement and incorporated herein by reference)

3.1	Restated Certificate of Incorporation of Noble Energy, Inc. (incorporated by reference to Exhibit 3.3 to Noble Energy, Inc.’s Current Report on Form 8-K filed on July 28, 2016)

3.2	By-Laws of Noble Energy, Inc. (as amended through January 24, 2017) (incorporated by reference to Exhibit 3.2 to Noble Energy, Inc.’s Current Report on Form 8-K filed on January 27, 2017)

5.1*	Opinion of Arnold J. Johnson, Senior Vice President, General Counsel and Secretary of Noble Energy, Inc., regarding legality of securities being registered

8.1*	Opinion of CWEI tax counsel regarding certain U.S. income tax matters

8.2*	Opinion of Noble tax counsel regarding certain U.S. income tax matters

23.1*	Consent of KPMG LLP (Noble Energy, Inc.)

23.2*	Consent of KPMG LLP (Clayton Williams Energy, Inc.)

23.3*	Consent of Netherland, Sewell & Associates, Inc. (Noble Energy, Inc.)

23.4*	Consent of Williamson Petroleum Consultants, Inc. (Clayton Williams Energy, Inc.)

23.5*	Consent of Ryder Scott Company, L.P. (Clayton Williams Energy, Inc.)

23.6*	Consent of Arnold J. Johnson (included as part of Exhibit 5.1)

23.7*	Consent of CWEI tax counsel (included as part of Exhibit 8.1)

23.8*	Consent of Noble tax counsel (included as part of Exhibit 8.2)

24.1**	Powers of Attorney for Noble Energy, Inc. (included on signature page)

99.1*	Form of Proxy for Clayton Williams Energy, Inc.

99.2*	Form of Election Form

99.3*	Consent of Goldman Sachs
*	Filed herewith
**	Previously filed with the registrant’s Registration Statement on Form S-4 (No. 333-216458), which was filed with the SEC on March 6, 2017.
†	Pursuant to Item 601(b)(2) of Regulation S-K, Noble agrees to furnish supplementally a copy of any omitted schedule or exhibit to the Agreement and Plan of Merger to the SEC upon request.